As filed with the Securities and Exchange Commission on March 7, 2022
Registration Nos. 333-259293
and 333-259293-01
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 2
to
FORM SF-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ENTERGY TEXAS, INC. (Exact name of registrant, sponsor and depositor as specified in its charter)	ENTERGY TEXAS RESTORATION FUNDING II, LLC (Exact name of registrant and issuing entity as specified in its charter)
Texas (State or other jurisdiction of incorporation or organization)	Delaware (State or other jurisdiction of incorporation or organization)
001-34360 (Commission File Number)
0001427437 (Central Index Key Number)	0001880480 (Central Index Key Number)
61-1435798 (I.R.S. Employer Identification Number)	87-2161827 (I.R.S. Employer Identification Number)
2107 Research Forest Drive The Woodlands, Texas 77380 (409) 981-2000 (Address, including zip code, and telephone number, including area code, of depositor’s principal executive offices)	Capital Center 919 Congress Avenue, Suite 840-C Austin, Texas 78701 (512) 487-3999 (Address, including zip code, and telephone number, including area code, of issuing entity’s principal executive offices)
Dawn A. Balash Assistant General Counsel - Corporate and Securities Entergy Services, LLC 639 Loyola Avenue New Orleans, Louisiana 70113 (504) 576-6755	Kimberly A. Fontan Senior Vice President and Chief Accounting Officer Entergy Corporation 639 Loyola Avenue New Orleans, Louisiana 70113 (504) 576-5035
(Name, address, including zip code, and telephone number, including area code, of agent for service)
With Copies to:
Eric D. Tashman Norton Rose Fulbright US LLP 555 California Street San Francisco, California 94104 (628) 231-6803	Jeffrey J. Delaney, Esq. Pillsbury Winthrop Shaw Pittman LLP 1540 Broadway New York, New York 10036 (212) 858-1292

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to Completion, dated March 7, 2022
PRELIMINARY PROSPECTUS
$290,470,000 Senior Secured System Restoration Bonds, Series 2022-A
Entergy Texas, Inc.
Sponsor, Depositor and Initial Servicer
Central Index Key Number: 0001427437

Entergy Texas Restoration Funding II, LLC
issuing entity
Central Index Key Number: 0001880480

Tranche	Expected Weighted Average Life (Years)	Principal Amount Offered*	Scheduled Final Payment Date	Final Maturity Date	Interest Rate	Initial Price to Public	Underwriting Discounts and Commissions	Proceeds to issuing entity (Before Expenses)
A-1	5.00	$183,500,000	11/15/2031	11/15/2032%		%	%	$
A-2	11.70	$106,970,000	11/15/2035	11/15/2036%		%	%	$
*    Principal amounts are approximate and subject to change
The total initial price to the public is $ . The total amount of the underwriting discounts and commissions is $ . The total amount of proceeds to the issuing entity before deduction of expenses (estimated to be $ ) is $ . The distribution frequency is semi-annually. The first expected payment date is November 15, 2022.

Investing in the Senior Secured System Restoration Bonds involves risks. Please read “Risk Factors” beginning on page 27 to read about factors you should consider before buying the bonds.
Entergy Texas, Inc., or Entergy Texas, as depositor, is offering $290,470,000 aggregate principal amount of Senior Secured System Restoration Bonds, referred to herein as the bonds or the System Restoration Bonds, in two tranches to be issued by Entergy Texas Restoration Funding II, LLC, as the issuing entity. Entergy Texas is also the seller, initial servicer and sponsor with regard to the bonds. The bonds are senior secured obligations of the issuing entity supported by transition property, which includes the right to a special, irrevocable nonbypassable charge, known as a system restoration charge, paid by retail end users of electricity and related services provided by Entergy Texas or a retail electric provider via the transmission and distribution system of an electric utility such as Entergy Texas, within Entergy Texas' service territory. The Financing Act (as defined herein) mandates that system restoration charges be adjusted annually, and the Public Utility Commission of Texas further requires such true-ups to occur semi-annually (and permits such true-ups to occur more frequently) if necessary, in each case to ensure the expected recovery of amounts sufficient to timely provide all scheduled payments of principal and interest on the bonds, as described further in this prospectus, and the Public Utility Commission of Texas guarantees it will act under the financing order to ensure such recoveries as described below. Credit enhancement for the bonds will be provided by such statutory true-up mechanisms as well as by accounts held under the indenture (as defined herein).

Each bond will be entitled to interest on May 15 and November 15 of each year, beginning on November 15, 2022. The first scheduled payment date is November 15, 2022. Interest will accrue from the date of issuance and must be paid by the purchaser if the bonds are delivered after that date. On each payment date, each bond will be entitled to payment of principal, but only to the extent funds are available in the collection account after payment of certain fees and expenses and after payment of interest. There currently is no secondary market for the bonds, and we cannot assure you that one will develop.
The bonds represent obligations only of the issuing entity, Entergy Texas Restoration Funding II, LLC, and do not represent obligations of the sponsor or any of its affiliates other than the issuing entity. Please read “Description of the Transition Property” and “Security for the System Restoration Bonds” in this prospectus. The bonds are secured by the assets of the issuing entity, consisting principally of the transition property and funds on deposit in the collection account for the bonds and related subaccounts. Please read “Security for the System Restoration Bonds” and “Description of the Transition Property” in this prospectus. The bonds are not a debt or general obligation of the State of Texas, the Public Utility Commission of Texas or any other governmental agency or instrumentality and are not a charge on the full faith and credit or the taxing power of the State of Texas or any governmental agency or instrumentality.
The Public Utility Commission of Texas guarantees that it will act under its irrevocable financing order as expressly authorized by the Financing Act to ensure that expected system restoration charge revenues are sufficient to pay on a timely basis scheduled principal and interest on the bonds. The Public Utility Commission of Texas’ obligations relating to the bonds, including the specific actions that it has guaranteed to take, are direct, explicit, irrevocable and unconditional upon issuance of the bonds, and are legally enforceable against the Public Utility Commission of Texas in accordance with Texas law.
All matters relating to the structuring and pricing of the bonds have been considered jointly by Entergy Texas and the Public Utility Commission of Texas or its designated representative.
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
The underwriters expect to deliver the bonds through the book-entry facilities of The Depository Trust Company against payment in immediately available funds on or about                , 2022.

Joint Bookrunning Managers
Goldman Sachs & Co. LLC	Citigroup
Co-Managers
Regions Securities LLC	R. Seelaus & Co., LLC
The date of this prospectus is , 2022

ABOUT THIS PROSPECTUS 1
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION 2
PROSPECTUS SUMMARY OF TERMS 4
SUMMARY OF RISK FACTORS 25
RISK FACTORS 27
You may experience material payment delays or incur a loss on your investment in the System Restoration Bonds because the source of funds for payment is limited. 27
RISKS ASSOCIATED WITH POTENTIAL JUDICIAL, LEGISLATIVE OR REGULATORY ACTIONS 27
We are not obligated to indemnify you for changes in law. 27
Future judicial action could reduce the value of your investment in the System Restoration Bonds. 28
Future state legislative action might attempt to reduce the value of your investment in the System Restoration Bonds. 29
The Texas commission might attempt to take actions that could reduce the value of your investment in the System Restoration Bonds. 29
A municipal entity might assert the right to acquire portions of Entergy Texas’ electric distribution facilities and avoid payment of the system restoration charges. 30
SERVICING RISKS 31
Inaccurate consumption or collection forecasting might reduce scheduled payments on the System Restoration Bonds. 31
Your investment in the System Restoration Bonds depends on Entergy Texas or its successor or assignee, acting as servicer of the transition property. 32
If we replace Entergy Texas as the servicer, we may experience difficulties finding and using a replacement servicer. 32
Terrorist attacks, cyber attacks, system failures or data breaches of Entergy Texas’ or its suppliers’ technology systems could limit Entergy Texas’ ability to service the transition property. 33
It may be difficult to collect system restoration charges from other parties who may bill retail customers in the future. 34
Competitive metering services might result in unexpected problems in receiving accurate metering data. 35
Limits on rights to terminate service might make it more difficult to collect the system restoration charges. 35
Future adjustments to system restoration charges by customer class might result in insufficient collections. 36
RISKS ASSOCIATED WITH THE UNUSUAL NATURE OF THE TRANSITION PROPERTY 36
We will not receive system restoration charges in respect of electric service provided more than 15 years from the date of issuance of the System Restoration Bonds. 36

Foreclosure of the trustee’s lien on the transition property for the System Restoration Bonds might not be practical, and acceleration of the System Restoration Bonds before maturity might have little practical effect.    36

STORM RELATED RISK 37
Storm damage to Entergy Texas’ operations could impair payment of the System Restoration Bonds. 37
RISKS ASSOCIATED WITH POTENTIAL BANKRUPTCY PROCEEDINGS OF THE SELLER OR THE SERVICER 37

The servicer will commingle the system restoration charges with other revenues it collects, which might obstruct access to the system restoration charges in case of the servicer’s bankruptcy and reduce the value of your investment in the System Restoration Bonds.    37

    - i -

The bankruptcy of Entergy Texas or any successor seller might result in losses or delays in payments on the System Restoration Bonds. 38
The sale of the transition property might be construed as a financing and not a sale in a case of Entergy Texas’ bankruptcy which might delay or limit payments on the System Restoration Bonds. 40

If the servicer enters bankruptcy proceedings, the collections of the system restoration charges held by the servicer as of the date of bankruptcy might constitute preferences, which means these funds might be unavailable to pay amounts owing on the System Restoration Bonds.    40

Claims against Entergy Texas or any successor seller might be limited in the event of a bankruptcy of the seller. 41
The bankruptcy of Entergy Texas or any successor seller might limit the remedies available to the trustee. 41
RISKS ASSOCIATED WITH POTENTIAL BANKRUPTCY PROCEEDINGS OF FUTURE RETAIL ELECTRIC PROVIDERS IF RETAIL COMPETITION IS INTRODUCED 42

If retail competition is introduced into Entergy Texas' service territory, retail electric providers will collect the system restoration charges and may commingle such charges with other revenues they collect. This may cause losses on or reduce the value of your investment in the System Restoration Bonds in the event a retail electric provider enters bankruptcy proceedings.    42

If a retail electric provider enters bankruptcy proceedings, any cash deposit of the retail electric provider held by the trustee might not be available to cover amounts owed by the retail electric provider.    43

If a retail electric provider enters bankruptcy proceedings, system restoration charge payments made by that retail electric provider to the servicer might constitute preferences, and the servicer may be required to return such funds to the bankruptcy estate of the retail electric provider.    43

OTHER RISKS ASSOCIATED WITH AN INVESTMENT IN THE SYSTEM RESTORATION BONDS 44
Entergy Texas’ indemnification obligations under the sale and servicing agreements are limited and might not be sufficient to protect your investment in the System Restoration Bonds. 44
The credit ratings are no indication of the expected rate of payment of principal on the System Restoration Bonds. 44
Alternatives to purchasing electricity through Entergy Texas’ distribution facilities may be more widely utilized by retail electric customers in the future. 45
The absence of a secondary market for the System Restoration Bonds might limit your ability to resell your System Restoration Bonds. 45
You might receive principal payments for the System Restoration Bonds later than you expect. 46
Entergy Texas may cause the issuance of additional transition property or similar property through another affiliated entity. 46
Regulatory provisions affecting certain investors could adversely affect the liquidity of the System Restoration Bonds. 46

If the investment of collected system restoration charges and other funds held by the trustee in the collection account results in investment losses or the investments become illiquid, you may receive payment of principal and interest on the System Restoration Bonds later than you expect.    49

REVIEW OF TRANSITION PROPERTY 50
THE FINANCING ACT 54
The Financing Act and other provisions of PURA authorize utilities to recover hurricane and other weather-related costs through the issuance of bonds. 54
Entergy Texas and Other Utilities May Securitize Qualified Costs 55
The Texas Commission May Adjust System Restoration Charges. 58
System Restoration Charges Are Nonbypassable. 58
The Financing Act Protects the Bondholders’ Lien on Transition Property. 58
The Financing Act Characterizes the Transfer of Transition Property as a True Sale. 59
    - ii -

The Financing Act Provides a Tax Exemption. 59
ENTERGY TEXAS’ FINANCING ORDER 59
Determination of Entergy Texas’ System Restoration Costs to be Financed Through the System Restoration Bonds 59
Collection of System Restoration Charges 61
Issuance Advice Letter 61
Tariff 62
Statutory True-Ups—Credit Risk 64
Allocation 64
Adjustments to Allocation of System Restoration Charges 64
Servicing Agreement 65
DESCRIPTION OF THE TRANSITION PROPERTY 65
Creation of Transition Property; Financing Order 65
Tariff; System Restoration Charges 66
Billing and Collection Terms and Conditions 68
THE DEPOSITOR, SELLER, INITIAL SERVICER AND SPONSOR 68
General 68
Competition 70
Servicing Experience 71
Municipalization 71
Entergy Texas Customer Base and Electric Energy Consumption 72
Forecasting Electricity Consumption 73
Credit Policy; Billing Process; Collections Process; Termination of Service; COVID-19 Protections 75
Write-off and Delinquency Experience 78
Days Sales Outstanding 78
Delinquencies 78
FUTURE RETAIL ELECTRIC PROVIDERS 79
ENTERGY TEXAS RESTORATION FUNDING II, LLC, THE ISSUING ENTITY 84
Restricted Purpose 86
Manager Fees and Limitation on Liabilities 88
We Are a Separate and Distinct Legal Entity from Entergy Texas 89
Administration Agreement 89
RELATIONSHIP TO THE SERIES 2009 TRANSITION BONDS 89
Entergy Texas’ Prior Securitizations 89
DESCRIPTION OF THE SYSTEM RESTORATION BONDS 91
General 91
Payment and Record Dates and Payment Sources 92
Interest Payments 92
Principal Payments 93
Distribution Following Acceleration 96
Optional Redemption 97
Payments on the System Restoration Bonds 97
Fees and Expenses 98
System Restoration Bonds Will Be Issued in Book-Entry Form 98
Definitive System Restoration Bonds 102
    - iii -

Relationship to the 2009 Transition Bonds 103
Access of Bondholders 104
Reports to Bondholders 104
Website Disclosure 105
We and the Trustee May Modify the Indenture 106
Our Covenants 111
Events of Default; Rights Upon Event of Default 115
Actions by Bondholders 118
Annual Report of Trustee 119
Annual Compliance Statement 119
Satisfaction and Discharge of Indenture 119
Our Legal and Covenant Defeasance Options 120
No Recourse to Others 122
THE TRUSTEE 122
SECURITY FOR THE SYSTEM RESTORATION BONDS 123
General 123
Pledge of Collateral 124
Security Interest in the Collateral 125
Right of Foreclosure 126
Description of Indenture Accounts 127
How Funds in the Collection Account Will Be Allocated 129
State Pledge 131
WEIGHTED AVERAGE LIFE AND YIELD CONSIDERATIONS FOR THE SYSTEM RESTORATION BONDS 131
Weighted Average Life Sensitivity 132
THE SALE AGREEMENT 133
Sale and Assignment of the Transition Property 133
Conditions to the Sale of Transition Property 134
Seller Representations and Warranties 135
Covenants of the Seller 140
Indemnification 144
Successors to the Seller 145
Amendment 145
THE SERVICING AGREEMENT 146
Servicing Procedures 146
Servicing Standards and Covenants 147
True-Up Adjustment Process 148
Remittances to Collection Account 150
Servicing Compensation 151
Servicer Representations and Warranties; Indemnification 151
The Servicer Will Indemnify Us, Other Entities and the Texas Commission in Limited Circumstances 153
Evidence as to Compliance 154
Matters Regarding the Servicer 155
Servicer Defaults 156
    - iv -

Rights Upon a Servicer Default 157
Waiver of Past Defaults 158
Successor Servicer 158
Amendment 158
HOW A BANKRUPTCY MAY AFFECT YOUR INVESTMENT 159
USE OF PROCEEDS 165
PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST) 165
The Underwriters’ Sales Price for the System Restoration Bonds 165
No Assurance as to Resale Price or Resale Liquidity for the System Restoration Bonds 166
Various Types of Underwriter Transactions That May Affect the Price of the System Restoration Bonds 166
Conflicts of Interest 167
AFFILIATIONS AND CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS 167
MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES 167
General 167
Taxation of the Issuing Entity and Characterization of the System Restoration Bonds 169
Tax Consequences to U.S. Holders 169
Tax Consequences to Non-U.S. Holders 170
Information Reporting and Backup Withholding 172
STATE AND OTHER TAX CONSEQUENCES 173
ERISA CONSIDERATIONS 173
General 173
Regulation of Assets Included in a Plan 174
Prohibited Transaction Exemptions 175
Consultation with Counsel 176
LEGAL PROCEEDINGS 176
RATINGS FOR THE SYSTEM RESTORATION BONDS 176
WHERE YOU CAN FIND MORE INFORMATION 177
INCORPORATION BY REFERENCE 178
INVESTMENT COMPANY ACT OF 1940 AND VOLCKER RULE MATTERS 178
RISK RETENTION 179
LEGAL MATTERS 179
OFFERING RESTRICTIONS IN CERTAIN JURISDICTIONS 179
GLOSSARY OF DEFINED TERMS 184

    - v -

ABOUT THIS PROSPECTUS
This prospectus is part of a registration statement filed with the Securities and Exchange Commission, or SEC. This prospectus provides information about us, the bonds and Entergy Texas, Inc., or Entergy Texas, the depositor, sponsor and initial servicer. This prospectus describes the terms of the bonds offered hereby. You should carefully review this prospectus, any free writing prospectus the issuing entity files with the SEC, and the information, if any, contained in the documents referenced in this prospectus under the heading “Where You Can Find More Information.”
References in this prospectus to the term we, us, or the issuing entity mean Entergy Texas Restoration Funding II, LLC, the entity which will issue the bonds. References to the “System Restoration Bonds” or the “bonds,” unless the context otherwise requires, means the System Restoration Bonds offered pursuant to this prospectus. References to Entergy Texas, the seller, the depositor or the sponsor mean Entergy Texas, Inc. References to the “bondholders” or the “holders” refer to the registered holders of the System Restoration Bonds. References to the servicer refer to Entergy Texas and any successor servicer under the servicing agreement referred to in this prospectus. References to the “Public Utility Regulatory Act” or PURA refer to the Texas Public Utility Regulatory Act, as codified in Title II of the Texas Utilities Code. References to the “Restructuring Amendments” refer to the 1999 utility restructuring amendments to the Public Utility Regulatory Act, as subsequently amended. References to the Financing Act means Subchapter I of Chapter 36 of PURA, adopted and effective in April 2009 (the April 2009 amendments are referred to as the System Restoration Amendments), which enacted Subchapter I of Chapter 36, that allows for the securitization of system restoration costs, together with Subchapter G of Chapter 39 of PURA. References to the Texas commission or PUCT refer to the Public Utility Commission of Texas. Unless the context otherwise requires, references to a financing order are to the irrevocable financing order issued by the PUCT, on January 14, 2022. Unless the context otherwise requires, the term customer, retail customer or retail electric customer means a retail customer within Entergy Texas' service territory. If retail competition is ever introduced into Entergy Texas' service territory, as described under “The Depositor, Seller, Initial Servicer and Sponsor—Competition,” then the terms customer, retail customer or retail electric customer shall mean a retail end user of electricity and related services provided by Entergy Texas or a retail electric provider via the transmission and distribution system of an electric utility such as Entergy Texas, within Entergy Texas' service territory. References to REPs refer to retail electric providers as defined in the glossary. You can find a glossary of some of the other defined terms we use in this prospectus on page 184 of this prospectus.
We have included cross-references to sections in this prospectus where you can find further related discussions. You can also find key topics in the table of contents on the preceding pages. Check the table of contents to locate these sections.
This prospectus and any free writing prospectus that we file with the SEC contain information that you should consider when making your investment decision. Neither we nor any underwriter, agent, dealer, salesperson, the Texas commission or Entergy Texas has authorized anyone else to provide you with any different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell the bonds in any jurisdiction where the offer or sale is not permitted. The information in this prospectus and any free writing prospectus is current only as of the date of this prospectus.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION
Some statements contained in this prospectus concerning expectations, beliefs, plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements which are not historical facts, including statements in the documents that are incorporated by reference as discussed in this prospectus under the heading “Where You Can Find More Information,” are forward-looking statements within the meaning of the federal securities laws. Actual events or results may differ materially from those expressed or implied by these statements. In some cases, you can identify our forward-looking statements by the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “goal,” “intend,” “may,” “objective,” “plan,” “potential,” “predict,” “projection,” “should,” “will,” or other similar words.
We have based our forward-looking statements on our management’s beliefs, expectations and assumptions based on information available to our management at the time the statements are made. We caution you that assumptions, beliefs, expectations, intentions and projections about future events may and often do vary materially from actual results. Therefore, we cannot assure you that actual events or results will not differ materially from those expressed or implied by our forward-looking statements. In light of these risks and uncertainties, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than we have described. For additional details regarding these and other risks and uncertainties, please read “Risk Factors” in this prospectus.
The following are some of the factors that could cause actual results to differ from those expressed or implied by our forward-looking statements:
•state and federal legislative, judicial and regulatory actions or developments, including deregulation, re-regulation, restructuring of the electric utility industry and changes in, or changes in application of, laws or regulations applicable to various aspects of Entergy Texas’ business, including (without limitation) the opening up of Entergy Texas service area to retail competition;
•non-payment of system restoration charges due to financial distress of retail electric customers, Entergy Texas or any future retail electric providers;
•the accuracy of the servicer’s estimates of market demand and prices for energy;
•the accuracy of the servicer’s estimates of industrial, commercial and residential growth in the Entergy Texas service territory;
•changes in market demand and demographic patterns;
•weather variations and other natural phenomena including hurricanes, tropical storms, ice or snow storms, floods and other weather-related events and natural disasters affecting retail electric customer energy usage in the Entergy Texas service territory;
•pandemics, such as the novel coronavirus (COVID-19), and other events that cause regional, statewide, national or global disruption which could impact, among other things, electric energy usage;
•the operating performance of Entergy Texas’ facilities and, if retail competition is ever introduced into Entergy Texas' service territory, the facilities of potential future third-party suppliers of electric energy in the Entergy Texas service territory;
•the accuracy of the servicer’s forecast of electrical consumption or the payment of system restoration charges;

•the reliability of the systems, procedures and other infrastructure necessary to operate the retail electric business in the Entergy Texas, including the systems owned and operated by the independent system operator in Midcontinent Independent System Operator (MISO) or in the Electric Reliability Council of Texas, Inc. (ERCOT) as well as the systems owned and operated by any future retail electric providers;
•national or regional economic conditions affecting retail electric customer energy usage in the Entergy Texas service territory;
•acts of war or terrorism or other catastrophic events affecting retail electric customer energy usage in the Entergy Texas service territory;
•direct or indirect results of cyber-attacks, security breaches or other attempts to disrupt the business of Entergy Texas, retail electric providers in its service territory or the independent system operator in MISO or ERCOT; and
•other factors we discuss in this prospectus.
You should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and we undertake no obligation to update or revise any forward-looking statement, including unanticipated events, after the date on which such statement is made, except as required by law. New factors emerge from time to time and it is not possible for management to predict all of such factors, nor can it assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

PROSPECTUS SUMMARY OF TERMS
The following section is only a summary of selected information and does not provide you with all the information you will need to make your investment decision. There is more detailed information in this prospectus. To understand all of the terms of the offering of the bonds, carefully read this entire prospectus. You should carefully consider the Risk Factors beginning on page 27 of this prospectus before you invest in the System Restoration Bonds.

Securities Offered:	$290,470,000 Senior Secured System Restoration Bonds, Series 2022-A scheduled to pay principal semi-annually and sequentially in accordance with the expected sinking fund schedule. Only the bonds are being offered through this prospectus.
Tranche Principal
                     Amount*

A-1 $183,500,000

A-2 $106,970,000

* Principal amounts are approximate and subject to change
Issuing Entity and Capital Structure:
Entergy Texas Restoration Funding II, LLC is a special purpose Delaware limited liability company. Entergy Texas, Inc. is our sole member and owns all of our equity interests. We have no commercial operations. We were formed solely to purchase and own transition property, to issue System Restoration Bonds secured by transition property and to perform activities incidental thereto and our organizational documents prohibit us from engaging in any other activity except as specifically authorized by the financing order. Please read “Entergy Texas Restoration Funding II, LLC, the Issuing Entity” in this prospectus.
We will be capitalized with an upfront cash deposit by Entergy Texas of 0.5% of the bonds’ principal amount issued (to be held in the capital subaccount) and will have an excess funds subaccount to retain, until the next payment date, any amounts collected and remaining after all scheduled payments due on such payment date for the bonds have been made.

Our address:	Capital Center 919 Congress Avenue, Suite 840-C Austin, Texas 78701
Our telephone number	(512) 487-3999

Depositor, Seller, Initial Servicer and Sponsor:
Entergy Texas is a public utility engaged in the generation, transmission, distribution and sale of electric energy in the State of Texas. For the calendar year 2020 and the nine months ended September 30, 2021, Entergy Texas provided electric service to an average of 468,749 and 480,820 retail customers, respectively, in its service territory. During the twelve months ended December 31, 2020, Entergy Texas' total retail electric deliveries were approximately 32.9% residential, 23.4% commercial, 42.2% industrial, and 1.4% government and municipal. During the nine months ended September 30, 2021, Entergy Texas’ total retail electric deliveries were approximately 32.6% residential, 22.6% commercial, 43.6% industrial, and 1.3% government and municipal.
Entergy Texas is an operating subsidiary of Entergy Corporation, referred to as Entergy, a Delaware corporation based in New Orleans, Louisiana. Entergy is an integrated energy company engaged primarily in electric power production and retail distribution operations. Neither Entergy Texas nor Entergy nor any other affiliate (other than us) is an obligor of the System Restoration Bonds.
As described elsewhere in this prospectus, beginning in 1999, the electric industry in Texas has undergone fundamental restructuring. Although retail competition has not been introduced into Entergy Texas' service territory, it is possible that it may occur during the term of the System Restoration Bonds. Please read “The Depositor, Seller, Initial Servicer and Sponsor—Competition” in this prospectus.
Entergy Texas, acting as the initial servicer, and any successor servicer, referred to in this prospectus as the servicer, will service the transition property under a servicing agreement with us. Please read “The Depositor, Seller, Initial Servicer and Sponsor” and “The Servicing Agreement” in this prospectus.
Entergy Texas provides servicing services under a separate servicing agreement for separate transition property securing the Series 2009 Transition Bonds (as defined herein) issued by another wholly owned subsidiary of Entergy Texas, Entergy Texas Restoration Funding, LLC, referred to as Texas Restoration LLC. Please read “Relationship to the Series 2009 Transition Bonds” in this prospectus.

Entergy Texas’ address:	2107 Research Forest Drive The Woodlands, Texas 77380
Entergy Texas’ phone number:	(409) 981-2000

Our relationship with the PUCT:
•The PUCT or its designated representative has a decision-making role co-equal with Entergy Texas with respect to the structuring, marketing and pricing of the System Restoration Bonds and all matters related to the structuring, marketing and pricing of the System Restoration Bonds will be determined through a joint decision of Entergy Texas and the PUCT or its designated representative,
•Entergy Texas is directed to take all necessary steps to ensure that the PUCT or its designated representative is provided sufficient and timely information to allow the PUCT or its designated representative to fully participate in, and exercise its decision-making power over, the proposed securitization, and
•the servicer will file periodic adjustments to system restoration charges with the PUCT on our behalf.
We have agreed that certain reports concerning system restoration charge collections will be provided to the PUCT.

Trustee:	The Bank of New York Mellon, a New York banking corporation. The Bank of New York Mellon also serves as the trustee for the Series 2009 Transition Bonds. Please read “The Trustee” in this prospectus for a description of the trustee’s duties and responsibilities under the indenture.

Purpose of transaction:	This issuance of Senior Secured System Restoration Bonds will enable Entergy Texas to recover certain system restoration costs related to Hurricanes Laura and Delta in 2020 and Winter Storm Uri in 2021, the projected balance of a regulatory asset consisting of system restoration costs related to Hurricane Harvey, and certain upfront financing costs. Please read “The Financing Act” in this prospectus.
Transaction overview:
The Financing Act permits electric utilities to recover certain system restoration costs in connection with the restoration of service and infrastructure associated with electric power outages affecting customers of the electric utility as the result of any tropical storm or hurricane, ice or snow storm, flood, or other weather-related event or natural disaster that occurred in calendar year 2008 or thereafter and other “qualified costs” through the issuance of system restoration bonds pursuant to and supported by an irrevocable financing order issued by the Texas commission. Please read “Entergy Texas’ Financing Order” in this prospectus for a discussion of the qualified costs authorized in the financing order, which we refer to in this prospectus as “qualified costs.”
The Financing Act permits the Texas commission to approve an irrevocable nonbypassable system restoration charge, which must be functionalized and allocated to the utility’s retail customers in the same manner as the corresponding facilities and related expenses are functionalized and allocated in the electric utility’s current base rates.
The amount and terms for collections of these system restoration charges are governed by one or more financing orders issued to an electric utility by the Texas commission. The Financing Act permits an electric utility to transfer its rights and interests under a financing order, including the right to impose, collect and receive system restoration charges, to a special purpose entity formed by the electric utility to issue debt securities secured by the right to receive revenues arising from the system restoration charges. The electric utility’s right to receive the system restoration charges, all revenues and collections resulting from the system restoration charges and its other rights and interests under a financing order, upon transfer to the issuing entity, constitute transition property. Under the Financing Act, transition property does not come into existence until an electric utility first transfers to an assignee or pledges in connection with the issuance of system restoration bonds its rights under a related financing order. However, for convenience of reference in this prospectus, the transfer of Entergy Texas’ rights under such a financing order is sometimes referred to as the sale or purchase of transition property.
References in this prospectus to a financing order, unless the context indicates otherwise, mean the financing order issued by the Texas commission on January 14, 2022 which is further described below. Please read “Entergy Texas’ Financing Order” in this prospectus.

Parties to Transaction and Responsibilities:	The following chart represents a general summary of the parties to the transactions underlying the offering of the System Restoration Bonds, their roles and their various relationships to the other parties

Flow of Funds:	The following chart represents a general summary of the flow of funds:

* For the nine months ended September 30, 2021, Entergy Texas had an average of 480,820 retail customers in its service territory.

The Collateral:
The System Restoration Bonds are secured only by our assets. The principal asset securing the System Restoration Bonds will be the transition property, which is a present property right created under the Financing Act by a financing order issued by the Texas commission. The collateral also includes:
•our rights under the sale agreement pursuant to which we will acquire the transition property, under an administration agreement and under the bill of sale delivered by Entergy Texas pursuant to the sale agreement,
•our rights under the financing order, including our rights under the statutory true-up mechanism,
•our rights under the servicing agreement and any subservicing, agency, intercreditor or collection agreements executed in connection with the servicing agreement,
•the collection account for the System Restoration Bonds and all related subaccounts,
•our rights in all deposits, guarantees, surety bonds, letters of credit and other forms of credit support provided by or on behalf of retail electric providers (if retail competition is even introduced into Entergy Texas’ service territory) pursuant to any financing order or tariff,
•all of our other property related to the System Restoration Bonds, other than any cash released to us by the trustee on any payment date from earnings on amounts in the capital subaccount,
•all present and future claims, demands, causes and choses in action in respect of any or all of the foregoing, and
•all payments on or under and all proceeds in respect of any or all of the foregoing.

The Collateral:
The subaccounts consist of a capital subaccount, which will be funded at closing in the amount of 0.5% of the initial aggregate principal amount of the bonds, a general subaccount, into which the servicer will deposit all system restoration charge collections, and an excess funds subaccount, into which we will transfer any amounts collected and remaining on a payment date after all payments to bondholders and other parties have been made. Amounts on deposit in each of these subaccounts will be available to make payments on the bonds on each payment date. For a description of the transition property, please read “Description of the Transition Property” in this prospectus.
The collateral for the System Restoration Bonds will be separate from the collateral for the Series 2009 Transition Bonds, which were issued by a different issuing entity from us, and holders of the System Restoration Bonds will have no recourse to the collateral from such other issuance. Please read “Security for the System Restoration Bonds” in this prospectus.

The Transition Property:
In general terms, all of the rights and interests of Entergy Texas under the financing order that are transferred to us pursuant to the sale agreement are referred to in this prospectus as the transition property. The transition property consists of all of Entergy Texas’ rights and interests under the financing order transferred to us in connection with the issuance of the bonds, including the irrevocable right to impose, collect and receive nonbypassable system restoration charges and the right to implement the true-up mechanism. Transition property is a present property right created by the Financing Act and the financing order and is protected by the State Pledge (as hereinafter defined) in the Financing Act described below.

System restoration charges are payable by all retail customers within Entergy Texas’ service territory who consume electricity that is delivered through the distribution system. Customers who switch to new on-site generation with a rated capacity of greater than 10 megawatts (MW) capable of being lawfully delivered to a site without use of Entergy Texas’ distribution or transmission facilities and which was not, on or before the date the financing order was issued, either (A) a fully operational facility, or (B) a project supported by substantially complete filings for all necessary site-specific environmental permits under the rules of the Texas Commission on Environmental Quality may not avoid the system restoration charge. During the 12 months ended December 31, 2020, Entergy Texas' total retail electric deliveries were approximately 32.9% residential, 23.4% commercial, 42.2% industrial, and 1.4% government and municipal. During the nine months ended September 30, 2021, Entergy Texas’ total retail electric deliveries were approximately 32.6% residential, 22.6% commercial, 43.6% industrial, and 1.3% government and municipal.

The transition property is not a receivable, and the principal collateral securing the System Restoration Bonds will not be a pool of receivables. The system restoration charges authorized in the financing order are irrevocable and not subject to reduction, impairment, or adjustment by further action of the Texas commission, except for annual and interim true-up adjustments to correct overcollections or undercollections and to ensure the expected recovery of amounts sufficient to timely provide all payments of debt service and other required amounts and charges in connection with the System Restoration Bonds. Please read “The Servicing Agreement—True-Up Adjustment Process” in this prospectus. All revenues and collections resulting from the system restoration charges are part of the transition property.

We will purchase the transition property from Entergy Texas to support the issuance of the System Restoration Bonds. Entergy Texas, as the servicer, will collect the applicable system restoration charges through billing and collecting the system restoration charge from retail electric consumers. Entergy Texas will then remit the estimated collections to the trustee.
Unlike other electric utilities in Texas, Entergy Texas is not currently subject to the provisions of PURA which mandated competition in the retail electric market and the separation (or unbundling) of a utility’s energy services business into separate business units. Further, if the provisions of PURA remain unchanged and Entergy Texas remains a member of SERC Reliability Corporation (SERC), it is possible, but not likely, that there will be any competing retail electric providers within the term that the System Restoration Bonds are outstanding. Please read “The Depositor, Seller, Initial Servicer and Sponsor—Competition” in this prospectus. Nonetheless, it is possible that retail competition may be introduced into Entergy Texas’ service territory, in which case Entergy Texas would not be the sole provider of electric services in its service territory. However, with the exception of the parts of Entergy Texas’ service territory that are multiply certificated, so long as retail competition has not been introduced into Entergy Texas’ service territory, Entergy Texas remains the sole provider of electric services in its service territory. Entergy Texas bills and collects all electric service charges from its customers, which will include the system restoration charges that will be imposed pursuant to the Financing Act and the financing order. Please read “The Depositor, Seller, Initial Servicer and Sponsor—Competition” in this prospectus.
If Entergy Texas’ service territory becomes subject to retail competition, Entergy Texas, as servicer, will collect the applicable system restoration charge from retail electric providers, which are entities certified under Texas law that will provide electricity and related services to retail electric customers within Entergy Texas’ service territory, and will remit the estimated collections to the trustee. The retail electric providers, which we also refer to as REPs, will in turn bill and collect the system restoration charges from retail electric customers. These REPs will be subject to billing and collection standards imposed in the financing order and the tariff. Please read “Future Retail Electric Providers—Credit Practices, Policies and Procedures of Retail Electric Providers” in this prospectus.

State Pledge:
The State of Texas has pledged in the Financing Act that it will not take or permit any action that would impair the value of the transition property, or, except as permitted in connection with a true-up adjustment authorized by the Financing Act. reduce, alter or impair the system restoration charges until the principal, interest and premium, and any other charges incurred and contracts to be performed in connection with the System Restoration Bonds, are fully repaid or discharged (State Pledge). The System Restoration Bonds are not a debt or an obligation of the State of Texas, the Texas commission or any other governmental agency or instrumentality and are not a charge on the full faith and credit or the taxing power of the State of Texas or any governmental agency or instrumentality. No voter initiative or referendum process exists in Texas, unlike in some other states. Please read “The Financing Act—Entergy Texas and Other Utilities May Securitize Qualified Costs” in this prospectus.

Statutory true-up mechanism for payment of scheduled principal and interest:
The Financing Act mandates that system restoration charges on retail electric customers be adjusted at least annually to correct any overcollections or undercollections of the preceding 12 months and to ensure the expected recovery of amounts sufficient to timely provide all payments of debt service and other required amounts and charges in connection with the System Restoration Bonds. In addition, the irrevocable financing order requires that system restoration charges on retail electric customers be adjusted semi-annually (or, if there are any bonds outstanding following the scheduled final payment date of the latest maturing tranche of the bonds, quarterly), and permit such true-ups to occur more frequently, if determined necessary to ensure the expected recovery of amounts sufficient to provide timely payment of scheduled principal and interest on the bonds and to replenish draws on the capital subaccount. In the financing order, the Texas commission guarantees that it will act under the financing order as expressly authorized by the Financing Act to ensure that expected system restoration charge revenues are sufficient to timely pay scheduled principal and interest on the bonds.
There is no “cap” on the level of system restoration charges that may be imposed on retail electric customers to pay on a timely basis scheduled principal and interest on the bonds. Through the true-up mechanism, which adjusts for overcollections and undercollections of system restoration charges due to any reason, retail electric customers share in the liabilities of all other retail electric customers for the payment of system restoration charges.
The financing order provides that the true-up mechanism and all other obligations of the State of Texas and the Texas commission set forth in the financing order are direct, explicit, irrevocable and unconditional upon issuance of the bonds, and are legally enforceable against the State of Texas and the Texas commission in accordance with Texas law. Please read “The Financing Act—Entergy Texas and Other Utilities May Securitize Qualified Costs” and “The Servicing Agreement—True-Up Adjustment Process” in this prospectus.

Nonbypassable system restoration charges:
The Financing Act mandates and the irrevocable financing order requires the imposition and the collection of system restoration charges from all retail customers within Entergy Texas’ service territory who consume electricity that is delivered through the distribution system. Customers who switch to new on-site generation with a rated capacity of greater than 10 megawatts (MW) capable of being lawfully delivered to a site without use of Entergy Texas’ distribution or transmission facilities and which was not, on or before the date the financing order was issued, either (A) a fully operational facility, or (B) a project supported by substantially complete filings for all necessary site-specific environmental permits under the rules of the Texas Commission on Environmental Quality must also pay the system restoration charge. Please read “The Financing Act—System Restoration Charges are Nonbypassable” in this prospectus.
If Entergy Texas’ service territory becomes subject to retail competition, Entergy Texas, as servicer, will collect the applicable system restoration charge from retail electric providers, which are entities certified under Texas law that will provide electricity and related services to retail electric customers within Entergy Texas’ service territory, and will remit the estimated collections to the trustee. The REPs will, in turn, bill and collect the system restoration charges from retail electric customers. These REPs will be subject to billing and collection standards imposed in the financing order and the tariff. Please read “Future Retail Electric Providers—Credit Practices, Policies and Procedures of Retail Electric Providers” in this prospectus.

Relationship to the Series 2009 Transition Bonds:
Pursuant to a financing order issued by the Texas commission in September 2009 under the Texas statute, Entergy Texas sold transition property to an affiliate, Entergy Texas Restoration Funding, LLC. The affiliate, on November 6, 2009, issued $545,900,000 Senior Secured System Restoration Bonds or the Series 2009 Transition Bonds. The proceeds of the Series 2009 Transition Bonds enabled Entergy Texas to recover system restoration costs associated with Hurricanes Ike and Gustav which affected Entergy Texas’ service area in 2008.
Entergy Texas currently acts as servicer with respect to the Series 2009 Transition Bonds. The final scheduled maturity date of the Series 2009 Transition Bonds is August 1, 2022.
The transition property securitized in prior transactions also consisted of the right to impose and collect nonbypassable system restoration charges on retail customers in the Entergy Texas service area. The system restoration charges authorized to be collected to repay the Series 2009 Transition Bonds do not, nor does any other security held for the benefit of such bonds, constitute security for the System Restoration Bonds issued by us and offered by this prospectus.
Although the System Restoration Bonds issued by us will have its own transition property, system restoration charges relating to our System Restoration Bonds and system restoration charges relating to the Series 2009 System Restoration Bonds will be collected through single bills to individual retail customers (and, if retail competition is ever introduced to the Entergy Texas service territory, single bills issued to any future associated retail electric providers). These bills will include all charges related to the purchase of electricity, without separately itemizing the system restoration charge component of the bill or charge components. In the event a customer does not pay in full all amounts owed under any bill including system restoration charges, Entergy Texas, as servicer, is required to allocate any resulting shortfalls in system restoration charges ratably based on the amounts of system restoration charges owing in respect of the System Restoration Bonds, amounts owing in respect to the Series 2009 Transition Bonds, and any amounts owing to any subsequently created affiliate of Entergy Texas which issues System Restoration Bonds. Please read “Description of the System Restoration Bonds— Relationship to the Series 2009 Transition Bonds,” “The Depositor, Seller, Initial Servicer and Sponsor—Competition” and “The Servicing Agreement—Remittances to Collection Account” in this prospectus.

Issuance of additional System Restoration Bonds:	Entergy Texas has in the past and may in the future sell transition property to one or more entities other than us in connection with a new issuance of system restoration bonds without your prior review or approval. Please read “Entergy Texas’ Financing Order” in this prospectus. The aggregate outstanding amount of System Restoration Bonds that may be authenticated and delivered under the indenture may not exceed the aggregate amount of System Restoration Bonds that are authorized under the financing order. Any new issuance may include terms and provisions that would be unique to that particular issue. Entergy Texas will likely serve as servicer for any new issuance. We may not issue additional system restoration bonds in addition to the System Restoration Bonds offered hereby. Entergy Texas may not sell transition property to other entities issuing system restoration bonds if the issuance would result in the credit ratings on any outstanding issuance of system restoration bonds being reduced or withdrawn. Please read “Description of the System Restoration Bonds” in this prospectus.
Initial system restoration charge as a percentage of customer’s total electricity bill:	The initial system restoration charge would represent approximately 1.75% of the total bill received by a 1,000 kWh residential customer of Entergy Texas in its service territory as of March 31, 2022. When combined with the system restoration charges related to the Series 2009 Transition Bonds, the cumulative system restoration charges would represent approximately 5.47% of the total bill.
Payment Dates:	Semi-annually, May 15 and November 15 and on the final maturity date for any tranche. The first scheduled payment date is November 15, 2022.

Interest Payments:	Interest is due on each payment date. Interest will accrue with respect to each tranche of System Restoration Bonds on a 30/360 basis at the interest rate specified for such tranche in the table below:
Tranche Interest
                    Rate

A-1%

A-2%

If any payment date is not a business day, payments scheduled to be made on such date may be made on the next succeeding business day and no interest shall accrue upon such payment during the intervening period.

We will pay interest on each tranche of System Restoration Bonds before we pay the principal of each tranche of System Restoration Bonds. Please read “Description of the System Restoration Bonds—Interest and Principal on the System Restoration Bonds” in this prospectus. If there is a shortfall in the amounts available in the collection account to make interest payments, the trustee will distribute interest pro rata to each tranche of System Restoration Bonds based on the amount of interest payable on each outstanding tranche.

Principal Payments and Record Dates and Payment Sources:
The issuing entity is scheduled to make payments of principal on each payment date and sequentially in accordance with the Expected Amortization Schedule included in this prospectus.
Principal for each tranche is due upon the final maturity date for that tranche. Failure to pay the entire outstanding principal amount of a tranche by the final maturity date for such tranche will result in an event of default (as hereinafter defined).
Failure to pay a scheduled principal payment on any payment date or the entire outstanding amount of the System Restoration Bonds of any tranche by the scheduled final payment date will not result in a default with respect to that tranche. The failure to pay the entire outstanding principal balance of the System Restoration Bonds of any tranche will result in a default only if such payment has not been made by the final maturity date for the tranche.
If there is a shortfall in the amounts available to make principal payments on the System Restoration Bonds that are due and payable, including upon an acceleration following an event of default, the trustee will distribute principal from the collection account pro rata to each tranche of System Restoration Bonds based on the principal amount then due and payable on the payment date; and if there is a shortfall in the remaining amounts available to make principal payments on the System Restoration Bonds that are scheduled to be paid, the trustee will distribute principal from the collection account pro rata to each tranche of System Restoration Bonds based on the principal amount then scheduled to be paid on the payment date.

Weighted Average Life:	Tranche Expected Weighted Average Life (years) A-1 5.00 A-2 11.70
Scheduled Final Payment Date and Final Maturity Date:	The scheduled final payment date and final maturity date for each tranche of bonds will be as set forth in the table below:
Tranche Scheduled Final
                       Final Payment Maturity
                               Date Date

A-1 11/15/2031 11/15/2032

A-2 11/15/2035 11/15/2036
Optional Redemption:	None. Non-call for the life of the bonds.

Mandatory Redemption:	None. The issuing entity is not required to redeem the bonds at any time prior to maturity.
Priority of Payments:
On each payment date for the bonds, the trustee will allocate or pay all amounts on deposit in the general subaccount of the collection account in the following order of priority:
1.payment of the trustee’s fees, expenses and any outstanding indemnity amounts in an amount not to exceed $200,000 per annum (the Trustee Cap); provided, however, that the Trustee Cap shall be disregarded and inapplicable upon the acceleration of the System Restoration Bonds following the occurrence and continuation of an event of default,
2.payment of the servicing fee relating to the System Restoration Bonds, plus any unpaid servicing fees from prior payment dates,
3.payment of the administration fee, and the fees of our independent manager,
4.payment of all of our other ordinary and periodic operating expenses relating to the System Restoration Bonds, such as accounting and audit fees, rating agency fees, legal fees and certain reimbursable costs of the administrator under the administration agreement and the servicer under the servicing agreement,
5.payment of the interest then due on the System Restoration Bonds, including any past-due interest,
6.payment of the principal then required to be paid on the System Restoration Bonds as a result of acceleration upon an event of default or at final maturity,
7.payment of the principal then scheduled to be paid on the System Restoration Bonds in accordance with the expected sinking fund schedule, including any previously unpaid scheduled principal,
8.any other unpaid operating expenses, fees, expenses and indemnity amounts owed to the trustee,
9.replenishment of any shortfalls in the capital subaccount,

Priority of Payments:
10.if there is a positive balance after making the foregoing allocations, provided that no event of default has occurred or is continuing, an amount equal to the sum of (a) Investment Earnings on amounts in the Capital Subaccount and (b) an amount calculated at an annual rate per annum equal to ETI’s rate of return on equity most recently approved by the PUCT in ETI’s most recent base-rate case on the capital contribution for System Restoration Bonds shall be released to ETI,
11.allocation of the remainder, if any, to the excess funds subaccount, and
12.after the System Restoration Bonds have been paid in full and discharged, the balance, together with all amounts in the capital subaccount and the excess funds subaccount, to us free and clear of the lien of the indenture.
The annual servicing fee for the System Restoration Bonds payable to Entergy Texas or any affiliate thereof while it is acting as servicer as described in clause (2) above shall not at any time exceed 0.10% of the initial principal balance of the System Restoration Bonds. If a servicer not affiliated with Entergy Texas is appointed, the servicing fee will be negotiated by the successor servicer and the indenture trustee (acting in accordance with written instructions of bondholders evidencing not less than a majority of the outstanding amount of the System Restoration Bonds); however, the Texas commission must approve the appointment of any replacement servicer. In addition, the servicing fee for any replacement servicer may not exceed 0.60% of the initial principal balance of the System Restoration Bonds unless such higher rate is approved by the Texas commission and the rating agency condition is satisfied. The annual administration fee in clause (3) above may not exceed $100,000, plus reimbursable third-party costs. Please read “Security for the System Restoration Bonds—How Funds in the Collection Account Will Be Allocated” in this prospectus.

Credit Enhancement:
Credit enhancement for the System Restoration Bonds, which is intended to protect you against losses or delays in scheduled payments on the System Restoration Bonds, will be as follows:
•The Texas commission will approve adjustments to the system restoration charges, but only upon petition of the servicer, to make up for any shortfall, due to any reason, or reduce any excess in collected system restoration charges. We sometimes refer to these adjustments as the true-up adjustments or the statutory true-up mechanism. These adjustments will be made annually, and if determined necessary by the servicer, semi-annually or more frequently, and if there are bonds outstanding following the scheduled final payment date of the latest maturing tranche of the bonds, quarterly, to ensure the expected recovery of amounts sufficient to timely provide all payments of debt service and other required amounts and charges in connection with the System Restoration Bonds. Please read “Entergy Texas’ Financing Order—Statutory True-Ups—Credit Risk” in this prospectus.
•Under the indenture, the trustee will hold a collection account for the System Restoration Bonds, divided into various subaccounts. The primary subaccounts for credit enhancement purposes are:
•the general subaccount—the trustee will deposit into the general subaccount all system restoration charge collections remitted to it by the servicer;
•the capital subaccount—Entergy Texas will deposit an amount equal to 0.5% of the bonds’ principal amount issued into the capital subaccount on the date of issuance of the System Restoration Bonds; and
•the excess funds subaccount—any excess amount of collected system restoration charges and investment earnings not released to us will be held in the excess funds subaccount.
Please read “Security for the System Restoration Bonds—Description of Indenture Accounts” in this prospectus.

Reports to bondholders:
Pursuant to the indenture, all of the periodic reports that the issuing entity or the sponsor files with the SEC, the principal transaction documents and other information concerning the system restoration charges and security relating to the System Restoration Bonds will be posted on the website associated with the issuing entity’s parent, currently located at www.entergy.com and on a website maintained by the trustee for investors. Please read “Description of the System Restoration Bonds—Reports to Bondholders” in this prospectus.

Servicing Compensation:	We will pay the servicer on each payment date the servicing fee with respect to the System Restoration Bonds. As long as Entergy Texas or any affiliated entity acts as servicer, this fee will be 0.10% of the initial principal balance of the System Restoration Bonds. If a successor servicer is appointed, the servicing fee will be negotiated by the successor servicer and the trustee (acting in accordance with written instructions of bondholders evidencing not less than a majority of the outstanding amount of the System Restoration Bonds), but will not, unless the Texas commission consents and the rating agency condition is satisfied, exceed 0.60% of the initial principal balance of the System Restoration Bonds on an annualized basis. In no event will the trustee be liable for any servicing fee in its individual capacity.
Federal Income Tax Status:	In the opinion of Norton Rose Fulbright US LLP, counsel to us and to Entergy Texas, for federal income tax purposes, the System Restoration Bonds will constitute indebtedness of Entergy Texas, our sole member. If you purchase a beneficial interest in any transition bond, you agree by your purchase to treat the System Restoration Bonds as debt of our sole member for federal income tax purposes. Please read “Material U.S. Federal Income Tax Consequences” in this prospectus.
ERISA Considerations:
Pension plans and other investors subject to ERISA or Section 4975 of the Internal Revenue Code may acquire the System Restoration Bonds subject to specified conditions. The acquisition and holding of the System Restoration Bonds could be treated as a direct or indirect prohibited transaction under ERISA. Accordingly, by purchasing the System Restoration Bonds, each investor purchasing on behalf of a pension plan will be deemed to certify that the purchase and subsequent holding of the System Restoration Bonds would be exempt from the prohibited transaction rules of ERISA. Please read “ERISA Considerations” in this prospectus.

Credit ratings:	We expect the bonds will receive credit ratings from two nationally recognized statistical rating organizations. Please read “Ratings for the System Restoration Bonds” in this prospectus.

Use of proceeds:	We will use the net proceeds from the sale of the system restoration bonds (after payment of transaction costs) to pay to Entergy Texas the purchase price of the transition property. Entergy Texas will apply the proceeds of the sale of the transition property to refinance or retire debt or equity or to fund capital expenditures to support utility operations and services. The specific application of the proceeds will be determined by market conditions and Entergy Texas’ expected future expenditures at the time the proceeds are received. Please read “Use of Proceeds” in this prospectus.
1940 Act Registration:	The issuing entity will be relying on an exclusion from the definition of “investment company” under the 1940 Act contained in Rule 3a-7 under the 1940 Act, although there may be additional exclusions or exemptions available to the issuing entity. The issuing entity is being structured so as not to constitute a “covered fund” for purposes of the Volcker Rule under the Dodd-Frank Act.

SUMMARY OF RISK FACTORS
Set forth below is a summary of the material risk factors which you should consider before deciding whether to invest in the bonds. These risks can affect the timing or ultimate payment of the bonds and value of your security. A description of such risk factors in greater detail follows this summary.
Limited Source of Payment for the Bonds: The only source of funds for the bonds is the transition property and the other limited moneys held by the trustee. At the time of issuance of the bonds, we will have no other assets and the bonds are non-recourse to Entergy Texas. Therefore, the sources for repayment of the bonds are limited. You must rely for payment of the bonds solely upon the Financing Act, state and federal constitutional rights to enforcement of the provisions of the Financing Act, the irrevocable financing order, collections of the system restoration charges and funds on deposit in the related accounts held by the trustee.
Risks Associated with Potential Judicial, Legislative or Regulatory Actions: The transition property is an asset created under the Financing Act and through regulatory proceedings at the Texas commission. The Financing Act as well as the financing order may be challenged in court. The Texas legislature may attempt to amend the Financing Act, impairing the value of the transition property. Further, Entergy Texas may fail or be unsuccessful in challenging such actions. Neither we nor Entergy Texas will indemnify you for any changes of law, whether as a result of Constitutional amendment, legislative enactment or any judicial proceedings.
In addition, the Texas commission retains the power to adopt, revise or rescind rules or regulations affecting Entergy Texas and may attempt to take actions which could impair the value of the transition property. Also, true up adjustment filings made with the Texas commission may be challenged before the Texas commission or in court, resulting in delays in implementation of the true-up adjustment.
Also, municipalities may seek to acquire portions of Entergy Texas’ service territory, and may dispute their obligation to pay the system restoration charges, or even if obligated to do so, may fail to bill and remit the system restoration charges on a timely basis.
Servicing Risks; Natural Disaster Recovery Risks: The collection of system restoration charges on a timely and sufficient basis depend upon the ability of the servicer to accurately forecast customer usage. If the servicer inaccurately forecasts consumption or underestimates customer delinquencies for any reason, there could be a shortfall or material delay in fixed transition charge collections. Factors which might cause inaccurate projections of usage or customer delinquencies, include unanticipated weather conditions, rolling blackouts due to capacity constraints, cyber attacks on Entergy Texas, MISO or ERCOT infrastructure, general economic conditions or natural or man-made disasters, such as hurricanes, tropical storms, ice or snowstorms and floods, and the current pandemic caused by COVID-19. Entergy Texas’ ability to collect system restoration charges from customers may also be impacted by some of these same factors. In response to the COVID-19 pandemic, the Texas commission has taken actions which could impact the ability to collect the system restoration charges, including the cessation of Entergy Texas’ ability to disconnect service, the requirement to defer payments from customers and the suspension of the requirement for customer credit deposits. Any of these actions or any future actions by the Texas legislature or the Texas commission taken in response to COVID-19 or any future pandemic or other natural disaster may adversely affect the timing of system restoration charge collections, which could result in payments on the System Restoration Bonds to be delayed or reduced.

These same natural and man-made disasters may affect Entergy Texas’ ability to deliver energy. As the system restoration charge is a consumption-based charge, any unexpected failure to deliver electricity may impact the collection of system restoration charges. Entergy Texas’ operations could be impacted by hurricanes, tropical storms, ice or snowstorms and floods. Any disruption in Entergy Texas’ ability to deliver energy could cause a delay or reduction in system restoration charge collections, which could result in payments on the System Restoration Bonds to be delayed or reduced.
Servicing of the system restoration charges may also be adversely affected by the introduction of competition to Entergy Texas’ service territory, in which case system restoration charges will be collected and remitted by retail electric providers. Failure of the retail electric providers to remit the system restoration charges might cause delays in payments on the System Restoration Bonds.
It may be difficult for us to find a replacement servicer should Entergy Texas default in its obligations. Assuming we can obtain a successor servicer, the successor servicer may be less effective in servicing the charges, potentially resulting in delay in collections, and will be more costly.
Risks Associated with the Unusual Nature of Transition Property: The unusual nature of the transition property makes it unlikely that, in the event of a default, the transition property could be sold. Although the bonds may be accelerated in the event of a default, as a practical matter, the system restoration charges would likely not be accelerated.
Risks Associated with the Potential Bankruptcy of the Seller, the Servicer and REPs: In the event of a bankruptcy by Entergy Texas, the investor may experience a delay in payment or a default on payment of the bonds due to various factors, including the comingling of system restoration charges with other Servicer revenue, a challenge to the characterization of the sale of the transition property as a financing transaction, an effort to consolidate our assets and liabilities with those of Entergy Texas, a characterization of system restoration charge payments to the bond trustee as preferential transfers, the treatment of our claims against the seller as unsecured claims, and a general limitation on the remedies available in a bankruptcy, including the risk of an automatic stay.
In addition, if retail competition is introduced to Entergy Texas’ service territory, the retail electric providers will collect the system restoration charges and commingle such collections with their other revenues. Any such system restoration charges collected may not be available to pay debt service on the bonds in the event of a REP bankruptcy.
Other Risks: Other risks associated with the purchase of the bonds include the inadequacy of any indemnification obligations provided by the seller, the impact of a change of ratings or the issuance of an unsolicited rating, the absence of a secondary market for the bonds, the issuance of additional system restoration bonds or similar instruments creating greater burdens on the same customers, regulatory actions affecting certain investors and losses on investments held by the trustee.
RISK FACTORS
Please carefully consider all the information we have included or incorporated by reference in this prospectus, including the risks described below and the statements in “Cautionary Statement Regarding Forward-Looking Information,” before deciding whether to invest in the System Restoration Bonds.

You may experience material payment delays or incur a loss on your investment in the System Restoration Bonds because the source of funds for payment is limited.
The only source of funds for payment of the System Restoration Bonds will be our assets, which consist of:
•the transition property securing the System Restoration Bonds, including the right to impose, collect and receive related system restoration charges and our rights under the financing order to the statutory true-up mechanism;
•the funds on deposit in the accounts held by the trustee; and
•our rights under various contracts we describe in this prospectus.
The System Restoration Bonds are not a charge on the full faith and credit or taxing power of the State of Texas or any governmental agency or instrumentality, nor will the System Restoration Bonds be insured or guaranteed by Entergy Texas, including in its capacity as the servicer, or by its parent, Entergy, any of their respective affiliates (other than us), the trustee or by any other person or entity. Thus, you must rely for payment of the System Restoration Bonds solely upon the Financing Act, state and federal constitutional rights to enforcement of the Financing Act, the irrevocable financing order, collections of the system restoration charges and funds on deposit in the related accounts held by the trustee. If these amounts are not sufficient to make payments or there are delays in recoveries, you may experience material payment delays or incur a loss on your investment in the System Restoration Bonds. Our organizational documents restrict our right to acquire other assets unrelated to the transactions described in this prospectus. Please read “Entergy Texas Restoration Funding II, LLC, The Issuing Entity” in this prospectus.
RISKS ASSOCIATED WITH POTENTIAL JUDICIAL, LEGISLATIVE
OR REGULATORY ACTIONS
We are not obligated to indemnify you for changes in law.
Neither we nor Entergy Texas will indemnify you for any changes in the law, including any federal preemption or repeal or amendment of the Public Utility Regulatory Act, that may affect the value of your System Restoration Bonds. Entergy Texas will agree in the sale agreement to institute any action or proceeding as may be reasonably necessary to block or overturn any attempts to cause a repeal, modification or amendment to PURA that would be materially adverse to us, the trustee or system restoration bondholders. Please read “The Sale Agreement—Covenants of the Seller” and “The Servicing Agreement—Servicing Standards and Covenants” in this prospectus. However, we cannot assure you that Entergy Texas would be able to take this action or that any such action would be successful. Although Entergy Texas or any successor seller might be required to indemnify us if legal action based on the law in effect at the time of the issuance of the bonds invalidates the transition property, such indemnification obligations do not apply for any changes in law after the date the bonds are issued, whether such changes in law are effected by means of any legislative enactment, any constitutional amendment or any final and non-appealable judicial decision. Please read “The Sale Agreement—Seller Representations and Warranties” and “The Servicing Agreement—Servicing Standards and Covenants” in this prospectus.
Future judicial action could reduce the value of your investment in the System Restoration Bonds.
The transition property securing the System Restoration Bonds is pursuant to the Financing Act and the financing order that has been issued by the Texas commission to Entergy

Texas. There is uncertainty associated with investing in bonds payable from an asset that depends on legislation for its existence because there is limited judicial or regulatory experience implementing and interpreting the legislation. Because the transition property is a creation of the Financing Act, any judicial determination affecting the validity of or interpreting the Financing Act, the transition property or our ability to make payments on the System Restoration Bonds might have an adverse effect on the System Restoration Bonds. The Financing Act might be directly contested in courts or otherwise become the subject of litigation. In addition, the financing order or any provision thereof might be directly contested in courts or otherwise become the subject of litigation. In June 2001, the Supreme Court of the State of Texas upheld the constitutionality of certain securitization provisions of the Restructuring Amendments, which are incorporated by reference into the System Restoration Amendments. Notwithstanding that decision, a federal or state court could be asked in the future to determine whether the relevant provisions of the Financing Act are unlawful or invalid. If the Financing Act is invalidated, the financing order might also be invalidated.
Other states have passed laws permitting the securitization of electric utility costs similar to the Restructuring Amendments and the Financing Act. Some of the laws that are similar to the Restructuring Amendments have been challenged by judicial actions. To date, none of these challenges has succeeded, but future challenges might be made. An unfavorable decision regarding another state’s law would not automatically invalidate the Financing Act or the financing order, but it might provoke a challenge to the Financing Act, establish a legal precedent for a successful challenge to the Financing Act or heighten awareness of the political and other risks of the System Restoration Bonds, and in that way may limit the liquidity and value of the System Restoration Bonds. Therefore, legal activity in other states may indirectly affect the value of your investment in the System Restoration Bonds.
If an invalidation of any relevant underlying legislative provision or financing order provision were to result from such litigation, you might lose some or all of your investment or you might experience delays in recovering your investment.
Future state legislative action might attempt to reduce the value of your investment in the System Restoration Bonds.
Despite its pledge in the Financing Act not to take or permit certain actions that would impair the value of the transition property or the system restoration charges, the Texas legislature might attempt to repeal or amend the Financing Act in a manner that limits or alters the transition property so as to reduce its value. For a description of the State’s pledge, please read “The Financing Act—Entergy Texas and Other Utilities May Securitize Qualified Costs—State Pledge” in this prospectus. It might be possible for the Texas legislature to repeal or amend the Financing Act notwithstanding the State’s pledge if the legislature acts in order to serve a significant and legitimate public purpose. Any such action, as well as the costly and time-consuming litigation that likely would ensue, might adversely affect the price and liquidity, the dates of payment of interest and principal and the weighted average lives of the System Restoration Bonds. Moreover, the outcome of any litigation cannot be predicted. Accordingly, you might incur a loss on or delay in recovery of your investment in the System Restoration Bonds.
If an action of the Texas legislature adversely affecting the transition property or the ability to collect system restoration charges were considered a “taking” under the United States or Texas Constitutions, the State of Texas might be obligated to pay compensation for the taking. However, even in that event, there is no assurance that any amount provided as compensation would be sufficient for you to recover fully your investment in the System Restoration Bonds or to offset interest lost pending such recovery.

Unlike the citizens of some states, the citizens of the State of Texas currently do not have the constitutional right to adopt or revise state laws by initiative or referendum. Thus, absent an amendment of the Texas Constitution, the Public Utility Regulatory Act cannot be amended or repealed by direct action of the electorate of the State of Texas.
The enforcement of any rights against the State of Texas or the PUCT under the State’s pledge may be subject to the exercise of judicial discretion in appropriate cases and to the limitations on legal remedies against state and local governmental entities in Texas. These limitations might include, for example, the necessity to exhaust administrative remedies prior to bringing suit in a court, or limitations on type and locations of courts in which the State of Texas or the PUCT may be sued.
Moreover, while retail competition has not been introduced in Entergy Texas’ service territory, the State of Texas may amend existing law or the PUCT may provide for retail competition after certifying that Entergy Texas belongs to a qualified service area. Please read “The Depositor, Seller, Initial Servicer and Sponsor—Competition” in this prospectus.
The Texas commission might attempt to take actions that could reduce the value of your investment in the System Restoration Bonds.
The Financing Act provide that a financing order is irrevocable and that the Texas commission may not directly or indirectly, by any subsequent action, rescind or amend a financing order or reduce or impair the system restoration charges authorized under a financing order, except for the true-up adjustments to the system restoration charges. However, the Texas commission retains the power to adopt, revise or rescind rules or regulations affecting Entergy Texas. The Texas commission also retains the power to interpret the financing order granted to Entergy Texas, and in that capacity might be called upon to rule on the meanings of provisions of the order that might need further elaboration. Any new or amended regulations or orders from the Texas commission might attempt to affect the ability of the servicer to collect the system restoration charges in full and on a timely basis, the rating of the System Restoration Bonds or their price and, accordingly, the amortization of the System Restoration Bonds and their weighted average lives.
The servicer is required to file with the Texas commission, on our behalf, certain adjustments of the system restoration charges. Please read “Entergy Texas’ Financing Order—Statutory True-Ups—Credit Risk” and “The Servicing Agreement—True-Up Adjustment Process” in this prospectus. True-up adjustment procedures have been challenged in the past and may be challenged in the future. Challenges to or delays in the true-up process might adversely affect the market perception and valuation of the System Restoration Bonds. Also, any litigation, as well being costly and time-consuming, might materially delay system restoration charge collections due to delayed implementation of true-up adjustments and might result in missing payments or payment delays and lengthened weighted average life of the System Restoration Bonds.
A municipal entity might assert the right to acquire portions of Entergy Texas’ electric distribution facilities and avoid payment of the system restoration charges.
Texas law may authorize certain local municipalities to seek to acquire portions of Entergy Texas’ electric distribution facilities through the power of eminent domain for use as part of municipally-owned utility systems. Although there are no recorded cases in Texas indicating that the power of eminent domain has been used by municipalities in Texas in recent times to acquire electric distribution systems, there can be no assurance that one or more municipalities will not seek to acquire some or all of Entergy Texas’ electric distribution facilities while System Restoration Bonds remain outstanding. The Financing Act specifies that system restoration charges approved by a Texas commission order shall be collected by an electric utility as well as its “successors.” In the servicing agreement, Entergy Texas will covenant to assert in an appropriate forum that any municipality that acquires any portion of Entergy Texas’ electric distribution facilities must be treated as a successor to Entergy Texas under the Financing Act and the financing order and that retail customers in such municipalities remain responsible for payment of system restoration charges. However, the involved municipality might assert that it should not be treated as a successor to Entergy Texas for these purposes and that its distribution customers are not responsible for payment of system restoration charges. In any such cases, there can be no assurance that the system restoration charges will be collected from customers of municipally-owned utilities who were formerly customers of Entergy Texas. Any decrease in the retail electric customer base from which system restoration charges are collected might result in missing payments or payment delays and lengthened weighted average life of the System Restoration Bonds.
SERVICING RISKS
Inaccurate consumption or collection forecasting might reduce scheduled payments on the System Restoration Bonds.
The system restoration charges are generally assessed based on forecasted customer usage, which includes both kilowatts demanded and kilowatt-hours of electricity consumed by retail customers. The amount and the rate of system restoration charge collections will depend in part on actual electricity usage and the amount of collections and write-offs for each customer class. If the servicer inaccurately forecasts either electricity consumption or customer delinquency or charge-offs when setting or adjusting the system restoration charges, there could be a shortfall or material delay in system restoration charge collections, which might result in missed or delayed payments of principal and interest and lengthened weighted average life of the System Restoration Bonds. Please read “Entergy Texas’ Financing Order—Statutory True-Ups—Credit Risk” and “The Servicing Agreement—True-Up Adjustment Process” in this prospectus.
Inaccurate forecasting of electricity consumption by the servicer might result from, among other things:
•unanticipated weather or economic conditions, resulting in less electricity consumption than forecasted;
•general economic conditions, including the economic downturn caused by COVID-19 pandemic, being worse than expected, causing retail electric customers to migrate from the Entergy Texas service territory or reduce their electricity consumption;
•the occurrence of a natural disaster, such as hurricanes, tropical storms, ice or snowstorms and floods or an act of terrorism, cyber-attacks or other catastrophic event;
•unanticipated changes in the market structure of the electric industry;
•customers accounting for a significant portion of Entergy Texas’ revenues or sales ceasing to do business or leaving the service territory;
•customers consuming less electricity than anticipated because of increased energy prices, unanticipated increases in conservation efforts or unanticipated increases in electric usage efficiency;

•differences or changes in forecasting methodology; or
•customers unexpectedly switching to alternative sources of energy, including self-generation of electric power.
Inaccurate forecasting of delinquency or charge-off rates by the servicer might also result from, among other things:
•unexpected deterioration of the economy or the unanticipated declaration of a moratorium on terminating electric service to customers in the event of extreme weather, other natural disaster or other catastrophic event, any of which would cause greater delinquencies or charge-offs than expected or force Entergy Texas or (if retail competition is authorized) retail electric providers to grant additional payment relief to more customers; or
•any unanticipated change in law that makes it more difficult for Entergy Texas or (if retail competition is authorized) retail electric providers to terminate service to nonpaying customers or that requires Entergy Texas or retail electric providers to apply more lenient credit standards in accepting retail electric customers.
Your investment in the System Restoration Bonds depends on Entergy Texas or its successor or assignee, acting as servicer of the transition property.
Entergy Texas, as servicer, will be responsible for, among other things, calculating, billing and collecting the system restoration charges from retail electric customers or, if competition is introduced in Entergy Texas’ service territory, retail electric providers, submitting requests to the Texas commission to adjust these charges, monitoring the collateral for the System Restoration Bonds and taking certain actions in the event of non-payment by a retail electric customer, or retail electric provider, if applicable. The trustee’s receipt of collections in respect of the system restoration charges, which will be used to make payments on System Restoration Bonds, will depend in part on the skill and diligence of the servicer in performing these functions. The systems that the servicer has in place for system restoration charge billings and collections, together with the PUCT regulations governing retail electric providers, might, in particular circumstances, cause the servicer to experience difficulty in performing these functions in a timely and completely accurate manner. If the servicer fails to make collections for any reason, then the servicer’s payments to the trustee in respect of the system restoration charges might be delayed or reduced. In that event, our payments on the System Restoration Bonds might be delayed or reduced.
If we replace Entergy Texas as the servicer, we may experience difficulties finding and using a replacement servicer.
Under certain circumstances, Entergy Texas may resign as servicer, or the trustee, the PUCT or certain bondholders may remove Entergy Texas as servicer. Please read “The Servicing Agreement—Matters Regarding the Servicer” and “The Servicing Agreement—Rights Upon a Servicer Default” in this prospectus. Under the financing order, the appointment of a successor servicer and the annual servicing fee payable to a successor servicer require PUCT approval if it exceeds 0.60% of the initial principal balance of the System Restoration Bonds. In addition, the servicing fee for any replacement servicer may not exceed 0.60% of the initial principal balance of the System Restoration Bonds unless the PUCT consents and the rating agency condition is satisfied. Please read “The Servicing Agreement—Servicing Compensation” in this prospectus. Also, any successor servicer might have less experience and ability than Entergy Texas and might experience difficulties in collecting system restoration charges and determining appropriate adjustments to the system restoration charges, and billing and/or payment arrangements may change, resulting in delays or disruptions of collections. A successor servicer might charge fees that are substantially higher than the fees paid to Entergy Texas as servicer. In the event of the commencement of a case by or against the servicer under the United States Bankruptcy Code or similar laws, we and the trustee might be prevented from effecting a transfer of servicing due to operation of the Bankruptcy Code. Any of these factors and others might delay the timing of payments and may reduce the value of your investment.
Terrorist attacks, cyber attacks, system failures or data breaches of Entergy Texas’ or its suppliers’ technology systems could limit Entergy Texas’ ability to service the transition property.
Entergy Texas operates in a business that requires evolving information technology systems that include sophisticated data collection, processing systems, software, network infrastructure, and other technologies that are becoming more complex and may be subject to mandatory and prescriptive reliability and security standards. The functionality of Entergy Texas’ technology systems depends on its own and its suppliers’ and their contractors’ technology. Suppliers’ and their contractors’ technology systems to which Entergy Texas is connected directly or indirectly support a variety of business processes and activities to store sensitive data, including (i) intellectual property, (ii) proprietary business information, (iii) personally identifiable information of customers and employees, and (iv) data with respect to invoicing and the collection of payments, accounting, procurement, and supply chain activities. Any significant failure or malfunction of such information technology systems could result in loss of data or disruptions of operations.
There have been attacks and threats of attacks on energy infrastructure by cyber actors, including those associated with foreign governments. As an operator of critical infrastructure, Entergy Texas faces heightened risk of an act or threat of terrorism, cyber attacks, and data breaches, whether as a direct or indirect act against one of Entergy Texas’ generation, transmission or distribution facilities, operations centers, infrastructure, or information technology systems used to manage, monitor, and transport power to customers and perform day-to-day business functions. An actual act could affect Entergy Texas’ ability to operate, including its ability to operate the information technology systems and network infrastructure on which it relies to conduct business.
Given the rapid technological advancements of existing and emerging threats, Entergy Texas’ technology systems remain inherently vulnerable despite implementations and enhancements of the multiple layers of security and controls. If Entergy Texas’ technology systems were compromised and unable to detect or recover in a timely fashion to a normal state of operations, Entergy Texas could be unable to perform critical business functions that are essential to the company’s well-being and could result in a loss of its confidential, sensitive, and proprietary information, including personal information of its customers, employees, suppliers, and others in Entergy Texas’ care.
Any such attacks, failures or data breaches could have a material effect on Entergy Texas’ business, financial condition, results of operations or reputation. Although Entergy Texas has insurance coverage for cyber-attacks or data breaches, such insurance may not be adequate to cover all losses that might arise in connection with these events. Such events may also expose Entergy to an increased risk of litigation (and associated damages and fines). Consequently, such attacks, failure or data breaches could impact Entergy Texas’ ability to service the transition property, including its ability to bill, collect and remit the system restoration charges and, therefore, might delay the timing of payments on the System Restoration Bonds and may reduce the value of your investment.

It may be difficult to collect system restoration charges from other parties who may bill retail customers in the future.
If retail competition is ever introduced into Entergy Texas’ service territory, then retail electric customers will pay the system restoration charges not to Entergy Texas, but to retail electric providers who supply them with electric power. The retail electric providers will be responsible for billing retail customers and will be obligated to remit to the servicer payments of the system restoration charges, less a specified percentage allowance for charge-offs of delinquent customer accounts, within 35 days of billing from the servicer, even if they do not collect the system restoration charges from retail electric customers. Please read “Future Retail Electric Providers” in this prospectus. Because the retail electric providers would bill most retail electric customers for the system restoration charges, we will have to rely on a relatively small number of entities for the collection of the bulk of the system restoration charges.
Failure by the retail electric providers, if any, to remit system restoration charges to the servicer might cause delays in payments on the System Restoration Bonds and adversely affect your investment in the System Restoration Bonds. The servicer will not pay any shortfalls resulting from the failure of any retail electric provider to forward system restoration charge collections.
Adjustments to the system restoration charges and any credit support provided by a retail electric provider, while available to compensate for a failure by a retail electric provider to pay the system restoration charges to the servicer, might not be sufficient to protect the value of your investment in the System Restoration Bonds. Please read “Entergy Texas’ Financing Order—Statutory True-Ups–Credit Risk” and “The Servicing Agreement—True-Up Adjustment Process” in this prospectus.
PURA provides for one or more retail electric providers in each area that is open to retail competition to be designated the “provider of last resort” for that area or for specified customer classes. The provider of last resort is required to offer basic electric service to retail customers in its designated area, regardless of the creditworthiness of the customer. The provider of last resort might face greater difficulty in bill collection than other retail electric providers and therefore the servicer may face greater difficulty in collecting system restoration charges from the provider of last resort.
Retail electric providers, if retail competition ever commences in Entergy Texas’ service territory, may issue a single bill to individual retail customers that includes all charges related to the purchase of electricity, without separately itemizing the system restoration charge component of the bill. A retail electric provider’s use of a consolidated bill might increase the risk that customers who have claims against the retail electric provider will attempt to offset those claims against system restoration charges or increase the risk that, in the event of a bankruptcy of a retail electric provider, a bankruptcy court would find that the retail electric provider has an interest in the transition property and would make it more difficult to terminate the services of a bankrupt retail electric provider or collect system restoration charges from its customers.
Competitive metering services might result in unexpected problems in receiving accurate metering data.
As part of the restructuring of the Texas electric industry, certain metering services can be provided on a competitive basis to commercial and industrial customers, and third parties are permitted to perform metering services and provide metering data to the servicer that the servicer will utilize in calculating and billing system restoration charges. The Texas commission has adopted a rule under which ERCOT, the entity designated by the Texas commission to administer the competitive retail market in Texas, establishes and periodically revises a list of qualifying competitive meters. The Texas commission’s rule also provides for testing of competitive meters, for data management, and for the use of meter data for billing by transmission and distribution utilities.
As retail competition has not been introduced into Entergy Texas’ service territory, competitive metering is not available to commercial and industrial customers in Entergy Texas’ service territory. However, it is possible it may be available in the future.
Since third parties may not have previously performed metering services in Entergy Texas’ service territory, there might be unforeseen problems in converting to the third-party’s metering system, in taking accurate meter readings and in collecting and processing accurate metering data following the conversion to competitive metering. Inaccurate metering data might lead to inaccuracies in the calculation and imposition of system restoration charges and might give rise to disputes between the servicer and REPs regarding payments resulting in missing or delayed payments of principal and interest and a lengthened weighted average life of the System Restoration Bonds.
Limits on rights to terminate service might make it more difficult to collect the system restoration charges.
The financing order expressly provides that we may authorize the servicer to disconnect service for nonpayment of system restoration charges to the same extent as an electric utility. Moreover, if the servicer is billing customers for system restoration charges, the servicer may terminate transmission and distribution service to the customer for non-payment of system restoration charges pursuant to the applicable rules of the Texas commission. Nonetheless, Texas statutory requirements and the rules and regulations of the Texas commission, which may change from time to time, regulate and control the right to disconnect service. For example, Entergy Texas generally may not terminate service to a retail customer on (1) a weekend day or holiday, (2) a day when the previous day’s high temperature did not exceed 32 degrees Fahrenheit and the temperature is predicted to remain at or below that level for the next 24 hours or (3) a day for which the National Weather Service issues a heat advisory for any county in Entergy Texas’ service territory, or when a heat advisory has been issued for either of the two prior calendar days. In addition, the Texas commission may provide for disconnection moratoria in connection with the ongoing COVID-19 pandemic, as it did in 2020, or in connection with other emergencies. To the extent these retail electric customers do not pay for their electric service, Entergy Texas will not be able to collect system restoration charges from these retail electric customers. Although retail electric providers would have to pay the servicer the system restoration charges on behalf of those customers (subject to any charge-off allowance and annual reconciliation rights), if retail competition commences in Entergy Texas’ service territory, continuing service to non-paying customers could affect the ability of retail electric providers to make such payment.
Future adjustments to system restoration charges by customer class might result in insufficient collections.
The customers who pay system restoration charges are divided into customer classes. System restoration charges will be allocated among customer classes and assessed in accordance with the formula specified in the financing order.
A shortfall in collections of system restoration charges in one customer class may be corrected by making adjustments to the system restoration charges payable by that customer class and any other customer class. If enough customers in a class fail to pay system restoration charges or cease to be customers, the servicer might have to substantially increase the system restoration charges for the remaining customers in that customer class and for other customer classes. These increases could lead to further unanticipated failures by the remaining customers to pay system restoration charges, thereby increasing the risk of a shortfall in funds to pay the System Restoration Bonds.
RISKS ASSOCIATED WITH THE UNUSUAL NATURE OF THE TRANSITION PROPERTY
We will not receive system restoration charges in respect of electric service provided more than 15 years from the date of issuance of the System Restoration Bonds.
Entergy Texas will not be entitled to charge system restoration charges for electricity delivered after the fifteenth anniversary of the issuance of the System Restoration Bonds. If system restoration charges collected for electricity delivered through the fifteenth anniversary of the System Restoration Bonds are not sufficient to repay the System Restoration Bonds in full, no other funds will be available to pay the unpaid balance due on the System Restoration Bonds.
Foreclosure of the trustee’s lien on the transition property for the System Restoration Bonds might not be practical, and acceleration of the System Restoration Bonds before maturity might have little practical effect.
Under the Financing Act and the indenture, the trustee or the system restoration bondholders have the right to foreclose or otherwise enforce the lien on the transition property securing the System Restoration Bonds. However, in the event of foreclosure, there is likely to be a limited market, if any, for the transition property. Therefore, foreclosure might not be a realistic or practical remedy. Moreover, although principal of the System Restoration Bonds will be due and payable upon acceleration of the System Restoration Bonds before maturity, system restoration charges likely would not be accelerated and the nature of our business will result in principal of the System Restoration Bonds being paid as funds become available. If there is an acceleration of the System Restoration Bonds, all tranches of the System Restoration Bonds will be paid pro rata; therefore, some tranches might be paid earlier than expected and some tranches might be paid later than expected.
STORM RELATED RISK
Storm damage to Entergy Texas’ operations could impair payment of the System Restoration Bonds.
Entergy Texas’ service territory has, periodically, been impacted by hurricanes and other severe storms. In August 2020 and October 2020, Hurricane Laura and Hurricane Delta caused extensive damage to Entergy Texas’s service territory. The storm resulted in widespread power outages, significant damage primarily to distribution and transmission infrastructure, and the loss of sales during the power outages. Similarly, the winter storms and extreme cold temperatures that impacted much of the southern United States in February 2021 affected Entergy Texas’s operational assets and the availability of generation across the area. Future storms could have similar or more drastic effects. Transmission and/or distribution facilities could be damaged or destroyed and usage of electricity could be interrupted temporarily, reducing the collections of system restoration charges. There could be longer-lasting weather-related adverse effects on residential and commercial development and economic activity in Entergy Texas’ service territory, which could cause the per-kWh system restoration charge to be greater than expected. Legislative action adverse to the bondholders might be taken in response, and such legislation, if challenged as violative of the State Pledge, might be defended on the basis of public necessity. Please read “The Financing Act—The Financing Act and other provisions of PURA authorizes utilities to recover hurricane and other weather-related costs through the issuance of bonds” and “—Entergy Texas and Other Utilities May Securitize Qualified Costs—State Pledge” in this prospectus.

RISKS ASSOCIATED WITH POTENTIAL BANKRUPTCY PROCEEDINGS OF THE SELLER OR THE SERVICER
For a more detailed discussion of the following bankruptcy risks, please read “How a Bankruptcy May Affect Your Investment” in this prospectus.
The servicer will commingle the system restoration charges with other revenues it collects, which might obstruct access to the system restoration charges in case of the servicer’s bankruptcy and reduce the value of your investment in the System Restoration Bonds.
The servicer will be required to remit estimated collections to the trustee within two business days of receipt. The servicer will not segregate the system restoration charges from the other funds it collects from retail electric customers or retail electric providers (if any) or its general funds. The system restoration charges will be segregated only when the servicer pays them to the trustee.
Despite this requirement, the servicer might fail to pay the full amount of the system restoration charges to the trustee or might fail to do so on a timely basis. This failure, whether voluntary or involuntary, might materially reduce the amount of system restoration charge collections available to make payments on the System Restoration Bonds.
The Financing Act provides that the priority of a lien and security interest perfected in transition property is not impaired by the commingling of the funds arising from system restoration charges with any other funds. In a bankruptcy of the servicer, however, a bankruptcy court might rule that federal bankruptcy law takes precedence over the Financing Act and might decline to recognize our right to collections of the system restoration charges that are commingled with other funds of the servicer as of the date of bankruptcy. If so, the collections of the system restoration charges held by the servicer as of the date of bankruptcy would not be available to pay amounts owing on the System Restoration Bonds. In this case, we would have only a general unsecured claim against the servicer for those amounts. This decision could cause material delays in payments of principal or interest, or losses, on your System Restoration Bonds and could materially reduce the value of your investment in the System Restoration Bonds, particularly if it occurred in the fifteenth year of the System Restoration Bonds after the completion of which no system restoration charges can be charged.
The bankruptcy of Entergy Texas or any successor seller might result in losses or delays in payments on the System Restoration Bonds.
The Financing Act and the financing order provide that as a matter of Texas state law:
•the rights and interests of a selling utility under a financing order, including the right to impose, collect and receive system restoration charges, are contract rights of the seller,
•the seller may make a present transfer of its rights under a financing order, including the right to impose, collect and receive future system restoration charges that retail customers do not yet owe,
•upon the transfer to us, the rights will become transition property, and transition property constitutes a present property right, even though the imposition and collection of system restoration charges depend on further acts that have not yet occurred, and

•a transfer of the transition property from the seller or its affiliate, to us, under an agreement that expressly states the transfer is a sale or other absolute transfer, is a true sale of the transition property and not a pledge of the transition property to secure a financing by the seller.
These provisions are important to maintaining payments on the System Restoration Bonds in accordance with their terms during any bankruptcy of Entergy Texas. In addition, the transaction has been structured with the objective of keeping us legally separate from Entergy Texas and its affiliates in the event of a bankruptcy of Entergy Texas or any such affiliates.
A bankruptcy court generally follows state property law on issues such as those addressed by the State law provisions described above. However, a bankruptcy court does not follow state law if it determines that the state law is contrary to a paramount federal bankruptcy policy or interest. If a bankruptcy court in an Entergy Texas bankruptcy refused to enforce one or more of the state property law provisions described above, the effect of this decision on you as a beneficial owner of the System Restoration Bonds might be similar to the treatment you would receive in an Entergy Texas bankruptcy if the System Restoration Bonds had been issued directly by Entergy Texas. A decision by the bankruptcy court that, despite our separateness from Entergy Texas, our assets and liabilities and those of Entergy Texas should be consolidated would have a similar effect on you as a bondholder.
We have taken steps together with Entergy Texas, as the seller, to reduce the risk that in the event the seller or an affiliate of the seller were to become the debtor in a bankruptcy case, a court would order that our assets and liabilities be substantively consolidated with those of Entergy Texas or an affiliate. Nonetheless, these steps might not be completely effective, and thus if Entergy Texas or an affiliate of the seller were to become a debtor in a bankruptcy case, a court might order that our assets and liabilities be consolidated with those of Entergy Texas or an affiliate of the seller. This might cause material delays in payment of, or losses on, your System Restoration Bonds and might materially reduce the value of your investment in the System Restoration Bonds. For example:
•without permission from the bankruptcy court, the trustee might be prevented from taking actions against Entergy Texas or recovering or using funds on your behalf or replacing Entergy Texas as the servicer,
•the bankruptcy court might order the trustee to exchange the transition property for other property of lower value,
•tax or other government liens on Entergy Texas’ property might have priority over the trustee’s lien and might be paid from collected system restoration charges before payments on the System Restoration Bonds,
•the trustee’s lien might not be properly perfected in the collected transition property collections prior to or as of the date of Entergy Texas’ bankruptcy, with the result that the System Restoration Bonds would represent only general unsecured claims against Entergy Texas,
•the bankruptcy court might rule that neither our property interest nor the trustee’s lien extends to system restoration charges in respect of electricity consumed after the commencement of Entergy Texas’ bankruptcy case, with the result that the System Restoration Bonds would represent only general unsecured claims against Entergy Texas,

•we and Entergy Texas might be relieved of any obligation to make any payments on the System Restoration Bonds during the pendency of the bankruptcy case and might be relieved of any obligation to pay interest accruing after the commencement of the bankruptcy case,
•Entergy Texas might be able to alter the terms of the System Restoration Bonds as part of its plan of reorganization,
•the bankruptcy court might rule that the system restoration charges should be used to pay, or that we should be charged for, a portion of the cost of providing electric service, or
•the bankruptcy court might rule that the remedy provisions of the sale agreement are unenforceable, leaving us with an unsecured claim for actual damages against Entergy Texas that may be difficult to prove or, if proven, to collect in full.
Furthermore, if Entergy Texas enters bankruptcy proceedings, it might be permitted to stop acting as servicer, and it may be difficult to find a third party to act as servicer. The failure of the servicer to perform its duties or the inability to find a successor servicer might cause payment delays or losses on your investment in the System Restoration Bonds. Also, the mere fact of a servicer or seller bankruptcy proceeding might have an adverse effect on the resale market for the System Restoration Bonds and on the value of the System Restoration Bonds.
The sale of the transition property might be construed as a financing and not a sale in a case of Entergy Texas’ bankruptcy which might delay or limit payments on the System Restoration Bonds.
The Financing Act provides that the characterization of a transfer of transition property as a sale or other absolute transfer will not be affected or impaired by treatment of the transfer as a financing for federal or state tax purposes or financial reporting purposes. We and Entergy Texas will treat the transaction as a sale under applicable law, although for financial reporting and income and franchise tax purposes the transaction is intended to be treated as a financing. In the event of a bankruptcy of Entergy Texas, a party in interest in the bankruptcy might assert that the sale of the transition property to us was a financing transaction and not a “sale or other absolute transfer” and that the treatment of the transaction for financial reporting and tax purposes as a financing and not a sale lends weight to that position. If a court were to characterize the transaction as a financing, we expect that we would, on behalf of ourselves and the trustee, be treated as a secured creditor of Entergy Texas in the bankruptcy proceedings, although a court might determine that we only have an unsecured claim against Entergy Texas. Even if we had a security interest in the transition property, we would not likely have access to the related system restoration charge collections during the bankruptcy and would be subject to the risks of a secured creditor in a bankruptcy case, including the possible bankruptcy risks described in the immediately preceding risk factor. As a result, repayment of the System Restoration Bonds might be significantly delayed and a plan of reorganization in the bankruptcy might permanently modify the amount and timing of payments to us of the related system restoration charge collections and therefore the amount and timing of funds available to us to pay system restoration bondholders.
If the servicer enters bankruptcy proceedings, the collections of the system restoration charges held by the servicer as of the date of bankruptcy might constitute preferences,

which means these funds might be unavailable to pay amounts owing on the System Restoration Bonds.
In the event of a bankruptcy of the servicer, a party in interest might take the position that the remittance of funds prior to bankruptcy of the servicer, pursuant to the servicing agreement, constitutes a preference under bankruptcy law if the remittance of those funds was deemed to be paid on account of a preexisting debt. If a court were to hold that the remittance of funds constitutes a preference, any such remittance within 90 days of the filing of the bankruptcy petition could be avoidable, and the funds could be required to be returned to the bankruptcy estate of the servicer. To the extent that system restoration charges have been commingled with the general funds of the servicer, the risk that a court would hold that a remittance of funds was a preference would increase. Also, we or the servicer may be considered an “insider” with any retail electric provider that is affiliated with us or the servicer. If the servicer or we are considered to be an “insider” of any retail electric provider, any such remittance made within one year of the filing of the bankruptcy petition could be avoidable as well if the court were to hold that such remittance constitutes a preference. In either case, we or the trustee would merely be an unsecured creditor of the servicer. If any funds were required to be returned to the bankruptcy estate of the servicer, we would expect that the amount of any future system restoration charges would be increased through the statutory true-up mechanism to recover such amount.
Claims against Entergy Texas or any successor seller might be limited in the event of a bankruptcy of the seller.
If the seller were to become a debtor in a bankruptcy case, claims, including indemnity claims, by us against the seller under the sale agreement and the other documents executed in connection with the sale agreement would be unsecured claims and would be adjudicated in the bankruptcy case. In addition, the bankruptcy court might estimate any contingent claims that we have against the seller and, if it determines that the contingency giving rise to these claims is unlikely to occur, estimate the claims at a lower amount. A party in interest in the bankruptcy of the seller might challenge the enforceability of the indemnity provisions in a sale agreement. If a court were to hold that the indemnity provisions were unenforceable, we would be left with a claim for actual damages against the seller based on breach of contract principles, which would be subject to estimation and/or calculation by the court. We cannot give any assurance as to the result if any of the above-described actions or claims were made. Furthermore, we cannot give any assurance as to what percentage of their claims, if any, unsecured creditors would receive in any bankruptcy proceeding involving the seller.
The bankruptcy of Entergy Texas or any successor seller might limit the remedies available to the trustee.
Upon an event of default for the System Restoration Bonds under the indenture, the Financing Act permits the trustee to enforce the security interest in the related transition property in accordance with the terms of the indenture. In this capacity, the trustee is permitted to request the Texas commission or a Travis County, Texas district court to order the sequestration and payment to bondholders of all revenues arising with respect to the related transition property. There can be no assurance, however, that the Texas commission or the Travis County, Texas district court would issue this order after an Entergy Texas bankruptcy in light of the automatic stay provisions of Section 362 of the United States Bankruptcy Code. In that event, the trustee would be required to seek an order from the bankruptcy court lifting the automatic stay to permit this action by the Texas court, and an order requiring an accounting and segregation of the revenues arising from the transition property. There can be no assurance that a court would grant either order. Any failure to grant such order could result in losses or material delays in payment on the System Restoration Bonds and could materially reduce the value of your investment.

RISKS ASSOCIATED WITH POTENTIAL BANKRUPTCY PROCEEDINGS OF FUTURE RETAIL ELECTRIC PROVIDERS IF RETAIL COMPETITION IS INTRODUCED
As described under “The Depositor, Seller, Initial Servicer and Sponsor—Competition”, if the provisions of PURA remain unchanged and Entergy Texas remains a member of MISO, as successor to Southeastern Electric Reliability Council, or SERC, it is possible, but not likely, that there will be any competing retail electric providers within the term that the System Restoration Bonds are outstanding. Nonetheless, it is possible that retail competition may be introduced into Entergy Texas’ service territory. If retail competition is introduced into Entergy Texas’ service territory, REPs, and not Entergy Texas, will collect the system restoration charges from customers. In such event, the following risks may arise. Please read “Future Retail Electric Providers“ in this prospectus.
If retail competition is introduced into Entergy Texas' service territory, retail electric providers will collect the system restoration charges and may commingle such charges with other revenues they collect. This may cause losses on or reduce the value of your investment in the System Restoration Bonds in the event a retail electric provider enters bankruptcy proceedings.
If retail competition is introduced into Entergy Texas’ service territory, REPs, and not Entergy Texas, will collect the system restoration charges from customers. A retail electric provider is not required under Texas commission rules to segregate from its general funds the system restoration charges it collects, but is required to remit to the servicer amounts billed to it for system restoration charges, less an amount relating to expected customer charge-offs, within 35 days of the billing by the servicer. A retail electric provider nevertheless might fail to remit the full amount of the system restoration charges owed to the servicer or might fail to do so on a timely basis. This failure, whether voluntary or involuntary, might materially reduce the amount of system restoration charge collections available on the next payment date to make timely payments on the System Restoration Bonds.
The Financing Act provides that the priority of a perfected lien on transition property will not be impaired by the commingling of these funds with other funds. In a bankruptcy of a retail electric provider, however, a bankruptcy court might rule that federal bankruptcy law takes precedence over the Financing Act and does not recognize our right to receive the collected system restoration charges that are commingled with other funds of a retail electric provider as of the date of bankruptcy. If so, the collections of the system restoration charges held by a retail electric provider as of the date of bankruptcy would not be available to pay amounts owing on the System Restoration Bonds. In this case, we would have only a general unsecured claim against the retail electric provider for those amounts. This decision might cause material delays in payments of principal or interest or losses on your System Restoration Bonds and could materially reduce the value of your investment in the System Restoration Bonds, particularly if it occurred in the fifteenth year of the System Restoration Bonds after the completion of which no system restoration charges can be charged. Please read “How a Bankruptcy May Affect Your Investment” in this prospectus.
If a retail electric provider enters bankruptcy proceedings, any cash deposit of the retail electric provider held by the trustee might not be available to cover amounts owed by the retail electric provider.
If a retail electric provider does not have the credit rating required by the financing order, it may nevertheless qualify to act as a retail electric provider if, among other alternatives, it provides a cash deposit equal to two months' maximum expected system restoration charge collections. Those cash deposits will be held by the trustee for the benefit of the bondholders. If the retail electric provider becomes bankrupt, the trustee would be stayed from applying that cash deposit to cover amounts owed by the retail electric provider absent relief from the court, and the trustee might be required to return that cash deposit to the retail electric provider's bankruptcy estate if the bankruptcy court determines there is no valid right of set-off or recoupment. In that case, the issuing entity might only have an unsecured claim for any amounts owed by the retail electric provider in the retail electric provider's bankruptcy proceedings.
If a retail electric provider enters bankruptcy proceedings, system restoration charge payments made by that retail electric provider to the servicer might constitute preferences, and the servicer may be required to return such funds to the bankruptcy estate of the retail electric provider.
In the event of a bankruptcy of a retail electric provider, a party in interest might take the position that the remittance of funds by the retail electric provider to the servicer, pursuant to the financing order, prior to bankruptcy constitutes a preference under bankruptcy law if the remittance of those funds was deemed to be paid on account of a preexisting debt. If a court were to hold that the remittance of funds constitutes preferences, any remittance of such funds made within 90 days of the filing of the bankruptcy petition might be avoidable, and the funds might be required to be returned to the bankruptcy estate of the retail electric provider by us or the servicer. To the extent that system restoration charges have been commingled with the general funds of the retail electric provider, the risk that a court would hold that a remittance of funds was a preference would increase. Also, we or the servicer might be considered an “insider” with any retail electric provider that is affiliated with us or the servicer. If the servicer or we are considered to be an “insider” of the retail electric provider, any such remittance made within one year of the filing of the bankruptcy petition could be avoidable as well if the court were to hold that such remittance constitutes a preference. In either case, we or the servicer would merely be an unsecured creditor of the retail electric provider. If any funds were required to be returned to the bankruptcy estate of the retail electric provider, we would expect that the amount of any future system restoration charges would be increased through the true-up mechanism to recover the amount returned.
Furthermore, the mere fact of a retail electric provider bankruptcy proceeding could have an adverse effect on the resale market for the System Restoration Bonds and on the value of the System Restoration Bonds. Please read “How a Bankruptcy May Affect Your Investment” in this prospectus
OTHER RISKS ASSOCIATED WITH AN INVESTMENT IN THE SYSTEM RESTORATION BONDS
Entergy Texas’ indemnification obligations under the sale and servicing agreements are limited and might not be sufficient to protect your investment in the System Restoration Bonds.
Entergy Texas is obligated under the sale agreement to indemnify us and the trustee, for itself and on behalf of the system restoration bondholders, only in specified circumstances and will not be obligated to repurchase any transition property in the event of a breach of any of its representations, warranties or covenants regarding the transition property. Similarly, Entergy Texas is obligated under the servicing agreement to indemnify us and the trustee, for itself and on behalf of the system restoration bondholders, and the Texas commission only in specified circumstances. Please read “The Sale Agreement” and “The Servicing Agreement” in this prospectus.
Neither the trustee nor the system restoration bondholders will have the right to accelerate payments on the System Restoration Bonds as a result of a breach under the sale agreement or servicing agreement, absent an event of default under the indenture relating to the System Restoration Bonds as described in “Description of the System Restoration Bonds—Events of

Default; Rights Upon Event of Default.” Furthermore, Entergy Texas might not have sufficient funds available to satisfy its indemnification obligations under these agreements, and the amount of any indemnification paid by Entergy Texas might not be sufficient for you to recover all of your investment in the System Restoration Bonds. In addition, if Entergy Texas becomes obligated to indemnify system restoration bondholders, the then-current ratings on the System Restoration Bonds will likely be downgraded as a result of the circumstances causing the breach and the fact that system restoration bondholders will be unsecured creditors of Entergy Texas with respect to any of these indemnification amounts. Entergy Texas will not indemnify any person for any loss, damages, liability, obligation, claim, action, suit or payment resulting solely from a downgrade in the ratings on the bonds, or for any consequential damages, including any loss of market value of the bonds resulting from a default or a downgrade of the ratings of the bonds. Please read “The Sale Agreement—Seller Representations and Warranties and “—Indemnification” in this prospectus.
The credit ratings are no indication of the expected rate of payment of principal on the System Restoration Bonds.
We expect the System Restoration Bonds will receive credit ratings from two nationally recognized statistical rating organizations (NRSRO). A rating is not a recommendation to buy, sell or hold the System Restoration Bonds. The ratings merely analyze the probability that we will repay the total principal amount of the System Restoration Bonds at the final maturity date (which is later than the scheduled final payment date) and will make timely interest payments. The ratings are not an indication that the rating agencies believe that principal payments are likely to be paid on time according to the expected sinking fund schedule.
Under Rule 17g-5 of the Exchange Act, NRSROs providing the sponsor with the requisite certification will have access to all information posted on a website by the sponsor for the purpose of determining the initial rating and monitoring the rating after the closing date in respect of the System Restoration Bonds. As a result, an NRSRO other than the NRSRO hired by the sponsor (the hired NRSRO) may issue ratings on the System Restoration Bonds (Unsolicited Ratings), which may be lower, and could be significantly lower, than the ratings assigned by the hired NRSROs. The Unsolicited Ratings may be issued prior to, or after, the closing date in respect of the System Restoration Bonds. Issuance of any Unsolicited Rating will not affect the issuance of the System Restoration Bonds. Issuance of an Unsolicited Rating lower than the ratings assigned by the hired NRSRO on the System Restoration Bonds might adversely affect the value of the System Restoration Bonds and, for regulated entities, could affect the status of the System Restoration Bonds as a legal investment or the capital treatment of the System Restoration Bonds. Investors in the System Restoration Bonds should consult with their legal counsel regarding the effect of the issuance of a rating by a non-hired NRSRO that is lower than the rating of a hired NRSRO. None of Entergy Texas, us, the underwriters or any of their affiliates will have any obligation to inform you of any Unsolicited Ratings assigned after the date of this prospectus. In addition, if we or Entergy Texas fail to make available to a non-hired NRSRO any information provided to any hired NRSRO for the purpose of assigning or monitoring the ratings on the System Restoration Bonds, a hired NRSRO could withdraw its ratings on the System Restoration Bonds, which could adversely affect the market value of your System Restoration Bonds and/or limit your ability to resell your System Restoration Bonds.
Alternatives to purchasing electricity through Entergy Texas’ distribution facilities may be more widely utilized by retail electric customers in the future.
Broader use of distributed generation by retail electric customers may result from customers’ changing perceptions of the merits of utilizing existing generation technology, tax or other economic incentives or from technological developments resulting in smaller-scale, more fuel efficient, more environmentally friendly and/or more cost effective distributed generation.

Moreover, an increase in distributed generation may result if extreme weather conditions result in shortages of grid-supplied energy or if other factors cause grid-supplied energy to be less reliable. Electric customers within the Entergy Texas service territory whose load is served by an on-site power production facility with a rated capacity of 10 megawatts or less are not required to pay system restoration charges under the Financing Act except for system restoration charges associated with services actually provided by Entergy Texas. Therefore, more widespread use of distributed generation might allow greater numbers of retail customers to reduce or eliminate their payment of system restoration charges causing system restoration charges to remaining customers to increase, thereby increasing the risk of a shortfall in funds to pay the System Restoration Bonds.
The absence of a secondary market for the System Restoration Bonds might limit your ability to resell your System Restoration Bonds.
The underwriters for the System Restoration Bonds might assist in resales of the System Restoration Bonds, but they are not required to do so. A secondary market for the System Restoration Bonds might not develop, and we do not expect to list the System Restoration Bonds on any securities exchange. If a secondary market does develop, it might not continue or it might not be sufficiently liquid to allow you to resell any of your System Restoration Bonds. Please read “Plan of Distribution” in this prospectus.
You might receive principal payments for the System Restoration Bonds later than you expect.
The amount and the rate of collection of the system restoration charges for the System Restoration Bonds, together with the related system restoration charge adjustments, will generally determine whether there is a delay in the scheduled repayments of System Restoration Bond principal. If the servicer collects the system restoration charges at a slower rate than expected from any retail electric provider, it might have to request adjustments of the system restoration charges. If those adjustments are not timely and accurate, you might experience a delay in payments of principal and interest and a decrease in the value of your investment in the System Restoration Bonds.
Entergy Texas may cause the issuance of additional transition property or similar property through another affiliated entity.
Entergy Texas has previously sold property created pursuant to financing orders to other subsidiaries of Entergy Texas in connection with the issuance of System Restoration Bonds. Entergy Texas may in the future sell property similar to the transition property to one or more entities other than us in connection with the issuance of a new issuance of bonds similar to the Series 2009 Transition Bonds or System Restoration Bonds, or similarly authorized types of bonds in any such case without your prior review or approval. Any new issuance may include terms and provisions that would be unique to that particular issue. We may not issue additional transition bonds or System Restoration Bonds.
Entergy Texas has covenanted in the sale agreement not to sell property similar to the transition property to other entities issuing transition bonds or System Restoration Bonds if the issuance would result in the credit ratings on the System Restoration Bonds being reduced or withdrawn. In the event a customer does not pay in full all amounts owed under any bill, including system restoration charges, Entergy Texas, as servicer, is required to allocate any resulting shortfalls in system restoration charges ratably based on the amounts of system restoration charges owing in respect of the bonds, amounts owing to Texas Restoration LLC in respect of 2009 Transition Bonds issued by it, and any amounts owing to any subsequently created affiliate of Entergy Texas which issues System Restoration Bonds, transition bonds, or similar bonds. However, we cannot assure you that any new issuance would not cause reductions or delays in payment of your System Restoration Bonds.
Regulatory provisions affecting certain investors could adversely affect the liquidity of the System Restoration Bonds.
European Union (EU) legislation comprising Regulation (EU) 2017/2402 of 12 December 2017 (as amended, the EU Securitization Regulation) together with any guidance published in relation thereto by the European Banking Authority, the European Securities and Markets Authority, the European Insurance and Occupational Pensions Authority or the European Commission and any relevant regulatory and/or implementing technical standards adopted by the European Commission in relation thereto or to precedent legislation (together, the European Securitization Rules) imposes certain restrictions and obligations with regard to securitisations (as such term is defined for purposes of the EU Securitization Regulation). The European Securitization Rules are in force throughout the EU in respect of securitisations the securities of which were issued (or the securitisation positions of which were created) on or after January 1, 2019.
Pursuant to Article 5 of the European Securitization Rules, EU Institutional Investors, prior to investing in, (or otherwise holding an exposure to) a securitisation (as so defined) other than the originator, sponsor or original lender (each as defined in the EU Securitization Regulation), must, amongst other things, (a) where the originator or original lender is established in a third country (that is, not within the EU or the EEA), verify that the originator or original lender grants all the credits giving rise to the underlying exposures on the basis of sound and well-defined criteria and clearly established processes for approving, amending, renewing and financing those credits and has effective systems in place to apply those criteria and processes to ensure that credit-granting is based on a thorough assessment of the obligor’s creditworthiness, (b) verify that the originator, sponsor or original lender retains on an ongoing basis a material net economic interest which, in any event, shall not be less than 5% in the securitisation, determined in accordance with Article 6 of the EU Securitization Regulation, and discloses that risk retention to such EU Institutional Investors in accordance with Article 7 of the EU Securitization Regulation, and (c) verify that the originator, sponsor or relevant securitisation special purpose entity (SSPE) has, where applicable, made available information as required by Article 7 of the EU Securitization Regulation in accordance with the frequency and modalities provided for in that Article (which sets out transparency requirements for originators, sponsors and SSPEs), and (d) carry out a due-diligence assessment which enables the EU Institutional Investor (as defined below) to assess the risks involved, considering at least (i) the risk characteristics of the securitisation position and the underlying exposures, and (ii) all the structural features of the securitisation that can materially impact the performance of the securitisation position.
EU Institutional Investors include: (a) insurance undertakings and reinsurance undertakings as defined in Directive 2009/138/EC, as amended; (b) institutions for occupational retirement provision falling within the scope of Directive (EU) 2016/2341 (subject to certain exceptions), and certain investment managers and authorized entities appointed by such institutions; (c) alternative investment fund managers as defined in Directive 2011/61/EU which manage and/or market alternative investment funds in the EU; (d) certain internally-managed investment companies authorized in accordance with Directive 2009/65/EC, and managing companies as defined in that Directive; (e) credit institutions as defined in Regulation (EU) No 575/2013 (CRR) (and certain consolidated affiliates thereof); and (f) investment firms as defined in CRR (and certain consolidated affiliates thereof).
With respect to the United Kingdom (UK), relevant UK established or UK regulated persons (as described below) are subject to the restrictions and obligations of the EU Securitization Regulation directly applicable in the UK adopted as part of UK domestic law by operation of the European Union (Withdrawal) Act 2018 as amended by the European Union (Withdrawal) Act 2020 (as amended, the EUWA), and as amended by the Securitisation (Amendment) (EU Exit) Regulations 2019 (together with the EUWA, the EU Exit Regulations), (the UK Securitization Regulation) and as further amended from time to time.
The UK Securitization Regulation, together with (a) all applicable binding secondary legislation, technical standards or implementing technical standards made under the UK Securitization Regulation (in each case, as amended, varied or substituted from time to time), (b) any EU regulatory technical standards or implementing technical standards relating to the EU Securitization Regulation (including such regulatory technical standards or implementing technical standards) that are applicable and binding in the UK pursuant to EU Exit Regulations and subject to any transitional directions from the Financial Conduct Authority (the FCA), (c) all relevant guidance, policy statements or directions relating to the application of the UK Securitization Regulation (or any binding technical standards) published by the FCA, the Bank of England, the UK pensions regulator (the Pensions Regulator) and/or the Prudential Regulation Authority (the PRA) (or their successors), (d), any other transitional direction and any transitional relief of the FCA, the Bank of England, the PRA, the Pensions Regulator (or their successors) and (e) any other applicable laws, acts, statutory instruments, rules, guidance or policy statements published or enacted relating to the UK Securitization Regulation, in each case, as may be further amended, supplemented or replaced, from time to time, are referred to in this prospectus as the UK Securitization Rules.
Article 5 of the UK Securitization Regulation places certain conditions on investments in a “securitisation” (as defined in the UK Securitization Regulation) by a UK Institutional Investor. UK Institutional Investors include: (a) an insurance undertaking as defined in section 417(1) of the Financial Services And Markets Act 2000 (as amended, the FSMA); (b) a reinsurance undertaking as defined in section 417(1) of the FSMA; (c) an occupational pension scheme as defined in section 1(1) of the Pension Schemes Act 1993 that has its main administration in the UK, or a fund manager of such a scheme appointed under section 34(2) of the Pensions Act 1995 that, in respect of activity undertaken pursuant to that appointment, is authorized for the purposes of section 31 of the FSMA; (d) an alternative investment fund manager as defined in regulation 4(1) of the Alternative Investment Fund Managers Regulation 2013 that markets or manages alternative investments funds (as defined in regulation 3 of the Alternative Investment Fund Managers Regulation 2013) in the UK; (e) a management company as defined in section 237(2) of the FSMA; (f) an undertaking for collective investment in transferable securities as defined by section 236A of the FSMA, which is an authorized open ended investment company as defined in section 237(3) of the FSMA; and (g) a CRR firm as defined in Regulation (EU) No 575/2013, as it forms part of UK domestic law by virtue of the EU Exit Regulations (and certain consolidated affiliates thereof).
Prior to investing in (or otherwise holding an exposure to) a “securitisation position” (as defined in the UK Securitization Regulation), a UK Institutional Investor, other than the originator, sponsor or original lender (each as defined in the UK Securitization Regulation), must, among other things: (a) verify that, where the originator or original lender is established in a third country (i.e. not within the UK), the originator or original lender grants all the credits giving rise to the underlying exposures on the basis of sound and well-defined criteria and clearly established processes for approving, amending, renewing and financing those credits and has effective systems in place to apply those criteria and processes to ensure that credit-granting is based on a thorough assessment of the obligor’s creditworthiness; (b) verify that, if established in the third country (i.e. not within the UK), the originator, sponsor or original lender retains on an ongoing basis a material net economic interest that, in any event, shall not be less than 5%, determined in accordance with Article 6 of the UK Securitization Regulation, and discloses the risk retention to the affected UK Institutional Investors; (c) verify that, where established in a third country (i.e. not within the UK), the originator, sponsor or relevant securitisation special purpose entity, where applicable, made available information that is substantially the same as that which it would have made available under Article 7 of the UK Securitization Regulation (which sets out certain transparency requirements) if it had been established in the UK and has done so with such frequency and modalities as are substantially the same as those with which it would have made information available if it had been established in the UK; and (d) carry out a due-diligence assessment that enables the UK Institutional Investor to assess the risks involved, considering at least (i) the risk characteristics of the securitisation position and the underlying exposures and (ii) all the structural features of the securitisation that can materially impact the performance of the securitisation position.
The issuing entity and Entergy Texas do not believe that the bonds fall within the definition of a “securitisation” for purposes of the EU Securitization Regulation or the UK Securitization Regulation as there is no tranching of credit risk associated with exposures under the transactions described in this prospectus.
Therefore, the issuing entity and Entergy Texas believe such transactions are not subject to the European Securitization Rules or the UK Securitization Rules. As such, neither the issuing entity nor Entergy Texas, nor any other party to the transactions described in this prospectus, intend, or are required under the transaction documents, to retain a material net economic interest in respect of such transactions, or to take, or to refrain from taking, any other action, in a manner prescribed or contemplated by the European Securitization Rules or the UK Securitization Rules. In particular, no such person undertakes to take, or to refrain from taking, any action for purposes of compliance by any investor (or any other person) with any requirement of the European Securitization Rules or the UK Securitization Rules to which such investor (or other person) may be subject at any time. However, if a competent authority were to take a contrary view and determine that the transactions described in this prospectus do constitute a securitisation for purposes of the EU Securitization Regulation or the UK Securitization Regulation, then any failure by an EU Institutional Investor or a UK Institutional Investor (as applicable) to comply with any applicable European Securitization Rules or UK Securitization Rules (as applicable) with respect to an investment in the bonds may result in the imposition of a penalty regulatory capital charge on that investment or of other regulatory sanctions and remedial measures.
Consequently, the bonds may not be a suitable investment for EU Institutional Investors or UK Institutional Investors. As a result, the price and liquidity of the bonds in the secondary market may be adversely affected.
Prospective investors are responsible for analyzing their own legal and regulatory position and are advised to consult with their own advisors and any relevant regulator or other authority regarding the scope, applicability and compliance requirements of the European Securitization Rules and the UK Securitization Rules, and the suitability of the bonds for investment. Neither the issuing entity nor Entergy Texas, nor any other party to the transactions described in this prospectus, make any representation as to any such matter, or have any liability to any investor (or any other person) for any non-compliance by any such person with the European Securitization Rules, the UK Securitization Rules or any other applicable legal, regulatory or other requirements.
If the investment of collected system restoration charges and other funds held by the trustee in the collection account results in investment losses or the investments become illiquid, you may receive payment of principal and interest on the System Restoration Bonds later than you expect.
Funds held by the trustee in the collection account and cash collateral provided by retail electric providers will be invested in eligible investments at the written direction of the servicer. Eligible investments include money market funds having a rating from Moody’s and S&P of

“Aaa” and “AAA,” respectively. Although investments in these money market funds have traditionally been viewed as highly liquid with a low probability of principal loss, illiquidity and principal losses have been experienced by investors in certain of these funds as a result of disruptions in the financial markets in recent years. If investment losses or illiquidity is experienced, you might experience a delay in payments of principal and interest and a decrease in the value of your investment in the System Restoration Bonds.
REVIEW OF TRANSITION PROPERTY
Pursuant to the rules of the SEC, Entergy Texas, as sponsor, has performed, as described below, a review of the transition property underlying the System Restoration Bonds. As required by these rules, the review was designed and effected to provide reasonable assurance that disclosure regarding the transition property is accurate in all material respects. Entergy Texas did not engage a third party in conducting its review.
The System Restoration Bonds will be secured under the indenture by the indenture’s trust estate. The principal asset of the indenture’s trust estate is the transition property relating to the System Restoration Bonds. The transition property is a present property right authorized and created pursuant to the Financing Act and an irrevocable financing order. The transition property includes the irrevocable right to impose, collect and receive nonbypassable system restoration charges in amounts sufficient to pay scheduled principal and interest and other amounts and charges in connection with the System Restoration Bonds. System Restoration Charges are payable by all retail customers within Entergy Texas’ service territory who consume electricity that is delivered through the distribution system. Customers who switch to new on-site generation with a rated capacity of greater than 10 MW capable of being lawfully delivered to a site without use of Entergy Texas’ distribution or transmission facilities and which was not, on or before the date the financing order was issued, either (A) a fully operational facility, or (B) a project supported by substantially complete filings for all necessary site-specific environmental permits under the rules of the Texas Commission on Environmental Quality must also pay the system restoration charge. During the 12 months ended December 31, 2020, Entergy Texas' total retail electric deliveries were approximately 32.9% residential, 23.4% commercial, 42.2% industrial, and 1.4% government and municipal. During the nine months ended September 30, 2021, Entergy Texas’ total retail electric deliveries were approximately 32.6% residential, 22.6% commercial, 43.6% industrial, and 1.3% government and municipal.
The transition property is not a static pool of receivables or assets. System restoration charges authorized in the financing order that relate to the transition property are irrevocable and not subject to reduction, impairment, or adjustment by further action of the PUCT except that system restoration charges are subject to annual and semi-annual and other interim true-up adjustments to correct overcollections or undercollections and to provide the expected recovery of amounts sufficient to timely provide all scheduled payments of debt service and other required amounts and charges in connection with the System Restoration Bonds. There is no “cap” on the level of system restoration charges that may be imposed on consumers of electricity in the Entergy Texas Central Division to meet scheduled principal of and interest on the System Restoration Bonds. All revenues and collections resulting from system restoration charges provided for in the financing order that relate to the System Restoration Bonds are part of the transition property. The transition property relating to the System Restoration Bonds is described in more detail under “Description of the Transition Property” in this prospectus.
In the financing order, the PUCT, among other things:
•orders that Entergy Texas, as servicer, shall collect from all retail customers in Entergy Texas’ service territory required to pay or collect system restoration charges under the financing order, system restoration charges in an amount sufficient to provide for the timely payment of principal and interest on the System Restoration Bonds,
•orders that upon the transfer of the transition property to us by Entergy Texas, we shall have all of the rights, title and interest of Entergy Texas with respect to the transition property, and
•guarantees that it will act under the financing order as expressly authorized by the Financing Act to ensure that expected system restoration charge revenues are sufficient to pay on a timely basis scheduled principal and interest on the System Restoration Bonds.
Please read “The Financing Act” and “Entergy Texas’ Financing Order” in this prospectus for more information.
The characteristics of transition property are unlike the characteristics of assets underlying mortgage and other commercial asset securitizations because transition property is a creature of statute and state regulatory commission proceedings. Because the nature and characteristics of the transition property and many elements of the System Restoration Bonds securitization are set forth and constrained by the Financing Act, Entergy Texas, as sponsor, does not select the assets to be securitized in ways common to many securitizations. Moreover, the System Restoration Bonds do not contain origination or underwriting elements similar to typical mortgage or other loan transactions involved in other forms of asset-backed securities. The Financing Act and the PUCT require the imposition on, and collection of system restoration charges from, existing and future retail electric customers located within the Entergy Texas service territory subject to limited exceptions. Since the system restoration charges are assessed against all such retail customers and the true-up adjustment mechanism adjusts for the impact of customer defaults, the collectability of the system restoration charges is not ultimately dependent upon the credit quality of particular Entergy Texas customers, as would be the case in the absence of the true-up adjustment mechanism.
The review by Entergy Texas of the transition property underlying the System Restoration Bonds has involved a number of discrete steps and elements as described in more detail below. First, Entergy Texas has analyzed and applied the Financing Act’s requirements for securitization of system restoration costs in seeking approval of the PUCT for the issuance of the financing order and in its proposal with respect to the characteristics of the transition property to be created pursuant to the financing order. In preparing this proposal, Entergy Texas analyzed the terms of the two previous securitizations it (or its predecessor) sponsored under the Financing Act and the practical experience gained in structuring, issuing and servicing the System Restoration Bonds issued in those prior securitizations. Entergy Texas worked with its counsel and its structuring agent in preparing the application for a financing order and with the PUCT on the terms of the financing order. Moreover, Entergy Texas worked with its counsel, its structuring agent and counsel to the underwriters in preparing the legal agreements that provide for the terms of the System Restoration Bonds and the security for the System Restoration Bonds. Entergy Texas has analyzed economic issues and practical issues for the scheduled payment of the System Restoration Bonds and reviewed its prior securitization experience in terms of impacts of economic factors, potentials for disruptions due to weather or catastrophic events and its own forecasts for customer growth as well as the historic accuracy of its prior forecasts.
In light of the unique nature of the transition property, Entergy Texas has taken (or prior to the offering of the System Restoration Bonds, will take) the following actions in connection with its review of the transition property and the preparation of the disclosure for inclusion in this prospectus describing the transition property, the System Restoration Bonds and the proposed securitization:
•reviewed the Financing Act and the rules and regulations of the PUCT as they relate to the transition property in connection with the preparation and filing of the application with the PUCT for the approval of the financing order in order to confirm that the application and proposed financing order satisfied applicable statutory and regulatory requirements;
•actively participated in the proceeding before the PUCT relating to the approval of the requested financing order;
•compared the financing order, as issued by the PUCT, to the Financing Act and the rules and regulations of the PUCT as they relate to the transition property to confirm that the financing order met such requirements;
•compared the proposed terms of the System Restoration Bonds to the applicable requirements in the Financing Act, the financing order and the regulations of the PUCT to confirm that they met such requirements;
•prepared and reviewed the agreements to be entered into in connection with the issuance of the System Restoration Bonds and compared such agreements to the applicable requirements in the Financing Act, the financing order and the regulations of the PUCT to confirm that they met such requirements;
•reviewed the disclosure in this prospectus regarding the Financing Act, the financing order and the agreements to be entered into in connection with the issuance of the System Restoration Bonds, and compared such descriptions to the Financing Act, the financing order and such agreements to confirm the accuracy of such descriptions;
•consulted with legal counsel to assess if there is a basis upon which the system restoration bondholders (or the trustee acting on their behalf) could successfully challenge the constitutionality of any legislative action by the State of Texas (including the PUCT) that could repeal or amend the Financing Act that could substantially impair the value of the transition property, or substantially reduce, alter or impair the system restoration charges;
•reviewed the process and procedures in place for it, as servicer, to perform its obligations under the servicing agreement, including without limitation, billing and collecting the system restoration charges to be provided for under the transition property, forecasting system restoration charge revenues, preparing and filing applications for true-up adjustments to the system restoration charges and enforcing REP credit standards, and reviewed its experience and performance of such obligations as servicer under the two previous securitizations which it (or its predecessor) sponsored under the Financing Act;
•reviewed the operation of the true-up mechanism for adjusting system restoration charge levels to meet the scheduled payments on the System Restoration Bonds and, in this context, took into account its experience with the PUCT in implementing the true-up mechanism for the two prior securitizations for which it (or its predecessor) is the sponsor; and

•with the assistance of its structuring agent and the underwriters, prepared financial models in order to set the initial system restoration charges to be provided for under the transition property at a level sufficient to pay on a timely basis scheduled principal and interest on the System Restoration Bonds.
In connection with the preparation of such models, Entergy Texas:
•reviewed (i) the historical retail electric usage and customer growth within the Entergy Texas service territory and (ii) forecasts of expected energy sales and customer growth;
•reviewed its historical collection of transition charges with respect to the Series 2007 Transition Bonds (as defined below) and the Series 2009 Transition Bonds, and reviewed the resulting payment history and annual true-up adjustment experiences with respect to these bonds; and
•analyzed the sensitivity of the weighted average life of the System Restoration Bonds in relation to variances in actual energy consumption levels (retail electric sales at distribution voltage) from forecasted levels and in relation to the true-up mechanism in order to assess the probability that the weighted average life of the System Restoration Bonds may be extended as a result of such variances, and in the context of the operation of the true-up mechanism for adjustment of system restoration charges to address under or overcollections in light of scheduled payments on the System Restoration Bonds.
As a result of this review, Entergy Texas has concluded that:
•the transition property, the financing order and the agreements to be entered into in connection with the issuance of the System Restoration Bonds meet in all material respects the applicable statutory and regulatory requirements;
•the disclosure in this prospectus regarding the Financing Act, the financing order and the agreements to be entered into in connection with the issuance of the System Restoration Bonds is as of its date, accurate in all material respects;
•the servicer has adequate processes and procedures in place to perform its obligations under the servicing agreement;
•system restoration charge revenues, as adjusted from time to time as provided in the Financing Act and the financing order, are expected to be sufficient to pay on a timely basis scheduled principal and interest on the System Restoration Bonds; and
•the design and scope of Entergy Texas’ review of the transition property as described above is effective to provide reasonable assurance that the disclosure regarding the transition property in this prospectus is accurate in all material respects.

THE FINANCING ACT
The Financing Act and other provisions of PURA authorize utilities to recover hurricane and other weather-related costs through the issuance of bonds.
The Financing Act was enacted by the Texas legislature in April 2009 and became effective on April 16, 2009. The System Restoration Amendments amended the Public Utility Regulatory Act to, among other things, provide for recovery of system restoration costs incurred by electric utilities as a result of hurricanes, tropical storms, ice or snow storms, floods and other weather-related events and natural disasters occurring in calendar year 2008 or after, permit electric utilities to recover “qualified costs” through the issuance of system restoration bonds pursuant to and supported by an irrevocable financing order issued by the PUCT, and permit the PUCT to impose an irrevocable nonbypassable system restoration charge on all retail electric customers, subject to limited exceptions, within a utility’s certificated service territory for payment of system restoration bonds.
A Texas utility must apply to the Texas commission for a financing order under the Financing Act to authorize the issuance of System Restoration Bonds. Entergy Texas applied for a financing order under the Financing Act, which was issued by the Texas commission on January 14, 2022.
Entergy Texas and Other Utilities May Securitize Qualified Costs
We May Issue System Restoration Bonds to Recover Entergy Texas’ System Restoration Costs.
The Financing Act authorizes the Texas commission to issue financing orders approving the issuance of System Restoration Bonds in series to recover certain qualified costs of an electric utility, including system restoration costs and the cost of carrying system restoration costs. A utility, its successors or a third-party assignee of a utility may issue System Restoration Bonds. The Financing Act requires the proceeds of the System Restoration Bonds to be used only for the purpose of reducing the amount of recoverable system restoration costs, as determined by the Texas commission, through the refinancing or retirement of utility debt or equity and the payment of up-front qualified costs. The System Restoration Bonds are secured by and payable from transition property, which includes the right to impose, collect and receive system restoration charges. System Restoration Bonds may have a maximum maturity of 15 years. Under the Financing Act, system restoration costs are to be functionalized and allocated to customers in the same manner as the corresponding facilities and related expenses are functionalized and allocated in a utility’s current base rates. The system restoration charges may be based on the energy consumption, and for some classes, the energy demand of the customer classes. System restoration charges can be imposed only when and to the extent that system restoration bonds are issued.
The Financing Act contains a number of provisions designed to facilitate the securitization of qualified costs.
Creation of Transition Property.
Under the Financing Act, transition property is created when the rights and interests of an electric utility or successor under a financing order, including the right to impose, collect and receive system restoration charges authorized in the financing order, are first transferred to an assignee, such as us, or pledged in connection with the issuance of System Restoration Bonds.
A Financing Order is Irrevocable.

A financing order, once effective, together with the system restoration charges authorized in the financing order, is irrevocable and not subject to reduction, impairment, or adjustment by the Texas commission, except for adjustments pursuant to the Financing Act in order to correct overcollections or undercollections and to provide that sufficient funds are available to provide on a timely basis for payments of debt service and other required amounts in connection with the System Restoration Bonds. Although a financing order is irrevocable, the Financing Act allows for applicants to apply for one or more new financing orders to provide for retiring and refunding System Restoration Bonds if such retirement or refunding would result in lower system restoration charges.
State Pledge.
Under the Financing Act, the State of Texas has pledged, for the benefit and protection of system restoration bondholders and Entergy Texas, that it will not take or permit any action that would impair the value of the transition property, or, except for adjustments discussed in “Entergy Texas’ Financing Order—Statutory True-ups—Credit Risk” and “The Servicing Agreement—True-Up Adjustment Process,” reduce, alter, or impair the system restoration charges to be imposed, collected and remitted to system restoration bondholders until the principal, interest and premium, if any, and any other charges incurred and contracts to be performed in connection with the related System Restoration Bonds have been paid and performed in full. Please read “Risk Factors—Risks Associated with Potential Judicial, Legislative or Regulatory Actions” in this prospectus.
Constitutional Matters.
To date, no federal or Texas cases addressing the repeal or amendment of securitization provisions analogous to those contained in the Financing Act have been decided. There have been cases in which federal courts have applied the Contract Clause of the United States Constitution and Texas courts have applied the Contract Clause of the Texas Constitution to strike down legislation regarding similar matters, such as legislation reducing or eliminating taxes, public charges or other sources of revenues servicing other types of bonds issued by public instrumentalities or private issuers, or otherwise substantially impairing or eliminating the security for bonds or other indebtedness. Based upon this case law, Norton Rose Fulbright US LLP expects to deliver an opinion, prior to the closing of the offering of the System Restoration Bonds described in this prospectus, to the effect that a reviewing court of competent jurisdiction, in a properly prepared and presented case, would conclude that the State Pledge constitutes a contractual relationship with the bondholder and therefore the system restoration bondholders (or the trustee acting on their behalf) could, absent a demonstration that such action was necessary to serve a significant and legitimate public purpose, challenge successfully the constitutionality under the United States Constitution of any repeal or amendment of the Financing Law or other legislation passed by the State of Texas that becomes law or any action of the Texas commission exercising legislative powers that would limit, alter, impair or reduce the value of the transition property or the system restoration charges so as to substantially impair (i) the terms of the indenture or the System Restoration Bonds or (ii) the rights and remedies of the system restoration bondholders (or the trustee acting on their behalf) prior to the time that the System Restoration Bonds are fully paid and discharged. Based upon this case law, Duggins Wren Mann & Romero, LLP expects to deliver an opinion, prior to the closing of the offering of the System Restoration Bonds described in this prospectus to the effect that the pledge described above provides a basis upon which the bondholders (or the trustee acting on their behalf) could challenge successfully in the Texas state courts under the Contract Clause of the Texas Constitution the constitutionality of any legislation passed by the Texas Legislature that repeals the State Pledge or limits, alters, impairs or reduces the value of the transition property so as to cause a substantial impairment under the Contract Clause of the Texas Constitution of (i) the terms of the indenture or the System Restoration Bonds or (ii) the rights and remedies of the bondholders (or the trustee acting on their behalf) prior to the time the System Restoration Bonds are fully paid and discharged (other than a law passed by the Legislature in the valid exercise of the State’s police power necessary to safeguard the public safety and welfare). Such opinion is also expected to conclude that any such substantial impairment of a legislative character by the Texas commission would be treated in the same manner, and subject to the same qualifications, as such impairment legislation passed by the Texas Legislature.
In addition, any action of the Texas legislature adversely affecting the transition property or the ability to collect system restoration charges may be considered a “taking” under the United States or Texas Constitutions. Each of Norton Rose Fulbright US LLP and Duggins Wren Mann & Romero, LLP has advised us that they are not aware of any federal or Texas court cases, respectively, addressing the applicability of the Takings Clause of the United States or Texas Constitution in a situation analogous to that which would be involved in an amendment or repeal of the Financing Act. Assuming a Takings Clause analysis were applied under the United States Constitution, Norton Rose Fulbright US LLP expects to render an opinion, prior to the closing of the offering of the System Restoration Bonds described in this prospectus, to the effect that under existing case law, the State of Texas would be required under the United States Constitution to pay just compensation to the bondholders if the State were to repeal or amend the Financing Act, or if the Texas commission were to amend or revoke the financing order or take any other action in contravention of the State Pledge, in either case which (i) permanently appropriates a substantial property interest of the bondholders in the related transition property or denies all economically productive use of the related transition property; or (ii) destroys the related transition property, other than in response to emergency conditions; or (iii) substantially reduces, alters or impairs the value of the related transition property so as to unduly interfere with the bondholders’ reasonable expectations arising from their investments in the System Restoration Bonds. In determining what is an undue interference, a court would consider the nature of the governmental action and weigh the public purpose served thereby against the degree to which it interferes with the legitimate property interests and distinct investment-backed expectations of the bondholders. Assuming a Takings Clause analysis were applied under the Texas Constitution, Duggins Wren Mann & Romero, LLP expects to render an opinion, prior to the closing of the offering of the System Restoration Bonds described in this prospectus, to the effect that under existing case law, a Texas state court would find a compensable taking under the Takings Clause of the Texas Constitution if (a) it concludes that the related transition property is property of a type protected by the Takings Clause of the Texas Constitution and (b) the State of Texas (including the Texas commission) takes action that, without paying just compensation to the bondholders, (i) permanently appropriates the transition property or denies all economically productive use of the transition property; or (ii) destroys the transition property, other than in response to emergency conditions; or (iii) substantially reduces, alters or impairs the value of the transition property, if the action unduly interferes with the bondholders’ reasonable investment-backed expectations. In examining whether action of the Texas legislature amounts to a regulatory taking, both federal and state courts will consider the character of the governmental action and whether such action substantially advances the State’s legitimate governmental interests, the economic impact of the governmental action on the bondholders, and the extent to which the governmental action interferes with distinct investment-backed expectations.
In connection with the foregoing, each of Norton Rose Fulbright US LLP and Duggins Wren Mann & Romero, LLP has advised us that no reported controlling judicial precedents are directly on point on issues relating to the Contract and Takings Clauses of the United States and Texas Constitutions as applied to bondholder interests discussed in their opinions. Accordingly, their respective analyses are necessarily reasoned applications of judicial decisions involving similar or analogous circumstances. Consequently, there can be no assurance that a court will follow such firms’ respective reasoning or reach the conclusions that they believe current judicial precedent supports. The opinions described above also will be subject to the other qualifications included in them. The degree of impairment necessary to meet the standards for relief under a

Takings Clause analysis or Contract Clause analysis could be substantially in excess of what a bondholder would consider material. There can be no assurance that any such award of just compensation would be sufficient to pay the full amount of principal of and interest on the System Restoration Bonds or would be sufficient for you to recover fully your investment in the System Restoration Bonds.
For a discussion of risks associated with potential judicial, legislative or regulatory actions, please read “Risk Factors—Risks Associated with Potential Judicial, Legislative or Regulatory Actions” in this prospectus.
The Texas Commission May Adjust System Restoration Charges.
The Financing Act requires the Texas commission to provide in all financing orders a mechanism requiring that system restoration charges be adjusted at least annually. The purposes of these adjustments are:
•to correct any overcollections or undercollections during the preceding 12 months, and
•to provide for the expected recovery of amounts sufficient to timely provide all payments of debt service and other required amounts and charges in connection with the System Restoration Bonds.
System Restoration Charges Are Nonbypassable.
The Financing Act provides that the system restoration charges are nonbypassable subject to the terms of the financing order. “Nonbypassable” means that a utility collects these charges from all existing retail customers of a utility and all future retail customers located within the utility’s certificated service area as it existed on the date of the financing order. Retail customers with new on-site power generation facilities with rated capacities of 10 MW or less may avoid paying system restoration costs with respect to energy generated at such facilities. Customers who switch to new on-site generation with a rated capacity of greater than 10 MW capable of being lawfully delivered to a site without use of Entergy Texas’ distribution or transmission facilities and which was not, on or before the date the financing order was issued, either (A) a fully operational facility, or (B) a project supported by substantially complete filings for all necessary site-specific environmental permits under the rules of the Texas Commission on Environmental Quality may not avoid the system restoration charge.
The Financing Act Protects the Bondholders’ Lien on Transition Property.
The Financing Act provides that a valid and enforceable lien and security interest in transition property may be created only by a financing order and the execution and delivery of a security agreement in connection with the issuance of the System Restoration Bonds. The security interest automatically attaches from the time value is received by the issuer of the System Restoration Bonds and, on perfection through filing of a notice with the Secretary of State of Texas, such security interest will be a continuously perfected lien and security interest in the transition property.
Upon perfection, the statutorily created lien attaches both to transition property and to all proceeds of transition property, whether the related system restoration charges have accrued or not, and shall have priority in the order of filing and take precedence over any subsequent judicial or other lien creditor. The Financing Act provides that the transfer of an interest in transition property will be perfected against all third parties, including subsequent judicial or other lien creditors, when:
•        the financing order becomes effective,
•        transfer documents have been delivered to the assignee, and

•        a notice of the transfer has been filed with the Secretary of State of Texas.
If the notice of the transfer is filed within 10 days after the delivery of transfer documentation, perfection is retroactive to the date value was received. Otherwise, the transfer is perfected against third parties as of the date the notice is filed. The Financing Act provides that priority of security interests in transition property will not be impaired by:
•    commingling of funds arising from system restoration charges with other funds, or
•    modifications to the financing order resulting from any true-up adjustment.
Please read “Risk Factors—Risks Associated with the Unusual Nature of the Transition Property” in this prospectus.
The Financing Act Characterizes the Transfer of Transition Property as a True Sale.
The Financing Act provides that an electric utility’s or an assignee’s transfer of transition property is a “true sale” under Texas law and is not a secured transaction and that legal and equitable title passes to the transferee, if the agreement governing that transfer expressly states that the transfer is a sale or other absolute transfer. Please read “The Sale Agreement” and “Risk Factors—Risks Associated with Potential Bankruptcy Proceedings of the Seller or the Servicer” in this prospectus.
The Financing Act Provides a Tax Exemption.
The Financing Act provides that “transactions involving the transfer and ownership of transition property and the receipt of system restoration charges are exempt from state and local income, sales, franchise, gross receipts and other taxes or similar charges.”
ENTERGY TEXAS’ FINANCING ORDER
Determination of Entergy Texas’ System Restoration Costs to be Financed Through the System Restoration Bonds
On April 16, 2021, Entergy Texas filed an application to determine the system restoration costs related to Hurricanes Laura and Delta and Winter Storm Uri which it was entitled to recover under the Financing Act. The application also requested approval to securitize the projected balance of an existing regulatory asset consisting of Commission-approved system restoration costs related to Hurricane Harvey. On July 9, 2021, Entergy Texas filed an application with the Texas commission seeking authority to securitize and cause the issuance of System Restoration Bonds in the amount of $294.5 million of system restoration costs, plus costs of issuing the System Restoration Bonds.
On December 2, 2021, the Texas commission issued a cost recovery order determining that Entergy Texas was entitled to recover $242.9 million of system restoration costs, plus carrying costs on the system restoration costs through the issuance date of the System Restoration Bonds, plus $13.3 million relating to a system restoration regulatory asset, plus all other qualified costs, to be determined by the Texas commission in the securitization proceeding.
On November 18, 2021, Entergy Texas filed a unanimous settlement agreement resolving all issues relating to the securitization proceeding.
On January 14, 2022, the Texas commission issued its financing order which authorized Entergy Texas to securitize and cause to be issued System Restoration Bonds, with the aggregate principal consisting of: (i) $242.9 in system restoration costs, plus carrying costs on such amount to the issuance date of the System Restoration Bonds, plus (ii) $13.3 million relating to a system restoration regulatory asset, plus (iii) up-front qualified costs. The financing order requires Entergy Texas to update the up-front qualified costs in the issuance advice letter to reflect the actual issuance date and other more current information. The financing order authorizes Entergy

Texas to cause System Restoration Bonds to be issued to securitize the updated aggregate principal amount reflected in the issuance advice letter in accordance with the terms of the financing order.
Pursuant to the financing order of the Texas commission relating to the System Restoration Bonds:
•the Texas commission or its designated representative has a decision-making role co-equal with Entergy Texas with respect to the structuring and pricing of the System Restoration Bonds and all matters related to the structuring and pricing of the System Restoration Bonds will be determined through a joint decision of Entergy Texas and the Texas commission or its designated representative;
•Entergy Texas is directed to take all necessary steps to ensure that the Texas commission or its designated representative is provided sufficient and timely information to allow the Texas commission or its designated representative to fully participate in, and exercise its decision making power over, the proposed securitization, and
•the servicer must file on our behalf all true-up adjustments required under the order.
In addition, the indenture governing the System Restoration Bonds will require the servicer on our behalf to submit certain reports to the Texas commission.
We have also agreed that certain reports concerning system restoration charge collections will be provided to the Texas commission.
In the financing order, the Texas commission guarantees that it will take specific actions pursuant to the irrevocable financing order as expressly authorized by the Financing Act to ensure that expected system restoration charge revenues are sufficient to pay on a timely basis scheduled principal and interest on the System Restoration Bonds and other costs, including fees and expenses, in connection with the System Restoration Bonds. Such financing order, pursuant to the provisions of the Financing Act, is irrevocable and is not subject to reduction, impairment or adjustment by further action of the Texas commission, except as contemplated by the periodic true-up adjustments. The financing order also provides that the true-up mechanism and all other obligations of the State of Texas and the Texas commission set forth in the irrevocable financing order are direct, explicit, irrevocable and unconditional upon issuance of the System Restoration Bonds, and are legally enforceable against the State of Texas and the Texas commission. Please read “Risk Factors—Risks Associated with Potential Judicial, Legislative or Regulatory Actions” in this prospectus.
Collection of System Restoration Charges
The financing order authorizes Entergy Texas to collect system restoration charges from retail electric consumers or, in the future if retail competition is ever introduced into Entergy Texas' service territory, any retail electric providers serving retail electric customers, in Entergy Texas' service territory in an amount sufficient to provide for timely recovery of Entergy Texas' aggregate qualified costs which include principal and interest and certain ongoing fees and expenses associated with the System Restoration Bonds. There is no “cap” on the level of system restoration charges that may be imposed on consumers of electricity to pay on a timely basis scheduled principal and interest on the System Restoration Bonds. However, we may not charge system restoration charges for the System Restoration Bonds for electricity delivered after the fifteenth anniversary of the date of issuance of the System Restoration Bonds.

Issuance Advice Letter
Not later than the end of the first business day after the pricing of the System Restoration Bonds and prior to their issuance, Entergy Texas is required to file with the Texas commission an issuance advice letter, which will:
•demonstrate compliance with the requirements of the financing order,
•evidence the actual terms on which the System Restoration Bonds will be issued,
•show the actual dollar amount of the initial system restoration charges relating to the System Restoration Bonds,
•identify the transition property relating to the System Restoration Bonds we will purchase,
•identify us,
•certify that, based on information reasonably available, the structuring and pricing of the System Restoration Bonds will result in the lowest system restoration bond charges consistent with market conditions and the terms of the financing order, and
•to update the benefit analyses to verify that the final system restoration bond structure and pricing satisfies the statutory financial tests.
The issuance advice letter becomes effective on the date of issuance of the System Restoration Bonds unless the Texas commission issues an order, prior to noon on the fourth business day after the determination of the final terms of the System Restoration Bonds that the proposed issuance does not comply with the requirements of the Financing Act or the financing order. The Texas commission's review of the issuance advice letter will be limited to confirming the arithmetic accuracy of the calculations and verifying compliance with the specific requirements contained in the issuance advice letter.
Tariff
We are required, prior to the issuance of any System Restoration Bonds, to complete and file a tariff in the form attached to the financing order. The tariff establishes the initial system restoration charges. It also implements the minimum requirements for any future retail electric providers which collect system restoration charges, the procedures for periodic adjustments to the system restoration charges, the procedures for any future retail electric providers to remit system restoration charge payments and the annual procedures allowing retail electric providers to reconcile remittances with actual charge-offs. Please read “Description of the Transition Property—Tariff; System Restoration Charges” in this prospectus.
Statutory True-Ups
The Financing Act mandates that system restoration charges be adjusted at least annually to correct any overcollections or undercollections, due to any reason, in the preceding 12 months and to ensure the expected recovery of amounts sufficient to timely provide payment of all amounts due on the System Restoration Bonds. The servicer is also required under the financing order to timely make mandatory interim true-up adjustments semi-annually if the servicer forecasts that system restoration charge collections during the next 12-month period will be insufficient to timely make all scheduled payments of principal and interest on the system restoration bonds and any other amounts payable in respect of the system restoration bonds, including amounts required to replenish the capital subaccount to its required level. These required debt service payments and other amounts are sometimes referred to as the “periodic payment requirement.” If there are any system restoration bonds outstanding following the scheduled final payment date of the latest maturing tranche of the bonds, the servicer is also required under the financing order to make mandatory interim true-up adjustments quarterly, which adjustments will be calculated in a manner so that all bonds are expected to be paid on the Payment Date next following such quarterly true-up adjustment. True-up adjustments may also be made by the servicer under the financing order more frequently at any time, without limits as to frequency, in order to ensure the expected recovery of amounts sufficient to timely provide all payments of debt service and other required amounts and charges in connection with the system restoration bonds.
True-up adjustments will be based upon the cumulative differences between the periodic payment requirement and the amount of system restoration charge remittances to the trustee. In order to provide for adequate revenues from the system restoration charges, the servicer will calculate the adjusted system restoration charges using its most recent forecast of electric consumption and its most current estimates of ongoing transaction-related expenses (the “periodic billing requirement”). The calculation of the system restoration charges will also reflect both a projection of uncollectible system restoration charges and a projection of payment lags between the billing and collection of system restoration charges based upon Entergy Texas’ and the REPs’ most recent experience regarding collection of system restoration charges. Under the financing order, the servicer will (a) allocate the upcoming period’s periodic billing requirement based on the allocation factors approved in the financing order; (b) calculate undercollections or overcollections, including without limitation any caused by REP defaults, from the preceding period in each class by subtracting the previous period’s system restoration charge revenues collected from each class from the periodic billing requirement determined for that class for the same period; (c) sum the amounts allocated to each customer class in steps (a) and (b) to determine an adjusted periodic billing requirement for each system restoration charge customer class; and (d) divide the amount assigned to each customer class in step (c) above by the appropriate forecasted billing units to determine the system restoration charge rate by class for the upcoming period.
The Texas commission must be given at least 15 days' notice prior to making either the annual true-up adjustment or an interim true-up adjustment. In the event any correction to a true-up adjustment due to mathematical errors in the calculation of the adjustment or otherwise is necessary, it will be made in a future true-up adjustment.
The financing order also provides for a non-standard true-up procedure if the forecasted billing units for one or more of the customer classes for an upcoming period decrease by more than 10% compared to the threshold billing units for such class set forth in the financing order. The purpose of the non-standard true-up is to reallocate the system restoration charges among the customer classes in order to avoid overburdening the remaining members of a customer class the size of which has decreased significantly. Please read “The Servicing Agreement—True-Up Adjustment Process” in this prospectus. For the non-standard true-up, the servicer will make a filing with the Texas commission at least 90 days before the date that the system restoration charges to be imposed in connection with such non-standard true-up are to go into effect. The servicer will issue appropriate notice of the filing and the Texas commission will conduct a contested case proceeding on the proposed non- standard true-up. The scope of the proceeding will be limited to determining whether the proposed adjustment complies with the financing order. The Texas commission will issue a final order by the proposed true-up adjustment date specified by the servicer in the non-standard true-up filing. If the Texas commission cannot issue an order by that date, the servicer may implement the proposed adjustments and any modifications subsequently ordered by the Texas commission will be made by the servicer in the next true-up filing.
There is no “cap” on the level of system restoration charges that may be imposed on retail electric customers as a result of the true-up process. Through the true-up mechanism, which adjusts for undercollections of system restoration charges due to any reason, retail electric customers share in the liabilities of all other retail electric customers for the payment of system restoration charges.
In the irrevocable financing order, the Texas commission guarantees that it will act under the financing order as expressly authorized by the Financing Act to ensure that expected system restoration charge revenues are sufficient to pay on a timely basis scheduled principal and interest on the system restoration bonds and other costs, including fees and expenses, in connection with the bonds.
Statutory True-Ups—Credit Risk
The State of Texas has pledged in the Financing Act that it will not take or permit any action that would impair the value of the transition property, or, except as permitted in connection with a true-up adjustment authorized by the Financing Act, reduce, alter or impair the system restoration charges until the principal, interest and premium, and any other charges incurred and contracts to be performed in connection with the System Restoration Bonds, have been paid and performed in full.
The broad-based true-up mechanism and the State Pledge described above, along with our bankruptcy remoteness from Entergy Texas and the collection account, will serve to minimize if not effectively eliminate, for all practical purposes and circumstances, any credit risk to the payment of the System Restoration Bonds (i.e., that sufficient system restoration charges will be assessed and collected to discharge all principal and interest obligations when due). The Texas commission has made a finding to such effect in the financing order. Please read “The Financing Act —Entergy Texas and Other Utilities May Securitize Qualified Costs”, “Risk Factors”, including among others, “—Risks Associated with Potential Judicial, Legislative or Regulatory Actions,” “—Servicing Risks”, and “—Risks Associated with Potential Bankruptcy Proceedings of the Seller or the Servicer” and please also read “Cautionary Statement Regarding Forward-Looking Information” in this prospectus.
Allocation
Under the terms of the Financing Act and the financing order, Entergy Texas will functionalize and allocate system restoration costs to customers in the same manner as the corresponding facilities and related expenses are functionalized and allocated in a utility's current base rates. The percentages described below under “Description of the Transition Property—Tariff; System Restoration Charges” show the resulting allocation of cost responsibility based upon Entergy Texas' current base rate case.
Adjustments to Allocation of System Restoration Charges
In the financing order, the Texas commission requires Entergy Texas and any successor servicer under certain circumstances to request adjustments to the allocation of the system restoration charges among various classes of customers as described under “Description of the Transition Property—Tariff; System Restoration Charges.”
Servicing Agreement
In the financing order, the Texas commission authorized Entergy Texas, as the servicer, to enter into the servicing agreement described under “The Servicing Agreement” in this prospectus.
Binding on Successors
The financing order, along with the system restoration charges authorized in the financing order, is binding on:
•Entergy Texas,

•any successor to Entergy Texas that provides transmission and distribution service directly to retail customers in Entergy Texas' service territory,
•any other entity that provides transmission or distribution service to retail customers within Entergy Texas' service territory, and any successor to such other entity,
•each retail electric provider that sells electric energy to retail customers located within Entergy Texas' service territory, or any such retail electric provider's successor,
•any other entity responsible for billing and collecting system restoration charges on our behalf, and
•any successor to the Texas commission.
DESCRIPTION OF THE TRANSITION PROPERTY
Creation of Transition Property; Financing Order
The Financing Act defines transition property as the rights and interests of an electric utility or successor under a financing order, including the right to impose, collect and receive system restoration charges, which charges include amounts to be charged to recover system restoration costs, established in the financing order. Transition property becomes property at the time that it is first transferred to an assignee or pledged in connection with the issuance of system restoration bonds, such as the System Restoration Bonds. The System Restoration Bonds will be secured by transition property, as well as the other collateral described under “Security for the System Restoration Bonds.”
In addition to the right to impose, collect and receive system restoration charges, the financing order:
•authorizes the transfer of transition property to us and the issuance of System Restoration Bonds;
•establishes procedures for periodic true-up adjustments to system restoration charges in the event of overcollection or undercollection;
•implements guidelines for REPs who collect system restoration charges; and
•provides that the financing order is irrevocable and not subject to reduction, impairment, or adjustment by further act of the Texas commission (except for the periodic adjustments to the system restoration charges).
A form of issuance advice letter and a form of tariff is attached to the financing order. We will complete and file both documents with the Texas commission not later than the end of the first business day after the pricing of the System Restoration Bonds. The issuance advice letter confirms to the Texas commission the interest rate and expected sinking fund schedule for the System Restoration Bonds and sets forth the actual dollar amount of the initial system restoration charges as described above under “Entergy Texas' Financing Order—Issuance Advice Letter.” The Texas commission's review of the issuance advice letter will be limited to confirming the arithmetic accuracy of the calculations and to compliance with the specific requirements contained in the issuance advice letter.

Tariff; System Restoration Charges
The tariff establishes the initial system restoration charges. It also, in the event that retail competition is ever introduced into Entergy Texas' service territory, provides the minimum requirements for REPs which collect system restoration charges, the procedures for periodic adjustments to the system restoration charges, the procedures for REPs to remit system restoration charge payments and the annual procedures allowing REPs to reconcile remittances with actual charge-offs. In no event will system restoration charges provided for in the tariff be assessed for services provided after 15 years from the issuance of the System Restoration Bonds
The system restoration charges will be payable by all existing and future retail customers located within Entergy Texas' service territory who consume electricity that is delivered through the distribution system or who produce energy from certain new on-site generation. Please read “The Financing Act—System Restoration Charges Are Nonbypassable” in this prospectus. The defined classes of system restoration charge retail customers are
•Residential - This service is applicable for all domestic purposes in single family residences or individual apartments.
•Small General Service - This service is applicable to non-residential customers using 20 kW or less of demand. The Small General Service class also includes Municipal Traffic Signal Service and Unmetered Services.
•General Service - This service is applicable to non-residential customers who contract for not less than 5 kW but not more than 2,500 kW of electric service.
•Large General Service - This service is applicable to non-residential customers who contract for not less than 300 kW but not more than 2,500 kW of electric service.
•Large Industrial Power Service – Distribution Only - this service is applicable to non-residential customers who contract for not less than 2,500 kW of electric service at Distribution Voltage (less than 69 kilovolts), including any distribution-level customers taking service under Pipeline Pumping Service and Interruptible Service.
•Large Industrial Power Service – Trans. and Distribution - This service is applicable to non-residential customers who contract for not less than 2,500 kW of electric service. The Large Industrial Power Service class also includes customers taking service under Pipeline Pumping Service and Interruptible Service.
•Standby and Maintenance Service - This service is applicable to non-residential customers who have their own generation equipment and who contract for Standby and Maintenance Service from Entergy Texas.
•Street and Outdoor Lighting - This class includes Area Lighting Service which provides security or flood lighting services provided on end-use customers' premises and Street and Highway Lighting Service.
Because of differences in the tariff rate for each class of retail customers and the provisions of the Financing Act, the system restoration charges payable by each class of retail customers will differ. The Financing Act requires that system restoration charges be functionalized and allocated to Entergy Texas' customers in the same manner as the corresponding facilities and related expenses are functionalized and allowed in Entergy Texas’ current base rates.
Set forth below are the initial allocation percentages for the eight system restoration charge retail customer classes (system restoration charges for the Large Industrial Power Service – Distribution Only and Standby and Maintenance Service system restoration charge classes are derived from the Large Industrial Power Service allocation of system restoration costs), each of which was adopted in the financing order issued by the Texas commission.
System Restoration Charge Retail Customer Class Allocation Percentages

System Restoration Charge Retail Customer Class	Allocation Percentage
Residential	59.78685
Small General Service	4.12778
General Service	22.39789
Large General Service	6.00311
Large Industrial Power Service	4.55186
Street and Outdoor Lighting	3.13251
The system restoration charges will be billed on a kilowatt-hour, non-demand metered basis, except for the Large Industrial Power Service class which is billed on a kilowatt, demand basis.. Each new retail electric customer will be assigned to the appropriate customer class.
The initial system restoration charge would represent approximately 1.75% of the total bill received by a 1,000 kWh residential customer of Entergy Texas in its service territory as of March 31, 2022. When combined with the system restoration charges related to the Series 2009 Transition Bonds, the cumulative system restoration charges would represent approximately 5.47% of the total bill.
Billing and Collection Terms and Conditions
System restoration charges will be assessed by the servicer, for our benefit as owner of the transition property, based on a retail customer's actual consumption of electricity or electric demand from time to time. System restoration charges will be collected by the servicer directly from retail customers as part of its normal collection activities. If and when retail competition is introduced into Entergy Texas' service territory, system restoration costs will be collected by the servicer from any REP that collects system restoration charges. Please read “Future Retail Electric Providers” in this prospectus. System restoration charges will be deposited by the servicer into the collection account under the terms of the indenture and the servicing agreement. The servicer will deposit in the collection account estimated payments of system restoration charges on each business day.
The obligation to pay system restoration charges is not subject to any right of set-off in connection with the bankruptcy of the seller or any other entity. System restoration charges are “nonbypassable” in accordance with the provisions set forth in the Financing Act and the financing order. If a retail customer pays only a portion of its bill, such partial payments will be first applied to any amounts due with respect to customer deposits. Next, the servicer will allocate the partial payment to all electric service charges of the servicer and system restoration charges pro rata based on the total amount billed, with amounts owed for system restoration charges allocated before amounts owed for late charges. Finally, any remaining moneys will be allocated to taxes and charges billed to customers. The portion owed in respect of system restoration charges may be further allocated as between different issuances of System Restoration Bonds, including amounts owed to other special-purpose subsidiaries of Entergy Texas who have issued or may in the future issue system restoration bonds under the Financing

Act or Subchapter G of Chapter 39 of PURA. Such allocations shall be pro rata based upon the amount billed with respect to each such issuance. If a retail customer fails to pay all or any portion of the system restoration charges, the servicer or any future REP who is billing such customer may transfer billing and collection rights to the designated provider of last resort or POLR, if any, for such customer. The POLR may direct Entergy Texas or its successor transmission and distribution utility to terminate service to such non-paying customer in accordance with the financing order and Texas commission guidelines.
THE DEPOSITOR, SELLER, INITIAL SERVICER AND SPONSOR
General
Entergy Texas, a Texas corporation, will be the depositor, seller and initial servicer of the transition property securing the System Restoration Bonds, and will be the sponsor of the securitization in which System Restoration Bonds covered by this prospectus are issued.
Entergy Texas is a public utility company engaged in the generation, transmission, distribution and sale of electric energy in the State of Texas. For the calendar year 2020 and the nine months ended September 30, 2021, respectively, Entergy Texas provided electric service to an average of 468,749 and 480,820 retail customers, respectively, in its service territory. The retail customer base includes a mix of residential, commercial and diversified industrial retail customers. During the twelve months ended December 31, 2020, Entergy Texas delivered approximately 18,677 billion kilowatt hours of electricity resulting in billed electric revenue of $1,446 million. During the nine months ended September 30, 2021, Entergy Texas delivered approximately 14,969 billion kilowatt hours of electricity resulting in billed electric revenue of $1,292 million.
Entergy Texas was formed as of December 31, 2007, upon the completion by Entergy Gulf States, Inc. of a jurisdictional separation into two vertically integrated utility companies, one operating under the sole retail jurisdiction of the PUCT, Entergy Texas, and the other operating under the sole jurisdiction of the Louisiana Public Service Commission, Entergy Gulf States Louisiana, LLC. As a result of such separation, Entergy Texas owns all of Entergy Gulf States, Inc.’s distribution and transmission assets located in Texas, together with certain generation assets. As described above in this prospectus under “The Financing Act,” Entergy Texas is also the sponsor, servicer and administrator for the Series 2009 Transition Bonds.
All of the common stock of Entergy Texas is owned by Entergy Corporation. The other major public utilities owned, directly or indirectly, by Entergy Corporation are Entergy Arkansas, LLC, Entergy Louisiana, LLC, Entergy Mississippi, LLC and Entergy New Orleans, LLC. Entergy Corporation also owns all of the common stock of System Energy Resources, Inc., the principal asset of which is its interest in the Grand Gulf Electric Generating Station, Entergy Operations, Inc., a nuclear management services company, and Entergy Services, LLC, an administrative services company.
To the extent authorized by governing legislation, Entergy Texas is subject to the original jurisdiction of the municipal authorities of a number of incorporated cities in Texas with appellate jurisdiction over such matters residing in the PUCT. Entergy Texas is also subject to regulation by the PUCT as to the following:
•    retail rates and charges, including depreciation rates, and terms and conditions of service in unincorporated areas of its service territory, and in municipalities that have ceded jurisdiction to the PUCT;
•    fuel recovery, including reconciliations (audits) of the fuel adjustment charges;

•    service standards;
•    certification of certain transmission and generation projects;
•    utility service areas, including extensions into new areas;
•    avoided cost payments to qualifying facilities; and
•    utility mergers, sales/acquisitions/leases of plants over $10 million, sales of greater than 50% voting stock of utilities, and transfers of controlling interest in or operation of utilities.
Entergy Texas is also subject to the jurisdiction of the Federal Energy Regulatory Commission or FERC under the Federal Power Act with respect to the sale of electricity for resale, transmission of electricity in interstate commerce, the issuance of securities, acquisitions and divestitures of utility assets, certain affiliate transactions and other matters.
    Where to Find Information About Entergy Texas
Entergy Texas files periodic reports with the SEC as required by the Exchange Act. Entergy Texas makes available at www.entergy.com: Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act, as soon as reasonably practicable after Entergy Texas electronically files such material with, or furnishes it to, the SEC. Such reports are also available on the SEC’s website at http://www.sec.gov. You may access a copy of Entergy Texas’ filings at http://www.entergy.com. No information contained on that website constitutes part of this prospectus.
Competition
In June 1999, the Texas Legislature enacted Chapter 39 of PURA. Chapter 39 substantially modified the Texas regulatory structure governing public utilities in order to transition to a competitive retail electric market. Pursuant to its authority under Section 39.103 of Chapter 39, the PUCT delayed the introduction of retail competition in Entergy Texas’ service territory. However, in 2005, Entergy Texas was required by the legislature to file a transition to competition plan with the PUCT by January 1, 2007. As required by the legislation, Entergy Texas filed its proposed transition to competition plan in December 2006.
In June 2009, a law was enacted in Texas that required Entergy Texas to cease all activities relating to Entergy Texas’s transition to competition. The law allows Entergy Texas to remain a part of the SERC Reliability Corporation (SERC) Region, although it does not prevent Entergy Texas from joining another power region. The law provides that proceedings to certify a power region that Entergy Texas belongs to as a qualified power region can be initiated by the PUCT, or on motion by another party, when the conditions supporting such a proceeding exist. Under the law, the PUCT may not approve a transition to competition plan for Entergy Texas until the expiration of four years from the PUCT’s certification of Entergy Texas’s power region. Consequently, while retail competition and the unbundling of services have not been introduced into Entergy Texas’ service territory, it is possible that it may occur during the term of the System Restoration Bonds.
The law also contains provisions that allow Entergy Texas to take advantage of a cost recovery mechanism that permits annual filings for the recovery of reasonable and necessary expenditures for transmission infrastructure improvement and changes in wholesale transmission charges. This mechanism was previously available to other non-ERCOT Texas utility companies, but not to Entergy Texas.
The law further amended already existing law that had required Entergy Texas to propose for PUCT approval a tariff to allow eligible customers the ability to contract for competitive generation. The amending language in the law provides, among other things, that: 1) the tariff shall not be implemented in a manner that harms the sustainability or competitiveness of manufacturers who choose not to participate in the tariff; 2) Entergy Texas shall “purchase competitive generation service, selected by the customer, and provide the generation at retail to the customer;” and 3) Entergy Texas shall provide and price transmission service and ancillary services under that tariff at a rate that is unbundled from its cost of service. The law directs that the PUCT may not issue an order on the tariff that is contrary to an applicable decision, rule, or policy statement of a federal regulatory agency having jurisdiction.
Servicing Experience
In June 2007, Entergy Gulf States, Inc. (EGSI) sponsored and acted as servicer for senior secured transition bonds issued by Entergy Gulf States Reconstruction Funding I, LLC in the aggregate principal amount of $329,500,000 (the 2007 Transition Bonds). Entergy Texas succeeded EGSI as sponsor and servicer of the 2007 Transition Bonds upon the completion of a jurisdictional separation plan, which created two vertically integrated utility companies, Entergy Gulf States Louisiana, L.L.C., operating as a public utility in Louisiana, and Entergy Texas operating as a public utility in Texas. In addition, since November 2009, Entergy Texas sponsored and has acted as servicer for the senior secured transition bonds issued by Texas Restoration LLC in the original aggregate principal amount of $545,900,000 (the 2009 Transition Bonds). The Series 2007 Transition Bonds were retired on April 1, 2021. The final scheduled maturity of the Series 2009 Transition Bonds is August 1, 2022.
Since the date of issuance of each such series of transition bonds, Entergy Texas has filed on a timely basis all true-up filings required for the 2007 Transition Bonds and 2009 Transition Bonds and the issuing entities of the 2007 Transition Bonds and 2009 Transition Bonds have satisfied, on a timely basis, all interest payments and has made all principal payments on the 2007 Transition Bonds and 2009 Transition Bonds in accordance with their expected amortization schedule.
Entergy Texas services the 2009 Transition Bonds in accordance with servicing standards that are substantially similar to those set forth in Entergy Texas’ servicing agreement with us. Please read “Relationship to the Series 2009 Transition Bonds” in this prospectus.
Municipalization
Texas law may authorize certain local municipalities to seek to acquire portions of Entergy Texas’ electric distribution facilities through the power of eminent domain for use as part of municipally-owned utility systems. Although the power of eminent domain has not been used by municipalities in Texas in recent times to acquire electric distribution systems, there can be no assurance that one or more municipalities will not seek to acquire some or all of Entergy Texas’ electric distribution facilities while system restoration bonds remain outstanding. The Financing Act specifies that system restoration charges approved by a Texas commission order shall be collected by an electric utility as well as its “successors.” In the servicing agreement, Entergy Texas will covenant to assert in an appropriate forum that any municipality that acquires any portion of Entergy Texas’ electric distribution facilities must be treated as a successor to Entergy Texas under the Financing Act and the financing order and that retail customers in such municipalities remain responsible for payment of system restoration charges. However, the involved municipality might assert that it should not be treated as a successor to Entergy Texas for these purposes and that its distribution customers are not responsible for payment of system restoration charges. In any such cases, there can be no assurance that the system restoration charges will be collected from customers of municipally-owned utilities who were formerly customers of Entergy Texas.
Entergy Texas Customer Base and Electric Energy Consumption
The following tables show the electricity billed to retail customers, electric billed revenues and average number of retail customers for each of Entergy Texas’ revenue-reporting customer classes for the five preceding years within the service territory and for the nine months ended September 30, 2021. There can be no assurances that the retail electricity sales, retail electric revenues and number of retail customers or the composition of any of the foregoing will remain at or near the levels reflected in the following tables.

Electricity Delivered to Retail Customers (As Measured by Billed GWh Sales) by Customer Class and Percentage Composition *
Rate Class	2016		2017		2018		2019		2020		9 months ended 9/30/21
Residential	5,836	32.10%	5,716	31.65%	6,135	31.92%	6,039	31.77%	6,146	32.91%	4,876	32.58%
Commercial	4,570	25.13%	4,548	25.19%	4,747	24.70%	4,667	24.55%	4,386	23.48%	3,375	22.55%
Industrial	7,493	41.21%	7,521	41.65%	8,052	41.89%	8,043	42.31%	7,885	42.22%	6,530	43.62%
Governmental	283	1.56%	273	1.51%	286	1.50%	259	1.36%	260	1.39%	188	1.25%
Total Retail	18,182	100.00%	18,058	100.00%	19,220	100.00%	19,008	100.00%	18,677	100.00%	14,969	100.00%
* Amounts may not recalculate due to rounding.

Electric Billed Revenues by Customer Class and Percentage Composition (Dollars in millions)*
Rate Class	2016		2017		2018		2019		2020		9 months ended 9/30/21
Residential	613	45.14%	636	44.69%	674	45.73%	658	47.13%	672	46.47%	595	46.05%
Commercial	356	26.21%	378	26.56%	381	25.85%	343	24.57%	365	25.24%	316	24.46%
Industrial	365	26.88%	384	26.99%	394	26.73%	373	26.72%	386	26.69%	362	28.02%
Governmental	24	1.77%	25	1.75%	25	1.70%	22	1.58%	23	1.59%	19	1.47%
Total Retail	1,358	100.00%	1,423	100.00%	1,474	100.00%	1,396	100.00%	1,446	100.00%	1,292	100.00%
* Amounts may not recalculate due to rounding.

Texas Service Territory Average Number of Retail Electric Customers and Percentage Composition*
Rate Class	2016		2017		2018		2019		2020		9 months ended 9/30/21
Residential	384,217	87.41%	390,771	87.47%	396,034	87.42%	401,770	87.50%	410,753	87.63%	421,590	87.68%
Commercial	47,769	10.87%	48,354	10.82%	49,074	10.83%	49,668	10.82%	50,264	10.72%	51,040	10.62%
Industrial	5,411	1.23%	5,510	1.23%	5,795	1.28%	5,707	1.24%	5,678	1.21%	6,121	1.27%
Governmental	2,173	0.49%	2,136	0.48%	2,140	0.47%	2,045	0.45%	2,054	0.44%	2,070	0.43%
Total Retail	439,571	100.00%	446,771	100.00%	453,043	100.00%	459,189	100.00%	468,749	100.00%	480,820	100.00%
* Amounts may not recalculate due to rounding.
Percentage Concentration Within Entergy Texas’ Large Commercial Customers
For the year ended December 31, 2020 and for the nine months ended September 30, 2021, respectively, the ten largest electric customers in Entergy Texas’ service territory represented approximately 20% and 21% of Entergy Texas’ retail gigawatt-hour sales, respectively. All ten customers are industrial class accounts. There are no material concentrations in the residential and commercial classes.
Forecasting Electricity Consumption
The sales forecast is developed by revenue class – residential, commercial, industrial, and governmental – and by month for each calendar year. The process involves three main parts: 1) statistical modeling for residential, commercial, small industrial, and governmental sales, 2) estimates for specific large industrial customers and prospective customers, and 3) out-of-model adjustments. The sales forecasts are developed using historical sales and customer data, estimates and indices for economic activity and end-use consumption, weather for historical and future years, and information about specific customers.
For the statistical modeling, Entergy Texas gathers historical sales data by revenue class along with historical temperatures, economic data, estimates of effects of energy efficiency programs, and estimates of end-use consumption drivers and then inputs that data into Itron’s sales forecasting software called MetrixND®. MetrixND® is used to develop the sales forecasts by performing regression modeling, which calculates the statistical relationship between the above-mentioned input variables, “X”, and historical sales, “Y”, and then by applying those relationships by way of coefficients to forward-looking estimated values for those same input variables. In this process, Entergy Texas determines which “X” variables have a statistically significant correlation with historical sales by considering the results for variable-specific metrics such as p-values and by examining the results of overall model metrics such as R-squared and mean absolute percent error to develop models with good historical relationships to which forecasted input data can be applied to estimate future sales. These models calculate weather-

normal monthly energy forecasts for residential, commercial, governmental, and small industrial customer classes.
The key input assumptions for the statistical models include historical billed sales by month, numerical levels of heating degree days (“HDDs”) and cooling degree days (“CDDs”) by month, the number of billing days anticipated in each billing cycle, economic data, and residential and commercial end-use statistics for electricity consumption. Also included is an assumption around future levels of energy efficiency. While the values for these input variables are updated between forecast iterations, these types of inputs have been used across multiple forecasts. Average temperature data are converted to HDDs and CDDs to measure the intensity and duration of temperatures above or below balance point temperature levels to then determine the relationships between actual average monthly temperatures and billed sales. The number of billing days in each monthly billing cycle is used to calculate billed volumes based on the consumption duration of each month for residential sales. Economic data such as population and employment rates from IHS-Markit are used to determine historical correlations of those items to kWh sales. Electric end-use statistics from the United States Energy Information Administration are used to reflect the historical electric kWh consumption from appliances, HVAC systems, lighting, and other electricity-consuming devices. The historical relationships between these items and sales are then applied to the future expectations for temperatures, population, and end-use to develop the sales forecast.
Forecasts for roughly 140 large industrial loads are developed individually. These forecasts are informed by communications between the individual customers and Entergy Texas’ customer account managers to assess the electricity usage levels and to consider reasonable changes in future usage based on factors such as customer outages, announced expansions or contractions, and/or economic trends affecting the customers’ industries. Forecasts are also developed for prospective new customers based on information about those customers’ sizes, operating levels, and expectations for the ramping of the energy over time. Of the approximately 140 Large Industrial accounts for Entergy Texas’ franchised utility area, 35 are located in Entergy Texas’ service territory.
Out-of-model adjustments are made to account for factors or events that either are not part of the historical data or are not a significant part of the historical data but that are expected to affect future consumption from the grid. Examples of these are the expected effects of the advanced metering infrastructure and related customer programs, future adoption of customer-owned (e.g., rooftop) solar and electric vehicles (“EVs”), and non-EV electrification.

Annual Forecast Variance For Ultimate Electric Delivery (GWh)*
	2014	2015	2016	2017	2018	2019	2020
Forecast	16,730	17,681	18,117	18,315	18,527	19,115	19,392
Actual	17,699	17,748	18,181	18,058	19,220	19,008	18,677
Variance (%)	5.8%	0.4%	0.4%	-1.4%	3.7%	-0.6%	-3.7%

Variances between actual sales and forecasted sales can be caused by a number of factors, though the primary drivers are unexpected extreme temperatures, which can cause actual sales volumes to be higher or unexpected mild temperatures, which can cause actual sales volumes to be lower. Separate from temperatures, Entergy Texas’ service area is also prone to hurricane activity which can cause outages for extended periods. For 2020, the primary driver of variances between the forecast and actual sales volumes is changes in behavior in response to COVID.

Payment responsibility for the System Restoration Bonds is determined and allocated to the retail customer classes. Variances between classes may differ from the numbers above, which shows total variances based on distribution voltage only.
Credit Policy; Billing Process; Collections Process; Termination of Service; COVID-19 Protections
Entergy Texas bills its retail customers in its service territory directly, and its current credit policies, billing process, and termination of service policies are described below. All information below pertains only to Entergy Texas’ service territory. In the future, retail competition may be introduced into Entergy Texas’ service territory, and retail electric providers, not Entergy Texas, will bill retail customers directly and thus collect the system restoration charges. Please read “Future Retail Electric Providers” in this prospectus
Credit Policy
Entergy Texas is required to provide electric utility service to applicants within its designated service territory once outstanding debts are cleared and any deposit requirements are met. Using information provided by the Customer Information System (CIS, Entergy’s legacy customer accounting system), Entergy Texas determines whether Entergy Texas has previously provided service to an applicant. Certain accounts are secured with deposits or guarantees as a precautionary measure. The amount of the deposit for residential customers is based upon the previous history of usage at the location and can be up to one-sixth (1/6) of the total estimated annual bill. The annual bill is based on the most recent 12 months with a default value of $150 where there is insufficient history.
Entergy Texas uses specific criteria for establishing credit. Entergy Texas uses a positive identification and consumer credit scoring service from a third-party provider (currently Experian) to determine creditworthiness of its new residential applicants. If a deposit is required to establish credit, residential applicants are billed a deposit equal to one-sixth (1/6) of the total estimated annual bill. As noted above, the annual bill amount is equivalent to the most recent 12 months with a default value of $150 where there is an insufficient history. PUCT rules require deposits to be returned when the customer has paid bills for service for 12 consecutive residential billings or for 24 consecutive non-residential billings without having service disconnected for nonpayment of a bill and without having more than two occasions in which a bill was delinquent, and when the customer is not delinquent in the payment of the current bills. PUCT rules require Entergy Texas to pay simple interest at a rate determined annually, and, as of January 1, 2022, at a rate of 0.06%, for any cash deposits held by Entergy Texas on a customer’s account. PUCT rules do not require interest to be refunded annually unless requested by the customer. A residential applicant may also have their deposit requirement satisfied by an existing residential customer in good standing acting as guarantor for the deposit or portion of deposit. Entergy Texas does not accept third party guarantors for commercial accounts.
Entergy Texas’ current business practices require industrial and commercial customers to provide deposits equal to two times the average monthly bill based on the location history.
Cash deposits are accounted for as an obligation, but are not required to be escrowed, and are available in working capital.
Billing Process
Entergy Texas bills its customers on average every 30 days. For the year ended December 31, 2020 and for the nine months ended September 30, 2021, Entergy Texas in its service territory mailed out an average of 8,423 bills and 14,661 bills, respectively, on each business day to its customers. For accounts with potential billing error exceptions, reports are generated for manual review. This review examines accounts that have abnormally high or low bills, potential meter-reading errors, possible meter malfunctions and/or unbilled accounts. The PUCT requires that the bill provided to customers shall include a payment due date that shall not be less than 16 days after issuance.
Collection, Termination of Service and Write-Off Policy
In 2020, Entergy Texas received approximately 21% of payments by mail, 8% were walk-in payments, and 71% were electronic payments (via bank draft, electronic funds transfer, website or mobile application). For the nine months ended September 30, 2021, Entergy Texas received approximately 19% of payments by mail, 6% were walk-in payments, and 75% were electronic payments (via bank draft, electronic funds transfer, website or mobile application).
Walk-in payments are handled by a third party and payment centers are located in each town in Entergy Texas’ service territory.
Customers are sent a bill which is due and payable upon receipt and is considered past due if not paid within 16 calendar days from the mail date. If the bill is not paid on the last day to pay indicated on the statement, and the customer’s payment history makes the past due amount eligible for collection activity, a disconnect notice is mailed on the 4th business day after the past due date to ensure that consideration is given to any payment that may be en route by mail on the last day to pay. The disconnect notice gives the customer an additional 10 calendar days to pay the bill. On the last day to pay indicated on the disconnect notice, a courtesy call is attempted with a predictive dialer. If the bill is not paid or if the customer has not called for extended payment arrangements, a disconnect order will be generated on the next business day. Once the disconnect order has been generated, payment in full is required to stop the termination. If the customer is disconnected, payment in full is required. In addition, the customer may be subject to an additional deposit and/or a collection or reconnection fee. For non-residential customers, additional deposits are billed per PUCT rule based on usage at location and the full amount of twice the average bill is due prior to the reconnection.
Termination of service is subject to PUCT rules that forbid termination during certain weather conditions, such as freezing temperatures or “heat advisory” conditions. In addition, the PUCT has adopted rules forbidding termination of service to critical care, elderly customers and elderly, low-income customers.
Entergy Texas provides several payment options to help consumers manage their electric usage and payments. Entergy Texas customer service representatives as well as an automated Voice Response Unit (VRU) are available 24 hours a day, 365 days a year to assist customers with payment arrangements. Most customers can receive an extension on their scheduled disconnect date through the VRU or by talking with a customer service representative. Extensions are denied in some cases based on the payment history of the account. Programs such as Pick-A-Date, which allows the customer to choose a preferred due date and Levelized Billing Programs, which allow customers to pay an average bill each month while spreading the difference over the remaining months, are available to most residential customers. Automated draw draft and internet billing and payments are also available.
Unpaid final bills are written off after 120 days. Entergy Texas does mail a final bill to all customers. If not paid in 15 days, an in-house collection letter is mailed. A second letter is mailed approximately 15 days later. If not paid, a third letter is mailed 15 days later. The account is turned over to a third-party collection agency, on a contingency basis, at 60 days past the Final Bill date.

COVID-19 Protections
In March 2020 the PUCT authorized electric utilities to record as a regulatory asset expenses resulting from the effects of COVID-19. In future proceedings the PUCT will consider whether each utility's request for recovery of these regulatory assets is reasonable and necessary, the appropriate period of recovery, and any amount of carrying costs thereon. In March 2020 the PUCT ordered a moratorium on disconnections for nonpayment for all customer classes, but, in April 2020, revised the disconnect moratorium to apply only to residential customers. The PUCT allowed the moratorium to expire on June 13, 2020, but on July 17, 2020, the PUCT re-established the disconnect moratorium for residential customers until August 31, 2020. In January 2021, Entergy Texas resumed disconnections for customers with past-due balances that have not made payment arrangements. As of September 30, 2021, Entergy Texas recorded a regulatory asset of $12.8 million for costs associated with the COVID-19 pandemic.
Write-off and Delinquency Experience
The following table shows gross write-offs for electricity and gross write-offs as a percentage of total electric billed revenue for the past three years and for the nine months ended September 30, 2021 for Entergy Texas’ service territory.

Gross Write-Offs as a Percentage of Revenues*
	As of 12/31/18	As of 12/31/19	As of 12/31/20	As of 9/30/2021
Billed Electric Revenues ($000)	1,473,381	1,395,978	1,445,850	1,292,239
Gross Write-Offs ($000)	6,900	5,900	2,000	13,800**
Percentage of Billed Revenue	0.47%	0.42%	0.14%	1.07%
*    Numbers not exact due to rounding.
**    Increase in 2021 reflects the effects of the disconnection moratorium discussed above, and also the backlog of write offs which did not occur for a period of time in 2020 and resumed in 2021.
Days Sales Outstanding
The following table sets forth information relating to Entergy Texas’ average days sales outstanding for all electric consumers in its service territory for the past five years and for the nine months ended September 30, 2021. Average days sales outstanding is a measure of the average number of days that Entergy Texas takes to collect its revenue.

Average Days Sales Outstanding
	As of 12/31/16	As of 12/31/17	As of 12/31/18	As of 12/31/19	As of 12/31/20	As of 9/30/21
Average Days Sales Outstanding	21.08	19.74	19.23	18.14	21.56	31.51

Delinquencies
The following table sets forth information relating to the delinquency experience of Entergy Texas for residential, commercial, industrial and governmental customers on December 31 of each of the four preceding years and for the nine months ended September 30, 2021. The delinquency data for 2020 and 2021 compared to the same period in 2019 reflects an increase due to the impact of COVID-19, including customer impacts and implementation of PUCT disconnection policies.

Customer Delinquency Data
Residential	As of 12/31/17(1)	As of 12/31/18	As of 12/31/19	As of 12/31/20	As of 9/30/21
30-59 days	9.82%	9.86%	10.28%	14.23%	10.17%
60-89 days	1.71%	1.16%	1.36%	6.14%	4.21%
90+ days	0.66%	0.82%	0.73%	10.96%	18.95%
Total	12.19%	11.85%	12.36%	31.33%	33.33%

Commercial, Industrial and Governmental	As of 12/31/17(1)	As of 12/31/18	As of 12/31/19	As of 12/31/20	As of 9/30/21
30-59 days	1.60%	1.64%	1.69%	3.11%	2.29%
60-89 days	0.31%	0.37%	0.65%	1.28%	0.84%
90+ days	0.40%	1.03%	1.01%	2.49%	3.43%
Total	2.30%	3.05%	3.35%	6.88%	6.56%
(1)    Excludes data from January 2017, which is no longer maintained.
*    Numbers not exact due to rounding.
FUTURE RETAIL ELECTRIC PROVIDERS
As part of the restructuring of the Texas electric industry, some retail customers began purchasing electricity and related services from REPs. There are no REPs currently operating in Entergy Texas' service territory. Moreover, as described above under “The Depositor, Seller, Initial Servicer and Sponsor—Competition,” if the provisions of PURA remain unchanged and Entergy Texas remains a member of SERC (or its successor, MISO), it is possible, but not likely, that there will be any competing retail electric provider within the term that the System Restoration Bonds are outstanding. However, if any transition to competition plan is approved by the PUCT, REPs may in the future begin to operate in Entergy Texas' service territory during the term in which the System Restoration Bonds are outstanding. In such event, the REP will bill and collect the system restoration charges under the conditions described below.
Neither Entergy Texas nor any successor servicer will pay any shortfalls resulting from the failure of any future REP to remit payments arising from the system restoration charges to the servicer. The annual true-up and interim true-up adjustment mechanisms for the system restoration charges, as well as the amounts deposited in the capital subaccount, are intended to mitigate the risk of shortfalls. Any shortfalls that occur may delay the distribution of interest on and principal of the System Restoration Bonds.
Credit Practices, Policies and Procedures of Retail Electric Providers
Pursuant to the financing order and the tariff, in the event REPs are in the future authorized to operate in Entergy Texas' service territory, billing and collection standards will be imposed on any REPs operating in the service territory with respect to system restoration charges. The standards relate only to the billing and collection of system restoration charges authorized under the financing order, and do not apply to collection of any other nonbypassable charges or other charges. The standards apply to all REPs that bill and collect system restoration charges from retail electric customers. REPs may contract with other parties to bill and collect system restoration charges from retail customers, but such REPs will remain subject to the applicable billing and collection standards. If the Texas commission later determines that different standards are to be applied to REPs in particular areas (e.g., payment terms), then those new standards, with appropriate modifications to related provisions, may replace those specific items. Prior to adoption of any rule addressing modification of any of these billing and collection standards, the Texas commission will open a proceeding to investigate the need to modify the standards to conform to that rule, with the understanding that such modifications may not be implemented absent satisfaction of the rating agency condition.
The following subsections summarize the REP standards required under the financing order and tariff. These standards are the most stringent that the servicer can impose on REPs under the financing order. In the future, the Texas commission may determine that different standards should be applied to REPs in particular areas, such as payment terms. Any such standards may replace specific standards described above. The financing order provides, however, that any modifications to the foregoing standards may not be implemented absent satisfaction of the rating agency condition.
Rating, Deposit and Related Requirements.
Each REP must (1) have a long-term, unsecured credit rating of not less than “BBB-” and “Baa3” (or the equivalent) from S&P and Moody’s, respectively, or (2) provide (A) a deposit of two months’ maximum expected system restoration charge collections in the form of cash, (B) an affiliate guarantee, surety bond, or letter of credit providing for payment of such amount of system restoration charge collections in the event that the REP defaults in its payment obligations, or (C) a combination of any of the foregoing. The provider of any affiliate guarantee, surety bond, or letter of credit must have and maintain long-term, unsecured credit ratings of not less than
“BBB-“ and “Baa3” (or the equivalent) from S&P and Moody’s, respectively. A REP that does not have or maintain the requisite long-term, unsecured credit rating may select which alternate form of deposit, credit support, or combination thereof it will utilize, in its sole discretion. The trustee will be the beneficiary of any affiliate guarantee or surety bond or letter of credit.
Loss of Rating.
If the long-term, unsecured credit rating from either S&P or Moody’s of a REP that did not previously provide the alternate form of deposit, credit support, or combination thereof or of any provider of an affiliate guarantee, surety bond, or letter of credit is suspended, withdrawn, or downgraded below “BBB-” or “Baa3” (or the equivalent), the REP must provide the alternate form of deposit, credit support, or combination thereof, or new forms thereof, in each case from providers with the requisite ratings, within 10 business days following such suspension, withdrawal, or downgrade. A REP failing to make such provision is required to comply with the provisions set forth in the section below labeled “—Remedies Upon Default.”
Computation of Deposit, etc.
The computation of the size of a required deposit will be agreed upon by the servicer and the REP, and reviewed no more frequently than quarterly to ensure that the deposit accurately reflects two months’ maximum collections. Within 10 business days following such review (1) the REP will remit to the trustee the amount of any shortfall in such required deposit or (2) the servicer will instruct the trustee in writing to remit to the REP any amount in excess of such required deposit. A REP failing to so remit any such shortfall is required to comply with the provisions set forth below under “—Remedies Upon Default.” REP cash deposits will be held by the trustee in a REP deposit account and invested in eligible investments at the written direction of the servicer. The trustee shall not in any way be held liable for the selection of eligible investments for the REP deposit accounts or for investment losses incurred thereon. The trustee shall have no obligation to invest or reinvest any amounts held thereunder in the absence of timely and specific written investment direction from the servicer and appropriate documents from the applicable REP. Absent written direction from the servicer, amounts held thereunder will remain uninvested. Investment earnings on REP cash deposits will be considered part of such cash deposits so long as they remain on deposit with the trustee. Each depositing REP shall be responsible for the payment of income taxes with respect to such investments. At the instruction of the servicer, cash deposits will be remitted with investment earnings to the REP once all system restoration bonds have been retired unless otherwise utilized for the payment of the REP’s obligations. If at any time the deposit is no longer required, the servicer will promptly (but not later than 30 calendar days) instruct the trustee in writing to remit the applicable amounts in the REP deposit account to the REP.

Payment of System Restoration Charges.
Payments of system restoration charges will be due 35 calendar days following each billing by the servicer to the REP, less an agreed allowance for expected uncollectible amounts, without regard to whether or when the REP receives payment from its retail electric customers. The servicer will accept payment by electronic funds transfer, wire transfer, and/or check and payment will be considered received by the servicer on the date the electronic funds transfer or wire transfer is received by the servicer, or the date the check clears. A 5% penalty will be charged on amounts received after 35 calendar days; however, a 10 calendar-day grace period will be allowed before the REP is considered to be in default. A REP in default is required to comply with the provisions set forth below under “—Remedies Upon Default.” The 5% penalty will be a one-time assessment measured against the current amount overdue from the REP to the servicer. The “current amount” consists of the total unpaid system restoration charges existing on the 36th calendar day after the billing by the servicer. Any and all such penalty payments will be made to the trustee to be applied against system restoration charge obligations. A REP shall not be obligated to pay the overdue system restoration charges of another REP. If a REP agrees to assume the responsibility for the payment of overdue system restoration charges as a condition of receiving the customers of another REP that has decided to terminate service to those customers for any reason, the new REP will not be assessed the 5% penalty upon such system restoration charges; however, the prior REP will not be relieved of the previously-assessed penalties.
Single Bill; Allocation Among Issuing Entities of Transition Bonds and System Restoration Bonds.
Each REP would deliver a combined bill to each retail electric customer for the electric power sold by it to the retail electric customer, for the related transmission and distribution service provided by the electric utility, for the system restoration charges, for the transition charges associated with the Series 2009 Transition Bonds and for other charges approved by the PUCT. Each REP would collect the combined amounts and then remit such amount to Entergy Texas, net of the amounts it is entitled to retain described above under “—Payment of System Restoration Charges.” If retail competition is introduced into Entergy Texas’ service territory, Entergy Texas would then allocate the appropriate amounts to itself, to the servicer, to the servicer of the Series 2009 Transition Bonds and to other parties, if any, entitled to receive a portion of such amounts. In the case of any shortfall, Entergy Texas would allocate that shortfall, first, ratably based on the amount owed to Entergy Texas or other parties (including those amounts associated with the bonds, the Series 2009 Transition Bonds and future transition bonds or system restoration bonds) and the amount owed for other fees and charges, other than late charges and, second, all remaining collections will be allocated to late charges. Please read “Risk Factors—Servicing Risks—It may be difficult to collect system restoration charges from other parties who may bill retail customers in the future” in this prospectus. The retail electric provider will have custody of the system restoration charges collected from its retail electric customers until remitted to the servicer and may commingle the system restoration charges with its other funds.
Remedies Upon Default.
After the 10 calendar-day grace period (the 45th calendar day after the billing date) referred to above under the heading “—Payment of System Restoration Charges,” the servicer will have the option to seek recourse against any cash deposit, affiliate guarantee, surety bond, letter of credit, or combination thereof provided by the REP, and avail itself of such legal remedies as may be appropriate to collect any remaining unpaid system restoration charges and associated penalties due the servicer after the application of the REP’s deposit or alternate form of credit support. In addition, a REP that is in default with respect to the requirements set forth above under “—Loss of Rating”, “—Computation of Deposit, etc.” or “—Payment of System Restoration Charges” will be required to select and implement one of the following options:
•transfer the billing and collection responsibility for all charges to the POLR or a qualified REP of the customer's choosing;
•immediately implement other mutually suitable and agreeable arrangements with the servicer. It is expressly understood that the servicer's ability to agree to any other arrangements will be limited by the terms of the servicing agreement and requirements of the rating agencies necessary to satisfy the rating agency condition; or
•arrange that all amounts owed by retail electric customers for services rendered be timely billed and immediately paid directly into a lock-box controlled by the servicer with such amounts to be applied first to pay system restoration charges before the remaining amounts are released to the REP. All costs associated with this mechanism will be borne solely by the REP.
If a REP that is in default fails to immediately select and implement one of the foregoing options or, after so selecting one of the foregoing options, fails to adequately meet its responsibilities thereunder, then the servicer will, subject to limitations that may be imposed by applicable bankruptcy laws if the REP is a debtor in bankruptcy, immediately implement the first option listed above. Upon re-establishment of compliance with the requirements set forth below in “—Loss of Rating” and “—Computation of Deposit, etc.” and above under “—Payment of System Restoration Charges” and the payment of all past-due amounts and associated penalties, the REP will no longer be considered in default and will not be required to comply with this paragraph. Any agreement entered into between the servicer and a defaulting REP pursuant to the second bullet point above will be limited to the terms of the servicing agreement and must satisfy the rating agency condition.
Billing by Providers of Last Resort.
Each provider of last resort appointed by the Texas commission must meet the minimum credit rating or deposit/credit support requirements applicable to other REPs in addition to any other standards that may be adopted by the Texas commission. If a provider of last resort defaults or is not eligible to provide such services, responsibility for billing and collection of system restoration charges will immediately be transferred to and assumed by the servicer until a new provider of last resort named by the Texas commission or the customer requests the services of another qualified REP. Retail electric customers cannot be re-billed by a successor REP for any system restoration charges they have previously paid (although future system restoration charges will be adjusted to reflect REP and other system-wide charge-offs). Additionally, if the amount of the penalty detailed in “—Payment of System Restoration Charges” is the sole remaining past-due amount after the 45th calendar day, the REP will not be required to comply with the provisions set forth under “—Remedies Upon Default” unless the penalty is not paid within an additional 30 calendar days.
Disputes.
In the event that a REP disputes any amount of billed system restoration charges, the REP will pay the disputed amount under protest according to the timelines detailed in “—Payment of System Restoration Charges.” In the event of a dispute, the REP and the servicer will first attempt to informally resolve the dispute, but if they fail to do so within 30 calendar days, either party may file a complaint with the Texas commission. If the REP is successful in the dispute process (informal or formal), the REP will be entitled to interest on the disputed amount paid to the servicer at the Texas commission-approved interest rate. Disputes about the date of receipt of system restoration charge payments (and penalties arising thereof) or the size of a required REP deposit will be handled in a like manner. Interest paid by the servicer on disputed amounts may not be recovered through system restoration charges if it is determined that the servicer’s claim to the funds is clearly unfounded. No interest will be paid by the servicer if it is determined that the servicer has received inaccurate metering data from another entity providing competitive metering services.
Metering Data.
If the servicer is providing metering service to the retail electric customer, metering data will be provided to the REP at the same time as the REP is billed. If the servicer is not providing metering service to the retail electric customer, the entity providing metering service will be responsible for complying with Texas commission rules and ensuring that the servicer and the REP receive timely and accurate metering data in order for the servicer to meet its obligations under the servicing agreement and the financing order with respect to billing and true-up adjustments.
Charge-Off Allowance.
The REP will be allowed to hold back an allowance for charge-offs in its payments to the servicer. Such charge-off rate will be recalculated each year in connection with the annual true-up procedure. On an annual basis in connection with the true-up process, the REP and the servicer will be responsible for reconciling the amounts held back with amounts actually written off as uncollectible in accordance with the terms agreed to by the REP and the servicer, provided that:
◦The REP's right to reconciliation for write-offs will be limited to customers whose service has been permanently terminated and whose entire accounts (i.e., all amounts due the REP for its own account as well as the portion representing system restoration charges) have been written off;
◦The REP's recourse will be limited to a credit against future system restoration charge payments unless the REP and the servicer agree to alternative arrangements, but in no event will the REP have recourse to the trustee, us or our funds for such payments; and
◦The REP is required to provide information on a timely basis to the servicer so that the servicer can include the REP's default experience and any subsequent credits into its calculation of the adjusted system restoration charge rates for the next system restoration charge billing period and the REP's rights to credits will not take effect until after such adjusted system restoration charge rates have been implemented.
Service Termination.
In the event that the servicer is billing customers for system restoration charges, the servicer will have the right to terminate transmission and distribution service to the end-use customer for non-payment by the customer pursuant to applicable Texas commission rules. In the event that a REP (including any POLR) is billing customers for system restoration charges, that REP will have the right to transfer the customer to the POLR (or to another certified REP) or to direct the servicer to terminate transmission and distribution service to the end-use customer for non-payment by the customer pursuant to applicable Texas commission rules.

Codification of REP Standards.
The Texas commission codified the standards for REPs regarding the billing and collection of system restoration charges in July 2000 as Substantive Rule 25.108. This Rule provides that:
◦if a REP's actual charge-offs are greater than the allowance for charge-offs, the REP may collect the difference, with interest, in 12 equal monthly installments;
◦the REP will be responsible for providing the servicer accurate metering data (including metering identification information) for REP customers whose meters are not read by the servicer; and
◦if a POLR or qualified REP assumes responsibility for billing and collecting system restoration charges, the POLR, replacement REP or servicer will bill all system restoration charges which have not been billed as of the date it assumes such responsibility.
ENTERGY TEXAS RESTORATION FUNDING II, LLC, THE ISSUING ENTITY
We are a special purpose limited liability company formed under the Delaware Limited Liability Company Act pursuant to a limited liability company agreement executed by our sole member or owner, Entergy Texas, and the filing of a certificate of formation with the Secretary of State of the State of Delaware. Our limited liability company agreement restricts us from engaging in activities other than those described in this section. We do not have any employees, but we will pay our member for administrative services in accordance with our limited liability company agreement. We have summarized selected provisions of our limited liability company agreement below, a copy of which has been filed as an exhibit to the registration statement of which this prospectus is a part. On the date of issuance of the System Restoration Bonds, our capital will be equal to 0.5% of the principal amount of the System Restoration Bonds issued or such other amount as may allow us to achieve the desired security rating and treat the System Restoration Bonds as debt under applicable IRS regulations.
As of the date of this prospectus, we have not carried on any business activities and have no operating history. We are not an agency or instrumentality of the State of Texas but are responsible to the State of Texas and the Texas commission as described below under the caption “—Our Relationship with the State of Texas and the Texas Commission.”
Our assets will consist of:
•the transition property,
•our rights under the sale agreement, under the administration agreement and under the bill of sale delivered by Entergy Texas pursuant to the sale agreement,
•our rights under the servicing agreement and any subservicing, agency, administration, any intercreditor agreement or collection agreements executed in connection with such servicing agreement,
•the collection account and all subaccounts of such collection account,
•our rights in all deposits, guarantees, surety bonds, letters of credit and other forms of credit support provided by or on behalf of retail electric providers pursuant to the financing order or a tariff,

•all present and future claims, demands, causes and choses in action in respect of any or all of the foregoing, and
•all payments on or under and all proceeds in respect of any or all of the foregoing.
The indenture provides that the transition property, as well as our other assets, other than any cash released to us by the trustee semi-annually from earnings on amounts in the capital subaccount and the rate of return received on the capital contribution of Entergy Texas, will be pledged by us to the trustee to secure our obligations in respect of the System Restoration Bonds. Pursuant to the indenture, the collected system restoration charges remitted to the trustee by the servicer must be used to pay principal and interest on the System Restoration Bonds and our other obligations specified in the indenture.
Restricted Purpose
We have been created for the sole purpose of:
•purchasing and owning the transition property and the other collateral;
•registering and issuing the System Restoration Bonds;
•making payment on the System Restoration Bonds;
•distributing amounts released to us;
•managing, selling, assigning, pledging, collecting amounts due on, or otherwise dealing with the transition property and the other system restoration bond collateral and related assets;
•negotiating, executing, assuming and performing our obligations under the basic documents;
•pledging our interest in the transition property and other collateral to the trustee under the indenture in order to secure the repayment of System Restoration Bonds and certain qualified expenses; and
•performing other activities that are necessary, suitable or convenient to accomplish these purposes.
Our limited liability company agreement does not permit us to engage in any activities not directly related to these purposes, including issuing securities (other than the System Restoration Bonds), borrowing money or making loans to other persons. We may not issue any other system restoration bonds other than the System Restoration Bonds offered by this prospectus. The list of permitted activities set forth in our limited liability company agreement may not be altered, amended or repealed without the affirmative vote of a majority of our managers, which vote must include the affirmative vote of all of our independent manager(s).
Our Relationship with Entergy Texas
On the issue date of the System Restoration Bonds, Entergy Texas will sell the transition property to us pursuant to the sale agreement between us and Entergy Texas. Entergy Texas will service the transition property pursuant to the servicing agreement between us and Entergy Texas. Please read “The Sale Agreement” and “The Servicing Agreement” in this prospectus.

Our Relationship with the State of Texas and the Texas Commission
We are responsible to the State of Texas and the Texas commission. Specifically, pursuant to a financing order,
•our organizational documents and transaction documents prohibit us from engaging in any activities other than acquiring transition property, issuing System Restoration Bonds and performing other activities as specifically authorized by that financing order,
•the Texas commission or its designated representative has a decision-making role co-equal with Entergy Texas with respect to the structuring and pricing of the System Restoration Bonds and all matters related to the structuring and pricing of the System Restoration Bonds will be determined through a joint decision of Entergy Texas and the Texas commission or its designated representative,
•Entergy Texas is directed to take all necessary steps to ensure that the Texas commission or its designated representative is provided sufficient and timely information to allow the Texas commission or its designated representative to fully participate in, and exercise its decision making power over, the proposed securitization, and
• the servicer will file periodic adjustments to system restoration charges with the Texas commission on our behalf.
We have also agreed that certain reports concerning system restoration charge collections will be provided to the Texas commission.
Our Management
Pursuant to our limited liability company agreement, our business will be managed by two managers and one independent manager appointed from time to time by Entergy Texas. We refer to Entergy Texas or any successor as our owner or owners. Following the initial issuance of System Restoration Bonds, we will have at least one independent manager who, among other things, is not and has not been for at least five years from the date of their appointment:
◦a direct or indirect legal or beneficial owner of us, our owner, any of our respective affiliates or any of our owner's affiliates,
◦a relative, supplier, employee, officer, director, manager, contractor or material creditor of us, our owner or any of our affiliates or any of our owner's affiliates, or
◦a person who controls (whether directly, indirectly or otherwise) our owner or its affiliates or any creditor, employee, officer, director, manager or material supplier or contractor of our owner or its affiliates; provided, that the indirect or beneficial ownership of stock of our owner or its affiliates through a mutual fund or similar diversified investment vehicle with respect to which the owner does not have discretion or control over the investments held by such diversified investment vehicle shall not preclude such owner from being an independent manager.
The person who serves as independent manager of Texas Restoration LLC may also serve as our independent manager. The remaining managers will be employees or officers of Entergy Texas, its affiliates or any new owner. The managers will devote the time necessary to conduct our affairs.

Entergy Texas, as our sole member, will appoint the independent manager(s) prior to the issuance of the System Restoration Bonds. None of our managers or officers has been involved in any legal proceedings which are specified in Item 401(f) of the SEC's Regulation S-K.
The following is a list of our managers as of the date of this prospectus:

Name	Age	Title	Background
Eddie D. Peebles	61	Manager	Vice President, Corporate Development of Entergy Corporation, parent entity of Entergy Texas, since July 2005. President and Chief Executive Officer of Entergy Texas Restoration Funding II, LLC since August 2021.
Steven C. McNeal	64	Manager	Vice President and Treasurer of Entergy Texas, Inc. from December 2007 to present. Vice President and Treasurer of Entergy Corporation, parent entity of Entergy Texas, from September 1998 to present. Vice President and Treasurer of Entergy Texas Restoration Funding II, LLC since August 2021.
Thomas Strauss	56	Independent Manager	Director, Client Services of Wilmington Trust SP Services and Vice President of Wilmington Trust Company since 2001.

Manager Fees and Limitation on Liabilities
We have not paid any compensation to any manager since we were formed. We will not compensate our managers, other than the independent manager(s), for their services on our behalf. We will pay the independent manager(s) annual fees from our revenues and will reimburse them for their reasonable expenses. These expenses include the reasonable compensation, expenses and disbursements of the agents, representatives, experts and counsel that the independent manager(s) may employ in connection with the exercise and performance of their rights and duties under our limited liability company agreement, the indenture, the sale agreement and the servicing agreement. Our limited liability company agreement provides that to the extent permitted by law, the managers will not be personally liable for any of our debts, obligations or liabilities. Our limited liability company agreement further provides that, except as described below, to the fullest extent permitted by law, we will indemnify the managers against any liability incurred in connection with their services as managers for us if they acted in good faith and in a manner which they reasonably believed to be in or not opposed to our best interests. With respect to a criminal action, the managers will be indemnified unless they had reasonable cause to believe their conduct was unlawful. We will not indemnify (i) the manager (other than the independent manager(s)), for any judgment, penalty, fine or other expense directly caused by their fraud, gross negligence or willful misconduct, or (ii) the independent manager(s), for any judgment, penalty, fine or other expense if such judgment, penalty, fine or other expense directly caused by the independent manager(s)’ bad faith or willful misconduct. In addition, unless ordered by a court, we will not indemnify the managers if a final adjudication establishes that their acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and were material to the cause of action. We will pay any indemnification amounts owed to the managers out of funds in the collection account, subject to the priority of payments described in “Security for the System Restoration Bonds—How Funds in the Collection Account Will Be Allocated.”
We Are a Separate and Distinct Legal Entity from Entergy Texas
Under our limited liability company agreement, we may not file a voluntary petition for relief under the Bankruptcy Code, without the affirmative vote of our member and the affirmative vote of all of our managers, including each independent manager. Our limited liability company agreement requires us, except for financial reporting purposes and for U.S. federal income tax purposes, and, to the extent consistent with applicable state law, state income and franchise tax purposes, to maintain our existence separate from Entergy Texas including:
•taking all reasonable steps to continue our identity as a separate legal entity;
•making it apparent to third persons that we are an entity with assets and liabilities distinct from those of Entergy Texas, other affiliates of Entergy Texas, including Texas Restoration LLC, the managers or any other person; and
•making it apparent to third persons that, except for federal and certain other tax purposes, we are not a division of Entergy Texas or any of its affiliated entities or any other person.
Administration Agreement
Entergy Texas will, pursuant to an administration agreement between Entergy Texas and us, provide administrative services to us, including services relating to the preparation of financial statements, required filings with the SEC, any tax returns we might be required to file under applicable law, qualifications to do business, and minutes of our managers' meetings. We will pay Entergy Texas a fixed fee of $100,000 per annum, payable in installments of $50,000 on each payment date for performing these services, plus we will reimburse Entergy Texas for all costs and expenses for services performed by unaffiliated third parties and actually incurred by Entergy Texas in performing such services described above.
RELATIONSHIP TO THE SERIES 2009 TRANSITION BONDS
Entergy Texas’ Prior Securitizations
The bonds are the third series of bonds which Entergy Texas (including in its role as successor to an affiliate) has sponsored that are secured by transition property created under Texas statute.
Pursuant to a financing order issued by the Texas commission in April 2007 under the Texas statute, EGSI sold transition property to an affiliate, Entergy Gulf States Reconstruction Funding I, LLC. The affiliate, on June 29, 2007, issued the Series 2007 Transition Bonds. Following the issuance of the Series 2007 Transition Bonds, Entergy Texas succeeded EGSI in the role of sponsor, seller and servicer for the 2007 System Restoration Bonds.  The proceeds of the Series 2007 System Restoration Bonds enabled EGSI to recover system restoration costs associated with Hurricane Rita which impacted Entergy Texas’ service territory in 2005. The Series 2007 Transition Bonds were retired on April 1, 2021.
Pursuant to a financing order issued by the Texas commission in September 2009 under the Texas statute, Entergy Texas sold transition property to an affiliate, Entergy Texas

Restoration Funding, LLC. The affiliate, on November 6, 2009, issued $545,900,000 Senior Secured Transition Bonds or the Series 2009 Transition Bonds. The proceeds of the Series 2009 Transition Bonds enabled Entergy Texas to recover system restoration costs associated with Hurricanes Ike and Gustav which affected Entergy Texas’ service area in 2008.
Entergy Texas currently acts as servicer with respect to the Series 2009 Transition Bonds. The final scheduled maturity of the Series 2009 Transition Bonds is August 1, 2022.
Interest on and principal of each tranche of the Series 2007 Transition Bonds and Series 2009 Transition Bonds have been paid on a timely basis, with payments of principal made in accordance with their expected amortization schedules.
The transition property securitized in prior transactions also consisted of the right to impose and collect nonbypassable system restoration charges on retail customers in the Entergy Texas service area. Neither the system restoration charges which are authorized to be collected to repay the Series 2009 Transition Bonds, nor any other security held for the benefit of such bonds, constitute security for the System Restoration Bonds issued by us and offered by this prospectus.
Although the System Restoration Bonds issued by us will have its own transition property, system restoration charges relating to our System Restoration Bonds and system restoration charges relating to the Series 2009 Transition Bonds will be collected through single bills to individual retail customers (and, if retail competition is ever introduced to the Entergy Texas service territory, single bills issued to any future associated retail electric providers). These bills will include all charges related to the purchase of electricity, without separately itemizing the system restoration charge component of the bill or charge components. In the event a customer does not pay in full all amounts owed under any bill including system restoration charges, Entergy Texas, as servicer, is required to allocate any resulting shortfalls in system restoration charges ratably based on the amounts of system restoration charges owing in respect of our System Restoration Bonds, amounts owing in respect to the Series 2009 Transition Bonds, and any amounts owing to any subsequently created affiliate of Entergy Texas which issues System Restoration Bonds. Please read “Description of the System Restoration Bonds—Relationship to 2009 Transition Bonds,” “The Depositor, Seller, Initial Servicer and Sponsor—Competition” and “The Servicing Agreement—Remittances to Collection Account” in this prospectus.
DESCRIPTION OF THE SYSTEM RESTORATION BONDS
General
We have summarized below selected provisions of the indenture and the System Restoration Bonds. A form of the indenture and series supplement are filed as exhibits to the registration statement of which this prospectus forms a part. Please read “Where You Can Find More Information” in this prospectus.
The System Restoration Bonds are not a debt, liability or other obligation of the State of Texas, the Texas commission or of any political subdivision, governmental agency, authority or instrumentality of the State or Texas and do not represent an interest in or legal obligation of Entergy Texas or any of its affiliates, other than us. Neither Entergy Texas nor any of its affiliates will guarantee or insure the System Restoration Bonds. The financing order authorizing the issuance of the System Restoration Bonds does not constitute a pledge of the full faith and credit of the State of Texas or of any of its political subdivisions. The issuance of the System Restoration Bonds under the Financing Act will not directly, indirectly or contingently obligate the State of Texas or any of its political subdivisions to levy or to pledge any form of taxation for the System Restoration Bonds or to make any appropriation for their payment.
We will issue the bonds and secure their payment under an indenture that we will enter into with The Bank of New York Mellon, a New York banking corporation, as trustee, referred to in this prospectus as the trustee. We will issue the bonds in minimum denominations of $2,000 and in integral multiples of $1,000 in excess thereof, except that we may issue one bond in each tranche in a smaller denomination. The initial principal balance, scheduled final payment date, final maturity date and interest rate for each tranche of the bonds are stated in the table below:

Tranche	Expected Weighted Average Life (Years)	Principal Amount Offered*	Scheduled Final Payment Date	Final Maturity Date	Interest Rate
A-1	5.00	$183,500,000	11/15/2031	11/15/2032%
A-2	11.70	$106,970,000	11/15/2035	11/15/2036%
*    Principal amounts are approximate and subject to change.
The scheduled final payment date for each tranche of the bonds is the date when the outstanding principal balance of that tranche will be reduced to zero if we make payments according to the expected amortization schedule for that tranche. The final maturity date for each tranche of bonds is the date when we are required to pay the entire remaining unpaid principal balance, if any, of all outstanding bonds of that tranche. The failure to pay principal of any tranche of bonds by the final maturity date for that tranche is an event of default, but the failure to pay principal of any tranche of bonds by the respective scheduled final payment date will not be an event of default. Please read “—Interest Payments” and “—Principal Payments” and “—Events of Default; Rights Upon Event of Default” in this prospectus.
Payment and Record Dates and Payment Sources
Beginning November 15, 2022, we will make payments on the bonds semi-annually on May 15 and November 15 of each year, or, if that day is not a business day, the following business day (each, a payment date). So long as the bonds are in book-entry form, on each payment date, we will make interest and principal payments to the persons who are the holders of record as of the business day immediately prior to that payment date, which is referred to as the “record date.” If we issue certificated System Restoration Bonds to beneficial owners of the bonds, the record date will be the last business day of the calendar month immediately preceding the payment date. On each payment date, we will pay amounts on outstanding bonds from amounts available in the collection account and the related subaccounts held by the trustee in the priority set forth under “Security for the System Restoration Bonds—How Funds in the Collection Account Will Be Allocated” in this prospectus. These available amounts, which will include amounts collected by the servicer for us with respect to the system restoration charges, are described in greater detail under “Security for the System Restoration Bonds—How Funds in the Collection Account Will Be Allocated” and “The Servicing Agreement—Remittances to Collection Account” in this prospectus.
Interest Payments
Interest on each tranche of bonds will accrue from and including the issue date to but excluding the first payment date, and thereafter from and including the previous payment date to but excluding the applicable payment date until the bonds have been paid in full, at the interest rate indicated on the cover of this prospectus and in the table above on page 91. Each of those periods is referred to as an “interest accrual period.” We will calculate interest on tranches of the bonds on the basis of a 360-day year of twelve 30-day months.
On each payment date, we will pay interest on each tranche of the bonds equal to the following amounts:
•if there has been a payment default, any interest payable but unpaid on any prior payment date, together with interest on such unpaid interest, if any, and
•accrued interest on the principal balance of each tranche of the bonds as of the close of business on the preceding payment date (or with respect to the initial payment date, the date of the original issuance of the bonds) after giving effect to all payments of principal made on the preceding payment date, if any.
We will pay interest on the bonds before we pay principal on the bonds. Interest payments will be made from collections of system restoration charges, including amounts available in the excess funds subaccount and, if necessary, the amounts available in the capital subaccount. In the event of default by a REP, if retail competition is introduced in Entergy Texas’ service territory, the amounts in the REP deposit account or available from other credit support (up to an amount of the lesser of the payment defaults of a REP or that REP’s deposit or other credit support amount) will be used to make interest payments to the bondholders on each payment date for the System Restoration Bonds after more senior payments are made pursuant to the indenture. Please read “Security for the System Restoration Bonds—How Funds in the Collection Account Will Be Allocated” in this prospectus.
If there is a shortfall in the amounts available in the collection account to make interest payments on the bonds, the trustee will distribute interest pro rata to each tranche of bonds based on the amount of interest payable on each such outstanding tranche. Please read “Security for the System Restoration Bonds—How Funds in the Collection Account Will Be Allocated” in this prospectus.
Principal Payments
On each payment date, we will pay principal of the bonds to the bondholders equal to the sum, without duplication, of:
•the unpaid principal amount of any bond whose final maturity date is on that payment date, plus
•the unpaid principal amount of any bond upon acceleration following an event of default relating to the bonds, plus
•any overdue payments of principal, plus
•any unpaid and previously scheduled payments of principal, plus
•the principal scheduled to be paid on any bond on that payment date, but only to the extent funds are available in the collection account after payment of certain of our fees and expenses and after payment of interest as described above under “—Interest Payments.” If the trustee receives insufficient collections of system restoration charges for any payment date, and amounts in the collection account (and the applicable subaccounts of the collection account) are not sufficient to make up the shortfall, principal of any tranche of System Restoration Bonds may be payable later than expected. Please read “Risk Factors—Other Risks Associated with an Investment in the System Restoration Bonds” in this prospectus. To the extent funds are so available, we will make scheduled payments of principal of the bonds in the following order:
1.to the holders of the tranche A-1 bonds, until the principal balance of that tranche has been reduced to zero, and
2.to the holders of the tranche A-2 bonds, until the principal balance of that tranche has been reduced to zero.
However, on any payment date, unless an event of default has occurred and is continuing and the System Restoration Bonds have been declared due and payable, the trustee will make principal payments on the System Restoration Bonds only until the outstanding principal balances of those System Restoration Bonds have been reduced to the principal balances specified in the applicable expected amortization schedule for that payment date. Accordingly, principal of the System Restoration Bonds may be paid later, but not sooner, than reflected in the expected sinking fund schedule, except in the case of an acceleration. The entire unpaid principal balance of each tranche of the bonds will be due and payable on the final maturity date for that tranche. The failure to make a scheduled payment of principal on the System Restoration Bonds because there are not sufficient funds in the collection account does not constitute a default or an event of default under the indenture, except for the failure to pay in full the unpaid balance of any tranche upon the final maturity date for such tranche.
Unless the bonds have been accelerated following an event of default, any excess funds remaining in the collection account after payment of principal, interest, applicable fees and expenses and payments to the applicable subaccounts of the collection account will be retained in the excess funds subaccount until applied on a subsequent payment date.
If an event of default (other than a breach by the State of Texas of its pledge) has occurred and is continuing, then the trustee or the holders of not less than a majority in principal amount of the System Restoration Bonds then outstanding may declare the System Restoration Bonds to be immediately due and payable, in which event the entire unpaid principal amount of the System Restoration Bonds will become due and payable. Please read “—Events of Default; Rights Upon Event of Default” in this prospectus. However, the nature of our business will result in payment of principal upon an acceleration of the bonds being made as funds become available. Please read “Risk Factors—Risks Associated With the Unusual Nature of the Transition Property—Foreclosure of the trustee’s lien on the transition property for the System Restoration Bonds might not be practical, and acceleration of the System Restoration Bonds before maturity might have little practical effect” and “Risk Factors—You may experience material payment delays or incur a loss on your investment in the System Restoration Bonds because the source of funds for payment is limited” in this prospectus.
If there is a shortfall in the amounts available to make principal payments on the System Restoration Bonds that are due and payable, including upon an acceleration following an event of default, the trustee will distribute principal from the collection account pro rata to each tranche of System Restoration Bonds based on the principal amount then due and payable on the payment date; and if there is a shortfall in the remaining amounts available to make principal payments on the System Restoration Bonds that are scheduled to be paid, the trustee will distribute principal from the collection account pro rata to each tranche of System Restoration Bonds based on the principal amount then scheduled to be paid on the payment date.
The expected sinking fund schedule below sets forth the corresponding principal payment that is scheduled to be made on each payment date for each tranche of the bonds from the issuance date to the scheduled final payment date. Similarly, the expected amortization schedule below sets forth the principal balance that is scheduled to remain outstanding on each payment date for each tranche of the bonds from the issuance date to the scheduled final payment date.

EXPECTED SINKING FUND SCHEDULE(1)
Semi-Annual Payment Date	Tranche A-1	Tranche A-2
11/15/2022	$11,526,444	$0
5/15/2023	$9,159,070	$0
11/15/2023	$9,269,025	$0
5/15/2024	$9,380,299	$0
11/15/2024	$9,492,910	$0
5/15/2025	$9,606,872	$0
11/15/2025	$9,722,203	$0
5/15/2026	$9,838,918	$0
11/15/2026	$9,957,034	$0
5/15/2027	$10,076,568	$0
11/15/2027	$10,197,537	$0
5/15/2028	$10,319,959	$0
11/15/2028	$10,443,850	$0
5/15/2029	$10,569,228	$0
11/15/2029	$10,696,112	$0
5/15/2030	$10,824,519	$0
11/15/2030	$10,954,467	$0
5/15/2031	$11,085,975	$0
11/15/2031	$379,010	$10,840,053
5/15/2032	$0	$11,389,032
11/15/2032	$0	$11,562,828
5/15/2033	$0	$11,739,277
11/15/2033	$0	$11,918,419
5/15/2034	$0	$12,100,294
11/15/2034	$0	$12,284,944
5/15/2035	$0	$12,472,412
11/15/2035	$0	$12,662,741
Total Payments(2)	$183,500,000	$106,970,000
(1)    Terms are preliminary and subject to change.
(2)    Totals may not add up due to rounding.
We cannot assure you that the principal balance of any tranche of the bonds will be reduced at the rate indicated in the table above. The actual reduction in tranche principal balances may occur more slowly. The actual reduction in tranche principal balances will not occur more quickly than indicated in the above table, except in the case of acceleration due to an event of default under the indenture. The bonds will not be in default if principal is not paid as specified in the schedule above unless the principal of any tranche is not paid in full on or before the final maturity date of that tranche.

EXPECTED OUTSTANDING PRINCIPAL BALANCE PER TRANCHE
Semi-Annual Payment Date (1)(2)	Tranche A-1	Tranche A-2
Closing Date	$183,500,000	$106,970,000
11/15/2022	$171,973,556	$106,970,000
5/15/2023	$162,814,486	$106,970,000
11/15/2023	$153,545,461	$106,970,000
5/15/2024	$144,165,162	$106,970,000
11/15/2024	$134,672,252	$106,970,000
5/15/2025	$125,065,380	$106,970,000
11/15/2025	$115,343,177	$106,970,000
5/15/2026	$105,504,260	$106,970,000
11/15/2026	$95,547,226	$106,970,000
5/15/2027	$85,470,657	$106,970,000
11/15/2027	$75,273,120	$106,970,000
5/15/2028	$64,953,161	$106,970,000
11/15/2028	$54,509,311	$106,970,000
5/15/2029	$43,940,083	$106,970,000
11/15/2029	$33,243,971	$106,970,000
5/15/2030	$22,419,452	$106,970,000
11/15/2030	$11,464,985	$106,970,000
5/15/2031	$379,010	$106,970,000
11/15/2031	$0	$96,129,947
5/15/2032	$0	$84,740,915
11/15/2032	$0	$73,178,087
5/15/2033	$0	$61,438,810
11/15/2033	$0	$49,520,391
5/15/2034	$0	$37,420,098
11/15/2034	$0	$25,135,153
5/15/2035	$0	$12,662,741
11/15/2035	$0	$0
(1)    Terms are preliminary and subject to change.
(2)    Totals may not add up due to rounding.
On each payment date, the trustee will make principal payments to the extent the principal balance of each tranche of the bonds exceeds the amount indicated for that payment date in the table above and to the extent of funds available in the collection account after payment of certain of our fees and expenses and after payment of interest.
Distribution Following Acceleration
Upon an acceleration of the maturity of the bonds, the total outstanding principal balance of and interest accrued on the bonds will be payable, without regard to tranche. Although principal will be due and payable upon acceleration, the nature of our business will result in principal being paid as funds become available. Please read “Risk Factors—Risks Associated with the Unusual Nature of the Transition Property—Foreclosure of the trustee’s lien on the transition property for the System Restoration Bonds might not be practical, and acceleration of the System Restoration Bonds before maturity might have little practical effect” and “Risk Factors—You may experience material payment delays or incur a loss on your investment in the System Restoration Bonds because the source of funds for payment is limited” in this prospectus.
Optional Redemption
We may not voluntarily redeem any tranche of the bonds.
Payments on the System Restoration Bonds
The trustee will pay on each payment date to the holders of each tranche of System Restoration Bonds, to the extent of available funds in the collection account, all payments of principal and interest then due. The trustee will make each payment other than the final payment with respect to any System Restoration Bonds to the holders of record of the System Restoration Bonds of the applicable tranche on the record date for that payment date. The trustee will make the final payment for each tranche of System Restoration Bonds, however, only upon presentation and surrender of the System Restoration Bonds of that tranche at the office or agency of the trustee specified in the notice given by the trustee of the final payment. The trustee will send notice of the final payment to the bondholders no later than five days prior to the final payment date, specifying the date set for the final payment and the amount of the payment.
The failure to pay accrued interest on any payment date (even if the failure is caused by a shortfall in system restoration charges received) will result in an event of default for the System Restoration Bonds unless such failure is cured within five business days. Please read “—Events of Default; Rights Upon Event of Default” in this prospectus. Any interest not paid when due (plus interest on the defaulted interest at the applicable interest rate to the extent lawful) will be payable to the bondholders on a special record date. The special record date will be at least fifteen business days prior to the date on which the trustee is to make such special payment (a special payment date). We will fix any special record date and special payment date. At least 10 days before any special record date, the trustee will send to each affected bondholder a notice that states the special record date, the special payment date and the amount of defaulted interest (plus interest on the defaulted interest) to be paid.
The entire unpaid principal amount of the System Restoration Bonds will be due and payable:
•on the final maturity date,
•if an event of default under the indenture occurs and is continuing and the trustee or the holders of a majority in principal amount of the System Restoration Bonds have declared the System Restoration Bonds to be immediately due and payable.
However, the nature of our business will result in payment of principal upon an acceleration of the System Restoration Bonds being made as funds become available. Please read “Risk Factors—Risks associated with the Unusual Nature of the Transition Property—Foreclosure of the trustee’s lien on the transition property securing the System Restoration Bonds might not be practical, and acceleration of the System Restoration Bonds before maturity might have little practical effect” and “—You may experience material payment delays or incur a loss on your investment in the System Restoration Bonds because the source of funds for payment is limited” in this prospectus.

At the time, if any, we issue the System Restoration Bonds in the form of definitive bonds and not to DTC or its nominee, the trustee will make payments with respect to that tranche on a payment date or a special payment date by wire transfer to each holder of a definitive bond of the tranche of record on the applicable record date to an account maintained by the payee.
If any special payment date or other date specified for any payments to bondholders is not a business day, the trustee will make payments scheduled to be made on that special payment date or other date on the next succeeding business day and no interest will accrue upon the payment during the intervening period.
Fees and Expenses
As set forth in the table below, the issuing entity is obligated to pay fees to the servicer, the trustee, its independent managers and Entergy Texas as administrator. The following table illustrates this arrangement.

Recipient	Source of Payment	Fees and Expenses Payable
Servicer	System restoration charge collections and investment earnings.	0.10% of the initial principal balance of the System Restoration Bonds on an annualized basis (so long as servicer is Entergy Texas or an affiliate)
Trustee	System restoration charge collections and investment earnings.	$10,000 per annum; plus expenses
Independent Managers	System restoration charge collections and investment earnings.	$5,000 per annum plus expenses
Administration Fee	System restoration charge collections and investment earnings.	$100,000 per annum reimbursable third-party costs

The annual servicing fee payable to any servicer not affiliated with Entergy Texas shall not at any time exceed 0.60% of the initial principal balance of the bonds unless such higher rate is approved by the Texas commission and the rating agency condition is satisfied.
System Restoration Bonds Will Be Issued in Book-Entry Form
The System Restoration Bonds will be available to investors only in the form of book-entry System Restoration Bonds. You may hold your bonds through DTC in the United States, Clearstream Banking, Luxembourg, S.A., referred to as Clearstream, or Euroclear in Europe. You may hold your bonds directly with one of these systems if you are a participant in the system or indirectly through organizations that are participants.
The Role of DTC, Clearstream and Euroclear
Cede & Co., as nominee for DTC, will hold the global bond or bonds representing the System Restoration Bonds. Clearstream and Euroclear will hold omnibus positions on behalf of the Clearstream customers and Euroclear participants, respectively, through customers’ securities accounts in Clearstream’s and Euroclear’s names on the books of their respective depositaries. These depositaries will, in turn, hold these positions in customers’ securities accounts in the depositaries’ names on the books of DTC.

The Function of DTC
DTC, the world’s largest securities depository, is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds and provides asset servicing for over 3.5 million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments (from over 100 countries) that DTC’s participants (“Direct Participants”) deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between Direct Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The DTC Rules applicable to its Participants are on file with the SEC. More information about DTC can be found at www.dtcc.com and www.dtc.org.
The Function of Clearstream
Clearstream holds securities for its customers and facilitates the clearance and settlement of securities transactions between Clearstream customers through electronic book-entry changes in accounts of Clearstream customers, thereby eliminating the need for physical movement of securities. Transactions may be settled by Clearstream in any of various currencies, including United States dollars. Clearstream provides to its customers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream also deals with domestic securities markets in various countries through established depositary and custodial relationships. Clearstream is registered as a bank in Luxembourg and therefore is subject to regulation by the Luxembourg Commission de Surveillance du Secteur Financier, which supervises Luxembourg banks. Clearstream’s customers are world-wide financial institutions including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations, among others, and may include the underwriters of the System Restoration Bonds. Clearstream’s U.S. customers are limited to securities brokers and dealers and banks. Clearstream has customers located in various countries. Indirect access to Clearstream is also available to other institutions that clear through or maintain a custodial relationship with an account holder of Clearstream. Clearstream has established an electronic bridge with Euroclear to facilitate settlement of trades between Clearstream and Euroclear.
The Function of Euroclear
The Euroclear System was created in 1968 in Brussels. Euroclear holds securities and book-entry interests in securities for Euroclear participants and facilitates the clearance and settlement of securities transactions between Euroclear participants, and between Euroclear participants and participants of certain other securities intermediaries through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of securities and any risk from lack of simultaneous transfers of securities and cash. Such transactions may be settled in any of various currencies, including United States dollars.

The Euroclear System includes various other services, including, among other things, safekeeping, administration, clearance and settlement, securities lending and borrowing and interfaces with domestic markets in several countries generally similar to the arrangements for cross-market transfers with DTC described below. The Euroclear System is operated by Euroclear Bank SA/NV. Euroclear participants include central banks and other banks, securities brokers and dealers and other professional financial intermediaries and may include the underwriters of the System Restoration Bonds. Indirect access to the Euroclear System is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.
Terms and Conditions of Euroclear
Securities clearance accounts and cash accounts with Euroclear are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the “Terms and Conditions”). These Terms and Conditions govern transfers of securities and cash within the Euroclear System, withdrawals of securities and cash from the Euroclear System and receipts of payments with respect to securities in the Euroclear System. All securities in Euroclear are held on a fungible basis without attribution of specific securities to specific securities clearance accounts. Euroclear acts under the Terms and Conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding through Euroclear participants.
The Rules for Transfers Among DTC, Clearstream or Euroclear Participants
Transfers between DTC participants will occur in accordance with DTC rules. Transfers between Clearstream customers or Euroclear participants will occur in the ordinary way in accordance with their applicable rules and operating procedures and will be settled using procedures applicable to conventional securities held in registered form.
Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream customers or Euroclear participants, on the other, will be effected through DTC in accordance with DTC rules on behalf of the relevant European international clearing system by its depositary; however, those cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in that system in accordance with its rules and procedures and within its established deadlines, which will be based on European time. The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its depositary to take action to effect final settlement on its behalf by delivering or receiving System Restoration Bonds in DTC and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream customers and Euroclear participants may not deliver instructions directly to Clearstream’s and Euroclear’s depositaries.
Because of time-zone differences, credits of securities in Clearstream or Euroclear as a result of a transaction with a participant will be made during the subsequent securities settlement processing, dated the business day following the DTC settlement date, and those credits or any transactions in those securities settled during that processing will be reported to the relevant Clearstream customer or Euroclear participant on that business day. Cash received in Clearstream or Euroclear as a result of sales of securities by or through a Clearstream customer or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in DTC.

DTC Will Be the Holder of the System Restoration Bonds
System restoration bondholders that are not participants or indirect participants but desire to purchase, sell or otherwise transfer ownership of, or other interest in, System Restoration Bonds may do so only through participants and indirect participants. In addition, system restoration bondholders will receive all payments of principal of and interest on the System Restoration Bonds from the trustee through the participants, who in turn will receive them from DTC. Under a book-entry format, system restoration bondholders may experience some delay in their receipt of payments because payments will be forwarded by the trustee to Cede & Co., as nominee for DTC. DTC will forward those payments to its participants, who thereafter will forward them to indirect participants or system restoration bondholders. It is anticipated that the only “bondholder” will be Cede & Co., as nominee of DTC. The trustee will not recognize system restoration bondholders as bondholders, as that term is used in the indenture, and system restoration bondholders will be permitted to exercise the rights of bondholders only indirectly through the participants, who in turn will exercise the rights of system restoration bondholders through DTC.
Under the rules, regulations and procedures creating and affecting DTC and its operations, DTC is required to make book-entry transfers of book-entry certificates among participants on whose behalf it acts with respect to the System Restoration Bonds and is required to receive and transmit payments of principal and interest on the System Restoration Bonds. Participants and indirect participants with whom system restoration bondholders have accounts with respect to the System Restoration Bonds similarly are required to make book-entry transfers and receive and transmit those payments on behalf of their respective system restoration bondholders. Accordingly, although system restoration bondholders will not possess System Restoration Bonds, system restoration bondholders will receive payments and will be able to transfer their interests.
Because DTC can act only on behalf of participants, who in turn act on behalf of indirect participants and certain banks, the ability of a bondholder to pledge System Restoration Bonds to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of those bonds, may be limited due to the lack of a physical certificate for those bonds.
DTC has advised us that it will take any action permitted to be taken by a bondholder under the indenture only at the direction of one or more participants to whose account with DTC the System Restoration Bonds are credited. Additionally, DTC has advised us that it will take those actions with respect to specified percentages of the collateral amount only at the direction of and on behalf of participants whose holdings include interests that satisfy those specified percentages. DTC may take conflicting actions with respect to other interests to the extent that those actions are taken on behalf of participants whose holdings include those interests.
Except as required by law, none of any underwriter, the servicer, Entergy Texas, the trustee, us or any other party will have any liability for any aspect of the records relating to or payments made on account of beneficial interests in the certificates held by Cede & Co., as nominee for DTC, or for maintaining, supervising or reviewing any records relating to such beneficial interests.
How Transition Bond Payments Will Be Credited by Clearstream and Euroclear
Payments with respect to System Restoration Bonds held through Clearstream or Euroclear will be credited to the cash accounts of Clearstream customers or Euroclear participants in accordance with the applicable system’s rules and operating procedures, to the extent received by its depositary. Those payments will be subject to tax reporting in accordance with relevant United States tax laws and regulations. Please read “Material U.S. Federal Income

Tax Consequences” in this prospectus. Clearstream or the Euroclear operator, as the case may be, will take any other action permitted to be taken by a bondholder under the indenture on behalf of a Clearstream customer or Euroclear participant only in accordance with its applicable rules and operating procedures and subject to its depositary’s ability to effect those actions on its behalf through DTC.
Although DTC, Clearstream and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of the System Restoration Bonds among participants of DTC, Clearstream and Euroclear, they are under no obligation to perform or continue to perform those procedures, and those procedures may be discontinued at any time.
Definitive System Restoration Bonds
We will issue System Restoration Bonds in registered, certificated form to bondholders, or their nominees, rather than to DTC, only under the circumstances provided in the indenture, which will include: (1) us advising the trustee in writing that DTC is no longer willing or able to properly discharge its responsibilities as nominee and depositary with respect to the book-entry bonds and that we are unable to locate a qualified successor, (2) our electing to terminate the book-entry system through DTC, with written notice to the trustee, or (3) after the occurrence of an event of default under the indenture, holders of System Restoration Bonds aggregating not less than a majority of the aggregate outstanding principal amount of the System Restoration Bonds maintained as book-entry bonds advising us, the trustee, and DTC in writing that the continuation of a book-entry system through DTC (or a successor) is no longer in the best interests of those bondholders. Upon issuance of definitive bonds, the System Restoration Bonds evidenced by such definitive bonds will be transferable directly (and not exclusively on a book-entry basis) and registered holders will deal directly with the trustee with respect to transfers, notices and payments.
Upon surrender by DTC of the definitive securities representing the System Restoration Bonds and instructions for registration, the issuing entity will sign and the trustee will authenticate and deliver the System Restoration Bonds in the form of definitive bonds, and thereafter the trustee will recognize the registered holders of the definitive bonds as bondholders under the indenture.
The trustee will make payment of principal of and interest on the System Restoration Bonds directly to bondholders in accordance with the procedures set forth herein and in the indenture. The trustee will make interest payments and principal payments to bondholders in whose names the definitive bonds were registered at the close of business on the related record date. The trustee will make payments by wire transfer to the bondholder as described in the indenture or in such other manner as may be provided in the series supplement. The trustee will make the final payment on any System Restoration Bond (whether definitive bonds or bonds registered in the name of Cede & Co.), however, only upon presentation and surrender of the bond on the final payment date at the office or agency that is specified in the notice of final payment to bondholders. The trustee will provide the notice to registered bondholders not later than the fifth day prior to the final payment date.
Definitive bonds will be transferable and exchangeable at the offices of the transfer agent and registrar, which initially will be the trustee. There will be no service charge for any registration of transfer or exchange, but the transfer agent and registrar may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith.

Relationship to the 2009 Transition Bonds
Although the 2009 Transition Bonds and the System Restoration Bonds offered by this prospectus are issued by different issuing entities each of whom has its own transition property, system restoration charges relating to each such issuing entity will be collected through single bills to individual retail customers and associated retail electric providers that include all charges related to the purchase of electricity, without separately itemizing the system restoration charge or system restoration charge component of the bill or the system restoration charge or system restoration charge components applicable to each issuing entity. In the event a customer does not pay in full all amounts owed under any bill including system restoration charges, Entergy Texas will allocate that shortfall, first, ratably based on the amount owed to Entergy Texas or other parties (including those amounts associated with the bonds, the 2009 Transition Bonds and future transition bonds or system restoration bonds) and the amount owed for other fees and charges, other than late charges, and second, all remaining collections will be allocated to late charges. Please read “The Servicing Agreement—Remittances to Collection Account” in this prospectus.
Access of Bondholders
Upon written request of any bondholder or group of bondholders of System Restoration Bonds evidencing not less than 10 percent of the aggregate outstanding principal amount of the System Restoration Bonds, the trustee will afford the bondholder or bondholders making such request a copy of a current list of bondholders for purposes of communicating with other bondholders with respect to their rights under the indenture.
The indenture does not provide for any annual or other meetings of bondholders.
Reports to Bondholders
On or prior to each payment date, special payment date or any other date specified in the indenture for payments with respect to any tranche of System Restoration Bonds, the servicer will deliver to the trustee, and the trustee will make available on its website (currently located at https://gctinvestorreporting.bnymellon.com), a statement prepared by the servicer with respect to the payment to be made on the payment date, special payment date or other date, as the case may be, setting forth the following information:
•the amount of the payment to bondholders allocable to (1) principal and (2) interest,
•the aggregate outstanding principal balance of the System Restoration Bonds, before and after giving effect to payments allocated to principal reported immediately above,
•the difference, if any, between the amount specified immediately above and the principal amount scheduled to be outstanding on that date according to the related expected amortization schedule,
•any other transfers and payments to be made on such payment date, including amounts paid to the trustee and the servicer, and
•the amounts on deposit in the capital subaccount and the excess funds subaccount, after giving effect to the foregoing payments.

Unless and until System Restoration Bonds are no longer issued in book-entry form, the reports will be provided to the depository for the System Restoration Bonds, or its nominee, as sole beneficial owner of the System Restoration Bonds. The reports will be available to bondholders upon written request to the trustee or the servicer. Such reports will not constitute financial statements prepared in accordance with generally accepted accounting principles. The financial information provided to bondholders will not be examined and reported upon by an independent public accountant. In addition, an independent public accountant will not provide an opinion on the financial information.
Within the prescribed period of time for tax reporting purposes after the end of each calendar year during the term of the System Restoration Bonds, the trustee, so long as it is acting as paying agent and transfer agent and registrar for the System Restoration Bonds, will, upon written request by us or any bondholder, send to persons who at any time during the calendar year were bondholders and received any payment on the System Restoration Bonds, a statement containing certain information for the purposes of the bondholder’s preparation of United States federal and state income tax returns.
Website Disclosure
We will, to the extent permitted by and consistent with our legal obligations under applicable law, cause to be posted on a website associated with Entergy Texas, currently located at www.entergy.com, and shall direct the trustee to post on its website for investors, the following information (other than any such information filed with the SEC and publicly available to investors unless we specifically request such items to be posted) with respect to the outstanding System Restoration Bonds, in each case, to the extent such information is reasonably available to us:
•the final prospectus for the System Restoration Bonds,
•a statement of system restoration charge remittances made to the trustee,
•a statement reporting the balances in the collection account and in each subaccount of the collection account as of the end of each quarter or the most recent date available,
•a statement showing the balance of outstanding System Restoration Bonds that reflects the actual periodic payments made on the System Restoration Bonds during the applicable period,
•the semi-annual servicer’s certificate delivered for the System Restoration Bonds pursuant to the servicing agreement,
•the monthly servicer’s certificate delivered for the System Restoration Bonds pursuant to the servicing agreement,
•the text (or a link to the website where a reader can find the text) of each true-up filing in respect of the outstanding System Restoration Bonds and the results of each such true-up filing,
•any change in the long-term or short-term credit ratings of the servicer assigned by the rating agencies,
•material legislative or regulatory developments directly relevant to the System Restoration Bonds,

•any reports and other information that we are required to file with the SEC under the Exchange Act, and
•a quarterly statement either affirming that, to our or Entergy Texas’ knowledge, as applicable, in all material respects, for each materially significant retail electric provider, if any (A) each such retail electric provider has been billed in compliance with the requirements outlined in the financing order, (B) each such retail electric provider has made payments in compliance with the requirements outlined in the financing order, and (C) each such retail electric provider satisfies the creditworthiness requirements of the financing order, or if clauses (A), (B) and (C) has not occurred, such quarterly statements shall describe Entergy Texas’ actions.
Notwithstanding the foregoing, nothing in the indenture shall preclude us from voluntarily suspending or terminating our filing obligations as issuer with the SEC to the extent permitted by applicable law.
The address of the trustee’s website for investors is currently https://gctinvestorreporting.bnymellon.com. The trustee shall promptly notify us, investors and the rating agencies of any change to the address of the website for investors.
Information contained on Entergy’s or the trustee’s investor website or that can be accessed through either such website is not incorporated into and does not constitute a part of this registration statement
We and the Trustee May Modify the Indenture
Modifications of the Indenture that do not Require Consent of System Restoration Bondholders
From time to time, and without the consent of the bondholders (but with prior notice to the rating agencies and, in certain instances, with the consent or deemed consent of the Texas commission and when authorized by an issuer order), we may enter into one or more agreements supplemental to the indenture for various purposes described in the indenture, including:
•to correct or amplify the description of any property including, without limitation, the collateral subject to the indenture, or to better convey, assure and confirm to the trustee the property subject to the indenture, or to add additional property,
•to add to the covenants for the benefit of the bondholders and the trustee, or surrender any right or power conferred to us with the indenture,
•to convey, transfer, assign, mortgage or pledge any property to or with the trustee,
•to cure any ambiguity or mistake or correct or supplement any provision in the indenture or in any supplemental indenture which may be inconsistent with any other provision in the indenture or in any supplemental indenture or to make any other provisions with respect to matters or questions arising under the indenture or in any supplemental indenture, provided however, that (i) such action will not, as evidenced by an opinion of counsel, adversely affect in any material respect the interests of the bondholders and (ii) the rating agency condition shall have been satisfied with respect thereto,
•to evidence and provide for the acceptance of the appointment under the indenture of a successor trustee with respect to the bonds and to add or change any of the provisions of the indenture as shall be necessary to facilitate the administration of the trusts thereunder by more than one trustee,
•to evidence the succession of another person to us in accordance with the terms of the indenture and the assumption by any such successor of the covenants in the indenture and in the System Restoration Bonds,
•to modify, eliminate or add to the provisions of the indenture to such extent as shall be necessary to effect qualification under the Trust Indenture Act of 1939 or under any similar or successor federal statute hereafter enacted and to add to the indenture such other provisions as may be expressly required by the Trust Indenture Act of 1939,
•to set forth the terms of any tranche not theretofore authorized by the supplemental indenture establishing the terms of the System Restoration Bonds,
•to qualify the System Restoration Bonds for registration with a clearing agency,
•to satisfy any rating agency requirements,
•to make any amendment to the indenture or the bonds relating to the transfer and legending of the bonds to comply with applicable securities laws,
•to conform the text of the indenture or the bonds to any provision of the registration statement filed by us with the SEC with respect to the issuance of the bonds to the extent that such provision was intended to be a verbatim recitation of a provision of the indenture or the bonds.
We may also, without the consent of the bondholders, enter into one or more other agreements supplemental to the indenture so long as (i) the supplemental agreement does not, as evidenced by an opinion of counsel experienced in structured finance transactions, adversely affect the interests of any holders of System Restoration Bonds then outstanding in any material respect, (ii) the rating agency condition shall have been satisfied with respect thereto, and (iii) with respect to any amendment that would increase qualifying costs, we have obtained the consent or deemed consent of the PUCT.
Modifications of the Indenture that Require the Approval of System Restoration Bondholders.
We may, with the consent of bondholders holding not less than a majority of the aggregate outstanding principal amount of the System Restoration Bonds (and with prior notice to the rating agencies and with the consent or deemed consent of the Texas commission if such supplemental indenture will increase ongoing qualified costs), enter into one or more indentures supplemental to the indenture for the purpose of, among other things, adding any provisions to or changing in any manner or eliminating any of the provisions of the indenture. In determining whether a majority of holders have consented, System Restoration Bonds owned by us, Entergy Texas or any affiliate of us shall be disregarded, except that, in determining whether the trustee shall be protected in relying upon any such consent, the trustee shall only be required to disregard any System Restoration Bonds it actually knows to be so owned. No supplement, however, may, without the consent of each bondholder of each tranche affected thereby, take certain actions enumerated in the indenture, including:
•change the date of payment of any installment of principal of or premium, if any, or interest on any System Restoration Bond of such tranche, or reduce in any manner the principal amount thereof, the interest rate thereon or the premium, if any, with respect thereto,
•change the provisions of the indenture and any applicable supplemental indenture relating to the application of collections on, or the proceeds of the sale of, the collateral to payment of principal of or premium, if any, or interest on the System Restoration Bonds, or change the coin or currency in which any System Restoration Bond or any interest thereon is payable,
•impair the right to institute suit for the enforcement of those provisions of the indenture specified therein regarding payment or application of funds,
•reduce the percentage of the aggregate amount of the outstanding System Restoration Bonds, or of a tranche thereof, the consent of the system restoration bondholders of which is required for any supplemental indenture, or the consent of the system restoration bondholders of which is required for any waiver of compliance with those provisions of the indenture specified therein or of defaults specified therein and their consequences provided for in the indenture or modify certain aspects of the definition of the term “outstanding,”
•reduce the percentage of the outstanding amount of the System Restoration Bonds or tranche the holders of which are required to consent to direct the trustee to sell or liquidate the collateral,
•modify any of the provisions of the indenture in a manner so as to affect the amount of any payment of interest, principal or premium, if any, payable on any System Restoration Bond of such tranche on any payment date or change the expected sinking fund schedules or final maturity dates of any System Restoration Bonds of such tranche,
•decrease the required capital amount,
•permit the creation of any lien ranking prior to or on a parity with the lien of the indenture with respect to any of the collateral for the System Restoration Bonds or tranche or, except as otherwise permitted or contemplated in the indenture, terminate the lien of the indenture on any property at any time subject thereto or deprive the holder of any System Restoration Bond of the security provided by the lien of the indenture, or
•cause any material adverse federal income tax consequence to the seller, the issuing entity, the manager, the trustee or the beneficial owners of the System Restoration Bonds.
Promptly following the execution of any supplement to the indenture requiring the approval of the bondholders, we will furnish either a copy of such supplement or written notice of the substance of the supplement to each bondholder, and a copy of such supplement to each rating agency.

Notification of the Rating Agencies, the Texas Commission, the Trustee and the System Restoration Bondholders of Any Modification
If we, Entergy Texas, the administrator or the servicer or any other party to the applicable agreement:
•proposes to amend, modify, waive, supplement, terminate or surrender, or agree to any amendment, modification, waiver, supplement, termination or surrender of, the terms of the sale agreement, the administration agreement or the servicing agreement, or
•waives timely performance or observance by Entergy Texas, the administrator or the servicer under the sale agreement, the administration agreement or the servicing agreement, in each case in a way which would materially and adversely affect the interests of system restoration bondholders, we must first notify the rating agencies of the proposed amendment, modification, waiver, supplement, termination or surrender and satisfy the rating agency condition. Upon satisfaction of the rating agency condition, we must thereafter notify the trustee and the Texas commission in writing, and the trustee shall notify the system restoration bondholders of the proposed amendment modification, waiver, supplement, termination or surrender and whether the rating agency condition has been satisfied with respect thereto. The trustee will consent to such proposed amendment, modification, waiver, supplement, termination or surrender only if the rating agency condition is satisfied and only with the prior written consent of the holders of a majority of the outstanding principal amount of the System Restoration Bonds of the tranches materially and adversely affected thereby and, if the proposed amendment, modification, waiver, supplement, termination or surrender would increase ongoing qualified costs as defined in the financing order, the consent or deemed consent of the Texas commission. In determining whether a majority of holders have consented, System Restoration Bonds owned by us, Entergy Texas or any affiliate of us shall be disregarded, except that, in determining whether the trustee shall be protected in relying upon any such consent, the trustee shall only be required to disregard any System Restoration Bonds it actually knows to be so owned.
Modifications to the Sale Agreement, the Administration Agreement and the Servicing Agreement
With the prior written consent of the trustee (subject to the delivery of the opinion of counsel set forth below), the sale agreement, the administration agreement and the servicing agreement may be amended in accordance with the terms of such agreements, so long as the rating agency condition is satisfied in connection therewith, at any time and from time to time, without the consent of the system restoration bondholders but, with respect to amendments that would increase ongoing qualified costs as defined in the financing order, with the consent or deemed consent of the Texas commission. However, any such amendment may not adversely affect the interest of any bondholder in any material respect without the consent of the holders of a majority of the outstanding principal amount of the System Restoration Bonds. In determining whether a majority of holders have consented, System Restoration Bonds owned by us, Entergy Texas or any affiliate of us shall be disregarded, except that, in determining whether the trustee shall be protected in relying upon any such consent, the trustee shall only be required to disregard any System Restoration Bonds it actually knows to be so owned. The parties to the servicing agreement acknowledge that the financing order provides that the Texas commission, acting through its authorized legal representative and for the benefit of Texas ratepayers, may enforce the servicer’s obligations imposed under the servicing agreement pursuant to the financing order to the extent permitted by law.

In addition, the sale agreement, the administration agreement and the servicing agreement may be amended with ten business days’ prior written notice given to the rating agencies, and, solely with respect to the servicing agreement, the prior written consent of the trustee (subject to, and given in reliance on, the opinion of counsel to be delivered pursuant to the servicing agreement) and, if the contemplated amendment may in the judgment of the Texas commission increase ongoing qualified costs, the consent of the Texas commission, but without the consent of the system restoration bondholders, (i) to cure any ambiguity, to correct or supplement any provisions in the applicable agreement or for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions in such agreement or of modifying in any manner the rights of the system restoration bondholders; provided, however, that such action shall not, as evidenced by an officer’s certificate delivered to the issuing entity and the trustee, adversely affect in any material respect the interests of any bondholder or (ii) to conform the provisions of the applicable agreement to the description of such agreement in this prospectus. Promptly after the execution of any such amendment or consent, the issuing entity shall furnish copies of such amendment or consent to each of the rating agencies.
In executing any amendment to a basic document, the trustee shall be fully protected in relying upon, an officer’s certificate and an opinion of counsel stating that such action is authorized or permitted by the indenture and all conditions precedent to such amendment have been satisfied.
Enforcement of the Sale Agreement, the Administration Agreement, any Intercreditor Agreement and the Servicing Agreement
The indenture provides that we will take all lawful actions to enforce our rights under the sale agreement, the administration agreement and the servicing agreement to compel or secure the performance and observance by the seller, the servicer, the administrator and ETI of each of their respective obligations to us under or in connection with the sale agreement, the servicing agreement and the administration agreement in accordance with the terms thereof. So long as no event of default occurs and is continuing, we may exercise any and all rights, remedies, powers and privileges lawfully available to us under or in connection with the sale agreement, the administration agreement and the servicing agreement. However, if we or the servicer propose to amend, modify, waive, supplement, terminate or surrender, or agree to any amendment, modification, supplement, termination, waiver or surrender of, the process for adjusting the system restoration charges, we must notify the trustee and the Texas commission in writing and the trustee must notify the system restoration bondholders of this proposal. In addition, the trustee may consent to this proposal only with the consent of the Texas commission and the written consent of the holders of a majority of the principal amount of the outstanding System Restoration Bonds of the tranches affected thereby and only if the rating agency condition is satisfied. In determining whether a majority of holders have consented, System Restoration Bonds owned by us, Entergy Texas or any affiliate of us shall be disregarded, except that, in determining whether the trustee shall be protected in relying upon any such consent, the trustee shall only be required to disregard any System Restoration Bonds it actually knows to be so owned.
If an event of default occurs and is continuing, the trustee may, and, at the written direction of the holders of a majority of the outstanding amount of all affected tranches of System Restoration Bonds, will, exercise all of our rights, remedies, powers, privileges and claims against Entergy Texas, the seller, the administrator and servicer, under or in connection with the sale agreement, administration agreement and servicing agreement, and any right of ours to take this action shall be suspended.

Procedure for obtaining consent or deemed consent of the Texas commission
To the extent the consent of the Texas commission is required to effect any amendment, modification or supplemental indenture of the indenture or any other of the basic documents, the indenture sets forth procedures whereby we may request such consent and the Texas commission shall, within 30 days of receiving such a request, either (i) provide notice of its determination that the proposed amendment or modification will not under any circumstances have the effect of increasing the ongoing qualified costs related to the System Restoration Bonds, (ii) provide notice of its consent or lack of consent, or (iii) be conclusively deemed to have consented to the proposed amendment, modification or supplemental indenture, unless, within such 30 day period, the Texas commission delivers to us a written statement requesting an additional amount of time, not to exceed 30 days, in which to consider whether to consent to the proposed amendment, modification or supplemental indenture. If the Texas commission requests an extension of time as described above, the Texas commission shall either (i) provide notice of its consent or lack of consent or notice of its determination that the proposed amendment or modification will not under any circumstances increase the ongoing qualified costs related to the System Restoration Bonds no later than the last day of such extended period of time or (ii) be conclusively deemed to have consented to the proposed amendment, modification or supplemental indenture on the last day of such extended period of time.
Our Covenants
We may not consolidate with or merge into any other entity, unless:
•the entity formed by or surviving the consolidation or merger is organized under the laws of the United States or any state;
•the entity expressly assumes, by a supplemental indenture, the performance or observance of all of our agreements and covenants under the indenture and the series supplement;
•the entity expressly assumes all of our obligations and succeeds to all of our rights under the sale agreement, servicing agreement and any other basic document to which we are a party;
•no default, event of default or servicer default under the indenture has occurred and is continuing immediately after giving effect to the merger or consolidation;
•the rating agency condition will have been satisfied with respect to the merger or consolidation;
•we have delivered to Entergy Texas, the trustee and the rating agencies an opinion or opinions of outside tax counsel (as selected by us, in form and substance reasonably satisfactory to Entergy Texas, and which may be based on a ruling from the IRS) to the effect that the consolidation or merger will not result in a material adverse federal or state income tax consequence to us, Entergy Texas, the trustee or the then existing bondholders;
•any action as is necessary to maintain the lien and the first priority perfected security interest in the collateral created by the indenture and the series supplement has been taken, as evidenced by an opinion of counsel of external counsel; and

•we have delivered to the trustee an officer’s certificate and an opinion of counsel of external counsel, each stating that all conditions precedent in the indenture provided for relating to the transaction have been complied with.
We may not sell, convey, exchange, transfer or otherwise dispose of any of our properties or assets included in the collateral to any person or entity, unless:
•the person or entity acquiring the properties and assets:
•is a United States citizen or an entity organized under the laws of the United States or any state,
•expressly assumes, by a supplemental indenture, the performance or observance of all of our agreements and covenants under the indenture and the series supplement,
•expressly agrees by the supplemental indenture that all right, title and interest so conveyed or transferred will be subject and subordinate to the rights of bondholders,
•unless otherwise specified in the supplemental indenture referred to above, expressly agrees to indemnify, defend and hold us and the trustee harmless against and from any loss, liability or expense arising under or related to the indenture, the series supplement and the System Restoration Bonds (including the enforcement cost of such indemnity),
•expressly agrees by means of the supplemental indenture that the person (or if a group of persons, then one specified person) will make all filings with the SEC (and any other appropriate person) required by the Exchange Act in connection with the System Restoration Bonds; and
•if such sale, conveyance, exchange, transfer or disposal relates to our rights and obligations under the sale agreement or the servicing agreement, such person or entity assumes all obligations and succeeds to all of our rights under the sale agreement and the servicing agreement, as applicable;
•no default, event of default or servicer default under the indenture has occurred and is continuing immediately after giving effect to the transactions;
•the rating agency condition has been satisfied with respect to such transaction;
•we have delivered to Entergy Texas, the trustee and the rating agencies an opinion or opinions of outside tax counsel (as selected by us, in form and substance reasonably satisfactory to Entergy Texas, and which may be based on a ruling from the IRS) to the effect that the disposition will not result in a material adverse federal or state income tax consequence to us, Entergy Texas, the trustee or the then existing bondholders;
•any action as is necessary to maintain the lien and the first priority perfected security interest in the collateral created by the indenture and the series supplement has been taken as evidenced by an opinion of counsel of external counsel; and

•we have delivered to the trustee an officer’s certificate and an opinion of counsel of external counsel, each stating that the conveyance or transfer complies with the indenture and the series supplement and all conditions precedent therein provided for relating to the transaction have been complied with.
We will not, among other things, for so long as any System Restoration Bonds are outstanding:
•except as expressly permitted by the indenture, sell, transfer, exchange or otherwise dispose of any of our properties or assets unless directed to do so by the trustee;
•claim any credit on, or make any deduction from the principal or premium, if any, or interest payable in respect of, the System Restoration Bonds (other than amounts properly withheld from such payments under the Internal Revenue Code or other tax laws) or assert any claim against any present or former bondholder by reason of the payment of the taxes levied or assessed upon any part of the collateral;
•terminate our existence, or dissolve or liquidate in whole or in part, except as permitted above,
•permit the validity or effectiveness of the indenture or the series supplement, the administration agreement, the sale agreement and bill of sale, our certificate of formation or limited liability company agreement, the servicing agreement, the letter of representations or the underwriting agreement to be impaired;
•permit the lien of the indenture and the series supplement to be amended, hypothecated, subordinated, terminated or discharged or permit any person to be released from any covenants or obligations with respect to the System Restoration Bonds except as may be expressly permitted by the indenture;
•permit any lien, charge, claim, security interest, mortgage, pledge, equity or other encumbrance, other than the lien and security interest granted under the indenture or the series supplement, to be created on or extend to or otherwise arise upon or burden the collateral or any part thereof or any interest therein or the proceeds thereof (other than tax liens arising by operation of law with respect to amounts not yet due);
•permit the lien granted under the indenture or the series supplement not to constitute a valid first priority perfected security interest in the related collateral;
•enter into any swap, hedge or similar financial arrangement;
•elect to be classified as an association taxable as a corporation for federal tax purposes, file any tax return, make any election or take any other action inconsistent with our treatment, for federal income tax purposes and, to the extent consistent with applicable state tax law, state income and franchise tax purposes, as a disregarded entity that is not separate from our sole member;
•change our name, identity or structure or the location of our chief executive office, unless at least ten (10) business days prior to the effective date of any such change, we deliver to the trustee (with copies to each rating agency) such documents, instruments or agreements, executed by us, as are necessary to reflect such change and to continue the perfection of the security interest of the indenture or the series supplement;
•take any action which is subject to the rating agency condition if such action would result in a downgrade, suspension or withdrawal of the then-current ratings assigned to the System Restoration Bonds;
•except to the extent permitted by applicable law, voluntarily suspend or terminate our filing obligations with the SEC under the indenture; or
•issue any System Restoration Bonds (including System Restoration Bonds) under the Public Utility Regulatory Act or any similar law (other than the System Restoration Bonds offered hereby).
We may not engage in any business other than financing, purchasing, owning and managing the transition property and the other collateral and the issuance of the System Restoration Bonds in the manner contemplated by the financing order and the basic documents, or certain related activities incidental thereto.
We will not issue, incur, assume, guarantee or otherwise become liable for any indebtedness except for the System Restoration Bonds and any other indebtedness expressly permitted by or arising under the basic documents. Also, we will not, except as contemplated by the sale agreement, the servicing agreement or the indenture make any loan or advance or credit to, or guarantee (directly or indirectly or by an instrument having the effect of assuring another’s payment or performance on any obligation or capability of so doing or otherwise), endorse or otherwise become contingently liable, directly or indirectly, in connection with the obligations, stocks or dividends of, or own, purchase, repurchase or acquire (or agree contingently to do so) any stock, obligations, assets or securities of, or any other interest in, or make any capital contribution to, any other person. We will not, except for the acquisition of transition property as contemplated by the System Restoration Bonds and the basic documents, make any expenditure (by long-term or operating lease or otherwise) for capital assets (either realty or personalty).
We will not make any payments, distributions, dividends or redemptions to any holder of our equity interests in respect of that interest except in accordance with the indenture.
We will cause the servicer to deliver to the trustee the annual accountant’s certificates, compliance certificates, reports regarding distributions and statements to bondholders required by the servicing agreement.
Events of Default; Rights Upon Event of Default
An “event of default” with respect to the System Restoration Bonds is defined in the indenture as any one of the following events:
•a default for five business days in the payment of any interest on any System Restoration Bond (whether such failure to pay interest is caused by a shortfall in system restoration charges received or otherwise),
•a default in the payment of the then unpaid principal of any System Restoration Bond of any tranche on the final maturity date for that tranche,
•a default in the observance or performance of any of our covenants or agreements made in the indenture (other than defaults described above) and the continuation of any default for a period of 30 days after the earlier of (i) the date that written notice of the default is given to us by the trustee or to us and the trustee by the holders of at least 25% in principal amount of the System Restoration Bonds then outstanding or (ii) the date that we had actual knowledge of the default,
•any representation or warranty made by us in the indenture or in any certificate delivered pursuant to the indenture or in connection with the indenture having been incorrect in any material respect as of the time made, and such breach not having been cured within 30 days after the earlier of (i) the date that notice of the breach is given to us by the trustee or to us and the trustee by the holders of at least 25% in principal amount of the System Restoration Bonds then outstanding or (ii) the date that we had actual knowledge of the default,
•certain events of bankruptcy, insolvency, receivership or liquidation, or
•a breach by the State of Texas or any of its agencies (including the Texas commission), officers or employers that violates or is not in accordance with the State’s pledge.
If an event of default (other than as specified in the sixth bullet point above) should occur and be continuing with respect to the System Restoration Bonds, the trustee or holders of not less than a majority in principal amount of the System Restoration Bonds then outstanding may declare the unpaid principal of the System Restoration Bonds and all accrued and unpaid interest thereon to be immediately due and payable. However, the nature of our business will result in payment of principal upon an acceleration of the System Restoration Bonds being made as funds become available. Please read “Risk Factors—Risks Associated with the Unusual Nature of the Transition Property—Foreclosure of the trustee’s lien on the transition property for the System Restoration Bonds might not be practical, and acceleration of the System Restoration Bonds before maturity might have little practical effect” and “Risk Factors—You may experience material payment delays or incur a loss on your investment in the System Restoration Bonds because the source of funds for payment is limited” in this prospectus. The holders of a majority in principal amount of the System Restoration Bonds may rescind that declaration under certain circumstances set forth in the indenture. Additionally, the trustee may exercise all of our rights, remedies, powers, privileges and claims against the seller or the servicer under or in connection with the sale agreement, the servicing agreement and the administration agreement. If an event of default as specified in the sixth bullet above has occurred, the servicer will be obligated to institute (and the trustee, for the benefit of the bondholders, will be entitled and empowered to institute) any suits, actions or proceedings at law, in equity or otherwise, to enforce the State’s pledge and to collect any monetary damages as a result of a breach thereof, and each of the servicer and the trustee may prosecute any suit, action or proceeding to final judgment or decree. The servicer will be required to advance its own funds in order to bring any suits, actions or proceedings and, for so long as the legal actions were pending, the servicer will be required, unless otherwise prohibited by applicable law or court or regulatory order in effect at that time, to bill and collect the system restoration charges, perform adjustments and discharge its obligations under the servicing agreement. The costs of any such action would be payable by the seller pursuant to the sale agreement. The trustee will not be deemed to have knowledge of any event of default or a breach of representation or warranty unless a responsible officer of the trustee has actual knowledge of the default or the trustee has received written notice of the default in accordance with the indenture.
If the System Restoration Bonds have been declared to be due and payable following an event of default, the trustee may elect to have us maintain possession of all or a portion of such transition property and continue to apply system restoration charge collections as if there had been no declaration of acceleration. There is likely to be a limited market, if any, for the transition property following a foreclosure, in light of the event of default, the unique nature of the transition property as an asset and other factors discussed in this prospectus. In addition, the trustee is prohibited from selling the transition property following an event of default, other than a default in the payment of any principal or a default for five business days or more in the payment of any interest on any System Restoration Bond, which requires the direction of holders of a majority in principal amount of the System Restoration Bonds, unless:
•the holders of all the outstanding System Restoration Bonds consent to the sale,
•the proceeds of the sale are sufficient to pay in full the principal of and the accrued interest on the outstanding System Restoration Bonds, or
•the trustee determines that the proceeds of the collateral would not be sufficient on an ongoing basis to make all payments on the System Restoration Bonds as those payments would have become due if the System Restoration Bonds had not been declared due and payable, and the trustee obtains the written consent of the holders of 66 2/3% of the aggregate outstanding amount of the System Restoration Bonds.
Subject to the provisions of the indenture relating to the duties of the trustee, if an event of default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the System Restoration Bonds at the request or direction of any of the holders of System Restoration Bonds if the trustee reasonably believes it will not be adequately indemnified against the costs, expenses and liabilities which might be incurred by it in complying with the request. Subject to the provisions for indemnification and certain limitations contained in the indenture:
•the holders of not less than a majority in principal amount of the outstanding System Restoration Bonds of an affected tranche will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee and,
•the holders of not less than a majority in principal amount of the System Restoration Bonds may, in certain cases, waive any default with respect thereto, except a default in the payment of principal or interest or a default in respect of a covenant or provision of the indenture that cannot be modified without the consent of all of the holders of the outstanding System Restoration Bonds of all tranches affected thereby.
No holder of any System Restoration Bond will have the right to institute any proceeding, to avail itself of any remedies provided in the Public Utility Regulatory Act or of the right to foreclose on the collateral, or otherwise to enforce the lien and security interest on the collateral or to seek the appointment of a receiver or trustee, or for any other remedy under the indenture, unless:
•the holder previously has given to the trustee written notice of a continuing event of default,
•the holders of not less than a majority in principal amount of the outstanding System Restoration Bonds have made written request of the trustee to institute the proceeding in its own name as trustee,
•the holder or holders have offered the trustee satisfactory indemnity,
•the trustee has for 60 days failed to institute the proceeding, and

•no direction inconsistent with the written request has been given to the trustee during the 60-day period by the holders of a majority in principal amount of the outstanding System Restoration Bonds.
In addition, the trustee and the servicer will covenant and each bondholder will be deemed to covenant that it will not, prior to the date which is one year and one day after the termination of the indenture, institute against us or against our managers or our member or members any bankruptcy, reorganization or other proceeding under any federal or state bankruptcy or similar law, subject to the right of a Travis county, Texas district court to order sequestration and payment of revenues arising with respect to the transition property.
Neither any manager nor the trustee in its individual capacity, nor any holder of any ownership interest in us, nor any of their respective owners, beneficiaries, agents, officers, directors, employees, successors or assigns will, in the absence of an express agreement to the contrary, be personally liable for the payment of the principal of or interest on the System Restoration Bonds or for our agreements contained in the indenture.
Actions by Bondholders
Subject to certain exceptions, the holders of not less than a majority of the aggregate outstanding amount of the System Restoration Bonds of the affected tranche or tranches will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, of exercising any trust or power conferred on the trustee under the indenture; provided that:
•the direction is not in conflict with any rule of law or with the indenture and would not involve the trustee in personal liability or expense;
•subject to the other conditions described above under “—Events of Default; Rights Upon Event of Default”, the consent of 100% of the bondholders is required to direct the trustee to sell the collateral (other than event of default for failure to pay interest or principal at maturity);
•if the trustee elects to retain the collateral in accordance with the indenture, then any direction to the trustee by less than 100% of the bondholders will be of no force and effect; and
•the trustee may take any other action deemed proper by the trustee which is not inconsistent with the direction.
In circumstances under which the trustee is required to seek instructions from the holders of the System Restoration Bonds of any tranche with respect to any action or vote, the trustee will take the action or vote for or against any proposal in proportion to the principal amount of the corresponding tranche, as applicable, of System Restoration Bonds taking the corresponding position. Notwithstanding the foregoing, the indenture allows each bondholder to institute suit for the nonpayment of (1) the interest, if any, on its System Restoration Bonds which remains unpaid as of the applicable due date and (2) the unpaid principal, if any, of its System Restoration Bonds on the final maturity date therefor.

Annual Report of Trustee
If required by the Trust Indenture Act of 1939, the trustee will be required to send each year to all bondholders a brief report. The report must state, among other things:
•the trustee’s eligibility and qualification to continue as the trustee under the indenture,
•any amounts advanced by it under the indenture,
•the amount, interest rate and maturity date of specific indebtedness owing by us to the trustee in the trustee’s individual capacity,
•the property and funds physically held by the trustee,
•any additional issue of the System Restoration Bonds not previously reported, and
•any action taken by it that materially affects the System Restoration Bonds and that has not been previously reported.
Annual Compliance Statement
We will file annually with the trustee and the rating agencies a written statement as to whether we have fulfilled our obligations under the indenture.
Satisfaction and Discharge of Indenture
The indenture will cease to be of further effect with respect to the System Restoration Bonds and the trustee, on our written demand and at our expense, will execute instruments acknowledging satisfaction and discharge of the indenture with respect to the System Restoration Bonds, when:
•either (a) all System Restoration Bonds which have already been authenticated or delivered, with certain exceptions set forth in the indenture, have been delivered to the trustee for cancellation or (b) either (i) the scheduled final payment date has occurred with respect to all bonds not previously delivered to the trustee for cancellation or (ii) the scheduled final payment dates are within one year and, in any such case, we have irrevocably deposited in trust with the trustee cash and/or U.S. government obligations in an aggregate amount sufficient to pay principal, interest and premiums, if any, on the System Restoration Bonds and all other sums payable by us with respect to the System Restoration Bonds when scheduled to be paid and to discharge the entire indebtedness on such System Restoration Bonds when due,
•we have paid all other sums payable by us under the indenture with respect to the System Restoration Bonds, and
•we have delivered to the trustee an officer’s certificate, an opinion of external counsel, and if required by the Trust Indenture Act or the trustee, a certificate from a firm of independent registered public accountants, each stating that there has been compliance with the conditions precedent in the indenture relating to the satisfaction and discharge of the indenture.

Our Legal and Covenant Defeasance Options
We may, at any time, terminate all of our obligations under the indenture, referred to herein as the legal defeasance option, or terminate our obligations to comply with some of the covenants in the indenture, including some of the covenants described under “—Our Covenants,” referred to herein as our covenant defeasance option.
We may exercise the legal defeasance option of the System Restoration Bonds notwithstanding our prior exercise of the covenant defeasance option. If we exercise the legal defeasance option, the System Restoration Bonds will be entitled to payment only from the funds or other obligations set aside under the indenture for payment thereof on the scheduled final payment date or redemption date therefor as described below. The System Restoration Bonds will not be subject to payment through redemption or acceleration prior to the scheduled final payment date or redemption date, as applicable. If we exercise the legal defeasance option, the final payment of the System Restoration Bonds may not be accelerated because of an event of default. If we exercise the covenant defeasance option, the final payment of the System Restoration Bonds may not be accelerated because of an event of default relating to a default in the observance or performance of any of our covenants or agreements made in the indenture.
The indenture provides that we may exercise our legal defeasance option or our covenant defeasance option of System Restoration Bonds only if:
•we irrevocably deposit or cause to be irrevocably deposited in trust with the trustee cash and/or U.S. government obligations in an aggregate amount sufficient to pay principal, interest and premium, if any, on the System Restoration Bonds other sums payable by us under the indenture with respect to the System Restoration Bonds when scheduled to be paid and to discharge the entire indebtedness on the System Restoration Bonds when due,
•we deliver to the trustee a certificate from a nationally recognized firm of independent registered public accountants expressing its opinion that the payments of principal and interest on the U.S. government obligations when due and without reinvestment plus any deposited cash will provide cash at times and in sufficient amounts to pay in respect of the System Restoration Bonds:
•principal in accordance with the expected sinking fund schedule therefor,
•interest when due, and
•all other sums payable by us under the indenture with respect to the System Restoration Bonds,
•in the case of the legal defeasance option, 95 days pass after the deposit is made and during the 95-day period no default relating to events of our bankruptcy, insolvency, receivership or liquidation occurs and is continuing at the end of the period,
•no default has occurred and is continuing on the day of this deposit and after giving effect thereto,
•in the case of the legal defeasance option, we deliver to the trustee an opinion of external counsel stating that: we have received from, or there has been published by, the IRS a ruling, or since the date of execution of the indenture, there has been a change in the applicable federal income tax law, and in either case confirming that the holders of the System Restoration Bonds will not recognize income, gain or loss for federal income tax purposes as a result of the exercise of the legal defeasance option and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the legal defeasance had not occurred,
•in the case of the covenant defeasance option, we deliver to the trustee an opinion of external counsel to the effect that the holders of the System Restoration Bonds will not recognize income, gain or loss for federal income tax purposes as a result of the exercise of the covenant defeasance option and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the covenant defeasance had not occurred,
•we deliver to the trustee a certificate of one of our officers and an opinion of external counsel, each stating that all conditions precedent to the legal defeasance option or the covenant defeasance option, as applicable, have been complied with as required by the indenture,
•we deliver to the trustee an opinion of external counsel to the effect that (a) in a case under the Bankruptcy Code in which Entergy Texas (or any of its affiliates, other than us) is the debtor, the court would hold that the deposited cash or U.S. government obligations would not be in the bankruptcy estate of Entergy Texas (or any of its affiliates, other than us, that deposited the cash or U.S. government obligations); and (b) in the event Entergy Texas (or any of its affiliates, other than us, that deposited the cash or U.S. government obligations), were to be a debtor in a case under the Bankruptcy Code, the court would not disregard the separate legal existence of Entergy Texas (or any of its affiliates, other than us, that deposited the cash or U.S. government obligations) and us so as to order substantive consolidation under the Bankruptcy Code of our assets and liabilities with the assets and liabilities of Entergy Texas or such other affiliate, and
•the rating agency condition has been satisfied with respect to the exercise of any legal defeasance option or covenant defeasance option.
No Recourse to Others
No recourse may be taken directly or indirectly, by the holders with respect to our obligations on the System Restoration Bonds, under the indenture or any supplement thereto or any certificate or other writing delivered in connection therewith, against (1) any owner of a beneficial interest in us (including Entergy Texas) or (2) any shareholder, partner, owner, beneficiary, agent, officer, director or employee of the trustee, the managers or any owner of a beneficial interest in us (including Entergy Texas) in its individual capacity, or of any successor or assign or any of them in their respective individual or corporate capacities, except as any such person may have expressly agreed in writing. Each holder by accepting a System Restoration Bond specifically confirms the nonrecourse nature of these obligations, and waives and releases all such liability. The waiver and release are part of the consideration for issuance of the System Restoration Bonds.
Notwithstanding any provision of the indenture or the series supplement to the contrary, bondholders shall look only to the System Restoration Bond collateral with respect to any amounts due to the bondholders under the indenture and the System Restoration Bonds, and, in the event such collateral is insufficient to pay in full the amounts owed on the System Restoration Bonds, shall have no recourse against us in respect of such insufficiency. Each bondholder by accepting a System Restoration Bond specifically confirms the nonrecourse nature of these obligations, and waives and releases all such liability. The waiver and release are part of consideration for issuance of System Restoration Bonds.
THE TRUSTEE
The Bank of New York Mellon, a New York banking corporation, will be the indenture trustee and the securities intermediary under the indenture and will also act as paying agent and registrar. Its principal corporate trust office is located at 240 Greenwich Street, Floor 7 East, Attention: Corporate Trust Administration—Asset Backed Securities, New York, New York 10286. The Bank of New York Mellon and certain of its affiliates have and currently are serving as indenture trustee for numerous securitization transactions and programs involving electric utility sponsored bond transactions, including the Series 2009 Transition Bonds.
In the ordinary course of business, The Bank of New York Mellon is named as a defendant in legal actions. In connection with its role as trustee of certain residential mortgage-backed securitization (“RMBS”) transactions, The Bank of New York Mellon has been named as a defendant in a number of legal actions brought by RMBS investors. These lawsuits allege that the trustee had expansive duties under the governing agreements, including the duty to investigate and pursue breach of representation and warranty claims against other parties to the RMBS transactions. While it is inherently difficult to predict the eventual outcomes of pending actions, The Bank of New York Mellon denies liability and intends to defend the litigations vigorously.
The trustee may resign at any time upon thirty (30) days’ prior written notice to us. The holders of a majority in principal amount of the System Restoration Bonds then outstanding may remove the trustee upon thirty (30) days’ prior written notice to the trustee and may appoint a successor trustee. We will remove the trustee if the trustee ceases to be eligible to continue in this capacity under the indenture, the trustee becomes a debtor in a bankruptcy proceeding or is adjudicated insolvent, a receiver, other public officer takes charge of the trustee or its property, the trustee becomes incapable of acting or the trustee fails to provide to us certain information we reasonably request which is necessary for us to satisfy our reporting obligations under the securities laws. If the trustee resigns or is removed or a vacancy exists in the office of trustee for any reason, we will be obligated promptly to appoint a successor trustee eligible under the indenture and notice of such appointment is required to be promptly given to each rating agency by the successor trustee. No resignation or removal of the trustee will become effective until acceptance of the appointment by a successor trustee. We are responsible for payment of the expenses associated with any such removal or resignation.
The trustee will at all times satisfy the requirements of the Trust Indenture Act and Rule 3a-7 under the Investment Company Act of 1940 and have a combined capital and surplus of at least $50 million and a long-term debt rating of “Baa3” or better by Moody’s and “BBB-” or better by S&P. If the trustee consolidates with, merges or converts into, or transfers all or substantially all of its corporate trust business or assets to, another entity, the resulting, surviving or transferee entity will without any further action be the successor trustee.
The trustee shall not be liable for any action it takes or omits to take in good faith which it believes to be authorized or within its rights or powers; provided that its conduct does not constitute willful misconduct, negligence or bad faith. We have agreed to indemnify the trustee and its officers, directors, employees and agents against any and all loss, liability or expense (including reasonable attorney’s fees and expenses, the fees of experts and agents and the reasonable fees, expenses and costs incurred in connection with any action, claim or suit brought to enforce the trustee’s right to indemnification) incurred by it in connection with the administration of the trust and the performance of its duties under the indenture, provided that we are not required to pay any expense or indemnify against any loss, liability or expense incurred by the trustee through the trustee’s own willful misconduct, negligence or bad faith, and subject to the written consent of the issuing entity and certain other requirements in the case of the settlement of any action, proceeding or investigation.
SECURITY FOR THE SYSTEM RESTORATION BONDS
General
The System Restoration Bonds issued under the indenture will be non-recourse obligations and are payable solely from and secured solely by a pledge of and lien on the transition property and the other collateral as provided in the indenture. If and to the extent the transition property and the other assets of the trust estate are insufficient to pay all amounts owing with respect to the System Restoration Bonds, then the system restoration bondholders will generally have no claim in respect of such insufficiency against us or any other person. By the acceptance of the System Restoration Bonds, the system restoration bondholders waive any such claim.
Pledge of Collateral
To secure the payment of principal of and interest on the System Restoration Bonds, we will grant to the trustee a security interest in all of our right, title and interest (whether now owned or hereafter acquired or arising) in and to the following property:
•the transition property and all related system restoration charges,
•our rights under the statutory true-up mechanism,
•our rights under a sale agreement pursuant to which we will acquire the transition property, and under the bill of sale delivered by Entergy Texas pursuant to the sale agreement,
•our rights under the servicing agreement and any subservicing, agency, or collection agreements executed in connection with the servicing agreement,
•our rights under the administration agreement,
•the collection account for the System Restoration Bonds and all subaccounts of the collection account, and all amounts of cash instruments, investment property or other assets on deposit therein or credited thereto from time to time and all financial assets and securities entitlements carried therein or credited thereto,
•our rights in all deposits, guarantees, surety bonds, letters of credit and other forms of credit support provided by or on behalf of retail electric providers pursuant to any financing order or tariff,
•all of our other property related to the System Restoration Bonds, other than any cash released to us by the trustee on any payment date from earnings on amounts in the capital subaccount and from a return on the capital contribution of Entergy Texas,
•all present and future claims, demands, causes and choses in action in respect of any or all of the foregoing, and
•all proceeds in respect of any or all of the foregoing.

The security interest does not extend to:
•amounts representing investment earnings on amounts in the capital subaccount or any other subaccount that has been released to us and from a return on the capital contribution of Entergy Texas,
•amounts deposited in the capital subaccount or any other subaccount that have been released to us or as we direct following retirement of System Restoration Bonds,
•amounts deposited with us on the issuance date for payment of costs of issuance with respect to the System Restoration Bonds (together with any interest earnings thereon), and
•if there are any REPs, amounts (including net investment earnings) on deposit in a REP security deposit subaccount that are required under PUCT regulations to be returned to the applicable REP.
We refer to the foregoing assets in which we, as assignee of the seller, will grant the trustee a security interest as the Collateral. The collateral for the System Restoration Bonds will be separate from the collateral for the Series 2009 Transition Bonds, and the holders of such System Restoration Bonds will have no recourse to such collateral. The system restoration charges to support the System Restoration Bonds will be imposed on retail electric customers in the Entergy Texas service territory, the vast majority of which are also assessed transition charges to support the Series 2009 Transition Bonds, and subject to the same servicing procedures. Please read “—How Funds in the Collection Account Will Be Allocated” in this prospectus.
Security Interest in the Collateral
Section 39.309 of the Public Utility Regulatory Act provides that transition property does not constitute property in which a security interest may be created under the Texas Business & Commerce Code. Rather, Section 39.309(b) of the Public Utility Regulatory Act provides that a valid and enforceable lien and security interest in transition property will attach and be perfected only by a financing order and the execution and delivery of a security agreement in connection with issuance of financing instruments such as the System Restoration Bonds. The lien and security interest attach automatically at the time when value is received for the instruments. Upon perfection by filing notice with the Texas Secretary of State under Section 39.309(d) of the Public Utility Regulatory Act, the lien and security interest will be a continuously perfected lien and security interest in the transition property and all proceeds of the property, whether accrued or not, and will have priority in the order of filing and take precedence over any subsequent judicial or other lien creditor. If notice is filed within 10 days after value is received for the System Restoration Bonds, the security interest will be perfected retroactively to the date that value was received. Otherwise, the security interest will be perfected as of the date of filing.
The financing order creates a valid and enforceable lien and security interest in the transition property and the indenture states that it constitutes a security agreement within the meaning of PURA. The servicer pledges in the servicing agreement to file with the Texas Secretary of State on or before the date of issuance of System Restoration Bonds the filing required by Section 39.309 of the Public Utility Regulatory Act to perfect the lien of the trustee in the transition property. The seller will represent, at the time of issuance of System Restoration Bonds, that no prior filing has been made under the terms of Section 39.309 of the Public Utility Regulatory Act with respect to the transition property securing the System Restoration Bonds to be issued other than a filing which provides the trustee with a first priority perfected security interest in such transition property.
Certain items of the collateral may not constitute transition property and the perfection of the trustee’s security interest in those items of collateral would therefore be subject to the Uniform Commercial Code or common law and not Section 39.309 of the Public Utility Regulatory Act. These items consist of our rights in:
•the sale agreement, the servicing agreement, the administration agreement and any other basic documents,
•the capital subaccount or any other funds on deposit in the collection account which do not constitute system restoration charge collections together with all instruments, investment property or other assets on deposit therein or credited thereto and all financial assets and securities entitlements carried therein or credited thereto which do not constitute system restoration charge collections,
•all accounts, chattel paper, deposit accounts, documents, general intangibles, goods, instruments, investment property, letters-of-credit, letter-of-credit rights, money, commercial tort claims and supporting obligations and all of our other property to the extent not transition property, and
•proceeds of the foregoing items.
Additionally, any contractual rights we have against retail customers (other than the right to impose system restoration charges and rights otherwise included in the definition of transition property) would be collateral to which the UCC applies.
As a condition to the issuance of the System Restoration Bonds, we will have made all filings and taken any other action required by the UCC or common law to perfect the lien of the trustee in all the items included in collateral which do not constitute transition property. We will also covenant to take all actions necessary to maintain or preserve the lien and security interest on a first priority basis. We will represent, along with the seller, at the time of issuance of the System Restoration Bonds, that no prior filing has been made with respect to that party under the terms of the UCC, other than a filing which provides the trustee with a lien and first priority perfected security interest in the collateral.
Right of Foreclosure
Section 39.309(f) of the Public Utility Regulatory Act provides that if an event of default occurs under the System Restoration Bonds, the holders of the System Restoration Bonds or their representatives, as secured parties, may foreclose or otherwise enforce the lien and security interest in the transition property securing the System Restoration Bonds as if they were secured parties under Article 9 of the UCC. The Texas commission may order that amounts arising from system restoration charges be transferred to a separate account for the holders’ benefit, to which their lien and security interest will apply.
Description of Indenture Accounts
Collection Account.
Pursuant to the indenture, we will establish a segregated trust account in the name of the trustee with an eligible institution, for the System Restoration Bonds called the collection account. The collection account will be under the sole dominion and exclusive control of the trustee. The trustee will hold the collection account for our benefit as well as for the benefit of the bondholders. The collection account for the System Restoration Bonds will consist of three subaccounts: a general subaccount, an excess funds subaccount, and a capital subaccount, which need not be separate bank accounts. For administrative purposes, the subaccounts may be established by the trustee as separate accounts which will be recognized individually as subaccounts and collectively as the collection account. All amounts in the collection account not allocated to any other subaccount will be allocated to the general subaccount. Unless the context indicates otherwise, references in this prospectus to the collection account include the collection account and each of the subaccounts contained therein.
The following institutions are eligible institutions for the establishment of the collection account:
•the corporate trust department of the trustee, so long as any of the securities of the trustee have either a short-term credit rating from Moody’s of at least “P-1” or a long-term unsecured debt rating from Moody’s and Fitch of at least “A2” and “A”, respectively, and have a credit rating from S&P of at least “A”; or
•a depository institution organized under the laws of the United States of America or any state (or any domestic branch of a foreign bank), which (i) has either (A) a long-term issuer rating of “AA-” or higher by S&P and “A2” or higher by Moody’s, or (B) a short-term issuer rating of “A-1+” or higher by S&P and “P-1” or higher by Moody’s or any other long-term, short-term or certificate of deposit rating acceptable to the rating agencies and (ii) whose deposits are insured by the FDIC.
Permitted Investments for Funds in the Collection Account.
Funds in the collection account and the REP deposit accounts may be invested only in such investments as meet the criteria described below or otherwise described in the indenture and which mature on or before the business day preceding the next payment date:
•direct obligations of, or obligations fully and unconditionally guaranteed as to timely payment by, the United States of America,
•demand deposits, time deposits, certificates of deposit and bankers’ acceptances of eligible institutions,
•commercial paper (other than commercial paper issued by Entergy Texas or any of its affiliates) having, at the time of investment or contractual commitment to invest, a rating of not less than A-1 from S&P and not less than P-1 by Moody’s,
•money market funds which have the highest rating from each rating agency from which a rating is available,
•repurchase obligations with respect to any security that is a direct obligation of, or fully guaranteed by, the United States of America or certain of its agencies or instrumentalities, entered into with eligible institutions, or
•repurchase obligations with respect to any security or whole loan entered into with an eligible institution or a registered broker-dealer, acting as principal and that meets certain ratings criteria.
The trustee will have access to the collection account for the purpose of making deposits in and withdrawals from the collection account in accordance with the indenture. The servicer will select the eligible investments in which funds will be invested, unless otherwise directed by us.
The servicer will remit system restoration charge payments to the collection account in the manner described under “The Servicing Agreement—Remittances to Collection Account.”
General Subaccount
The general subaccount will hold all funds held in the collection account that are not held in the other two subaccounts. The servicer will remit all system restoration charge payments to the general subaccount. On each payment date, the trustee will draw on amounts in the general subaccount to pay our expenses and to pay interest and make scheduled payments on the System Restoration Bonds, and to make other payments and transfers in accordance with the terms of the indenture. Funds in the general subaccount will be invested in the eligible investments described above.
Excess Funds Subaccount
The trustee, at the written direction of the servicer, will allocate to the excess funds subaccount system restoration charge collections available with respect to any payment date in excess of amounts necessary to make the payments specified on such payment date. The excess funds subaccount will also hold all investment earnings on the collection account (other than investment earnings on amounts in the capital subaccount) in excess of such amounts.
Capital Subaccount
In connection with the issuance of the System Restoration Bonds, the seller, in its capacity as our sole owner, will contribute capital to us in an amount equal to the required capital level, which will be not less than 0.50% of the principal amount of the System Restoration Bonds issued. This amount will be funded by the seller and not from the proceeds of the sale of the System Restoration Bonds, and will be deposited into the capital subaccount on the issuance date. In the event that amounts on deposit in the general subaccount and the excess funds subaccount are insufficient to make scheduled payments of principal and interest on the System Restoration Bonds and payments of fees and expenses contemplated by the first eight bullets under “—How Funds in the Collection Account Will Be Allocated” below, the trustee will draw on amounts in the capital subaccount to make such payments up to the lesser of the amount of such insufficiency and the amounts on deposit in the capital subaccount. In the event of any such withdrawal, collected system restoration charges available on any subsequent payment date that are not necessary to pay scheduled payments of principal and interest on the System Restoration Bonds and payments of fees and expenses will be used to replenish any amounts drawn from the capital subaccount. If the System Restoration Bonds have been retired as of any payment date, the amounts on deposit in the capital subaccount will be released to us, free of the lien of the indenture.
REP Deposit Accounts
In the future, REPs may be permitted to collect the system restoration charges and remit them to the servicer. In such event, deposits received from REPs as described under “Future Retail Electric Providers” will be held in the REP deposit accounts. Amounts in the REP deposit accounts and other forms of credit support provided by REPs will not be our property. Rather, amounts in the REP deposit accounts and other forms of credit support will only be available to make payments on the System Restoration Bonds in the event that a REP defaults in payment, in which case the servicer may direct the trustee to withdraw the amount of the payment default from the applicable REP deposit account or, if less, the amount of that REP’s security deposit or seek recourse against any other credit support for such amount. Amounts in the REP deposit accounts will be invested in the eligible investments described above.
How Funds in the Collection Account Will Be Allocated
On each payment date, the trustee will with respect to the System Restoration Bonds, pay or allocate, solely at the written direction of the servicer, all amounts on deposit in the collection account (including investment earnings thereon) to pay the following amounts in the following priority:
(1)amounts owed by us to the trustee, the trustee’s fees and expenses and any outstanding indemnity amounts owed to the trustee in an amount not to exceed the Trustee Cap; provided, however, that the Trustee Cap shall be disregarded and inapplicable upon the acceleration of the System Restoration Bonds following the occurrence and continuation of an event of default;
(2)the servicing fee and any unpaid servicing fees from prior payment dates as described under “The Servicing Agreement—Servicing Compensation,” to the servicer;
(3)the administration fee and the fees owed to our independent managers;
(4)all of our other ordinary and periodic operating expenses, such as accounting and audit fees, rating agency fees, legal fees and certain reimbursable costs of the administrator under the administration agreement and of the servicer under the servicing agreement;
(5)interest then due on the System Restoration Bonds, including any past-due interest;
(6)principal then due and payable on the System Restoration Bonds as a result of an event of default or on the final maturity date for the System Restoration Bonds;
(7)scheduled principal payments of System Restoration Bonds according to its expected sinking fund schedule, together with any overdue scheduled principal payments, paid pro rata among the System Restoration Bonds if there is a deficiency;
(8)any other unpaid operating expenses, fees, expenses and indemnity amounts owed to the trustee;
(9)replenishment of any shortfalls in the capital subaccount;
(10)if there is a positive balance after making the foregoing allocations, provided that no event of default has occurred or is continuing, an amount equal to the sum of (a) Investment Earnings on amounts in the Capital Subaccount and (b) an amount calculated at an annual rate per annum equal to ETI’s rate of return on equity most recently approved by the PUCT in ETI’s most recent base-rate case on the capital contribution for System Restoration Bonds shall be released to ETI;
(11)the remainder, if any, to the excess funds subaccount for distribution on subsequent payment dates; and

(12)after principal of and premium, if any, and interest on all System Restoration Bonds and all of the other foregoing amounts have been paid in full, the balance (including all amounts then held in the applicable capital subaccount and the applicable excess funds subaccount), if any, shall be paid to us free and clear from the lien of the indenture and the series supplement.
If on any payment date funds on deposit in the general subaccount are insufficient to make the payments contemplated by clauses (1) through (8) above, the trustee will first, draw from amounts on deposit in the excess funds subaccount, and second, draw from amounts on deposit in the capital subaccount, up to the amount of the shortfall, in order to make those payments in full. If the trustee uses amounts on deposit in the capital subaccount to pay those amounts or make those transfers, as the case may be, subsequent adjustments to the system restoration charges will take into account, among other things, the need to replenish those amounts. In addition, if on any payment date funds on deposit in the general subaccount are insufficient to make the transfer described in clause (9) above, the trustee will draw from amounts on deposit in the excess funds subaccount to make such transfer. Please read “Risk Factors—Other Risks Associated with an Investment in the System Restoration Bonds—Entergy Texas’ indemnification obligations under the sale and servicing agreements are limited and might not be sufficient to protect your investment in the System Restoration Bonds” in this prospectus.
If, on any payment date, available collections of the system restoration charges, together with available amounts in the subaccounts, are not sufficient to pay interest due on all outstanding bonds on that payment date, amounts available will be allocated pro rata based on the amount of interest payable. If, on any payment date, remaining collections of the system restoration charges, together with available amounts in the subaccounts, are not sufficient to pay principal due and payable on all outstanding bonds on that payment date, amounts available will be allocated pro rata based on the principal amount then due and payable. If, on any payment date, remaining collections of the system restoration charges, together with available amounts in the subaccounts, are not sufficient to pay principal scheduled to be paid on all outstanding bonds, amounts available will be allocated pro rata based on the principal amounts then scheduled to be paid on the payment date.
State Pledge
Section 39.310 of the Public Utility Regulatory Act provides: “System Restoration Bonds are not a debt or obligation of the state and are not a charge on its full faith and credit or taxing power. The state pledges, however, for the benefit and protection of financing parties and the electric utility, that it will not take or permit any action that would impair the value of the transition property, or, except as permitted by Section 39.307 (relating to true-up adjustments), reduce, alter or impair the system restoration charges to be imposed, collected and remitted to financing parties, until the principal, interest and premium, and any other charges incurred and contracts to be performed in connection with the related System Restoration Bonds have been paid and performed in full. Any party issuing System Restoration Bonds is authorized to include this pledge in any documentation relating to those bonds.”
The bondholders and the trustee, for the benefit of the bondholders, will be entitled to the benefit of the pledges and agreements of the State of Texas set forth in Section 39.310 of the Public Utility Regulatory Act and we are authorized to include these pledges and agreements in any contract with the bondholders, the trustee or with any assignees pursuant to the Public Utility Regulatory Act. We have included these pledges and agreements in the indenture and the System Restoration Bonds for the benefit of the trustee and the bondholders, and acknowledge that any purchase by a bondholder of a System Restoration Bond is made in reliance on these agreements and pledges of the State of Texas.

WEIGHTED AVERAGE LIFE AND YIELD CONSIDERATIONS FOR THE SYSTEM RESTORATION BONDS
The rate of principal payments, the amount of each interest payment and the actual final payment date of each tranche of the System Restoration Bonds and the weighted average life thereof will depend primarily on the timing of receipt of collected system restoration charges by the trustee and the statutory true-up mechanism. The aggregate amount of collected system restoration charges and the rate of principal amortization on the System Restoration Bonds will depend, in part, on actual energy usage and energy demands, and the rate of delinquencies and write-offs. The system restoration charges are required to be adjusted from time to time based in part on the actual rate of collected system restoration charges. However, we can give no assurance that the servicer will be able to forecast accurately actual electricity usage and the rate of delinquencies and write-offs or implement adjustments to the system restoration charges that will cause collected system restoration charges to be received at any particular rate. Please read “Risk Factors—Servicing Risks,” “Servicing Risks—Inaccurate consumption or collection forecasting might reduce scheduled payments on the System Restoration Bonds” and “Entergy Texas’ Financing Order—Statutory True-Ups—Credit Rick” in this prospectus.
The System Restoration Bonds may be retired later than expected. Except in the event of an acceleration of the final payment date of the System Restoration Bonds after an event of default, however, the System Restoration Bonds will not be paid at a rate faster than that contemplated in the expected sinking fund schedule for each tranche of the System Restoration Bonds even if the receipt of collected system restoration charges is accelerated. Instead, receipts in excess of the amounts necessary to amortize the System Restoration Bonds in accordance with the applicable expected sinking fund schedules, to pay interest and related fees and expenses and to fund subaccounts of the collection account will be allocated to the excess funds subaccount. Amounts on deposit in the excess funds subaccount will be taken into consideration in calculating the next true-up adjustment. Acceleration of the final maturity date after an event of default in accordance with the terms thereof will result in payment of principal earlier than the related scheduled final payment dates. A payment on a date that is earlier than forecast might result in a shorter weighted average life, and a payment on a date that is later than forecast might result in a longer weighted average life. In addition, if a larger portion of the delayed payments on the System Restoration Bonds is received in later years, the System Restoration Bonds may have a longer weighted average life.
Weighted Average Life Sensitivity
Weighted average life refers to the average amount of time from the date of issuance of a security until each dollar of principal of the security has been repaid to the investor. The rate of principal payments on each tranche of bonds, the aggregate amount of each interest payment on each tranche of bonds and the actual final payment date of each tranche of bonds will depend on the timing of the servicer’s receipt of system restoration charges from retail electric providers. Changes in the expected weighted average lives of the tranches of the bonds in relation to variances in actual energy consumption levels (retail electric sales) from forecast levels are shown below.

		Weighted Average Life Sensitivity
		-5% (1.27 Standard Deviations from Mean)		-15% (5.94 Standard Deviations from Mean)
Tranche	Expected Weighted Average Life (Years)	WAL (yrs)	Change (days)*	WAL (yrs)	Change (days)*
A-1	5.00	5.00	0	5.00	0
A-2	11.70	11.70	0	11.70	0
*    Number is rounded to whole days
Assumptions
For the purposes of preparing the above chart, the following assumptions, among others, have been made: (i) in relation to the initial forecast, the forecast error stays constant over the life of the bonds and is equal to an overestimate of electricity consumption of 5% (1.27 standard deviations from mean) or 15% (5.94 standard deviations from mean), (ii) the servicer makes timely and accurate filings to true-up the system restoration charges semi-annually, (iii) customer charge-off rates are held constant at 0.42% for all classes of customers, (iv) retail electric providers remit all system restoration charges one month after such charges are billed, (v) operating expenses are equal to projections, (vi) there is no acceleration of the final maturity date of the bonds; (vii) a permanent loss of all customers has not occurred; and (viii) the issuance date of the bonds is March 25, 2022. There can be no assurance that the weighted average lives of the bonds will be as shown.
THE SALE AGREEMENT
The following summary describes particular material terms and provisions of the sale agreement pursuant to which we will purchase transition property from the seller. We have filed the form of the sale agreement as an exhibit to the registration statement of which this prospectus forms a part.
Sale and Assignment of the Transition Property
On the issuance date the seller will offer and sell the transition property to us, subject to the satisfaction of the conditions specified in the sale agreement and the indenture. We will finance the purchase of the transition property through the issuance of the System Restoration Bonds. On the issuance date, the seller will sell to us, without recourse, its entire right, title and interest in and to the transition property. The transition property will include all of the seller’s rights under the financing order related to such transition property to impose, collect and receive system restoration charges in an amount sufficient to recover the qualified costs approved in the financing order.
Under the Public Utility Regulatory Act, all rights and interests under the financing order will become transition property upon transfer of such rights to us by Entergy Texas in connection with the issuance of the System Restoration Bonds. The transition property will constitute our present property right for purposes of contracts concerning the sale or pledge of property. Under the Public Utility Regulatory Act, the sale of transition property will constitute a true sale under state law whether or not:
•we have any recourse against Entergy Texas,

•Entergy Texas retains any equity interest in the transition property under state law,
•Entergy Texas acts as a collector of system restoration charges relating to the transition property, or
•Entergy Texas treats the transfer as a financing for tax, financial reporting or other purposes.
Upon the issuance of the financing order, the execution and delivery of the sale agreement and the related bill of sale and the filing of a notice with the Texas Secretary of State in accordance with the rules prescribed under the Public Utility Regulatory Act, the transfer of the transition property will be perfected as against all third persons, including subsequent judicial or other lien creditors.
Conditions to the Sale of Transition Property
Our obligation to purchase and the seller’s obligation to sell transition property on the issuance date is subject to the satisfaction of each of the following conditions:
•on or prior to the issuance date, the seller must deliver to us a duly executed bill of sale identifying transition property to be conveyed on that date;
•on or prior to the issuance date, the seller must have received the financing order from the Texas commission creating the transition property;
•as of the issuance date, the seller may not be insolvent and may not be made insolvent by the sale of transition property to us, and the seller may not be aware of any pending insolvency with respect to itself;
•as of the issuance date, the representations and warranties of the seller in the sale agreement must be true and correct (except to the extent they relate to an earlier date), the seller may not have breached any of its covenants in the sale agreement, and the servicer may not be in default under the servicing agreement;
•as of the issuance date, we must have sufficient funds available to pay the purchase price for transition property to be conveyed and all conditions to the issuance of the System Restoration Bonds intended to provide the funds to purchase that transition property set forth in the indenture must have been satisfied or waived;
•on or prior to the issuance date, the seller must have taken all action required to transfer ownership of transition property to be conveyed to us on the issuance date, free and clear of all liens other than liens created by us pursuant to the basic documents and to perfect such transfer, including, without limitation, filing any statements or filings under the Public Utility Regulatory Act or the Uniform Commercial Code; and we or the servicer, on our behalf, must have taken any action required for us to grant the trustee a lien and first priority perfected security interest in the collateral and maintain that security interest as of the issuance date;
•the seller must deliver appropriate opinions of counsel to us and to the rating agencies;

•the seller must receive and deliver to us and the trustee an opinion or opinions of outside tax counsel (as selected by the seller, and in form and substance reasonably satisfactory to us and the underwriters) to the effect that: (i) we will not be subject to United States federal income tax as an entity separate from our sole owner and that the System Restoration Bonds will be treated as debt of our sole owner for U.S. federal income tax purposes and (ii) for U.S. federal income tax purposes, the issuance of the System Restoration Bonds will not result in gross income to the seller;
•on and as of the issuance date, our limited liability company agreement, the servicing agreement, the sale agreement, the indenture, the Public Utility Regulatory Act, the financing order and any tariff authorizing the collection of system restoration charges must be in full force and effect;
•as of the issuance date, the System Restoration Bonds shall have received a rating or ratings as required by the financing order; and
•the seller must deliver to us and to the trustee an officers’ certificate confirming the satisfaction of each of these conditions.
Seller Representations and Warranties
In the sale agreement, the seller will represent and warrant to us, as of the issuance date, to the effect, among other things, that:
•no portion of the transferred transition property has been sold, transferred, assigned or pledged or otherwise conveyed by the seller to any person other than us and immediately prior to the sale of the transition property, the seller owns the transition property free and clear of all liens and rights of any other person, and no offsets, defenses or counterclaims exist or have been asserted with respect to the transition property;
•on the issuance date, immediately upon the sale under the sale agreement, the transition property transferred on the issuance date will be validly transferred and sold to us, we will own the transition property free and clear of all liens (except for liens created in your favor by the Public Utility Regulatory Act and the basic documents) and all filings and action to be made or taken by the seller (including filings with the Secretary of State of Texas under the Public Utility Regulatory Act) necessary in any jurisdiction to give us a perfected ownership interest (subject to any lien created by us in your favor under the basic documents or the Public Utility Regulatory Act) in the transition property will have been made or taken;
•subject to the clause below regarding assumptions used in calculating the system restoration charges as of the issuance date, all written information, as amended or supplemented from time to time, provided by the seller to us with respect to the transition property (including the expected sinking fund schedule, the financing order and the issuance advice letter relating to the transition property) is true and correct in all material respects;
•under the laws of the State of Texas (including the Public Utility Regulatory Act) and the United States in effect on the issuance date:

•the financing order pursuant to which the rights and interests of the seller have been created, including the right to impose, collect and receive the system restoration charges and, the interest in and to the transition property, has become final and non-appealable and is in full force and effect;
•as of the issuance of the System Restoration Bonds, those System Restoration Bonds are entitled to the protection provided in the Public Utility Regulatory Act and, accordingly, the financing order, system restoration charges and issuance advice letter are not revocable by the Texas commission;
•as of the issuance of the System Restoration Bonds, the tariff is in full force and effect and is not subject to modification by the Texas commission except for true-up adjustments made in accordance with the Public Utility Regulatory Act;
•the process by which the financing order was approved and the financing order, issuance advice letter and tariff comply with all applicable laws and regulations;
•the issuance advice letter and the tariff have been filed in accordance with the financing order and an officer of the seller has provided the certification to the Texas commission required by the issuance advice letter; and
•no other approval, authorization, consent, order or other action of, or filing with any governmental authority is required in connection with the creation of the transition property, except those that have been obtained or made;
•under the Financing Act, the State of Texas has pledged that it will not take or permit any action that would impair the value of the transition property, or, except for true-up adjustments made in accordance with the Financing Act, reduce, alter, or impair the system restoration charges relating to such transition property until the principal, interest and premium, and any other charges incurred and contracts to be performed in connection with the related System Restoration Bonds have been paid and performed in full, and consequently the State of Texas could not constitutionally take any action of a legislative character, including the repeal or amendment of the Financing Act, which would substantially limit, alter or impair the transition property or other rights vested in the bondholders pursuant to the financing order, or substantially limit, alter, impair or reduce the value or amount of the transition property, unless that action is a reasonable exercise of the State of Texas’s sovereign powers and of a character reasonable and appropriate to further a legitimate public purpose, and, under the takings clauses of the Texas and United States Constitutions, the State of Texas could not repeal or amend the Financing Act or take any other action in contravention of its pledge and agreement quoted above without paying just compensation to the bondholders, as determined by a court of competent jurisdiction, if doing so would constitute a permanent appropriation of a substantial property interest of the bondholders in the transition property and deprive the bondholders of their reasonable expectations arising from their investments in the System Restoration Bonds; however, there is no assurance that, even if a court were to award just compensation, it would be sufficient to pay the full amount of principal and interest on the System Restoration Bonds;
•based on information available to the seller on the issuance date, the assumptions used in calculating the system restoration charges as of the issuance date are reasonable and are made in good faith; however, notwithstanding the foregoing, Entergy Texas makes no representation or warranty, express or implied, that amounts actually collected arising from those system restoration charges will in fact be sufficient to meet the payment obligations on the related System Restoration Bonds or that the assumptions used in calculating such system restoration charges will in fact be realized;
•upon the effectiveness of the financing order, the issuance advice letter and the tariff with respect to the transferred transition property and the transfer of such transition property to us:
•the rights and interests of the seller under the financing order, including the right to impose, collect and receive the system restoration charges established in the financing order, become transition property;
•the transition property constitutes a present property right vested in us;
•the transition property includes the right, title and interest of the seller in the financing order and the system restoration charges, the right to impose, collect and obtain periodic adjustments (with respect to adjustments, in the manner and with the effect provided in the servicing agreement) of the system restoration charges, and the rates and other charges authorized by the financing order and all revenues, claims, payments, money or proceeds of or arising from the system restoration charges;
•the owner of the transition property is legally entitled to bill system restoration charges and collect payments in respect of the system restoration charges in the aggregate sufficient to pay the interest on and principal of the related System Restoration Bonds in accordance with the indenture, to pay the fees and expenses of servicing the System Restoration Bonds, to replenish the capital subaccount to the required capital level until the System Restoration Bonds are paid in full or until the last date permitted for the collection of payments in respect of the system restoration charges under the financing order, whichever is earlier, and the customer class allocation percentages in the financing order do not prohibit the owner of the transferred transition property from obtaining adjustments and effecting allocations to the system restoration charges in order to collect payments of such amounts; and
•the transition property is not subject to any lien other than the lien created by the basic documents or pursuant to the Public Utility Regulatory Act;
•the seller is a corporation duly organized and in good standing under the laws of the State of Delaware, with the requisite corporate power and authority to own its properties and conduct its business as currently owned or conducted;
•the seller has the requisite corporate power and authority to obtain the financing order and to own the rights and interests under the financing order relating to the System Restoration Bonds, to sell and assign those rights and interests to us, whereupon (subject to the effectiveness of the related issuance advice letter) such rights and interests will become transition property;
•the seller is duly qualified to do business and is in good standing, and has obtained all necessary licenses and approvals, in all jurisdictions in which the ownership or lease of property or the conduct of its business shall require qualifications, licenses or approvals (except where the failure to so qualify or obtain such licenses and approvals would not be reasonably likely to have a material adverse effect on the seller’s business, operations, assets, revenues or properties).
•the seller has the requisite corporate power and authority to execute and deliver the sale agreement and to carry out its terms, and the execution, delivery and performance of the sale agreement have been duly authorized by the seller by all necessary corporate action;
•the sale agreement constitutes a legal, valid and binding obligation of the seller, enforceable against it in accordance with its terms, subject to customary exceptions relating to bankruptcy, creditor’s rights and equitable principles;
•the consummation of the transactions contemplated by the sale agreement and the fulfillment of its terms do not (a) conflict with or result in a breach of any of the terms or provisions of or otherwise constitute (with or without notice or lapse of time) a default under the seller’s organizational documents or any indenture, or other agreement or instrument to which the seller is a party or by which it or any of its property is bound, (b) result in the creation or imposition of any lien upon the seller’s properties pursuant to the terms of any such indenture, agreement or other instrument (other than any liens that may be granted in favor of the trustee for the benefit of the bondholders or any liens created by us pursuant to the Public Utility Regulatory Act or the basic documents) or (c) violate any existing law or any existing order, rule or regulation applicable to the seller of any government authority having jurisdiction over the seller or its properties;
•no proceeding is pending and, to the seller’s knowledge, no proceeding is threatened and, to the seller’s knowledge, no investigation is pending or threatened before any governmental authority having jurisdiction over the seller or its properties involving or relating to the seller or to the issuing entity or, to the seller’s knowledge, any other person:
•asserting the invalidity of the Financing Act, the financing order, the sale agreement, the System Restoration Bonds and the basic documents;
•seeking to prevent the issuance of the System Restoration Bonds or the consummation of any of the transactions contemplated by the sale agreement or any of the other basic documents;
•seeking a determination that could reasonably be expected to materially and adversely affect the performance by the seller of its obligations under, or the validity or enforceability of, the Financing Act, the financing order, the System Restoration Bonds, the sale agreement or the other basic documents; or
•seeking to adversely affect the federal income tax or state income or franchise tax classification of the System Restoration Bonds as debt;

•except for financing statements under the Uniform Commercial Code and other filings under the Financing Act, no governmental approvals, authorizations, consents, orders or other actions or filings with any governmental authority are required for the seller to execute, deliver and perform its obligations under the sale agreement except those which have previously been obtained or made or are required to be made by the servicer in the future pursuant to the servicing agreement;
•there is no order by any court providing for the revocation, alteration, limitation or other impairment of the securitization provisions of the Financing Act, the financing order, the issuance advice letter, the transition property or the system restoration charges or any rights arising under any of them or that seeks to enjoin the performance of any obligations under the financing order; and
•after giving effect to the sale of the transition property under the sale agreement, Entergy Texas:
•is solvent and expects to remain solvent;
•is adequately capitalized to conduct its business and affairs considering its size and the nature of its business and intended purposes;
•is not engaged and does not expect to engage in a business for which its remaining property represents an unreasonably small portion of its capital;
•reasonably believes that it will be able to pay its debts as they become due; and
•is able to pay its debts as they mature and does not intend to incur, or believes that it will not incur, indebtedness that it will not be able to repay at its maturity.
The seller will not make any representation or warranty, express or implied, that billed system restoration charges will be actually collected from customers.
Certain of the representations and warranties that the seller makes in the sale agreement involve conclusions of law. The seller makes those representations and warranties in order to reflect the understanding of the basis on which we are issuing the System Restoration Bonds and to reflect the agreement that if this understanding proves to be incorrect, the seller will be obligated to indemnify us.
The representations and warranties made by the seller will survive the execution and delivery of the sale agreement, and our pledge of the transition property to the trustee. The seller will not be in breach of any representation or warranty as a result of any change in law occurring after the issuance date including by means of any legislative enactment, constitutional amendment or voter initiative that renders any of the representations or warranties untrue.
Covenants of the Seller
In the sale agreement, the seller makes the following covenants:
•Subject to its right to assign its rights and obligations to a successor utility under the sale agreement, so long as any of the System Restoration Bonds are outstanding, the seller will (a) keep in full force and effect its existence and remain in good standing under the laws of the jurisdiction of its organization, (b) obtain and preserve its qualifications to do business in those jurisdictions necessary to protect the validity and enforceability of the sale agreement and the other basic documents or to the extent necessary to perform its obligations under the sale agreement and the other basic documents and (c) continue to operate its electric transmission and distribution system to provide service to its customers (or, if transmission and distribution are split, to provide distribution service directly to its customers).
•Except for the conveyances under the sale agreement or any lien under the Financing Act for the benefit of us, the bondholders or the trustee, the seller will not sell, pledge, assign or transfer, or grant, create, incur, assume or suffer to exist any lien on, any of the transition property, or any interest therein, and the seller will defend the right, title and interest of us and of the trustee on behalf of the bondholders, in, to and under the transition property against all claims of third parties claiming through or under the seller. The seller also covenants that, in its capacity as seller, it will not at any time assert any lien against, or with respect to, any of the transition property.
•If the seller receives any payments in respect of the system restoration charges or the proceeds thereof other than in its capacity as the servicer, the seller agrees to pay all those payments to the servicer, on behalf of us, and to hold such amounts in trust for us and the trustee prior to such payment. If the seller becomes a party to any future trade receivables purchase and sale arrangement or similar arrangement under which it sells all or any portion of its accounts receivables, the seller and the other parties to such arrangement shall enter into an intercreditor agreement in connection therewith and the terms of the documentation evidencing such trade receivables purchase and sale arrangement or similar arrangement shall expressly exclude system restoration charges from any receivables or other assets pledged or sold under such arrangement.
•The seller will notify us and the trustee promptly after becoming aware of any lien on any of the transition property, other than the conveyances under the sale agreement, or any lien under the basic documents or under the Financing Act or the UCC in favor of the trustee for the benefit of the bondholders.
•The seller agrees to comply with its organizational or governing documents and all laws, treaties, rules, regulations and determinations of any governmental authority applicable to it, except to the extent that failure to so comply would not materially adversely affect our or the trustee’s interests in the transition property or under the basic documents to which the seller is a party or the seller’s performance of its obligations under the basic documents to which the seller is a party.
•So long as any of the System Restoration Bonds are outstanding, the seller will:
•treat the transition property as our property for all purposes other than for financial reporting, state or federal regulatory or tax purposes;
•treat the bonds as indebtedness of the seller secured by the System Restoration Bond collateral unless otherwise required by appropriate taxing authorities;

•disclose in its financial statements that we and not the seller are the owner of the transition property and that our assets are not available to pay creditors of the seller or its affiliates (other than us);
•not own or purchase any System Restoration Bonds; and
•disclose the effects of all transactions between us and the seller in accordance with generally accepted accounting principles.
•The seller agrees that, upon the sale by the seller of transition property to us pursuant to the sale agreement:
•to the fullest extent permitted by law, including applicable Texas commission regulations and the securitization provisions of the Financing Act, we will have all of the rights originally held by the seller with respect to the transition property, including the right (subject to the terms of the servicing agreement) to exercise any and all rights and remedies to collect any amounts payable by any retail customer or REP in respect of the transition property, notwithstanding any objection or direction to the contrary by the seller (and the seller agrees not to make any such objection or to take any such contrary action), and
•any payment by any retail customer or REP (if any) to us will discharge that customer’s or REP’s obligations, if any, in respect of the transition property to the extent of that payment, notwithstanding any objection or direction to the contrary by the seller.
•So long as any of the System Restoration Bonds are outstanding:
•in all proceedings relating directly or indirectly to the transition property, the seller will affirmatively certify and confirm that it has sold all of its rights and interests in and to such property (other than for financial reporting or tax purposes), and will not make any statement or reference in respect of the transition property that is inconsistent with our ownership interest (other than for financial accounting, state or regulatory or tax purposes),
•the seller will not take any action in respect of the transition property except solely in its capacity as servicer pursuant to the servicing agreement or as otherwise contemplated by the basic documents,
•the seller will not sell transition property under a separate financing order in connection with the issuance of additional System Restoration Bonds or System Restoration Bonds unless the rating agency condition has been satisfied, and
•neither the seller nor the issuing entity will make any election, file any tax return, or make any election inconsistent with the treatment of the issuing entity, for federal income tax purposes and, to the extent consistent with applicable state tax law, state income and franchise tax purposes, as a disregarded entity that is not separate from the seller (or, if relevant, from another sole owner of us, as the issuing entity).

•The seller will execute and file the filings required by law to fully preserve, maintain, protect and perfect our ownership interest in and the trustee’s lien on the transition property, including all filings required under the securitization provisions of the Financing Act and the Uniform Commercial Code relating to the transfer of the ownership of the rights and interests related to the System Restoration Bonds under the financing order by the seller to us and the pledge of the transition property to the trustee. The seller will institute any action or proceeding necessary to compel performance by the Texas commission, the State of Texas or any of their respective agents of any of their obligations or duties under the securitization provisions of the Financing Act, the financing order or any issuance advice letter. The seller also will take those legal or administrative actions, including defending against or instituting and pursuing legal actions and appearing or testifying at hearings or similar proceedings, in each case, as may be reasonably necessary (i) to protect us, the bondholders and the trustee from claims, state actions or other actions or proceedings of third parties which, if successfully pursued, would result in a breach of any representation or warranty of the seller in the sale agreement and (ii) to block or overturn any attempts to cause a repeal of, modification of or supplement to the securitization provisions of the Financing Act, the financing order, any issuance advice letter or the rights of holders by legislative enactment or constitutional amendment that would be materially adverse to us, the trustee or the bondholder or which would otherwise cause an impairment of our rights or those of the bondholders and the trustee, and the seller will pay the costs of any such actions or proceedings.
•Even if the sale agreement or the indenture is terminated, the seller will not, prior to the date which is one year and one day after the termination of the indenture and payment in full of the System Restoration Bonds or any other amounts owed under the indenture, petition or otherwise invoke or cause us to invoke the process of any court or government authority for the purpose of commencing or sustaining a case against us under any federal or state bankruptcy, insolvency or similar law, appointing a receiver, liquidator, assignee, trustee, custodian, sequestrator or other similar official or any substantial part of our property, or ordering the winding up or liquidation of our affairs.
•So long as any of the System Restoration Bonds are outstanding, the seller will, and will cause each of its subsidiaries to, pay all material taxes, assessments and governmental charges imposed upon it or any of its properties or assets or with respect to any of its franchises, business, income or property before any penalty accrues if the failure to pay any such taxes, assessments and governmental charges would, after any applicable grace periods, notices or other similar requirements, result in a lien on the transferred transition property; provided that no such tax need be paid if the seller or any of its affiliates is contesting the same in good faith by appropriate proceedings promptly instituted and diligently conducted and if the seller or such affiliate has established appropriate reserves as shall be required in conformity with generally accepted accounting principles.
•The seller will not withdraw the filing of any issuance advice letter with the Texas commission.
•The seller will make all reasonable efforts to keep each tariff in full force and effect at all times.

•Promptly after obtaining knowledge of any breach in any material respect of its representations, warranties or covenants in the sale agreement, the seller will notify us, the trustee, the Texas commission and the rating agencies of the breach.
•The seller will use the proceeds of the sale of the transition property in accordance with the financing order and the Financing Act.
•Upon our request, the seller will execute and deliver such further instruments and do such further acts as may be necessary to carry out more effectively the provisions and purposes of the sale agreement.
Indemnification
The seller will indemnify, defend and hold harmless us, the trustee (for itself and for the benefit of the bondholders) and any of our and the trustee’s officers, directors, employees and agents against:
•any and all amounts of principal and interest on the System Restoration Bonds not paid when due or when scheduled to be paid,
•any deposits required to be made by or to us under the basic documents or the financing order which are not made when required, and
•any and all other liabilities, obligations, losses, claims, damages, payment, costs or expenses incurred by any of these persons in each case, as a result of the seller’s breach of any of its representations, warranties or covenants contained in the sale agreement.
The seller will indemnify us and the trustee (for itself and for the benefit of the bondholders) and each of our and the trustee’s respective officers, directors, employees, trustees, managers, and agents for, and defend and hold harmless each such person from and against, any and all taxes (other than taxes imposed on the bondholders as a result of their ownership of System Restoration Bonds) that may at any time be imposed on or asserted against any such person as a result of (i) the sale of the transition property to us, (ii) our ownership and assignment of the transition property, (iii) the issuance and sale by us of the System Restoration Bonds or (iv) the other transactions contemplated in the basic documents, including any franchise, sales, gross receipts, general corporation, tangible personal property, privilege or license taxes, but excluding any taxes imposed as a result of a failure of such person to withhold or remit taxes with respect to payments on the System Restoration Bonds.
In addition, the seller will indemnify, defend and hold harmless the trustee (for itself), our independent managers and each of their respective officers, directors, employees and agents against any and all liabilities, obligations, losses, claims, damages, payments, costs or expenses incurred by any of these parties as a result of the seller’s breach of any of its representations and warranties or covenants contained in the sale agreement, except to the extent of such losses either resulting from the willful misconduct, bad faith or gross negligence of such indemnified persons or resulting from a breach of a representation or warranty made by such indemnified persons in the indenture or any related documents that gives rise to the seller’s breach. The seller will not be required to indemnify any person otherwise indemnified under the sale agreement for any amount paid or payable by such person in the settlement of any action, proceeding or investigation without the prior written consent of the seller, which consent will not be unreasonably withheld.

The seller will indemnify the servicer (if the servicer is not the seller) for the costs of any action instituted by the servicer pursuant to the servicing agreement which are not paid as an operating expense under the indenture.
The indemnification provided for in the sale agreement will survive any repeal of, modification of, or supplement to, or judicial invalidation of, the Financing Act or the financing order and will survive the resignation or removal of the trustee, or the termination of the sale agreement and will rank in priority with other general, unsecured obligations of the seller. The seller shall not indemnify any person otherwise indemnified under the sale agreement for any changes in law after the issuance date, whether such changes in law are effected by means of any legislative enactment, constitutional amendment or any final and non-appealable judicial decision.
Entergy Texas’ indemnification obligations will rank equally in right of payment with other general unsecured obligations of Entergy Texas.
Successors to the Seller
Any entity which becomes the successor by merger, sale, transfer, lease, management contract or otherwise to all or substantially all of the electric transmission and distribution business of Entergy Texas may assume the rights and obligations of Entergy Texas under the sale agreement. If transmission and distribution are not provided by a single entity after any such transaction, the entity which provides distribution service directly to retail customers taking service at facilities, premises or loads located in Entergy Texas' service territory may assume Entergy Texas' rights and obligations under the sale agreement. So long as the conditions of any such assumption are met, Entergy Texas will automatically be released from its obligations under the sale agreement. The conditions include that:
•immediately after giving effect to any transaction referred to in this paragraph, no representation, warranty or covenant made in the sale agreement will have been breached, and no servicer default, and no event that, after notice or lapse of time, or both, would become a servicer default will have occurred and be continuing,
•the successor must execute an agreement of assumption to perform all of the obligations of the seller under the sale agreement;
•officers’ certificates and opinions of counsel specified in the sale agreement will have been delivered to us, the trustee and the rating agencies, and
•the rating agencies will have received prior written notice of the transaction.
Amendment
The sale agreement may be amended in writing by the seller and us, if a copy of the amendment is provided by us to each rating agency and the rating agency condition is satisfied, with the consent of the trustee (subject to the receipt of an opinion of counsel described below) and, with respect to amendments that would increase ongoing qualified costs as defined in the financing order, the consent or deemed consent of the Texas commission. If any such amendment would adversely affect the interest of any bondholder in any material respect, the consent of the holders of a majority of each affected tranche of System Restoration Bonds is also required. In determining whether a majority of holders have consented, System Restoration Bonds owned by us, Entergy Texas or any affiliate of us shall be disregarded, except that, in determining whether the trustee shall be protected in relying upon any such consent, the trustee shall only be required to disregard any System Restoration Bonds it actually knows to be so owned.
In addition, the sale agreement may be amended in writing by the seller and us with ten business days’ prior written notice given to the rating agencies and, if the contemplated amendment may in the judgment of the Texas commission increase ongoing qualified costs, the consent of the Texas commission, but without the consent of any of the bondholders, (i) to cure any ambiguity, to correct or supplement any provisions in the sale agreement or for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions in the sale agreement or of modifying in any manner the rights of the bondholders; provided, however, that such action shall not, as evidenced by an officer’s certificate delivered to us and the trustee, adversely affect in any material respect the interests of any bondholder or (ii) to conform the provisions of the sale agreement to the description of the sale agreement in this prospectus. Promptly after the execution of any such amendment or consent, we will furnish copies of such amendment or consent to each of the rating agencies. In connection with any amendment to the sale agreement, the Trustee shall be entitled to rely upon an opinion and certificate that such amendment is authorized or permitted and that all conditions precedent to the execution have been complied with.
Prior to the execution of any amendment to the sale agreement, we and the trustee shall be entitled to receive and rely upon an opinion of counsel from external counsel of the seller stating that the execution of such amendment is authorized or permitted by the sale agreement and that all conditions precedent have been satisfied and upon the opinion of counsel referred to in the servicing agreement.
THE SERVICING AGREEMENT
The following summary describes the material terms and provisions of the servicing agreement pursuant to which the servicer is undertaking to service the transition property. We have filed the form of the servicing agreement as an exhibit to the registration statement of which this prospectus forms a part.
Servicing Procedures
The servicer, as our agent, will manage, service and administer, and bill and collect payments in respect of the transition property according to the terms of the servicing agreement. The servicer's duties will include: calculating, billing and collecting the transition charges; responding to inquiries of retail customers, REPs (if any), the Texas commission or any other governmental authority regarding the transition property; calculating electricity usage; accounting for collections; furnishing periodic reports and statements to us, the rating agencies and to the trustee; making all filings with the Texas commission and taking all other actions necessary to perfect our ownership interests in and the trustee's lien on the transition property; making all filings and taking such other action as may be necessary to perfect the trustee's lien on and security interest in all collateral that is not transition property; selling, as our agent, as our interests may appear, defaulted or written off accounts; and taking all necessary action in connection with true-up adjustments. The servicer is required to notify us, the trustee and the rating agencies in writing of any laws or Texas commission regulations promulgated after the execution of the servicing agreement that have a material adverse effect on the servicer's ability to perform its duties under the servicing agreement. The servicer is also authorized to execute and deliver documents and to make filings and participate in proceedings on our behalf.
The servicer is required to notify us, the trustee and the rating agencies in writing of any laws or Texas commission regulations promulgated after the execution of the servicing agreement that have a material adverse effect on the servicer’s ability to perform its duties under the servicing agreement. The servicer is also authorized to execute and deliver documents and to make filings and participate in proceedings on our behalf.
In addition, upon our reasonable request or any rating agency, the servicer will provide to us or rating agency, public financial information about the servicer and any material information about the transition property that is reasonably available, as may be reasonably necessary and permitted by law to enable us or rating agency to monitor the servicer’s performance and, so long as any System Restoration Bonds are outstanding, within a reasonable time after written request thereof, any information available to the servicer or reasonably obtainable by it that is necessary to calculate the system restoration charges applicable to each customer class. In addition to the foregoing, the servicer shall provide information reasonably accessible to it to the trustee upon request from time to time. The servicer will also prepare any reports required to be filed by us with the SEC and will cause to be delivered required opinions of counsel to the effect that all filings with the Texas commission necessary to preserve and protect the interests of the trustee in the transition property have been made.
Servicing Standards and Covenants
The servicing agreement will require the servicer, in servicing and administering the transition property, to employ or cause to be employed procedures and exercise or cause to be exercised the same care and diligence it customarily employs and exercises with respect to billing and collection activities it conducts for its own account and, if applicable, for others.
In the event that REPs are permitted to collect the transition charges, the servicing agreement requires the servicer to implement procedures and policies to ensure that REPs remit the transition charges collected from their retail customers to the servicer on behalf of us and the bondholders. These procedures and policies include creating and maintaining records that would permit prompt transfer of billing responsibilities in the event that a REP defaults. The servicer will also monitor payments from REPs and will take all permitted steps to ensure and collect payment by the REPs. The servicer will impose collection policies on the REPs, as permitted under the financing order and the rules of the Texas commission. Any agreement entered into between the servicer and a defaulted REP must satisfy the rating agency condition.
The servicing agreement requires the servicer to (i) manage, service, administer and make collections in respect of the transition property with reasonable care and in material compliance with applicable requirements of law, including all applicable regulations of the Texas commission, (ii) follow customary standards, policies and procedures for the industry in Texas in performing its duties, (iii) use all reasonable efforts, consistent with its customary servicing procedures, to enforce, and maintain rights in respect of, the transition property and to bill and collect the system restoration charges, (iv) comply with all requirements of law including all applicable regulations of the Texas commission applicable to and binding on it relating to the transition property, (v) file all notices with the Texas commission described in the Financing Act and file and maintain the effectiveness of UCC financing statements with respect to the property transferred from time to time under the Sale Agreement, and (vi) take such other action on our behalf to ensure that the lien of the trustee on the Collateral remains perfected and of first priority.
The servicer is responsible for instituting any proceeding to compel performance by the State of Texas or the Texas commission of their respective obligations under the Financing Act, the financing order, any issuance advice letter, any true-up adjustment or any tariff. The servicer is also responsible for instituting any proceeding as may be reasonably necessary to block or overturn any attempts to cause a repeal of, modification of or supplement to the Financing Act or the financing order or the rights of holders of transition property by legislative enactment, voter initiative or constitutional amendment that would be materially adverse to holders or which would cause an impairment of the rights of the issuing entity or the holders. In any proceedings related to the exercise of the power of eminent domain by any municipality to acquire a portion of Entergy Texas’ electric distribution facilities, the servicer will assert that the court ordering such condemnation must treat such municipality as a successor to Entergy Texas under the Financing Act and the financing order. The servicing agreement also designates the servicer as the custodian of our records and documents. The servicing agreement requires the servicer to indemnify us, our independent managers and the trustee (for itself and for your benefit) for any negligent act or omission relating to the servicer’s duties as custodian, except in the case of willful misconduct, bad faith or negligence of us, any independent manager or the trustee.
True-Up Adjustment Process
Among other things, the servicing agreement requires the servicer to file, and the Financing Act requires the Texas commission to approve, annual true-up adjustments to the rate at which system restoration charges are billed to customers. For more information on the true-up process, please read “Entergy Texas’ Financing Order—Statutory True-Ups—Credit Risk” in this prospectus. These adjustments are to be based on actual system restoration charge collections and updated assumptions by the servicer as to projected future billed revenue from which system restoration charges are allocated, projected electricity usage during the next period, expected delinquencies and write-offs and future payments and expenses relating to the transition property and the System Restoration Bonds.
In addition to the annual true-up adjustments, the financing order provides for the servicer to make true-up adjustments more frequently during the term of the System Restoration Bonds to correct any undercollection or overcollection, as provided in the financing order, in order to assure timely payment of System Restoration Bonds based on rating agency and bondholder considerations. The financing order also requires the servicer to make mandatory interim true-up adjustments semi-annually (or quarterly during the period between the expected final maturity and the legal final maturity of the last bond tranche or class) if the servicer forecasts that system restoration charge collections will be insufficient to make all scheduled payments of principal, interest and other amounts in respect of the System Restoration Bonds during the current or next succeeding semi-annual or quarterly period (as applicable) and to replenish any draws upon the capital subaccount.
The Texas commission must be given at least 15 days’ notice prior to making either the annual true-up adjustment or an interim true-up adjustment. In the event any correction to a true-up adjustment due to mathematical errors in the calculation of the adjustment or otherwise is necessary, it will be made in a future true-up adjustment. Interim true-up adjustments may not be made more frequently than every three months if quarterly System Restoration Bond payments are required or every six months if semi-annual System Restoration Bond payments are required; however, interim adjustments may occur quarterly for any System Restoration Bonds remaining outstanding following the last scheduled final payment date.
In addition to the annual true-up adjustment the servicer may file for a non-standard true-up adjustment if the forecasted billing units for one or more of the retail customer classes for an upcoming period decreases by more than 10% compared to the threshold billing units for such class set forth in the financing order. Non-standard true-up adjustments under the financing order must be filed with the Texas commission ninety (90) days before the date of the proposed adjustment and will be determined by a contested proceeding limited to determining if the non-standard true-up complies with the financing order. If the Texas commission does not issue an order by the proposed adjustment date, the servicer will be allowed to implement its proposed changes and any modifications subsequently ordered by the Texas commission will be made in the next true-up filing. Any such modification could result in delays in payments on the System Restoration Bonds.

An interim true-up adjustment will allocate amounts to customer classes in the same manner as amounts were allocated in the most recent annual true-up adjustment or non-standard true-up adjustment, as applicable.
As part of each true-up adjustment, the servicer will calculate the system restoration charges necessary to result in:
•all accrued and unpaid interest being paid in full,
•the outstanding principal balance of the system restoration bonds equaling the amount provided in the expected amortization schedule,
•the amount on deposit in the capital subaccount equaling the required capital level, and
•all other fees, expenses and indemnities of the issuing entity (up to the authorized amounts of such payments set forth in the financing order) being paid
The servicer will file true-up adjustments and, in accordance with the related financing order, the Texas commission has the right to review the adjustments. Under the financing order, the Texas commission has fifteen days to review annual or interim true-up adjustment filings. The Texas commission’s rights of review are limited to (i) in the case of an annual or an interim true-up adjustment, arithmetic errors and (ii) in the case of a non-standard true-up adjustment, whether the non-standard true-up complies with the provisions of the financing order. The servicer will implement adjustments to the system restoration charges annually, unless more frequent adjustments are required as described above.
Remittances to Collection Account
The servicer will remit estimated collection payments on the system restoration charges to the trustee for deposit in the collection account each business day. For a description of the allocation of the deposits, please read “Security for the System Restoration Bonds—How Funds in the Collection Account Will Be Allocated” in this prospectus. Until system restoration charge collections are remitted to the collection account, the servicer will not segregate them from its general funds. Please read “Risk Factors—Risks Associated with Potential Bankruptcy Proceedings of the Seller or the Servicer” in this prospectus.
The servicer will remit to the trustee system restoration charge collections based on its estimated system-wide charge-off percentage and the average number of days outstanding of bills. No less often than annually, the servicer will reconcile remittances of estimated payments arising from system restoration charges with actual system restoration charge payments received by the servicer to more accurately reflect the amount of billed system restoration charges that should have been remitted, based on the amounts actually received. To the extent the remittances of estimated payments arising from the system restoration charge exceed the amounts that should have been remitted based on actual system-wide charge-offs, the servicer will be entitled to receive a payment from us in an amount equal to the excess remittance, or to withhold the excess amount from any subsequent remittance to the trustee. To the extent the remittances of estimated payments arising from the system restoration charge are less than the amount that should have been remitted, the servicer will remit the amount of the shortfall to the trustee within two business days. Although the servicer will remit estimated payments arising from the system restoration charge to the trustee, the servicer is not obligated to make any payments on the System Restoration Bonds. In the case of any shortfall, Entergy Texas will allocate that shortfall, until retail competition is introduced into Entergy Texas’ service territory, first, to any amounts due with respect to customer deposits, second, to all electric service charges of Entergy Texas on the bill and to all system restoration charges, pro rata, based on the amount owed to Entergy Texas or other parties (including those amounts associated with the bonds, the Series 2009 Transition Bonds) and, third, to tax and remaining charges billed to customers. The portion owed in respect of system restoration charges may be further allocated ratably between us, as issuing entity of the System Restoration Bonds, and other affiliates of Entergy Texas who have issued System Restoration Bonds or system restoration bonds under the Financing Act, including Texas Restoration Funding, LLC.
In the event that the servicer makes changes to its current computerized customer information system which would allow the servicer to track actual system restoration charge payments and/or otherwise monitor payment and collection activity more efficiently or accurately than is being done today, the servicing agreement will allow the servicer to substitute actual remittance procedures for the estimated remittance procedures described above and otherwise modify the remittance procedures described above as may be appropriate in the interests of efficiency, accuracy, cost and/or system capabilities. However, the servicer will not be allowed to make any modification or substitution that will materially adversely affect the bondholders. The servicer must also give notice to us, the trustee and the rating agencies of any such computer system changes no later than 60 business days after the date on which all retail customer accounts are billed on the new system.
Servicing Compensation
The servicer will be entitled to receive an annual servicing fee in an amount equal to:
•0.10% of the initial principal balance of the System Restoration Bonds for so long as the servicer remains Entergy Texas or an affiliate; or
•if Entergy Texas or any of its affiliates is not the servicer, an amount agreed upon by the successor servicer and the trustee (in accordance with written instructions of bondholders evidencing not less than a majority of the outstanding amount of the System Restoration Bonds), but any amount in excess of 0.60% of the initial principal balance of the System Restoration Bonds must be approved by the Texas commission and the satisfaction of the rating agency condition.
The servicing fee shall be paid semi-annually with half of the servicing fee being paid on each payment date, provided that if the initial payment period is longer than six months, the servicer will be entitled to a pro rata increase in the servicing fee for such period. The servicer will also be entitled to retain any interest earnings on system restoration charge collections prior to remittance to the collection account, as well as all late payment charges, if any, collected from customers or REPs. However, if the servicer has failed to remit the system restoration charge collections to any collection account on the same business day that the servicer received such system restoration charge collections on more than three occasions during the period that the System Restoration Bonds are outstanding, then thereafter the servicer will be required to pay to the trustee any interest earnings on system restoration charge collections received by the servicer and invested by the servicer during each collection period prior to remittance to the collection account for so long as the System Restoration Bonds remain outstanding. The trustee will pay the servicing fee on each payment date (together with any portion of the servicing fee that remains unpaid from prior payment dates) to the extent of available funds prior to the distribution of any interest on and principal of the System Restoration Bonds. So long as Entergy Texas or an affiliate, is the servicer, Entergy Texas’ servicing compensation will be included as an identified revenue credit and reduce revenue requirements for setting its transmission and distribution rates. The expenses of servicing shall likewise be included as a cost of service in setting such rates.

Servicer Representations and Warranties; Indemnification
In the servicing agreement, the servicer will represent and warrant to us, as of the issuance date of the System Restoration Bonds, among other things, that:
•the servicer is duly organized, validly existing and is in good standing under the laws of the state of its organization, with requisite corporate or other power and authority to own its properties, to conduct its business as such properties are currently owned and such business is presently conducted by it, and to service the transition property and hold the records related to the transition property, and to execute, deliver and carry out the terms of the servicing agreement;
•the servicer is duly qualified to do business, is in good standing and has obtained all necessary licenses and approvals in all jurisdictions in which the ownership or lease of property or the conduct of its business (including the servicing of the transition property as required under the servicing agreement) requires such qualifications, licenses or approvals (except where a failure to qualify would not be reasonably likely to have a material adverse effect on the servicer’s business, operations, assets, revenues or properties or to its servicing of the transition property);
•the execution, delivery and performance of the terms of the servicing agreement have been duly authorized by all necessary action on the part of the servicer under its organizational or governing documents and laws;
•the servicing agreement constitutes a legal, valid and binding obligation of the servicer, enforceable against it in accordance with its terms, subject to applicable insolvency, reorganization, moratorium, fraudulent transfer and other laws relating to or affecting creditors’ rights generally from time to time in effect and to general principles of equity, regardless of whether considered in a proceeding in equity or at law (including concepts of materiality, reasonableness, good faith and fair dealing);
•the consummation of the transactions contemplated by the servicing agreement do not conflict with, result in any breach of, nor constitute a default under the servicer’s organizational documents or any indenture or other agreement or instrument to which the servicer is a party or by which it or any of its property is bound, result in the creation or imposition of any lien upon the servicer’s properties pursuant to the terms of any such indenture or agreement or other instrument (other than any lien that may be granted in favor of the trustee for the benefit of holders under the basic documents or any lien created pursuant to Section 39.309 of the Public Utility Regulatory Act) or violate any existing law or any existing order, rule or regulation applicable to the servicer of any governmental authority having jurisdiction over the servicer or its properties;
•each report or certificate delivered in connection with the issuance advice letter or delivered in connection with any filing made to the Texas commission by us with respect to the system restoration charges or true-up adjustments will be true and correct in all material respects, or, if based in part on or containing assumptions, forecasts or other predictions of future events, such assumptions, forecasts or predictions are reasonable based on historical performance (and facts known to the servicer on the date such report or certificate is delivered);

•no governmental approvals, authorizations, consents, orders or other actions or filings with any governmental authority are required for the servicer to execute, deliver and perform its obligations under the servicing agreement except those which have previously been obtained or made, those that are required to be made by the servicer in the future pursuant to the servicing agreement and those that the servicer may need to file in the future to continue the effectiveness of any financing statements; and
•no proceeding or, to the servicer’s knowledge, investigation is pending and, to the servicer’s knowledge, no proceeding or investigation is threatened before any governmental authority having jurisdiction over the servicer or its properties involving or relating to the servicer or the issuing entity or, to the servicer’s knowledge, any other person, asserting the invalidity of the servicing agreement or the other basic documents, seeking to prevent issuance of the System Restoration Bonds or the consummation of the transactions contemplated by the servicing agreement or other basic documents, seeking a determination that could reasonably be expected to materially and adversely affect the performance by the servicer of its obligations under or the validity or enforceability of the servicing agreement or the other basic documents, the System Restoration Bonds or seeking to adversely affect the federal income tax or state income or franchise tax classification of System Restoration Bonds as debt.
The servicer is not responsible for any ruling, decision, action or determination made or not made, or any delay of the Texas commission (except any delay caused by the servicer’s failure to file required applications in a timely and correct manner or other breach of its duties under the servicing agreement that adversely affects the transition property or the true-up adjustments) in any way related to the transition property, the system restoration charges or any true-up adjustment. The servicer also is not liable for the calculation of the system restoration charges and adjustments, including any inaccuracy in the assumptions made in the calculation, so long as the servicer has acted in good faith and has not acted in a negligent manner or for any person, including the bondholders, not receiving any payment, amount or return anticipated or expected or in respect of any System Restoration Bond generally.
The Servicer Will Indemnify Us, Other Entities and the Texas Commission in Limited Circumstances
The servicer will indemnify, defend and hold harmless us and the trustee (for itself and for your benefit) and the independent managers and each of their respective officers, directors, employees and agents from any and all liabilities, obligations, losses, damages, payments and claims, and reasonable costs or expenses, arising as a result of:
•the servicer’s willful misconduct, bad faith or negligence in the performance of, or reckless disregard of, its duties or observance of its covenants under the servicing agreement,
•the servicer’s breach of any of its representations or warranties under the servicing agreement,
•litigation and related expenses relating to its status and obligations as servicer (other than any proceeding the servicer is required to institute under the servicing agreement), and
•any finding that interest payable to any future REP with respect to disputed funds must be paid by us or from the transition property.

The servicer will not be liable, however, for any liabilities, obligations, losses, damages, payments or claims, or reasonable costs or expenses, resulting from the willful misconduct, bad faith or gross negligence of the party seeking indemnification, or resulting from a breach of a representation or warranty made by any such person in any of the basic documents that give rise to the servicer’s breach.
In addition, the servicer will agree to indemnify the Texas commission (for the benefit of retail electric customers) in connection with any liabilities, obligations, losses, damages, payments and claims, including any increase in servicing fees as described under “—Servicing Compensation,” resulting from the servicer’s willful misconduct, bad faith or negligence in performance of its duties or observance of its covenants under the servicing agreement. Any such indemnity payments made to the Texas commission for the benefit of the retail electric customers will be remitted to the trustee promptly for deposit in the collection account.
Except for payment of the servicing fee, reimbursement of excess remittances and certain costs incurred and payment of the purchase price of the transition property, the servicing agreement also provides that the servicer releases us and our independent managers, the trustee and each of our respective officers, directors and agents from any actions, claims and demands which the servicer, in the capacity of servicer or otherwise, may have against those parties relating to the transition property or the servicer’s activities with respect to the transition property, other than actions, claims and demands arising from the willful misconduct, bad faith or gross negligence of the parties.
The PUCT, acting through its authorized legal representative, may enforce the servicer’s obligations imposed pursuant to the financing order for the benefit of ratepayers to the extent permitted by law.
Evidence as to Compliance
The servicing agreement will provide that the servicer will furnish annually to us, the trustee and the rating agencies, on or before March 31 of each year, beginning March 31, 2023 or, if earlier, on the date on which the annual report relating to the bonds is required to be filed with the SEC, a report on its assessment of compliance with specified servicing criteria as required by Item 1122(a) of Regulation AB, during the preceding 12 months ended December 31 (or preceding period since the issuance date of the System Restoration Bonds in the case of the first statement), together with a certificate by an officer of the servicer certifying the statements set forth therein.
The servicing agreement also provides that a firm of independent certified public accountants, at the servicer’s expense, will furnish annually to us, the trustee and the rating agencies on or before March 31 of each year, beginning March 31, 2023 or, if earlier, on the date on which the annual report relating to the bonds is required to be filed with the SEC, an annual accountant’s report, which will include any required attestation report that attests to and reports on the servicer’s assessment report described in the immediately preceding paragraph, to the effect that the accounting firm has performed agreed upon procedures in connection with the servicer’s compliance with its obligations under the servicing agreement during the preceding 12 months, identifying the results of the procedures and including any exceptions noted. The report will also indicate that the accounting firm providing the report is independent of the servicer within the meaning of the rules of The Public Company Accounting Oversight Board.
Copies of the above reports will be filed with the SEC. You may also obtain copies of the above statements and certificates by sending a written request addressed to the trustee.

The servicer will also be required to deliver to us, the trustee and the rating agencies monthly reports setting forth certain information relating to collections of system restoration charges received during the preceding calendar month and, shortly before each payment date, a semi-annual report setting forth the amount of principal and interest payable to bondholders on such date, the difference between the principal outstanding on the System Restoration Bonds and the amounts specified in the related expected amortization schedule after giving effect to any such payments, and the amounts on deposit in the capital subaccount and excess funds subaccount after giving effect to all transfers and payments to be made on such payment date. The servicer is required to file copies of the semi-annual payment date reports with the SEC.
In addition, the servicer is required to send copies of each filing or notice evidencing a true-up adjustment to us, the trustee and the rating agencies. The servicer is also required to prepare and deliver certain disclosures to its retail customers and to REPs, and to provide to the rating agencies any non-confidential and non-proprietary information about the REPs as is reasonably requested by the rating agencies.
Matters Regarding the Servicer
The servicing agreement will provide that Entergy Texas may not resign from its obligations and duties as servicer thereunder, except when Entergy Texas delivers to the trustee and the Texas commission an opinion of independent legal counsel to the effect that Entergy Texas’ performance of its duties under the servicing agreement is no longer permissible under applicable law. No resignation by Entergy Texas as servicer will become effective until a successor servicer has assumed Entergy Texas’ servicing obligations and duties under the servicing agreement.
The servicing agreement further provides that neither the servicer nor any of its directors, officers, employees, and agents will be liable to us or to the trustee, our managers, you or any other person or entity, except as provided under the servicing agreement, for taking any action or for refraining from taking any action under the servicing agreement or for good faith errors in judgment. However, neither the servicer nor any person or entity will be protected against any liability that would otherwise be imposed by reason of willful misconduct, bad faith or negligence in the performance of its duties. The servicer and any of its directors, officers, employees or agents may rely in good faith on the advice of counsel or on any document submitted by any person respecting any matters under the servicing agreement. In addition, the servicing agreement will provide that the servicer is under no obligation to appear in, prosecute, or defend any legal action, except as provided in the servicing agreement at our expense.
Under the circumstances specified in the servicing agreement, any entity which becomes the successor by merger, sale, transfer, lease, management contract or otherwise to all or substantially all of the servicer’s electric transmission and distribution business may assume all of the rights and obligations of the servicer under the servicing agreement. If transmission and distribution are not provided by a single entity after any such transaction, the entity which provides distribution service directly to retail customers taking service as facilities, premises located in the servicer’s service territory may assume all of the servicer’s rights and obligations under the servicing agreement. The following are conditions to the transfer of the duties and obligations to a successor servicer:
•immediately after the transfer, no representation or warranty made by the servicer in the servicing agreement will have been breached and no servicer default or event which after notice of, lapse of time or both, would become a servicer default, has occurred and is continuing;

•the successor to the servicer must execute an agreement of assumption to perform every obligation of the servicer under the servicing agreement;
•the servicer has delivered to us and to the trustee an officer’s certificate and an opinion of counsel stating that the transfer complies with the servicing agreement and all conditions to the transfer under the servicing agreement have been complied with;
•the servicer has delivered to us and to the trustee and the rating agencies an opinion of counsel stating either that all necessary filings, including those with the Texas commission, to preserve, perfect and maintain the priority of our interests in and the trustee’s lien on the transition property, have been made or that no filings are required;
•the servicer has given prior written notice to the rating agencies; and
•the servicer has delivered to us, the Texas commission, the trustee and the rating agencies an opinion of independent tax counsel to the effect that, for federal income tax purposes, such transaction will not result in a material federal income tax consequence to the issuing entity or the system restoration bondholders.
So long as the conditions of any such assumptions are met, then the prior servicer will automatically be released from its obligations under the servicing agreement.
The servicing agreement permits the servicer to appoint any person to perform any or all of its obligations. However, unless the appointed person is an affiliate of Entergy Texas, appointment must satisfy the rating agency condition. In all cases, the servicer must remain obligated and liable under the servicing agreement.
Servicer Defaults
Servicer defaults under the servicing agreement will include:
•any failure by the servicer to remit any amount, including payments arising from the system restoration charges into the collection account as required under the servicing agreement, which failure continues unremedied for five business days after written notice from us or the trustee is received by the servicer or after discovery of the failure by an officer of the servicer;
•any failure by the servicer to duly perform its obligations to make system restoration charge adjustment filings in the time and manner set forth in the servicing agreement, which failure continues unremedied for a period of five days;
•any failure by the servicer or, if the servicer is Entergy Texas or an affiliate of Entergy Texas, by Entergy Texas to observe or perform in any material respect any covenants or agreements in the servicing agreement or the other basic documents to which it is a party, which failure materially and adversely affects the rights of bondholders and which continues unremedied for 60 days after written notice of this failure has been given to the servicer or, if the servicer is Entergy Texas or an affiliate of Entergy Texas, by us or by the trustee or after such failure is discovered by an officer of the servicer;

•any representation or warranty made by the servicer in the servicing agreement or any basic document proves to have been incorrect in a material respect when made, which has a material adverse effect on the bondholders and which material adverse effect continues unremedied for a period of 60 days after the giving of written notice to the servicer by us or the trustee after such failure is discovered by an officer of the servicer; and
•events of bankruptcy, insolvency, receivership or liquidation of the servicer.
Rights Upon a Servicer Default
In the event of a servicer default that remains unremedied, the trustee may, and upon the instruction of the Texas commission (on behalf of the customers) or the holders of System Restoration Bonds evidencing not less than a majority in principal amount of then outstanding System Restoration Bonds, the trustee will terminate all the rights and obligations of the servicer under the servicing agreement, other than the servicer’s indemnity obligation and obligation to continue performing its functions as servicer until a successor servicer is appointed. After the termination, the trustee may and, upon the instruction of the holders of System Restoration Bonds evidencing not less than a majority in principal amount of then outstanding System Restoration Bonds, the trustee will appoint a successor servicer who will succeed to all the responsibilities, duties and liabilities of the servicer under the servicing agreement and will be entitled to similar compensation arrangements. Any successor servicer must be permitted under Texas Commission regulations to perform the duties of servicer, is subject to satisfaction of the rating agency condition and must enter into a servicing agreement with us having substantially the same provisions as the servicing agreement.
In addition, when a servicer defaults by failing to remit system restoration charges as required by the servicing agreement, the bondholders (in accordance with the indenture) and the trustee as beneficiary of any statutory lien permitted by the Financing Act will be entitled to (i) apply to a Travis County, Texas district court for sequestration and payment of revenues arising from the transition property, (ii) foreclose on or otherwise enforce the lien and security interests in the transition property, and (iii) apply to the Texas commission for an order that amounts arising from the system restoration charges be transferred to a separate account for the benefit of the bondholders in accordance with the Financing Act. If, however, a bankruptcy trustee or similar official has been appointed for the servicer, and no servicer default other than an appointment of a bankruptcy trustee or similar official has occurred, that trustee or official may have the power to prevent the trustee or the bondholders from effecting a transfer of servicing. Please read “Risk Factors—Risks Associated with Potential Bankruptcy Proceedings of the Seller or the Servicer” and “How a Bankruptcy May Affect Your Investment” in this prospectus.
If within thirty days after the delivery of the termination notice, a new servicer shall not have been appointed, the trustee may appoint, or petition the Texas commission or a court of competent jurisdiction for the appointment of, a successor servicer which satisfies the rating agency condition. In no event will the trustee be liable for its appointment of a successor servicer. The trustee may make arrangements for compensation to be paid to the successor servicer.
Waiver of Past Defaults
The Texas commission, together with holders of System Restoration Bonds evidencing not less than a majority in principal amount of the then outstanding System Restoration Bonds, on behalf of all bondholders, may direct the trustee to waive in writing any default by the servicer in the performance of its obligations under the servicing agreement and its consequences, except a default in making any required remittances to the collection account under the servicing agreement. The servicing agreement provides that no waiver will impair the bondholders’ rights relating to subsequent defaults. Promptly after executing such a waiver, the servicer will furnish a copy of such waiver to each rating agency.
Successor Servicer
If for any reason a third-party assumes the role of the servicer under the servicing agreement, the servicing agreement will require the servicer to cooperate with us and with the trustee and the successor servicer in terminating the servicer’s rights and responsibilities under the servicing agreement, including the transfer to the successor servicer of all cash amounts then held by the servicer for remittance or subsequently acquired. The servicing agreement will provide that the servicer will be liable for the reasonable costs and expenses incurred in transferring the transition property records to the successor servicer and amending the servicing agreement to reflect such succession if such transfer is the result of a servicer default.
Amendment
The servicing agreement may be amended in writing by the servicer and us, if a copy of the amendment is provided by us to each rating agency and if the rating agency condition has been satisfied, with the prior written consent of the trustee (subject to the delivery of the opinion of counsel set forth below) and, with respect to amendments that would increase ongoing qualified costs as defined in the financing order, the consent or deemed consent of the Texas commission. If any such amendment would adversely affect the interest of any bondholder in any material respect, the consent of the holders of a majority of the outstanding principal amount of the System Restoration Bonds is also required.
In addition, the servicing agreement may be amended in writing by the servicer and us with ten business days’ prior written notice given to the rating agencies and the prior written consent of the trustee (which consent shall be given in reliance on an opinion of counsel and an officer’s certificate stating that such amendment is permitted or authorized under and adopted in accordance with the provisions of the servicing agreement and that all conditions precedent have been satisfied, upon which the trustee may conclusively rely) and, if the contemplated amendment may in the judgment of the Texas commission increase ongoing qualified costs, the consent of the Texas commission, but without the consent of any of the bondholders, (i) to cure any ambiguity, to correct or supplement any provisions in the servicing agreement or for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions in the servicing agreement or of modifying in any manner the rights of the bondholders; provided, however, that such action shall not, as evidenced by an officer’s certificate delivered to us and the trustee, adversely affect in any material respect the interests of any bondholder or (ii) to conform the provisions of the servicing agreement to the description of the servicing agreement in this prospectus. Promptly after the execution of any such amendment or consent, we will furnish copies of such amendment or consent to each of the rating agencies.
In executing any amendment, the trustee shall be entitled to rely on an opinion of counsel and an officer’s certificate stating that such amendment is permitted or authorized under and adopted in accordance with the provisions of the servicing agreement and that all conditions precedent have been satisfied.
If the Texas commission adopts rules or regulations the effect of which is to modify or supplement any provision of the servicing agreement related to the credit and deposit requirements for retail electric providers and which the rating agencies have confirmed will not result in a suspension, withdrawal or downgrade of the then-current ratings on the System Restoration Bonds, and if the servicer has notified us and the trustee in writing of such modification or supplement and delivered an opinion of counsel stating that such modification or supplement is authorized and permitted by the servicing agreement, the servicing agreement will be so modified or supplemented on the effective date of such rule or regulation without the necessity of any further action by any party to the servicing agreement.
HOW A BANKRUPTCY MAY AFFECT YOUR INVESTMENT
Challenge to True Sale Treatment
Entergy Texas will represent and warrant that the transfer of the transition property in accordance with the sale agreement constitutes a true and valid sale and assignment of that transition property by Entergy Texas to us. It will be a condition of closing for the sale of the transition property pursuant to the sale agreement that Entergy Texas will take the appropriate actions under the Financing Act, including filing a notice of transfer of an interest in the transition property, to perfect this sale. The Financing Act provides that a transfer of transition property by an electric utility to an assignee which the parties have in the governing documentation expressly stated to be a sale or other absolute transfer, in a transaction approved in a financing order, shall be treated as an absolute transfer of all the transferor’s right, title and interest, as in a “true sale” under applicable creditors’ rights principles, and not as a pledge or other financing, of the relevant transition property. We and Entergy Texas will treat such a transaction as a sale under applicable law. However, we expect that System Restoration Bonds will be reflected as debt on Entergy Texas’ consolidated financial statements. In addition, we anticipate that the System Restoration Bonds will be treated as debt of Entergy Texas for federal income tax purposes. Please read “Material U.S. Federal Income Tax Consequences” in this prospectus. In the event of a bankruptcy of a party to a sale agreement, if a party in interest in the bankruptcy were to take the position that the transfer of the transition property to us pursuant to that sale agreement was a financing transaction and not a true sale under applicable creditors’ rights principles, there can be no assurance that a court would not adopt this position. Even if a court did not ultimately recharacterize the transaction as a financing transaction, the mere commencement of a bankruptcy of Entergy Texas and the attendant possible uncertainty surrounding the treatment of the transaction could result in delays in payments on the System Restoration Bonds.
In that regard, we note that the bankruptcy court in In re: LTV Steel Company, Inc., et al., 274 B.R. 278 (Bankr. N. D. Oh. 2001) issued an interim order that observed that a debtor, LTV Steel Company, which had previously entered into securitization arrangements with respect both to its inventory and its accounts receivable may have “at least some equitable interest in the inventory and receivables, and that this interest is property of the Debtor’s estate sufficient to support the entry of” an interim order permitting the debtor to use proceeds of the property sold in the securitization 274 B.R. at 285. The court based its decision in large part on its view of the equities of the case.
LTV and the securitization investors subsequently settled their dispute over the terms of the interim order and the bankruptcy court entered a final order in which the parties admitted and the court found that the pre-petition transactions constituted “true sales.” The court did not otherwise overrule its earlier ruling. The LTV memorandum opinion serves as an example of the pervasive equity powers of bankruptcy courts and the importance that such courts may ascribe to the goal of reorganization, particularly where the assets sold are integral to the ongoing operation of the debtor’s business.
Even if creditors did not challenge the sale of transition property as a true sale, a bankruptcy filing by Entergy Texas could trigger a bankruptcy filing by us with similar negative consequences for bondholders. In In re General Growth Properties, Inc., 409 B.R. 43 (Bankr. S.D.N.Y 2009, General Growth Properties, Inc. filed for bankruptcy together with many of its direct and indirect subsidiaries, including many subsidiaries that were organized as special purpose vehicles. The bankruptcy court upheld the validity of the filings of these special purpose subsidiaries and allowed the subsidiaries, over the objections of their creditors, to use the lenders’ cash collateral to make loans to the parent for general corporate purposes. The creditors received adequate protection in the form of current interest payments and replacement liens to mitigate any diminution in value resulting from the use of the cash collateral, but the opinion serves as a reminder that bankruptcy courts may subordinate legal rights of creditors to the interests of helping debtors reorganize.
We and Entergy Texas have attempted to mitigate the impact of a possible recharacterization of a sale of transition property as a financing transaction under applicable creditors’ rights principles. The sale agreement will provide that if the transfer of the applicable transition property is thereafter recharacterized by a court as a financing transaction and not a true sale, the transfer by Entergy Texas will be deemed to have granted to us on behalf of ourselves and the trustee a first priority security interest in all Entergy Texas’ right, title and interest in and to the transition property and all proceeds thereof. In addition, the sale agreement will require the filing of a notice of security interest in the transition property and the proceeds thereof in accordance with the Financing Act. As a result of this filing, we would be a secured creditor of Entergy Texas and entitled to recover against the collateral or its value. This does not, however, eliminate the risk of payment delays or reductions and other adverse effects caused by an Entergy Texas bankruptcy. Further, if, for any reason, a transition property notice is not filed under the Financing Act or we fail to otherwise perfect our interest in the transition property, and the transfer is thereafter deemed not to constitute a true sale, we would be an unsecured creditor of Entergy Texas.
The Financing Act provides that the creation, granting, perfection and enforcement of liens and security interests in transition property are governed by Public Utility Regulatory Act and not by the Texas Business & Commerce Code. Under the Financing Act, a valid and enforceable lien and security interest in transition property may be created only by a financing order issued under the Public Utility Regulatory Act and the execution and delivery of a security agreement with a holder of System Restoration Bonds or a trustee or agent for the holder. The lien and security interest attaches automatically from the time value is received for the System Restoration Bonds. Upon perfection through the filing of notice with the Secretary of State of Texas pursuant to rules established by the Secretary of State of Texas, the security interest shall be a continuously perfected lien and security interest in the transition property, with priority in the order of filing and take precedence over any subsequent judicial or other lien creditor. If this notice is filed within ten days after value is received for the System Restoration Bonds, the security interest will be perfected retroactive to the date value was received, otherwise, the security interest will be perfected as of the date of filing. None of this, however, mitigates the risk of payment delays and other adverse effects caused by an Entergy Texas bankruptcy. Further, if, for any reason, a transition property notice is not filed under the Public Utility Regulatory Act or we fail to otherwise perfect our interest in the transition property sold pursuant to the sale agreement, and the transfer is thereafter deemed not to constitute a true sale, we would be an unsecured creditor of Entergy Texas.
Consolidation of the Issuing Entity and Entergy Texas
If Entergy Texas were to become a debtor in a bankruptcy case, a party in interest might attempt to substantively consolidate the assets and liabilities of Entergy Texas and us. We and Entergy Texas have taken steps to attempt to minimize this risk. Please read “Entergy Texas Restoration Funding II, LLC, The Issuing Entity” in this prospectus. However, no assurance can be given that if Entergy Texas were to become a debtor in a bankruptcy case, a court would not order that our assets and liabilities be substantively consolidated with those of Entergy Texas. Substantive consolidation would result in payment of the claims of the beneficial owners of the

System Restoration Bonds to be subject to substantial delay and to adjustment in timing and amount under a plan of reorganization in the bankruptcy case.
Status of Transition Property as Current Property
Entergy Texas will represent in the sale agreement, and the Financing Act provides, that the transition property sold pursuant to such sale agreement constitutes a current property right on the date that it is first transferred or pledged in connection with the issuance of System Restoration Bonds. Nevertheless, no assurance can be given that, in the event of a bankruptcy of Entergy Texas, a court would not rule that the applicable transition property comes into existence only as retail electric customers use electricity.
If a court were to accept the argument that the applicable transition property comes into existence only as retail electric customers use electricity, no assurance can be given that a security interest in favor of the system restoration bondholders would attach to the system restoration charges in respect of electricity consumed after the commencement of the bankruptcy case or that the transition property has been sold to us. If it were determined that the transition property had not been sold to us, and the security interest in favor of the system restoration bondholders did not attach to the applicable system restoration charges in respect of electricity consumed after the commencement of the bankruptcy case, then we would have an unsecured claim against Entergy Texas. If so, there would be delays and/or reductions in payments on the System Restoration Bonds. Whether or not a court determined that transition property had been sold to us pursuant to a sale agreement, no assurances can be given that a court would not rule that any system restoration charges relating to electricity consumed after the commencement of the bankruptcy could not be transferred to us or the trustee.
In addition, in the event of a bankruptcy of Entergy Texas, a party in interest in the bankruptcy could assert that we should pay, or that we should be charged for, a portion of Entergy Texas’ costs associated with the transmission or distribution of the electricity, consumption of which gave rise to the system restoration charge receipts used to make payments on the System Restoration Bonds.
Regardless of whether Entergy Texas is the debtor in a bankruptcy case, if a court were to accept the argument that transition property sold pursuant to the sale agreement comes into existence only as customers use electricity, a tax or government lien or other nonconsensual lien on property of Entergy Texas arising before that transition property came into existence could have priority over our interest in that transition property. Adjustments to the system restoration charges may be available to mitigate this exposure, although there may be delays in implementing these adjustments.
Estimation of Claims; Challenges to Indemnity Claims
If Entergy Texas were to become a debtor in a bankruptcy case, to the extent we do not have secured claims as discussed above, claims, including indemnity claims, by us or the trustee against Entergy Texas as seller under the sale agreement and the other documents executed in connection therewith would be unsecured claims and would be subject to being discharged in the bankruptcy case. In addition, a party in interest in the bankruptcy may request that the bankruptcy court estimate any contingent claims that we or the trustee have against Entergy Texas. That party may then take the position that these claims should be estimated at zero or at a low amount because the contingency giving rise to these claims is unlikely to occur. If a court were to hold that the indemnity provisions were unenforceable, we would be left with a claim for actual damages against Entergy Texas based on breach of contract principles. The actual amount of these damages would be subject to estimation and/or calculation by the court.

No assurances can be given as to the result of any of the above-described actions or claims. Furthermore, no assurance can be given as to what percentage of their claims, if any, unsecured creditors would receive in any bankruptcy proceeding involving Entergy Texas.
Enforcement of Rights by the Trustee
Upon an event of default under the indenture, the Public Utility Regulatory Act permits the trustee to enforce the security interest in the transition property sold pursuant to the sale agreement in accordance with the terms of the indenture. In this capacity, the trustee is permitted to request the Texas commission or a Travis County, Texas district court to order the sequestration and payment to holders of System Restoration Bonds of all revenues arising from the applicable system restoration charges. There can be no assurance, however, that the Texas commission or a district court judge would issue this order after a seller bankruptcy in light of the automatic stay provisions of Section 362 of the United States Bankruptcy Code. In that event, the trustee may under the indenture seek an order from the bankruptcy court lifting the automatic stay with respect to this action by the Texas commission or a district court judge and an order requiring an accounting and segregation of the revenues arising from the transition property sold pursuant to the sale agreement. There can be no assurance that a court would grant either order.
Bankruptcy of the Servicer
The servicer is entitled to commingle the system restoration charges that it receives with its own funds until each date on which the servicer is required to remit funds to the trustee as specified in the servicing agreement. The Public Utility Regulatory Act provides that the relative priority of a lien created under the Public Utility Regulatory Act is not defeated or adversely affected by the commingling of system restoration charges arising with respect to the transition property with funds of the electric utility. In the event of a bankruptcy of the servicer, a party in interest in the bankruptcy might assert, and a court might rule, that the system restoration charges commingled by the servicer with its own funds and held by the servicer, prior to and as of the date of bankruptcy were property of the servicer as of that date, and are therefore property of the servicer’s bankruptcy estate, rather than our property. If the court so rules, then the court would likely rule that the trustee has only a general unsecured claim against the servicer for the amount of commingled system restoration charges held as of that date and could not recover the commingled system restoration charges held as of the date of the bankruptcy.
However, if the court were to rule on the ownership of the commingled system restoration charges, the automatic stay arising upon the bankruptcy of the servicer could delay the trustee from receiving the commingled system restoration charges held by the servicer as of the date of the bankruptcy until the court grants relief from the stay. A court ruling on any request for relief from the stay could be delayed pending the court’s resolution of whether the commingled system restoration charges are our property or are property of the servicer, including resolution of any tracing of proceeds issues.
The servicing agreement will provide that the trustee, as our assignee, together with the other persons specified therein, may vote to appoint a successor servicer that satisfies the rating agency condition. The servicing agreement will also provide that the trustee, together with the other persons specified therein, may petition the Texas commission or a court of competent jurisdiction to appoint a successor servicer that meets this criterion. However, the automatic stay in effect during a servicer bankruptcy might delay or prevent a successor servicer’s replacement of the servicer. Even if a successor servicer may be appointed and may replace the servicer, a successor may be difficult to obtain and may not be capable of performing all of the duties that Entergy Texas as servicer was capable of performing. Furthermore, should the servicer enter into bankruptcy, it may be permitted to stop acting as servicer.

Bankruptcy of a Retail Electric Provider
A retail electric provider is not required to segregate the system restoration charges it collects from its general funds. The Public Utility Regulatory Act provides that our rights to transition property are not affected by the commingling of these funds with other funds. In a bankruptcy of a retail electric provider, however, a bankruptcy court might rule that federal bankruptcy law takes precedence over the Public Utility Regulatory Act and does not recognize our right to receive the collected system restoration charges that are commingled with other funds of a retail electric provider prior to or as of the date of bankruptcy, including system restoration charges or system restoration charges associated with other issuances of transition bonds or system restoration bonds, as applicable, such as the 2009 Transition Bonds. If so, the collected system restoration charges or system restoration charges held by a retail electric provider as of the date of bankruptcy would not be available to us to pay amounts owing on the System Restoration Bonds. In this case, we would have only a general unsecured claim against that retail electric provider for those amounts.
In addition, the bankruptcy of a retail electric provider may cause a delay in or prohibition of enforcement of various rights against the retail electric provider, including rights to require payments by the retail electric provider, rights to enforce against the REP deposit account or any other security deposits of the retail electric provider held by the trustee, rights to retain preferential payments made by the retail electric provider prior to bankruptcy, rights to require the retail electric provider to comply with financial provisions of the Public Utility Regulatory Act or other state laws, rights to terminate contracts with the retail electric provider and rights that are conditioned on the bankruptcy, insolvency or financial condition of the retail electric provider. Such a bankruptcy could also cause a possible disgorgement of any security deposits of the REP held by the trustee.
Affiliated Retail Electric Providers
Retail electric providers will be required to remit to the servicer a fixed portion of billed system restoration charges except for a reasonable allowance for expected losses. As incentive collection agent compensation, a retail electric provider may retain collections from end-use customers in excess of the specified percentage remitted but is not reimbursed for collections below the specified percentage. The specified percentage will be adjusted on an annual basis to take into account the collection experience of the previous year, as demonstrated by audited reports from all retail electric providers.
In the event of a bankruptcy of Entergy Texas, a party in interest in bankruptcy could attempt to take the position that an affiliated retail electric provider had taken all or some of the risk of system restoration charge collections. If a court were to adopt this position, there would be an increased possibility that the court would recharacterize the transaction as a financing transaction and not a “true sale” or substantively consolidate the assets and liabilities of Entergy Texas and us.
Other risks relating to bankruptcy may be found in “Risk Factors—Risks Associated with Potential Bankruptcy Proceedings of Future Retail Electric Providers If Retail Competition is Introduced” in this prospectus.
USE OF PROCEEDS
We will use the proceeds of the issuance of the System Restoration Bonds to pay the expenses of the issuance and sale of the System Restoration Bonds and to purchase transition property from Entergy Texas. In accordance with the financing order, Entergy Texas will use the proceeds it receives from the sale of the transition property to reduce recoverable system restoration costs, and thereafter to refinance or retire debt or equity, or to fund capital expenditures to support utility operations and services.
PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)
Subject to the terms and conditions in the underwriting agreement among us, Entergy Texas and the underwriters, for whom Goldman Sachs & Co. LLC and Citigroup Global Markets Inc. are acting as representatives, we have agreed to sell to the underwriters, and the underwriters have severally agreed to purchase, the principal amount of the bonds listed opposite each underwriter’s name below:

Underwriter	Tranche A-1	Tranche A-2
Goldman Sachs & Co. LLC	$	$
Citigroup Global Markets Inc.	$	$
Regions Securities LLC	$	$
R. Seelaus & Co., LLC	$	$
Total	$	$

Under the underwriting agreement, the underwriters will take and pay for all of the bonds we offer, if any is taken. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.
The Underwriters’ Sales Price for the System Restoration Bonds
The System Restoration Bonds sold by the underwriters to the public will be initially offered at the prices to the public set forth on the cover of this prospectus. The underwriters propose initially to offer the bonds to dealers at such prices, less a selling concession not to exceed the percentage listed below for each tranche. The underwriters may allow, and dealers may reallow, a discount not to exceed the percentage listed below for each tranche.

Selling Concession	Reallowance Discount
Tranche A-1%	%
Tranche A-2%	%

After the initial public offering, the public offering prices, selling concessions and reallowance discounts may change.
No Assurance as to Resale Price or Resale Liquidity for the System Restoration Bonds
The System Restoration bonds are a new issue of securities with no established trading market. They will not be listed on any securities exchange. The underwriters have advised us that they intend to make a market in the bonds, but they are not obligated to do so and may discontinue market making at any time without notice. We cannot assure you that a liquid trading market will develop for the bonds.
Various Types of Underwriter Transactions That May Affect the Price of the System Restoration Bonds
The underwriters may engage in overallotment transactions, stabilizing transactions, syndicate covering transactions and penalty bids with respect to the System Restoration Bonds in accordance with Regulation M under the Exchange Act. Overallotment transactions involve syndicate sales in excess of the offering size, which create a syndicate short position. Stabilizing transactions are bids to purchase the System Restoration Bonds, which are permitted, so long as the stabilizing bids do not exceed a specific maximum price. Syndicate covering transactions involve purchases of the bonds in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the bonds originally sold by the syndicate member are purchased in a syndicate covering transaction. These overallotment transactions, stabilizing transactions, syndicate covering transactions and penalty bids may cause the prices of the System Restoration Bonds to be higher than they would otherwise be. Neither we, Entergy Texas, the trustee, our managers nor any of the underwriters represent that the underwriters will engage in any of these transactions or that these transactions, if commenced, will not be discontinued without notice at any time.
Certain of the underwriters and their affiliates have in the past provided, and may in the future from time to time provide, investment banking and general financing and banking services to Entergy Texas and its affiliates for which they have in the past received, and in the future may receive, customary fees. In addition, each underwriter may from time to time take positions in the System Restoration Bonds.
We estimate that our share of the total expenses of the offering will be $            .
We and Entergy Texas have agreed to indemnify the underwriters against some liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of those liabilities.
The underwriters are offering the System Restoration Bonds, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters, including the validity of the System Restoration Bonds and other conditions contained in the underwriting agreement, such as receipt of ratings confirmations, officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject offers in whole or in part.
The issuing entity expects to deliver the System Restoration Bonds against payment for the System Restoration Bonds on or about the date specified in the last paragraph of the cover page of this prospectus, which will be the fifth business day following the date of pricing of the System Restoration Bonds. Since trades in the secondary market generally settle in two business days, purchasers who wish to trade System Restoration Bonds on the date of pricing or the succeeding three business days will be required, by virtue of the fact that the System Restoration Bonds initially will settle in T + 5, to specify alternative settlement arrangements to prevent a failed settlement.
Conflicts of Interest
Certain of the underwriters or their affiliates or may hold a portion of the debt that Entergy Texas intends to repay from the proceeds it will receive from the sale of the transition property. In such event, it is possible that one or more of the underwriters or their affiliates could receive more than 5% of the net proceeds of this offering, and in that case such underwriter could be deemed to have a conflict of interest under FINRA Rule 5121. In the event of any such conflict of interest, such underwriter would be required to conduct the distribution of System Restoration Bonds in accordance with FINRA Rule 5121. Under FINRA Rule 5121, the appointment of a “qualified independent underwriter” is not necessary in connection with this offering, as this offering is of a class of securities that are “investment grade rated” within the meaning of FINRA Rule 5121. If the distribution is conducted in accordance with FINRA Rule

5121, such underwriter would not be permitted to sell to an account over which it exercises discretionary authority without first receiving specific written approval from the account holder.
AFFILIATIONS AND CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
The issuing entity is a wholly-owned subsidiary of Entergy Texas. Entergy Texas is a wholly-owned operating subsidiary of Entergy Corporation. Each of the sponsor, the initial servicer and the depositor may maintain other banking relationships in the ordinary course with The Bank of New York Mellon. The Bank of New York Mellon serves as trustee for the System Restoration Bonds. The Bank of New York Mellon also serves as trustee for the 2009 Transition Bonds.
MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
General
The following is a general discussion of the material federal income tax consequences of the purchase, ownership and disposition of the System Restoration Bonds. Except as specifically provided below with respect to Non-U.S. Holders (as defined below), this discussion does not address the tax consequences to persons other than initial purchasers who are U.S. Holders (as defined below) that hold their System Restoration Bonds as capital assets within the meaning of Section 1221 of the Internal Revenue Code, and it does not address all of the tax consequences relevant to investors that are subject to special treatment under the U.S. federal income tax laws (such as financial institutions, life insurance companies, retirement plans, regulated investment companies, persons who hold System Restoration Bonds as part of a “straddle,” a “hedge” or a “conversion transaction,” U.S. persons that have a “functional currency” other than the U.S. dollar, investors in pass-through entities and tax-exempt organizations). This summary also does not address the consequences to holders of the System Restoration Bonds under state, local or foreign tax laws. However, by acquiring a System Restoration Bond, a bondholder agrees to treat the System Restoration Bond as a debt of Entergy Texas to the extent consistent with applicable state, local and other tax law unless otherwise required by appropriate taxing authorities.
This summary is based on current provisions of the Internal Revenue Code, the Treasury Regulations promulgated and proposed thereunder, judicial decisions and published administrative rulings and pronouncements of the IRS and interpretations thereof. All of these authorities and interpretations are subject to change, and any change may apply retroactively and affect the accuracy of the opinions, statements and conclusions set forth in this discussion.
U.S. Holder and Non-U.S. Holder Defined
A “U.S. Holder” means a beneficial owner of a System Restoration Bond that, for U.S. federal income tax purposes, is (i) a citizen or individual resident of the United States, (ii) a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust if (A) a court in the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (B) it has a valid election in place to be treated as a U.S. person. A “Non-U.S. Holder” means a beneficial owner of a System Restoration Bond that is not a U.S. Holder but does not include (i) an entity or arrangement treated as a partnership for U.S. federal income tax purposes, (ii) a former citizen of the United States or (iii) a former resident of the United States.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes is a holder of a System Restoration Bond, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships that hold System Restoration Bonds, and partners in such partnerships, are encouraged to consult their tax advisors about the particular U.S. federal income tax consequences applicable to them. Similarly, former citizens and former residents of the United States are encouraged to consult their tax advisors about the particular U.S. federal income tax consequences that may be applicable to them.
ALL PROSPECTIVE INVESTORS ARE ENCOURAGED TO CONSULT THEIR TAX ADVISORS REGARDING THE FEDERAL INCOME TAX CONSEQUENCES OF PURCHASE, OWNERSHIP AND DISPOSITION OF SYSTEM RESTORATION BONDS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, AS WELL AS THE EFFECT OF ANY FOREIGN, STATE, LOCAL OR OTHER LAWS.
Taxation of the Issuing Entity and Characterization of the System Restoration Bonds
Based on Revenue Procedure 2005-62, 2005-2 CB 507, it is the opinion of Norton Rose Fulbright US LLP, as tax counsel, that for U.S. federal income tax purposes, (1) we will not be treated as a taxable entity separate and apart from Entergy Texas and (2) the System Restoration Bonds will be treated as debt of Entergy Texas. By acquiring a System Restoration Bond, a beneficial owner agrees to treat the System Restoration Bond as debt of Entergy Texas for U.S. federal income tax purposes. This opinion is based on certain representations made by us and Entergy Texas, on the application of current law to the facts as established by the indenture and other relevant documents and assumes compliance with the indenture and such other documents as in effect on the date of issuance of the System Restoration Bonds.
Tax Consequences to U.S. Holders
Interest
Interest income on the System Restoration Bonds, payable at a fixed rate, will be includible in income by a U.S. Holder when it is received, in the case of a U.S. Holder using the cash receipts and disbursements method of tax accounting, or as it accrues, in the case of a U.S. Holder using the accrual method of tax accounting.
Original Issue Discount
One or more classes of System Restoration Bonds may be issued with original issue discount (“OID”). Notwithstanding a U.S. Holder’s usual method of tax accounting, any OID on a class of System Restoration Bond will be includible in the U.S. Holder’s income when it accrues in accordance with the constant yield method, which takes into account the compounding of interest, in advance of receipt of the cash attributable to such income. In general, a class of System Restoration Bond will be treated as issued with OID if the “stated redemption price at maturity” of that class of System Restoration Bond (ordinarily, the initial principal amount of that class of System Restoration Bonds) exceeds the “issue price” of that class of System Restoration Bond (ordinarily, the price at which a substantial amount of that class of System Restoration Bond is sold to the public) by more than a statutorily defined “de minimis” amount.
Sale or Retirement of System Restoration Bonds
On a sale, exchange or retirement of a System Restoration Bond, a U.S. Holder will have taxable gain or loss equal to the difference between the amount received by the U.S. Holder and the U.S. Holder’s tax basis in the System Restoration Bond. A U.S. Holder’s tax basis in a

System Restoration Bond is the U.S. Holder’s cost, subject to adjustments such as increases in basis for any OID previously included in income and reductions in basis for principal payments received previously. Gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if the System Restoration Bond was held for more than one year at the time of disposition. If a U.S. Holder sells the System Restoration Bond between interest payment dates, a portion of the amount received will reflect interest that has accrued on the System Restoration Bond but that has not yet been paid by the sale date. To the extent that amount has not already been included in the U.S. Holder’s income, it will be treated as ordinary interest income and not as capital gain.
3.8% Tax on “Net Investment Income”
Certain non-corporate U.S. Holders will be subject to an additional 3.8% tax on all or a portion of their “net investment income,” which may include the interest payments and any gain realized with respect to the System Restoration Bonds, to the extent of their net investment income that, when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), or $125,000 for a married individual filing a separate return. The 3.8% tax is determined in a manner different from the regular income tax.
Potential Acceleration of Items of Income
A U.S. Holder that uses an accrual method of accounting for U.S. federal income tax purposes generally is required to include certain amounts in income no later than the time such amounts are reflected on certain financial statements. The application of this rule thus may require the accrual of income earlier than would be the case under the general rules described above. The United States Treasury released regulations that exclude from this rule any item of gross income for which a taxpayer uses a special method of accounting required by certain sections of the Code, including, income subject to the timing rules for OID, income under the contingent payment debt instrument rules, income and gain associated with an integrated transaction, de minimis OID, accrued market discount, and de minimis market discount. Prospective investors in the System Restoration Bonds that use an accrual method of accounting for U.S. federal income tax purposes are urged to consult with their tax advisors regarding the potential applicability of this provision to their particular situation.
Tax Consequences to Non-U.S. Holders
Interest
Subject to the discussion of FATCA and backup withholding below, payments of interest income (including OID) on the System Restoration Bonds received by a Non-U.S. Holder that does not hold its System Restoration Bonds in connection with the conduct of a trade or business in the United States will generally not be subject to U.S. federal withholding tax, provided that the interest income is not effectively connected with the conduct of a trade or business within the United States and the Non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of Entergy entitled to vote, is not a controlled foreign corporation that is related to Entergy through stock ownership, is not a bank that acquires the System Restoration Bonds as part of its business of making loans and is not an individual who ceased being a U.S. citizen or long-term resident for tax avoidance purposes, and the withholding agent receives:
•from a Non-U.S. Holder appropriate documentation to treat the payment as made to a foreign beneficial owner under Treasury Regulations issued under Section 1441 of the Internal Revenue Code;

•a withholding certificate from a person claiming to be a foreign partnership and the foreign partnership has received appropriate documentation to treat the payment as made to a foreign beneficial owner in accordance with these Treasury Regulations;
•a withholding certificate from a person representing to be a “intermediary” that has assumed primary withholding responsibility under these Treasury Regulations and the intermediary has received appropriate documentation from a foreign beneficial owner in accordance with its agreement with the IRS; or
•a statement, under penalties of perjury from an authorized representative of a financial institution, stating that the financial institution has received from the beneficial owner a withholding certificate described in these Treasury Regulations or that it has received a similar statement from another financial institution acting on behalf of the foreign beneficial owner and a copy of such withholding certificate.
In general, it will not be necessary for a Non-U.S. Holder to obtain or furnish a U.S. taxpayer identification number to Entergy Texas or its paying agent in order to claim the foregoing exemption from U.S. withholding tax on payments of interest. Interest paid to a Non-U.S. Holder will be subject to a U.S. withholding tax of 30% upon the actual payment of interest income, except as described above and except where an applicable income tax treaty provides for the reduction or elimination of the withholding tax and the Non-U.S. Holder provides a withholding certificate properly establishing such reduction or elimination. A Non-U.S. Holder generally will be taxable on a net income basis at the same regular tax rates as a United States corporation or resident with respect to interest income if the income is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States). Effectively connected income received by a Non-U.S. Holder that is a corporation may in some circumstances be subject to an additional “branch profits tax” at a 30% rate, or if applicable, a lower rate provided by an income tax treaty. To avoid having the 30% withholding tax imposed on effectively connected interest income, the Non-U.S. Holder must provide a withholding certificate on which the Non-U.S. Holder certifies, among other facts, that payments on the System Restoration Bonds are effectively connected with the conduct of a trade or business in the United States.
Capital Gains Tax Issues
A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on gain realized on the sale or exchange of System Restoration Bonds unless:
•the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year and this gain is from United States sources; or
•the gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States).
FATCA
Under the “Foreign Account Tax Compliance Act” (FATCA), a 30% withholding tax is generally imposed on certain payments, including payments of U.S.-source interest made to

“foreign financial institutions” and certain other foreign financial entities if those foreign entities fail to comply with the requirements of FATCA. The withholding agent will be required to withhold amounts under FATCA on payments made to Non-U.S. Holders that are subject to the FATCA requirements but fail to provide the withholding agent with proof that they have complied with such requirements.
Information Reporting and Backup Withholding
Backup withholding of United States federal income tax may apply to payments made in respect of the System Restoration Bonds to registered owners who are not “exempt recipients” and who fail to provide certain identifying information (such as the registered owner’s taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the System Restoration Bonds to a U.S. Holder must be reported to the IRS unless the U.S. Holder is an exempt recipient or establishes an exemption. A U.S. Holder can obtain a complete exemption from the backup withholding tax by providing a properly completed Form W-9 (Request for Taxpayer Identification Number and Certification).
Generally, if you are a Non-U.S. Holder, we or our agent must report annually to you and to the IRS the amount of any payments of interest to you, your name and address, and the amount of tax withheld, if any. Copies of the information returns reporting those interest payments and amounts withheld may be available to the tax authorities in the country in which you reside under the provisions of any applicable income tax treaty or exchange of information agreement. Compliance with the identification procedures described above under “—Tax Consequences to Non-U.S. Holders—Withholding Taxation on Interest” would establish an exemption from backup withholding for those Non-U.S. Holders who are not exempt recipients.
In addition, backup withholding of U.S. federal income tax may apply upon the sale of a System Restoration Bond to (or through) a broker unless either (1) the broker determines that the seller is an exempt recipient or (2) the seller provides, in the required manner, certain identifying information and, in the case of a Non-U.S. Holder, certifies that the seller is a Non-U.S. Holder (and certain other conditions are met). The sale may also be reported by the broker to the IRS, unless either (a) the broker determines that the seller is an exempt recipient or (b) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the seller’s non-U.S. status would be made normally on an IRS Form W-8BEN or IRS Form W-8BEN-E signed under penalty of perjury, although in certain cases it may be possible to submit other documentary evidence. A sale of a System Restoration Bond to (or through) a non-U.S. office of a broker generally will not be subject to information reporting or backup withholding unless the broker is a U.S. person or has certain connections to the United States.
Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner’s U.S. federal income tax provided the required information is timely furnished to the IRS.
STATE AND OTHER TAX CONSEQUENCES
In addition to the federal income tax consequences described in “Material U.S. Federal Income Tax Consequences” in this prospectus, potential investors should consider the state and local tax consequences of the acquisition, ownership, and disposition of the System Restoration Bonds offered by this prospectus, including the Texas franchise tax consequences of a disposition of the System Restoration Bonds to a Texas payor. State tax law may differ substantially from the corresponding federal tax law, and the discussion above does not purport to describe any aspect of the tax laws of any state or other jurisdiction. Therefore, prospective investors should consult their tax advisors about the various tax consequences of investments in the System Restoration Bonds offered by this prospectus.
ERISA CONSIDERATIONS
General
The Employee Retirement Income Security Act of 1974, known as ERISA, and Section 4975 of the Internal Revenue Code impose certain requirements on plans subject to ERISA or Section 4975 of the Internal Revenue Code. ERISA and the Internal Revenue Code also impose certain requirements on fiduciaries of a plan in connection with the investment of the assets of the plan. For purposes of this discussion, “plans” include employee benefit plans and other plans and arrangements that provide retirement income, including individual retirement accounts and annuities and Keogh plans, as well as some collective investment funds and insurance company general or separate accounts in which the assets of those plans, accounts or arrangements are invested. A fiduciary of an investing plan is any person who in connection with the assets of the plan:
•has discretionary authority or control over the management or disposition of assets, or
•provides investment advice for a fee.
Some plans, such as governmental plans, and certain church plans, and the fiduciaries of those plans, are not subject to ERISA requirements. Accordingly, assets of these plans may be invested in the System Restoration Bonds without regard to the ERISA considerations described below, subject to the provisions of other applicable federal and state law (applicable similar law). Certain of such plans may be subject to the prohibited transaction rules in Section 503 of the Internal Revenue Code.
ERISA imposes certain general fiduciary requirements on fiduciaries, including:
•investment prudence and diversification, and
•the investment of the assets of the plan in accordance with the documents governing the plan.
Section 406 of ERISA and Section 4975 of the Internal Revenue Code also prohibit a broad range of transactions involving the assets of a plan and persons who have certain specified relationships to the plan, referred to as “parties in interest,” as defined under ERISA or “disinterested persons” as defined under Section 4975 of the Internal Revenue Code unless a statutory or administrative exemption is available. The types of transactions that are prohibited include, but are not limited to:
•sales, exchanges or leases of property;
•loans or other extensions of credit; and
•the furnishing of goods or services.
Certain persons that participate in a prohibited transaction may be subject to an excise tax under Section 4975 of the Internal Revenue Code or a penalty imposed under Section 501(i) of ERISA, unless a statutory or administrative exemption is available. In addition, the persons involved in the prohibited transaction may have to cancel the transaction and pay an amount to the plan for any losses realized by the plan or profits realized by these persons. In addition, individual retirement accounts involved in the prohibited transaction may be impacted which would result in adverse tax consequences to the owner of the account.
Regulation of Assets Included in a Plan
A fiduciary’s investment of the assets of a plan in the System Restoration Bonds may cause our assets to be deemed assets of the plan. United States Department of Labor regulations at 29 C.F.R. Section 2510.3-101, as modified by Section 3(42) of ERISA (collectively, the “plan asset regulations”), provides that the assets of an entity will be deemed to be assets of a plan that purchases an interest in the entity if the interest that is purchased by the plan is an equity interest, equity participation by benefit plan investors is “significant” within the meaning of the plan asset regulations and none of the other exceptions contained in the plan asset regulations applies. An equity interest is defined in the plan asset regulations as an interest in an entity other than an instrument which is treated as indebtedness under applicable local law and which has no substantial equity features. Although there is no authority directly on point, it is anticipated that the System Restoration Bonds will be treated as indebtedness under local law without any substantial equity features.
If the System Restoration Bonds were deemed to be equity interests in us and none of the exceptions contained in the plan asset regulations were applicable, then our assets would be considered to be assets of any plans that purchase the System Restoration Bonds. The extent to which the System Restoration Bonds are owned by benefit plan investors will not be monitored. If our assets were deemed to constitute “plan assets” pursuant to the plan asset regulations, transactions we might enter into, or may have entered into in the ordinary course of business, might constitute non-exempt prohibited transactions under ERISA and or Section 4975 of the Internal Revenue Code.
In addition, the acquisition or holding of the System Restoration Bonds by or on behalf of a plan could give rise to a prohibited transaction if we or the trustee, Entergy Texas, any other servicer, Entergy, any underwriter or certain of their affiliates has, or acquires, a relationship to an investing plan. Each purchaser of the System Restoration Bonds will be deemed to have represented and warranted that its purchase and holding of the System Restoration Bonds will not result in a non-exempt prohibited transaction under ERISA or the Internal Revenue Code or applicable similar law.
Before purchasing any System Restoration Bonds by or on behalf of a plan, you should consider whether the purchase and holding of System Restoration Bonds might result in a prohibited transaction under ERISA or Section 4975 of the Internal Revenue Code or applicable similar law and, if so, whether any prohibited transaction exemption might apply to the purchase and holding of the System Restoration Bonds.
Prohibited Transaction Exemptions
If you are a fiduciary of a plan, before purchasing any System Restoration Bonds, you should consider the availability of one of the Department of Labor’s prohibited transaction class exemptions, referred to as PTCEs, or one of the statutory exemptions provided by ERISA or Section 4975 of the Internal Revenue Code, which include:
•PTCE 75-1, which exempts certain transactions between a plan and certain broker-dealers, reporting dealers and banks;
•PTCE 84-14, which exempts certain transactions effected on behalf of a plan by a “qualified professional asset manager;”

•PTCE 90-1, which exempts certain transactions between insurance company separate accounts and parties in interest;
•PTCE 91-38, which exempts certain transactions between bank collective investment funds and parties in interest;
•PTCE 95-60, which exempts certain transactions between insurance company general accounts and parties in interest;
•PTCE 96-23, which exempts certain transactions effected on behalf of a plan by an “in-house asset manager;” and
•the statutory service provider exemption provided by Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Internal Revenue Code, which exempts certain transactions between plans and parties in interest that are not fiduciaries with respect to the transaction.
We cannot provide any assurance that any of these class exemptions or statutory exemptions will apply with respect to any particular investment in the System Restoration Bonds by, or on behalf of, a plan or, even if it were deemed to apply, that any exemption would apply to all transactions that may occur in connection with the investment. Even if one of these class exemptions or statutory exemptions were deemed to apply, System Restoration Bonds may not be purchased with assets of any plan if we or the trustee, Entergy Texas, any other servicer, Entergy, any underwriter or any of their affiliates:
•has investment discretion over the assets of the plan used to purchase the System Restoration Bonds;
•has authority or responsibility to give, or regularly gives, investment advice regarding the assets of the plan used to purchase the System Restoration Bonds, for a fee and under an agreement or understanding that the advice will serve as a primary basis for investment decisions for the assets of the plan, and will be based on the particular investment needs of the plan; or
•unless PTCE 90-1 or 91-38 applied to the purchase and holding of the System Restoration Bonds, is an employer maintaining or contributing to the plan.
Consultation with Counsel
The sale of the System Restoration Bonds to a plan will not constitute a representation by us or the trustee, Entergy Texas, any other servicer, Entergy, any underwriter or any of their affiliates that such an investment meets all relevant legal requirements relating to investments by such plans generally or by any particular plan, or that such an investment is appropriate for such plans generally or for a particular plan.
If you are a fiduciary which proposes to purchase the System Restoration Bonds on behalf of or with assets of a plan, you should consider your general fiduciary obligations under ERISA, the Internal Revenue Code or applicable similar law and you should consult with your legal counsel as to the potential applicability of ERISA, the Internal Revenue Code or similar law to any investment and the availability of any prohibited transaction exemption in connection with any investment.

LEGAL PROCEEDINGS
There are no legal or governmental proceedings pending against us, the sponsor, seller, trustee, or servicer, or of which any property of the foregoing is subject, that is material to the holders of the System Restoration Bonds.
RATINGS FOR THE SYSTEM RESTORATION BONDS
We expect that the System Restoration Bonds will receive credit ratings from two NRSROs. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning NRSRO. Each rating should be evaluated independently of any other rating. No person is obligated to maintain the rating on any System Restoration Bonds and, accordingly, we can give no assurance that the ratings assigned to any tranche of the System Restoration Bonds upon initial issuance will not be lowered or withdrawn by a NRSRO at any time thereafter. If a rating of any tranche of System Restoration Bonds is lowered or withdrawn, the liquidity of this tranche of the System Restoration Bonds may be adversely affected. In general, ratings address credit risk and do not represent any assessment of any particular rate of principal payments on the System Restoration Bonds other than the payment in full of each tranche of the System Restoration Bonds by the final maturity date or tranche final maturity date, as well as the timely payment of interest.
Under Rule 17g-5 of the Exchange Act, NRSROs providing the sponsor with the requisite certification will have access to all information posted on a website by the sponsor for the purpose of determining the initial rating and monitoring the rating after the closing date in respect of the System Restoration Bonds. As a result, an NRSRO other than the NRSRO hired by the sponsor (hired NRSRO) may issue ratings on the System Restoration Bonds (Unsolicited Ratings), which may be lower, and could be significantly lower, than the ratings assigned by the hired NRSROs. The Unsolicited Ratings may be issued prior to, or after, the closing date in respect of the System Restoration Bonds. Issuance of any Unsolicited Rating will not affect the issuance of the System Restoration Bonds. Issuance of an Unsolicited Rating lower than the ratings assigned by the hired NRSRO on the System Restoration Bonds might adversely affect the value of the System Restoration Bonds and, for regulated entities, could affect the status of the System Restoration Bonds as a legal investment or the capital treatment of the System Restoration Bonds. Investors in the System Restoration Bonds should consult with their legal counsel regarding the effect of the issuance of a rating by a non-hired NRSRO that is lower than the rating of a hired NRSRO.
A portion of the fees paid by Entergy Texas to a NRSRO which is hired to assign a rating on the System Restoration Bonds is contingent upon the issuance of the System Restoration Bonds. In addition to the fees paid by Entergy Texas to a NRSRO at closing, Entergy Texas will pay a fee to the NRSRO for ongoing surveillance for so long as the System Restoration Bonds are outstanding. However, no NRSRO is under any obligation to continue to monitor or provide a rating on the System Restoration Bonds.
WHERE YOU CAN FIND MORE INFORMATION
This prospectus is part of a registration statement we and Entergy Texas have filed with the SEC relating to the System Restoration Bonds. This prospectus describes the material terms of some of the documents we have filed as exhibits to the registration statement. However, this prospectus does not contain all of the information contained in the registration statement and the exhibits.
Information filed with the SEC can be inspected at the SEC’s Internet site located at http://www.sec.gov or on a website associated with Entergy Texas, currently located at https://

www.entergy.com. Information contained on Entergy Texas’ or Entergy Corporation’s website or that can be accessed through the website is not incorporated into and does not constitute a part of this registration statement.. You may also obtain a copy of our filings with the SEC at no cost, by writing to or telephoning us at the following address:
Entergy Texas Restoration Funding II, LLC
Capital Center
919 Congress Avenue, Suite 840-C
Austin, Texas 78701
Our SEC Securities Act file numbers are 333-259293 and 333-259293-01.
We or Entergy Texas as depositor will also file with the SEC all of the periodic reports we or the depositor are required to file under the Securities Exchange Act and the rules, regulations or orders of the SEC thereunder; however, neither we nor Entergy Texas as depositor intend to file any such reports relating to the System Restoration Bonds following completion of the reporting period required by Rule 15d-1 or Regulation 15D under the Exchange Act, unless required by law. Unless specifically stated in the report, the reports and any information included in the report will neither be examined nor reported on by an independent public accountant. A more detailed description of the information to be included in these periodic reports, please read “Description of the System Restoration Bonds—Website Disclosure” in this prospectus.
INCORPORATION BY REFERENCE
The SEC allows us to “incorporate by reference” into this prospectus information we or the depositor file with the SEC. This means we can disclose important information to you by referring you to the documents containing the information. The information we incorporate by reference is considered to be part of this prospectus, unless we update or supersede that information with information that we or the depositor file subsequently that is incorporated by reference into this prospectus.
To the extent that we are required by law to file such reports and information with the SEC under the Exchange Act, we will file annual and current reports and other information with the SEC. We are incorporating by reference any future filings we or the sponsor, but solely in its capacity as our sponsor, make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering, excluding any information that is furnished to, and not filed with, the SEC. These reports will be filed under our own name as issuing entity. Under the Indenture, we may voluntarily suspend or terminate the filing obligations as issuing entity (under the SEC rules) with the SEC, to the extent permitted by applicable law.
We are incorporating into this prospectus any future distribution report on Form 10-D, current report on Form 8-K or any amendment to any such report which we or Entergy Texas, solely in its capacity as our depositor, make with the SEC until the offering of the System Restoration Bonds is completed. These reports will be filed under our own name as issuing entity. In addition, these reports will be posted on a website associated with Entergy Texas, currently located at https://www.entergy.com. These reports will be filed under our own name as issuing entity. Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any separately filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute part of this prospectus.

INVESTMENT COMPANY ACT OF 1940 AND VOLCKER RULE MATTERS
The issuing entity will be relying on an exclusion from the definition of “investment company” under the Investment Company Act of 1940, as amended, or the 1940 Act, contained in Rule 3a-7 promulgated under the 1940 Act, although there may be additional exclusions or exemptions available to the issuing entity. As a result of such exclusion, the issuing entity will not be subject to regulation as an “investment company” under the 1940 Act.
In addition, the issuing entity is being structured so as not to constitute a “covered fund” for purposes of the Volcker Rule, or the Volcker Rule, under the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act. As part of the Dodd-Frank Act, federal law prohibits a “banking entity”—which is broadly defined to include banks, bank holding companies and affiliates thereof—from engaging in proprietary trading or holding ownership interests in certain private funds. The definition of “covered fund” in the regulations adopted to implement the Volcker Rule includes (generally) any entity that would be an investment company under the 1940 Act but for the exclusion provided under Sections 3(c)(1) or 3(c)(7) thereunder. Because the issuing entity will rely on Rule 3a-7 under the 1940 Act, it will not be considered a “covered fund” within the meaning of the Volcker Rule regulations.
RISK RETENTION
This offering of System Restoration Bonds is a public utility securitization exempt from the risk retention requirements imposed by Section 15G of the Exchange Act due to the exemption provided in Rule 19(b)(8) of Regulation RR.
For information regarding the requirements of the European Union Securitization Regulation or the United Kingdom Securitzation Regulation as to risk retention and other matters, please read “Risk Factors—Other Risks Associated with an Investment in the Bonds—Regulatory provisions affecting certain investors could adversely affect the liquidity of the System Restoration Bonds” in this prospectus.
LEGAL MATTERS
Certain legal matters relating to the System Restoration Bonds, including certain federal income tax matters, will be passed on by Norton Rose Fulbright US LLP, counsel to Entergy Texas and us. Certain other legal matters relating to the System Restoration Bonds will be passed on by Richards, Layton & Finger, special Delaware counsel to us, by Duggins, Wren, Mann & Romero LLP, Austin, Texas, regulatory counsel to Entergy Texas, and by Pillsbury Winthrop Shaw Pittman LLP, counsel to the underwriters.
OFFERING RESTRICTIONS IN CERTAIN JURISDICTIONS
NOTICE TO RESIDENTS OF THE EUROPEAN ECONOMIC AREA
THE SYSTEM RESTORATION BONDS ARE NOT INTENDED TO BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO, AND SHOULD NOT BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO, ANY RETAIL INVESTOR IN THE EUROPEAN ECONOMIC AREA (“EEA”). FOR THESE PURPOSES, THE EXPRESSION “RETAIL INVESTOR” MEANS A PERSON WHO IS ONE (OR MORE) OF THE FOLLOWING: (1) A RETAIL CLIENT AS DEFINED IN POINT (11) OF ARTICLE 4(1) OF DIRECTIVE 2014/65/EU (AS AMENDED, “MIFID II”); (2) A CUSTOMER WITHIN THE MEANING OF DIRECTIVE (EU) 2016/97 (AS AMENDED), WHERE THAT CUSTOMER WOULD NOT QUALIFY AS A PROFESSIONAL CLIENT AS DEFINED IN POINT (10) OF ARTICLE 4(1) OF MIFID II; OR (3) NOT A QUALIFIED INVESTOR (QUALIFIED

INVESTOR) WITHIN THE MEANING OF REGULATION 2017/1129 (AS AMENDED, THE PROSPECTUS REGULATION). CONSEQUENTLY NO KEY INFORMATION DOCUMENT REQUIRED BY REGULATION (EU) NO 1286/2014 (AS AMENDED, THE PRIIPS REGULATION) FOR OFFERING OR SELLING THE SYSTEM RESTORATION BONDS OR OTHERWISE MAKING THEM AVAILABLE TO RETAIL INVESTORS IN THE EEA HAS BEEN PREPARED; AND THEREFORE OFFERING OR SELLING THE SYSTEM RESTORATION BONDS OR OTHERWISE MAKING THEM AVAILABLE TO ANY RETAIL INVESTOR IN THE EEA MAY BE UNLAWFUL UNDER THE PRIIPS REGULATION.
THIS PROSPECTUS IS NOT A PROSPECTUS FOR PURPOSES OF THE PROSPECTUS REGULATION. THIS PROSPECTUS HAS BEEN PREPARED ON THE BASIS THAT ANY OFFER OF SYSTEM RESTORATION BONDS IN ANY MEMBER STATE OF THE EEA (EACH, A RELEVANT STATE) WILL BE MADE ONLY PURSUANT TO AN EXEMPTION UNDER THE PROSPECTUS REGULATION FROM THE REQUIREMENT TO PUBLISH A PROSPECTUS FOR OFFERS OF BONDS. ACCORDINGLY ANY PERSON MAKING OR INTENDING TO MAKE AN OFFER IN THAT RELEVANT STATE OF BONDS WHICH ARE THE SUBJECT OF THE OFFERING CONTEMPLATED IN THIS PROSPECTUS MAY ONLY DO SO IN CIRCUMSTANCES IN WHICH NO OBLIGATION ARISES FOR THE ISSUING ENTITY OR ANY OF THE UNDERWRITERS TO PUBLISH A PROSPECTUS PURSUANT TO ARTICLE 3 OF THE PROSPECTUS REGULATION, IN RELATION TO SUCH OFFER. NEITHER THE ISSUING ENTITY NOR ANY UNDERWRITER HAVE AUTHORISED, NOR DO THEY AUTHORISE, THE MAKING OF ANY OFFER OF BONDS IN CIRCUMSTANCES IN WHICH AN OBLIGATION ARISES FOR THE ISSUING ENTITY OR ANY OF THE UNDERWRITERS TO PUBLISH A PROSPECTUS FOR SUCH OFFER
ANY DISTRIBUTOR SUBJECT TO MIFID II THAT IS OFFERING, SELLING OR RECOMMENDING THE SYSTEM RESTORATION BONDS IS RESPONSIBLE FOR UNDERTAKING ITS OWN TARGET MARKET ASSESSMENT IN RESPECT OF THE SYSTEM RESTORATION BONDS AND DETERMINING ITS OWN DISTRIBUTION CHANNELS FOR THE PURPOSES OF THE MIFID II PRODUCT GOVERNANCE RULES UNDER COMMISSION DELEGATED DIRECTIVE (EU) 2017/593 (AS AMENDED, THE “DELEGATED DIRECTIVE”). NEITHER WE NOR ANY UNDERWRITER MAKES ANY REPRESENTATIONS OR WARRANTIES AS TO A DISTRIBUTOR’S COMPLIANCE WITH THE DELEGATED DIRECTIVE.
EACH UNDERWRITER HAS REPRESENTED AND AGREED THAT IT HAS NOT OFFERED, SOLD OR OTHERWISE MADE AVAILABLE, AND WILL NOT OFFER, SELL OR OTHERWISE MAKE AVAILABLE, ANY SYSTEM RESTORATION BONDS WHICH ARE THE SUBJECT OF THE OFFERING CONTEMPLATED BY THIS PROSPECTUS TO ANY RETAIL INVESTOR (AS DEFINED ABOVE) IN THE EEA. FOR THIS PURPOSE, THE EXPRESSION “OFFER” INCLUDES THE COMMUNICATION IN ANY FORM AND BY ANY MEANS OF SUFFICIENT INFORMATION ON THE TERMS OF THE OFFER AND THE SYSTEM RESTORATION BONDS SO AS TO ENABLE AN INVESTOR TO DECIDE TO PURCHASE OR SUBSCRIBE FOR THE SYSTEM RESTORATION BONDS.
NOTICE TO RESIDENTS OF UNITED KINGDOM
THE SYSTEM RESTORATION BONDS ARE NOT INTENDED TO BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO AND SHOULD NOT BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO ANY RETAIL INVESTOR IN THE UNITED KINGDOM (UK). FOR THE PURPOSES OF THIS PROVISION:

(A) THE EXPRESSION “RETAIL INVESTOR” MEANS A PERSON WHO IS ONE (OR MORE) OF THE FOLLOWING:
(I) A RETAIL CLIENT AS DEFINED IN POINT (8) OF ARTICLE 2 OF REGULATION (EU) NO 2017/565 AS IT FORMS PART OF DOMESTIC LAW BY VIRTUE OF THE EUROPEAN UNION (WITHDRAWAL) ACT 2018 (EUWA); OR
(II) A CUSTOMER WITHIN THE MEANING OF THE PROVISIONS OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (AS AMENDED, THE FSMA) OF THE UNITED KINGDOM AND ANY RULES OR REGULATIONS MADE UNDER THE FSMA TO IMPLEMENT DIRECTIVE (EU) 2016/97, WHERE THAT CUSTOMER WOULD NOT QUALIFY AS A PROFESSIONAL CLIENT, AS DEFINED IN POINT (8) OF ARTICLE 2(1) OF REGULATION (EU) NO 600/2014 AS IT FORMS PART OF DOMESTIC LAW BY VIRTUE OF THE EUWA; OR
(III) NOT A QUALIFIED INVESTOR AS DEFINED IN ARTICLE 2 OF THE PROSPECTUS REGULATION AS IT FORMS PART OF DOMESTIC LAW BY VIRTUE OF THE EUWA (THE UK PROSPECTUS REGULATION); AND
(B) THE EXPRESSION “OFFER” INCLUDES THE COMMUNICATION IN ANY FORM AND BY ANY MEANS OF SUFFICIENT INFORMATION ON THE TERMS OF THE OFFER AND THE SYSTEM RESTORATION BONDS TO BE OFFERED SO AS TO ENABLE AN INVESTOR TO DECIDE TO PURCHASE OR SUBSCRIBE FOR THE SYSTEM RESTORATION BONDS.
CONSEQUENTLY NO KEY INFORMATION DOCUMENT REQUIRED BY REGULATION (EU) NO 1286/2014 AS IT FORMS PART OF DOMESTIC LAW BY VIRTUE OF THE EUWA (AS AMENDED, THE UK PRIIPS REGULATION) FOR OFFERING OR SELLING THE SYSTEM RESTORATION BONDS OR OTHERWISE MAKING THEM AVAILABLE TO RETAIL INVESTORS IN THE UK HAS BEEN PREPARED AND THEREFORE OFFERING OR SELLING THE SYSTEM RESTORATION BONDS OR OTHERWISE MAKING THEM AVAILABLE TO ANY RETAIL INVESTOR IN THE UK MAY BE UNLAWFUL UNDER THE UK PRIIPS REGULATION. THIS PROSPECTUS HAS BEEN PREPARED ON THE BASIS THAT ANY OFFER OF SYSTEM RESTORATION BONDS IN THE UK WILL BE MADE PURSUANT TO AN EXEMPTION UNDER THE UK PROSPECTUS REGULATION FROM THE REQUIREMENT TO PUBLISH A PROSPECTUS FOR OFFERS OF SYSTEM RESTORATION BONDS. THIS IS NOT A PROSPECTUS FOR THE PURPOSES OF THE UK PROSPECTUS REGULATION.
THIS PROSPECTUS AND ANY OTHER MATERIAL IN RELATION TO THE SYSTEM RESTORATION BONDS IS ONLY BEING DISTRIBUTED TO, AND IS DIRECTED ONLY AT, PERSONS IN THE UK WHO ARE “QUALIFIED INVESTORS” (AS DEFINED IN THE UK PROSPECTUS REGULATION WHO ARE ALSO (I) INVESTMENT PROFESSIONALS FALLING WITHIN ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005 (AS AMENDED, THE ORDER), OR (II) HIGH NET WORTH ENTITIES OR OTHER PERSONS FALLING WITHIN ARTICLES 49(2)(A) TO (D) OF THE ORDER, OR (III) PERSONS TO WHOM IT WOULD OTHERWISE BE LAWFUL TO DISTRIBUTE IT, ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS RELEVANT PERSONS. THE SYSTEM RESTORATION BONDS ARE ONLY AVAILABLE TO, AND ANY INVITATION, OFFER OR AGREEMENT TO SUBSCRIBE, PURCHASE OR OTHERWISE ACQUIRE SUCH SYSTEM RESTORATION BONDS WILL BE ENGAGED IN ONLY WITH, RELEVANT PERSONS. THIS PROSPECTUS AND ITS CONTENTS ARE CONFIDENTIAL AND SHOULD NOT BE DISTRIBUTED, PUBLISHED OR REPRODUCED (IN WHOLE OR IN

PART) OR DISCLOSED BY ANY RECIPIENTS TO ANY OTHER PERSON IN THE UK. ANY PERSON IN THE UK THAT IS NOT A RELEVANT PERSON SHOULD NOT ACT OR RELY ON THIS PROSPECTUS OR ITS CONTENTS. THE SYSTEM RESTORATION BONDS ARE NOT BEING OFFERED TO THE PUBLIC IN THE UK.
ANY DISTRIBUTOR SUBJECT TO THE FCA HANDBOOK PRODUCT INTERVENTION AND PRODUCT GOVERNANCE SOURCEBOOK (THE UK MIFIR PRODUCT GOVERNANCE RULES) IS RESPONSIBLE FOR UNDERTAKING ITS OWN TARGET MARKET ASSESSMENT IN RESPECT OF THE SYSTEM RESTORATION BONDS AND DETERMINING APPROPRIATE DISTRIBUTION CHANNELS. NEITHER THE ISSUER, THE SPONSOR NOR ANY OF THE UNDERWRITERS MAKE ANY REPRESENTATIONS OR WARRANTIES AS TO A DISTRIBUTOR'S COMPLIANCE WITH THE UK MIFIR PRODUCT GOVERNANCE RULES.
IN ADDITION, IN THE UK, EACH UNDERWRITER HAS REPRESENTED AND AGREED IN THE UNDERWRITING AGREEMENT THAT THE SYSTEM RESTORATION BONDS MAY NOT BE OFFERED OTHER THAN BY AN UNDERWRITER THAT:
•HAS ONLY COMMUNICATED OR CAUSED TO BE COMMUNICATED AND WILL ONLY COMMUNICATE OR CAUSE TO BE COMMUNICATED AN INVITATION OR INDUCEMENT TO ENGAGE IN INVESTMENT ACTIVITY (WITHIN THE MEANING OF SECTION 21 OF THE FSMA) RECEIVED BY IT IN CONNECTION WITH THE ISSUE OR SALE OF THE SYSTEM RESTORATION BONDS IN CIRCUMSTANCES IN WHICH SECTION 21(1) OF THE FSMA DOES NOT APPLY TO US; AND
•HAS COMPLIED AND WILL COMPLY WITH ALL APPLICABLE PROVISIONS OF THE FSMA WITH RESPECT TO ANYTHING DONE BY IT IN RELATION TO THE SYSTEM RESTORATION BONDS IN, FROM OR OTHERWISE INVOLVING THE UK.
NOTICE TO RESIDENTS OF CANADA
THE BONDS MAY BE SOLD IN CANADA ONLY TO PURCHASERS PURCHASING, OR DEEMED TO BE PURCHASING, AS PRINCIPAL THAT ARE ACCREDITED INVESTORS, AS DEFINED IN NATIONAL INSTRUMENT 45-106 PROSPECTUS EXEMPTIONS OR SUBSECTION 73.3(1) OF THE SECURITIES ACT (ONTARIO), AND ARE PERMITTED CLIENTS, AS DEFINED IN NATIONAL INSTRUMENT 31-103 REGISTRATION REQUIREMENTS, EXEMPTIONS AND ONGOING REGISTRANT OBLIGATIONS. ANY RESALE OF THE SYSTEM RESTORATION BONDS MUST BE MADE IN ACCORDANCE WITH AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE PROSPECTUS REQUIREMENTS OF APPLICABLE SECURITIES LAWS.
SECURITIES LEGISLATION IN CERTAIN PROVINCES OR TERRITORIES OF CANADA MAY PROVIDE A PURCHASER WITH REMEDIES FOR RESCISSION OR DAMAGES IF THIS PROSPECTUS (INCLUDING ANY AMENDMENT THERETO) CONTAINS A MISREPRESENTATION, PROVIDED THAT THE REMEDIES FOR RESCISSION OR DAMAGES ARE EXERCISED BY THE PURCHASER WITHIN THE TIME LIMIT PRESCRIBED BY THE SECURITIES LEGISLATION OF THE PURCHASER’S PROVINCE OR TERRITORY. THE PURCHASER SHOULD REFER TO ANY APPLICABLE PROVISIONS OF THE SECURITIES LEGISLATION OF THE PURCHASER’S PROVINCE OR TERRITORY FOR PARTICULARS OF THESE RIGHTS OR CONSULT WITH A LEGAL ADVISOR.

PURSUANT TO SECTION 3A.3 OF NATIONAL INSTRUMENT 33-105 UNDERWRITING CONFLICTS (NI 33-105), THE UNDERWRITERS ARE NOT REQUIRED TO COMPLY WITH THE DISCLOSURE REQUIREMENTS OF NI 33-105 REGARDING UNDERWRITER CONFLICTS OF INTEREST IN CONNECTION WITH THIS OFFERING.

GLOSSARY OF DEFINED TERMS
Set forth below is a list of the defined terms used in this prospectus:
Bankruptcy Code means Title 11 of the United States Code, as amended.
Basic Documents means the Administration Agreement, the Sale Agreement, Servicing Agreement, Indenture and any supplements thereto or the bill of sale given by the seller and the notes evidencing the System Restoration Bonds.
Business day means any day other than a Saturday, a Sunday or a day on which banking institutions in New York, New York, or Dallas, Texas are, or DTC or the corporate trust office of the trustee at which the indenture will be administered is, authorized or obligated by law, regulation or executive order to remain closed.
Clearstream means Clearstream Banking, Luxembourg, S.A.
Collateral means all of our assets pledged to the trustee for the benefit of the holders of the System Restoration Bonds, which includes the transition property, all rights of the issuing entity under the sale agreement, the servicing agreement and the other documents entered into in connection with the System Restoration Bonds, all rights to the collection account and the subaccounts of the collection account, and all other property of the issuing entity relating to the System Restoration Bonds, including all proceeds.
Collection account means the segregated trust account relating to the System Restoration Bonds designated the collection account and held by the trustee under the indenture.
DTC means the Depository Trust Company, New York, New York, and its nominee holder, Cede & Co.
Eligible institution means (a) (the corporate trust department of the trustee, so long as any of the securities of the trustee have (i) either a short-term credit rating from Moody’s of at least “P-1” or a long-term unsecured debt rating from Moody’s and Fitch of at least “A2” and “A”, respectively, and (ii) have a credit rating from S&P of at least “A”; or (b) a depository institution organized under the laws of the United States of America or any state (or any domestic branch of a foreign bank), which (i) has either (A) a long-term issuer rating of “AA-” or higher by S&P and “A2” or higher by Moody’s, or (B) a short-term issuer rating of “A-1+” or higher by S&P and “P-1” or higher by Moody’s, or any other long-term, short-term or certificate of deposit rating acceptable to the rating agencies and (ii) whose deposits are insured by the FDIC.
Entergy Texas means Entergy Texas, Inc.
Entergy Texas Funding means Entergy Texas Restoration Funding II, LLC.
Entergy means Entergy Corporation.
ERISA means the Employee Retirement Income Security Act of 1974, as amended.
ERCOT means the Electric Reliability Council of Texas, Inc.
Euroclear means the Euroclear System.

Excess funds subaccount means that subaccount of the collection account into which funds collected by the servicer in excess of amounts necessary to make the payments specified on a given payment date.
Excess payments mean advances paid to the servicer by the retail electric provider in excess of amounts paid by retail electric customers to the retail electric provider on an annual basis.
Exchange Act means the Securities Exchange Act of 1934, as amended.
Financing Act means Subchapter I of Chapter 36 of PURA, adopted and effective in April 2009, that allows for the securitization of system restoration costs, together with Subchapter G of Chapter 39 of PURA.
Financing order means, unless the context indicates otherwise, the financing order issued by the Texas commission to Entergy Texas on January 14, 2022 in Docket No. 52302.
Indenture means the indenture to be entered into between the issuing entity and the trustee, providing for the issuance of System Restoration Bonds, as the same may be amended and supplemented from time to time.
Internal Revenue Code means the Internal Revenue Code of 1986, as amended.
Issuing entity means Entergy Texas Restoration Funding II, LLC.
kW means kilowatt.
kWh means kilowatt-hour.
Moody’s means Moody’s Investors Service, Inc. or any successor in interest.
MWh means megawatt-hour.
Nonbypassable refers to the right of the servicer to collect the system restoration charges from all existing and future retail customers located within the Entergy Texas’ service territory, even if those customers elect to purchase electricity from another supplier or if the utility goes out of business and its service territory is acquired by another utility or is municipalized or, with certain exceptions, if the customer chooses to operate new on-site generation. Retail customers with on-site power generation facilities with rated capacities of 10 megawatts or less may avoid paying system restoration costs except to the extent Entergy Texas' distribution or transmission facilities are used to provide such energy.
Non-U.S. Holder means a holder of System Restoration Bonds that is neither a U.S. Holder nor subject to rules applicable to former citizens and residents of the United States.
NRSRO means a nationally recognized statistical rating organization.
Payment date means the date or dates on which interest and principal are to be payable on the System Restoration Bonds.
Provider of Last Resort or POLR means a provider of last resort, which is a retail electric provider required to offer a standard retail services package for each class of retail customers it serves at a fixed rate agreed to by the Texas commission.

PTCE means a prohibited transaction class exemption of the United States Department of Labor.
Public Utility Regulatory Act means the Texas Public Utility Regulatory Act, as codified in Title II of the Texas Utilities Code.
PUCT means the Public Utility Commission of Texas.
Qualified costs means the costs of an electric utility recoverable through the issuance of System Restoration Bonds, the costs of issuing, supporting, and servicing the System Restoration Bonds, and any costs of retiring and refunding the electric utility’s existing debt and equity securities in connection with the issuance of the System Restoration Bonds.
Rating agencies means Moody’s and S&P.
Rating agency condition means, with respect to any action, not less than ten (10) business days’ prior written notification to each rating agency of such action, and written confirmation from each of S&P and Moody’s to the servicer, the trustee and us that such action will not result in a suspension, reduction or withdrawal of the then current rating by such rating agency of any tranche of System Restoration Bonds issued by us and that prior to the taking of the proposed action no other rating agency shall have provided written notice to us that such action has resulted or would result in the suspension, reduction or withdrawal of the then current rating of any such tranche of System Restoration Bonds; provided, that if within such ten (10) business day period, any rating agency (other than S&P) has neither replied to such notification nor responded in a manner that indicates that such rating agency is reviewing and considering the notification, then (i) we shall be required to confirm that such rating agency has received the rating agency condition request, and if it has, promptly request the related rating agency condition confirmation and (ii) if the rating agency neither replies to such notification nor responds in a manner that indicates it is reviewing and considering the notification within five (5) business days following such second (2nd) request, the applicable rating agency condition requirement shall not be deemed to apply to such rating agency. For the purposes of this definition, any confirmation, request, acknowledgment or approval that is required to be in writing may be in the form of electronic mail or a press release (which may contain a general waiver of a rating agency’s right to review or consent).
Record date means the date or dates with respect to each payment date on which it is determined the person in whose name each System Restoration Bond is registered will be paid on the respective payment date.
Regulation AB means the rules of the SEC promulgated under Subpart 229.1100 – Asset-Backed Securities (Regulation AB), 17 C.F.R. §§229.1100-229.1125, as such may be amended from time to time.
Required capital level means the amount required to be funded in the capital subaccount, which will equal 0.50% of the principal amount issued by us.
Retail customer or retail electric customer means a retail customer within Entergy Texas’ service territory. If retail competition is ever introduced into Entergy Texas’ service territory, such terms mean a retail end user of electricity and related services provided by a retail electric provider via the transmission and distribution system of a utility such as Entergy Texas within Entergy Texas’ service territory.

Retail electric providers or REPs means entities certified under state law that provide electricity and related services to retail electric customers within areas of Texas subject to retail competition.
S&P means Standard & Poor’s Ratings Group, Inc. or any successor in interest.
Sale agreement means the sale agreement to be entered into between the issuing entity and Entergy Texas, pursuant to which Entergy Texas sells and Entergy Texas Restoration Funding II, LLC buys the transition property.
Series supplement means the supplement to the indenture which establishes the specific terms of the System Restoration Bonds.
Service territory means, with regard to Entergy Texas,  the certificated service area of Entergy Texas as it existed on January 14, 2022, within which Entergy Texas may recover qualified costs through nonbypassable system restoration charges assessed on retail electric customers within that area.
Servicer means Entergy Texas, acting as the servicer, and any successor or assignee servicer, which will service the transition property under a servicing agreement with the issuing entity.
Servicing agreement means the servicing agreement to be entered into between the issuing entity and Entergy Texas, as the same may be amended and supplemented from time to time, pursuant to which Entergy Texas undertakes to service the transition property.
System restoration charges mean statutorily-created, nonbypassable, consumption-based per kilowatt hour, per kilowatt or per kilovolt-Amperes charges. system restoration charges are irrevocable and payable, through Entergy Texas or retail electric providers, by retail electric customers who consume electricity that is delivered through the distribution system or produced in certain new on-site generation. There is no “cap” on the level of system restoration charges that may be imposed on future retail electric customers as a result of the true-up mechanism. Through the true-up mechanism, all retail electric customers cross share in the liabilities of all other retail electric customers for the payment of system restoration charges.
Texas commission means the Public Utility Commission of Texas.
Transition property means, with regard to Entergy Texas or an issuing entity (such as us), all of Entergy Texas’ right, title, and interest in and to certain property established pursuant to a financing order which is then transferred to the issuing entity (such as us), including the irrevocable right to impose, collect and receive system restoration charges payable by existing and future retail customers in Entergy Texas’ service area (other than certain exempted customers) in an amount sufficient to pay the principal and interest on System Restoration Bonds and to make deposits to the various subaccounts within the collection account. Unless the context otherwise requires, when we refer to transition property in this prospectus we mean the transition property authorized under the financing order.
Treasury Regulations means proposed or issued regulations promulgated from time to time under the Internal Revenue Code.
True-up means a mechanism required by the Public Utility Regulatory Act and the financing order whereby the servicer will apply to the Texas commission for adjustments to the applicable system restoration charges based on actual collected system restoration charges and updated assumptions by the servicer as to future collections of system restoration charges. The

Texas commission will approve properly filed adjustments. Adjustments will immediately be reflected in the customers’ next billing cycle. Any corrections for mathematical errors will be reflected in the next true-up.
Trust Indenture Act means the Trust Indenture Act of 1939, as amended.
U.S. Holder means a holder of a System Restoration Bond that is (i) a citizen or resident of the United States, (ii) a partnership or corporation (or other entity treated like a corporation for federal income tax purposes) organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, (iv) a trust with respect to which both (A) a court in the United States is able to exercise primary authority over its administration and (B) one or more United States persons have the authority to control all of its substantial decisions or (v) a trust that has elected to be treated as a United States person under applicable Treasury Regulations.

$290,470,000 Senior Secured System Restoration Bonds, Series 2022-A

Entergy Texas, Inc.
Sponsor, Depositor and Initial Servicer

Entergy Texas Restoration Funding II, LLC
Issuing Entity

Joint Bookrunning Managers

Goldman Sachs & Co. LLC

Citigroup

Co-Managers

Regions Securities LLC

R. Seelaus & Co., LLC

Through and including                , 2022 (the 90th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and when offering an unsold allotment or subscription.

PART II

Information Not Required in Prospectus
Item 12.    Other Expenses of Issuance and Distribution
The following table sets forth the various expenses expected to be incurred by the registrants in connection with the issuance and distribution of the securities being registered by this prospectus, other than underwriting discounts and commissions. All amounts are estimated except the Securities and Exchange Commission registration fee.

Securities and Exchange Commission registration fee	$32,124.50
Printing expenses	$10,000.00
Indenture Trustee fees and expenses	$50,000.00
Legal fees and expenses	$1,525,000.00
Accounting fees and expenses	$300,000.00
Rating Agencies’ fees and expenses	$334,040.50
Structuring agent fees and expenses	$550,000.00
Miscellaneous fees and expenses	$80,887.00
Total	$2,882,053.00

Item 13.    Indemnification of Directors and Officers
ENTERGY TEXAS RESTORATION FUNDING II, LLC
Section 18-108 of the Delaware Limited Liability Company Act provides that subject to such standards and restrictions, if any, as are set forth in the limited liability company agreement of a limited liability company, a limited liability company may, and shall have the power to, indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever. Under the limited liability company agreement of Entergy Texas Restoration Funding II, LLC, to the fullest extent permitted by law, we will indemnify our member, manager, officer, controlling person, employee, legal representative or agent who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, against any expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred with respect to their services as member, manager, officer, controlling Person, employee, legal representative or agent or serving at the request of the company under our limited liability company agreement, except an action by or in the right of the company, by reason of the fact that such person is or was a manager, member, officer, controlling person, employee, legal representative or agent of the company, and except for liabilities arising from their own fraud, gross negligence or willful misconduct. To the extent that the indemnification provisions of Entergy Texas Restoration Funding II, LLC’s limited liability company agreement purport to include indemnification for liabilities arising under the Securities Act, in the opinion of the SEC, such indemnification is contrary to public policy and such indemnifications are unenforceable.
Further, the expenses of each person who is or was a manager, member, officer, controlling person, employee, legal representative or agent, or is or was serving at the request of Entergy Texas Restoration Funding II, LLC as a member, manager, director, officer, partner, shareholder, controlling person, employee, legal representative or agent of another limited liability company, corporation, partnership, joint venture, trust or other enterprise, incurred in defending a civil or criminal action, suit or proceeding may be paid by Entergy Texas Restoration Funding II, LLC as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of such person to repay the amount if it is ultimately determined by a court of competent jurisdiction that such person is not entitled to be indemnified by Entergy Texas Restoration Funding II, LLC.
ENTERGY TEXAS, INC.
The Amended and Restated Certificate of Formation of Entergy Texas, Inc. (“ETI”) provides that its directors shall not be personally liable to it or its stockholders for monetary damages for an act or omission occurring in the director’s capacity as such, except as provided by the statutes of the State of Texas. ETI has insurance covering expenditures that might arise in connection with lawful indemnification of its directors and officers for certain of their liabilities and expenses. ETI's directors and officers also have insurance that insures them against certain other liabilities and expenses. The corporation laws of Texas permit indemnification of directors and officers in a variety of circumstances, which may include liabilities under the Securities Act of 1933, and, under ETI's Amended and Restated Certificate of Formation and Amended and Restated Bylaws, its officers and directors may generally be indemnified to the full extent of such laws.
The above is a general summary of certain provisions of Entergy Texas’s Amended Restated Certificate of Formation and Amended and Restated Bylaws and is subject in all respects to the specific and detailed provisions of Entergy Texas’s Amended and Restated Certificate of Formation and Amended and Restated Bylaws.

Item 14. Exhibits
List of Exhibits
EXHIBIT NO.	DESCRIPTION OF EXHIBIT
1.1	Form of Underwriting Agreement

3.1	Certificate of Formation of Entergy Texas Restoration Funding II, LLC*

3.2	Form of Amended and Restated Limited Liability Company Agreement of Entergy Texas Restoration Funding II, LLC*

4.1	Form of Indenture between Entergy Texas Restoration Funding II, LLC and the Indenture Trustee (including forms of the Senior Secured System Restoration Bonds)*

5.1	Opinion of Norton Rose Fulbright US LLP with respect to legality*

8.1	Opinion of Norton Rose Fulbright US LLP with respect to federal tax matters*

10.1	Form of Transition Property Servicing Agreement between Entergy Texas Restoration Funding II, LLC and Entergy Texas, Inc., as Servicer*

10.2	Form of Transition Property Purchase and Sale Agreement between Entergy Texas Restoration Funding II, LLC and Entergy Texas, Inc., as Seller*

10.3	Form of Administration Agreement between Entergy Texas Restoration Funding II, LLC and Entergy Texas, Inc., as Administrator*

21.1	List of Subsidiaries*

23.1	Consent of Norton Rose Fulbright US LLP (included as part of its opinions filed as Exhibit 5.1 and 8.1)*

24.1	Power of Attorney of Entergy Texas Restoration Funding II, LLC*

24.2	Power of Attorney of Entergy Texas, Inc.*

25.1	Form of T-1 Statement of Eligibility under the Trust Indenture Act of 1939, as amended of The Bank of New York Mellon for the form of Indenture*

99.1	Financing Order**

99.2	Form of Opinion of Norton Rose Fulbright US LLP with respect to U.S. constitutional matters*

99.3	Form of Opinion of Duggins Wren Mann & Romero, LLP with respect to Texas constitutional matters*

107	Calculation of Filing Fee Tables*
*    Previously filed with Amendment No. 1 to the Registration Statement on Form SF-1 of Entergy Texas, Inc. and Entergy Texas Restoration Funding II, LLC (File Nos. 333-259293 and 333-259293-01) filed on February 1, 2022.
**    Previously filed. Refiled in its entirety to include exhibits to Financing Order inadvertently omitted.
Item 15.    Undertakings.
The undersigned registrants hereby undertake that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
For the purpose of determining any liability under the Securities Act of 1933, each filing of the annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 of a third party that is incorporated by reference in the registration statement in accordance with Item 1100(c)(1) of Regulation AB (17 CFR 229.1100(c)(1)) shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, each registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by a registrant of expenses incurred or paid by a director, officer or controlling person of such registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, each registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.
The undersigned registrants hereby undertake that:
(1)For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
The undersigned registrants hereby undertake to file an application for the purpose of determining the eligibility of the trustee to act under Subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Act.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form SF-1 and has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New Orleans, State of Louisiana, on the 7th day of March, 2022.
ENTERGY TEXAS, INC.

/s/ Steven C. McNeal
Steven C. McNeal
Vice President and Treasurer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
Eliecer Viamontes* Eliecer Viamontes	Chair of the Board, President and Chief Executive Officer (Principal Executive Officer)	3/7/2022
Andrew S. Marsh* Andrew S. Marsh	Executive Vice President, Chief Financial Officer and Director (Principal Financial Officer)	3/7/2022
Kimberly A. Fontan* Kimberly A. Fontan	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)	3/7/2022
Paul D. Hinnenkamp* Paul D. Hinnenkamp	Director	3/7/2022
Roderick K. West* Roderick K. West	Director	3/7/2022
*By: /s/ Steven C. McNeal Steven C. McNeal Attorney-in-fact		3/7/2022

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form SF-1 and has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the in the City of New Orleans, State of Louisiana, on the 7th day of March, 2022.
ENTERGY TEXAS RESTORATION FUNDING II, LLC

/s/ Steven C. McNeal____________________
By: Steven C. McNeal
Vice President and Treasurer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
Eddie D. Peebles*		3/7/2022
Eddie D. Peebles	President and Chief Executive Officer (Principal Executive Officer)
/s/ Steven C. McNeal		3/7/2022
Steven C. McNeal	Vice President and Treasurer (Principal Financial and Accounting Officer)
*By: /s/ Steven C. McNeal Steven C. McNeal Attorney-in-fact		3/7/2022